Dreyfus Founders Balanced Fund

Investment Update

June 30, 2003

Dreyfus Founders Funds®
The Growth Specialists

TABLE OF CONTENTS

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The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2003. The amounts of these holdings are included in the Statement of Investments.

MANAGEMENT OVERVIEW

 

A discussion with portfolio manager John Jares, CFA, left, and assistant portfolio manager John Johnson, CFA

How did the Fund perform relative to its benchmark in the six months ended June 30?

Although the first few months of the period showed that renewed confidence in the equity market was slow to materialize, a mid-March rally was sparked by increasing confidence in a more robust economic recovery.

While we were pleased with the Fund's performance, in this rising market the Fund's fixed-income component caused performance to lag the all-equity index, the Standard & Poor's 500 Index, which returned 11.76% for the period.

What specific market dynamics affected the Fund's performance during the period?

It has been an interesting six months for the market and for the Fund. At the beginning of the year, initial tepid interest in the market due to a protracted economic recovery, the looming war with Iraq and additional allegations of corporate malfeasance idled the interest of investors. Corporate spending and hiring remained static. Continuing increases in unemployment—which reached a nine-year high of 6.4% in

"Consumer confidence continued to drive the consumer discretionary sector as spending improved."

Performance Highlights

- The mid-March market rally spurred renewed, albeit cautious, confidence in the equities market.
- The Fund's holdings in the consumer discretionary sector fared well due to continued consumer spending.
- Cardiovascular innovations and gains in the generic drug marketplace propelled the Fund's holdings in the healthcare sector.
- Underperforming technology holdings hampered the Fund's performance.
- Through in-depth research, we continue to seek investment opportunities in the stock and bond markets.

June, up from 5.7% in January—also tempered equity investing. The reaction in the marketplace was to move to more defensive securities.

However, as the reporting period passed its mid-point, the broad market saw a powerful rally in equity prices. The Iraqi conflict seemed to be winding down. Optimism for improved earnings strengthened. The low interest rate environment kept consumer confidence at a relatively high level, helping maintain economic growth. Investors began to move back into equities due to an improved fundamental outlook and low-yielding alternative investments. The Fund was poised to benefit from this measured shift.

What decisions positively impacted the performance of the Fund during the period?

Through the first half of 2003, the Fund began to take advantage of the improving fundamentals and valuations in the technology, financials and energy sectors. Oil services companies gained, spurred by spending from the oil companies due to tight supplies of North American natural gas, as well as the continued decline in current production from existing wells.

Consumer confidence continued to drive the consumer discretionary sector as spending improved. The Fund's relative overweight position and strong performing stock selections in this sector boosted the Fund's performance during the period. Holdings such as **Best Buy Company, Inc.**, a leading retailer of home electronics, and cruise-ship operator **Royal Caribbean Cruises Limited**, took advantage of consumers' continued capital spending on electronics and leisure travel, and because of this, both companies posted solid gains. In addition, cosmetic and fragrance manufacturer **Estée Lauder Companies, Inc.**, and the home improvement chain **Home Depot, Inc.** performed well during the period, contributing positively to the Fund's overall performance.

Healthcare also provided positive opportunities during the period, as the Fund capitalized on holdings focused on the improvement of cardiovascular health as well as the production of affordable drugs. **Boston Scientific Corporation** contributed to the Fund's performance as it benefited from the success of its pioneering approach to interventional cardiology. This approach improves upon existing technology by applying a drug to cardiovascular stents to help control coronary artery disease.

Largest Equity Holdings (ticker symbol)	
1. Estée Lauder Companies, Inc. (EL)	4.15%
2. Royal Caribbean Cruises Limited (RCL)	3.50%
3. General Electric Company (GE)	3.50%
4. Microsoft Corporation (MSFT)	2.76%
5. Pfizer, Inc. (PFE)	2.75%
6. Coca-Cola Company (KO)	2.60%
7. International Business Machines Corporation (IBM)	2.53%
8. Colgate-Palmolive Company (CL)	2.51%
9. Verizon Communications, Inc. (VZ)	2.36%
10. MBNA Corporation (KRB)	2.34%

Holdings listed are a percentage of equity assets. Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Also during the period, Congress continued debate, passing separate bills, on The Medicare Prescription Drug and Modernization Act of 2003. This drew interest to many aspects of domestic healthcare, specifically the generic drug industry. **Teva Pharmaceutical Industries Limited**, a generic drug manufacturer, proved to be a positive stock selection in light of this attention.



Growth of $10,000 Investment
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Dreyfus Founders Balanced Fund-Class F
S&P 500 Index
Lipper Balanced Fund Index
$26,037
$20,846
$15,959
6/93
6/95
6/97
6/99
6/01
6/03

Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Balanced Fund on 6/30/93 to a $10,000 investment made in unmanaged securities indexes on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.

The Standard & Poor's (S&P) 500 Index is a market-value-weighted, unmanaged index of common stocks considered representative of the broad market. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. The S&P 500 Index does not include a fixed-income component, while the Fund does. The Lipper Balanced Fund Index is an average of the performance of the 30 largest balanced funds tracked by Lipper Inc., adjusted for the reinvestment of dividends and capital gain distributions and reflective of the management expenses associated with the actual funds included in the Index. Further information related to Fund performance is contained elsewhere in this report.

What hindered the Fund's overall performance during the half?

Underperforming technology holdings also proved deficient to the Fund's performance. **BMC Software, Inc.**, a manufacturer of computer hardware and software systems, was one such holding that performed poorly during the period and hampered Fund performance. Already saddled with a difficult environment in which to sell, BMC Software underperformed due to missed revenue growth estimates.

Average Annual and Year-to-Date Total Return as of 6/30/03

	Year-to-Date†	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)					
With sales charge (5.75%)	3.68%	(3.96%)	—	—	(10.25%)
Without sales charge	10.04%	1.88%	—	—	(8.71%)
Class B Shares (12/31/99)					
With redemption*	5.46%	(2.90%)	—	—	(10.18%)
Without redemption	9.46%	1.10%	—	—	(9.41%)
Class C Shares (12/31/99)					
With redemption**	8.34%	(0.43%)	—	—	(9.86%)
Without redemption	9.34%	0.57%	—	—	(9.86%)
Class F Shares (2/19/63)	10.01%	2.01%	(5.68%)	4.79%	N/A
Class R Shares (12/31/99)	9.63%	8.66%	—	—	(8.85%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	4.48%	2.77%	—	—	(9.55%)
Without sales charge	9.34%	7.62%	—	—	(8.36%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limits for certain share classes, and adjustments for financial statement purposes.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

†Total return is not annualized.

How did the fixed-income portion of the portfolio impact the Fund in the first half?

The fixed-income portion of the Fund fared well from the slowed recovery of the economy and the market. Economic fundamentals remained not only stagnant during the period, but in some cases showed signs of contracting. Manufacturing activity and retail sales also became anemic. Unemployment reached a nine-year high in June. All of these economic factors contributed to the positive contribution the Fund's fixed-income holdings made to its overall performance.

Appropriate to the Fund's investment philosophy, corporate credits and sectors were carefully selected for appreciation potential. At period's end, the fixed-income portion of the Fund's allocation to corporate



Composition of Equity Assets

18.36% Information Technology
17.80% Consumer Discretionary
15.05% Consumer Staples
13.52% Financials
13.37% Healthcare
8.78% Industrials
7.64% Energy
3.24% Telecommunications Services
1.56% Materials
0.68% Utilities

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

bonds—34.2% with all bonds rated as investment-grade, the majority of exposure concentrated in the AA and A rating categories—benefited performance. Additionally, Treasury and Agency securities represented 42.2% of the fixed-income portion of the Fund and provided much of the Fund's liquidity.

The Fund sold its position in Freddie Mac securities in June due to a Securities and Exchange Commission-led investigation into the mortgage financier's accounting issues. We are closely monitoring the Freddie Mac situation, as well as Government Sponsored Enterprises in general, and view any efforts to increase regulatory oversight, disclosure and capital requirements positively for debt holders.

Overall, the Fund's fixed-income holdings provided a strong foundation and a defensive position for investors as the market slowly moved toward recovery.

As we move into the final half of 2003, our investment strategy remains constant. We will continue to apply our fundamental bottom-up approach and intensive research process for the Fund by seeking stocks that are poised to exhibit growth characteristics at attractive valuations.



John B. Jares, CFA
Portfolio Manager

John Johnson, CFA
Assistant Portfolio Manager

STATEMENT OF INVESTMENTS
June 30, 2003 *(unaudited)*

Shares		Market Value

Common Stocks (Domestic)–53.0%

Advertising–0.6%

24,300	Lamar Advertising Company*	$ 855,603

Airlines–1.2%

65,300	Northwest Airlines Corporation Class A*	737,237
48,600	Southwest Airlines Company	835,920
		1,573,157

Application Software–0.2%

14,650	PeopleSoft, Inc.*	257,694

Asset Management & Custody Banks–1.3%

102,725	Janus Capital Group, Inc.	1,684,690

Biotechnology–0.6%

11,400	Amgen, Inc.*	757,416

Broadcasting & Cable TV–1.3%

17,500	Clear Channel Communications, Inc.*	741,825
34,600	Comcast Corporation Special Class A*	997,518
		1,739,343

Casinos & Gaming–0.4%

14,400	MGM Mirage, Inc.*	492,192

Communications Equipment–0.6%

51,100	Cisco Systems, Inc.*	852,859

Computer & Electronics Retail–1.2%

35,450	Best Buy Company, Inc.*	1,556,964

Computer Hardware–1.4%

23,200	International Business Machines Corporation	1,914,000

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GR	Greece	NW	Norway
AT	Austria	HK	Hong Kong	PH	Philippines
BA	Barbados	ID	Indonesia	PU	Puerto Rico
BD	Bermuda	IE	Ireland	SG	Singapore
BE	Belgium	IS	Israel	SP	Spain
CA	Canada	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	LU	Luxembourg	UK	United Kingdom
FR	France	MA	Malaysia	VI	Virgin Islands
GE	Germany	NE	Netherlands		

Shares		Market Value
Consumer Finance–1.3%		
84,850	MBNA Corporation	$ 1,768,274
Data Processing & Outsourced Services–1.0%		
37,400	Fiserv, Inc.*	1,331,814
Department Stores–0.3%		
18,500	Nordstrom, Inc.	361,120
Diversified Banks–2.0%		
13,200	Bank of America Corporation	1,043,196
31,100	Wells Fargo & Company	1,567,440
		2,610,636
Diversified Commercial Services–0.3%		
24,700	Cendant Corporation*	452,504
Food Retail–1.0%		
68,000	Safeway, Inc.*	1,391,280
Gas Utilities–0.4%		
9,475	Kinder Morgan, Inc.	517,809
Healthcare Equipment–1.0%		
20,600	Boston Scientific Corporation*	1,258,660
Healthcare Services–0.8%		
41,900	Caremark Rx, Inc.*	1,075,992
Home Improvement Retail–1.0%		
40,800	Home Depot, Inc.	1,351,296
Hotels, Resorts & Cruise Lines–0.2%		
9,700	Carnival Corporation Class A	315,347
Household Products–2.1%		
32,800	Colgate-Palmolive Company	1,900,760
9,800	Procter & Gamble Company	873,964
		2,774,724
Hypermarkets & Super Centers–1.2%		
28,300	Wal-Mart Stores, Inc.	1,518,861
Industrial Conglomerates–2.5%		
5,100	3M Company	657,798
92,400	General Electric Company	2,650,032
		3,307,830
Industrial Gases–0.9%		
19,600	Praxair, Inc.	1,177,960

* Non-income producing.
  See notes to financial statements.

Shares		Market Value
Integrated Telecommunication Services–1.9%		
26,200	SBC Communications, Inc.	$ 669,410
45,300	Verizon Communications, Inc.	1,787,085
		2,456,495
Investment Banking & Brokerage–1.5%		
14,200	Goldman Sachs Group, Inc.	1,189,250
17,400	Morgan Stanley	743,850
		1,933,100
Leisure Facilities–2.0%		
114,461	Royal Caribbean Cruises Limited	2,650,917
Movies & Entertainment–2.3%		
40,000	AOL Time Warner, Inc.*	643,600
34,400	Viacom, Inc. Class B*	1,501,904
43,700	Walt Disney Company	863,075
		3,008,579
Multi-Line Insurance–0.8%		
18,000	American International Group, Inc.	993,240
Oil & Gas Drilling–0.6%		
32,700	GlobalSantaFe Corporation	763,218
Oil & Gas Equipment & Services–1.4%		
10,200	BJ Services Company*	381,072
39,100	Smith International, Inc.*	1,436,534
		1,817,606
Oil & Gas Exploration & Production–0.7%		
13,335	Apache Corporation	867,575
Other Diversified Financial Services–0.9%		
29,066	Citigroup, Inc.	1,244,025
Personal Products–2.4%		
93,800	Estée Lauder Companies, Inc. Class A	3,145,114
Pharmaceuticals–4.1%		
10,000	Abbott Laboratories	437,600
8,000	Forest Laboratories, Inc.*	438,000
11,600	Johnson & Johnson	599,720
19,600	Merck & Company, Inc.	1,186,780
60,950	Pfizer, Inc.	2,081,443
15,000	Wyeth	683,250
		5,426,793
Railroads–0.5%		
11,400	Union Pacific Corporation	661,428

Shares		Market Value

Semiconductor Equipment–0.7%

7,150	KLA-Tencor Corporation*	$ 332,404
34,300	Lam Research Corporation*	624,603
		957,007

Semiconductors–1.2%

19,500	Broadcom Corporation*	485,745
18,900	Maxim Integrated Products, Inc.*	646,191
15,300	Xilinx, Inc.*	387,243
		1,519,179

Soft Drinks–1.9%

42,400	Coca-Cola Company	1,967,784
33,000	Coca-Cola Enterprises, Inc.	598,950
		2,566,734

Specialty Stores–0.9%

35,100	Tiffany & Company	1,147,068

Systems Software–4.4%

39,200	Adobe Systems, Inc.	1,257,144
102,000	BMC Software, Inc.*	1,665,660
81,600	Microsoft Corporation	2,089,776
25,100	Oracle Corporation*	301,702
19,000	VERITAS Software Corporation*	544,730
		5,859,012

Total Common Stocks (Domestic)
(Cost–$62,463,567) 69,915,115

Common Stocks (Foreign)–4.4%

Integrated Oil & Gas–0.8%

23,600	BP PLC Sponsored ADR (UK)	991,672

IT Consulting & Other Services–0.6%

45,725	Accenture Limited Class A ADR (BD)*	827,165

Oil & Gas Drilling–1.0%

34,000	Nabors Industries Limited (BA)*	1,344,700

Pharmaceuticals–1.2%

28,000	Teva Pharmaceutical Industries Limited Sponsored ADR (IS)	1,594,040

Railroads–0.5%

13,500	Canadian National Railway Company (CA)	651,510

Semiconductors–0.3%

11,025	Marvell Technology Group Limited (BD)*	378,929

Total Common Stocks (Foreign)
(Cost–$4,782,137) 5,788,016

Non-income producing.
See notes to financial statements.

STATEMENT OF INVESTMENTS
June 30, 2003 *(unaudited) (continued)*

Principal Amount		*Market Value*
Corporate Bonds (Domestic)–14.6%		
Automobile Manufacturers–2.5%		
$ 3,000,000	Toyota Motor Credit Corporation Series MTN	
	5.65% 1/15/07	$ 3,321,270
Diversified Banks–3.4%		
3,540,000	Washington Mutual, Inc.	
	8.25% 4/1/10	4,458,630
General Merchandise Stores–1.9%		
2,500,000	Target Corporation	
	4.00% 6/15/13	2,449,650
Household Products–2.6%		
3,000,000	Colgate-Palmolive Company	
	5.98% 4/25/12	3,458,910
Movies & Entertainment–1.7%		
2,000,000	Viacom, Inc.	
	7.75% 6/1/05	2,227,480
Pharmaceuticals–2.5%		
3,000,000	Abbott Laboratories	
	5.625% 7/1/06	3,321,690
Total Corporate Bonds (Domestic)		
(Cost–$17,358,713)		19,237,630
U.S. Government Securities–18.0%		
Agency Pass Through–3.5%		
4,200,777	U.S. Small Business Administration Series 10-A	
	6.64% 2/1/11	4,598,716
U.S. Agencies–7.0%		
	Federal Home Loan Bank:	
3,500,000	6.50% 11/15/05	3,905,895
3,000,000	6.70% 4/4/17 Callable 4/4/05	3,237,450
2,000,000	Private Export Funding Corporation	
	3.40% 2/15/08	2,075,600
		9,218,945

Principal Amount		Market Value

U.S. Treasury Notes–7.5%

$ 2,044,640	U.S. Treasury Inflation Index Note	
	3.00% 7/15/12	$ 2,253,100
	U.S. Treasury Note:	
2,500,000	4.00% 11/15/12	2,601,475
3,000,000	5.00% 2/15/11	3,367,380
1,500,000	6.875% 5/15/06	1,718,970
		9,940,925

Total U.S. Government Securities
(Cost–$22,330,570) 23,758,586

Government Bonds (Foreign)–2.1%

Government Securities–2.1%

CAD 3,535,000	Province of Quebec	
	6.50% 12/1/05 (CA)	2,794,232

Total Government Bonds (Foreign)
(Cost–$2,384,524) 2,794,232

		Amortized Cost

Corporate Short-Term Notes–7.6%

Other Diversified Financial Services–3.6%

$ 4,800,000	Merrill Lynch & Company	
	1.12% 7/2/03	$ 4,799,851

Special Purpose Entity–4.0%

5,300,000	Corporate Asset Funding Corporation	
	1.10% 7/1/03	5,300,000

Total Corporate Short-Term Notes
(Amortized Cost–$10,099,851) 10,099,851

Total Investments–99.7%
(Total Cost–$119,419,362) 131,593,430

Other Assets and Liabilities–0.3% 400,037

Net Assets–100.0% $131,993,467

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
June 30, 2003 *(unaudited)*

Assets

Investment securities, at cost	$ 119,419,362
Investment securities, at market	131,593,430
Cash	438,207
Receivables:	
Investment securities sold	291,255
Capital shares sold	124,199
Dividends and interest	609,969
Other assets	43,280
Total Assets	133,100,340

Liabilities

Payables and other liabilities:	
Investment securities purchased	249,075
Capital shares redeemed	571,505
Advisory fees	71,726
Shareholder servicing fees	6,852
Accounting fees	6,621
Distribution fees	48,476
Custodian fees	544
Other	152,074
Total Liabilities	1,106,873
Net Assets	$ 131,993,467

Net Assets consist of:

Capital (par value and paid-in surplus)	$ 330,144,048
Undistributed net investment income	(8,111)
Accumulated net realized loss from security transactions	(210,316,504)
Net unrealized appreciation on investments and foreign currency translation	12,174,034
Total	$ 131,993,467

Net Assets—Class A	$	1,384,281
Shares Outstanding—Class A		189,206
Net Asset Value, Redemption Price Per Share	$	7.32
Maximum offering price per share		
(net asset value plus sales charge of 5.75% of offering price)	$	7.77
Net Assets—Class B	$	1,343,430
Shares Outstanding—Class B		185,239
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	7.25
Net Assets—Class C	$	216,228
Shares Outstanding—Class C		30,236
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	7.15
Net Assets—Class F	$128,990,444
Shares Outstanding—Class F		17,615,028
Net Asset Value, Offering and Redemption Price Per Share	$	7.32
Net Assets—Class R	$	42,309
Shares Outstanding—Class R		5,795
Net Asset Value, Offering and Redemption Price Per Share	$	7.30
Net Assets—Class T	$	16,775
Shares Outstanding—Class T		2,230
Net Asset Value, Redemption Price Per Share	$	7.52
Maximum offering price per share		
(net asset value plus sales charge of 4.50% of offering price)	$	7.87

See notes to financial statements.

STATEMENT OF OPERATIONS
For the six months ended June 30, 2003 *(unaudited)*

Investment Income:

Dividends	$ 404,786
Interest	1,332,672
Foreign taxes withheld	(5,288)
Total Investment Income	1,732,170

Expenses:

Advisory fees—Note 2	423,091
Shareholder servicing fees—Note 2	43,476
Accounting fees—Note 2	39,055
Distribution fees—Note 2	164,718
Transfer agency fees—Note 2	216,567
Registration fees	28,567
Postage and mailing expenses	35,111
Custodian fees and expenses—Note 2	3,263
Printing expenses	28,265
Legal and audit fees	14,271
Directors' fees and expenses—Note 2	16,792
Other expenses	35,555
Total Expenses	1,048,731
Earnings Credits	(1,328)
Reimbursed/Waived Expenses	(684)
Expense Offset to Broker Commissions	(5,005)
Net Expenses	1,041,714
Net Investment Income	690,456

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain (Loss) on:

Security Transactions (including premiums on options exercised)	(72,022)
Closing and expiration of options contracts written	(81,414)
Foreign currency transactions	10,642
Net Realized Loss	(142,794)
Net Change in Unrealized Appreciation of Investments and Foreign Currency Translation	11,878,484
Net Realized and Unrealized Gain	11,735,690
Net Increase in Net Assets Resulting from Operations	$12,426,146

Purchases of long-term securities	$50,163,904
Proceeds from sales of long-term securities	$71,981,868
Purchases of long-term U.S. Government Obligations	$ 7,583,053
Proceeds from sales of long-term U.S. Government Obligations	$ 5,228,260

See notes to financial statements.

Statements of Changes in Net Assets
(unaudited)

	Six months ended 6/30/03	Year ended 12/31/02
Operations		
Net Investment Income	$ 690,456	$ 2,058,852
Net Realized Loss	(142,794)	(35,873,999)
Net Change in Unrealized Appreciation/Depreciation.	11,878,484	(8,107,493)
Net Increase (Decrease) in Net Assets Resulting from Operations	12,426,146	(41,922,640)
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	(5,606)	(7,719)
Class B	(1,223)	(558)
Class C	(17)	0
Class F	(691,602)	(2,156,959)
Class R	(114)	0
Class T	(5)	0
Net Decrease from Dividends and Distributions.............	(698,567)	(2,165,236)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	22,581	304,988
Class B	51,775	(28,551)
Class C	(65,450)	(151,251)
Class F	(12,784,706)	(123,330,214)
Class R	30,077	294
Class T	2,392	(219,113)
Net Decrease from Capital Share Transactions...............	(12,743,331)	(123,423,847)
Net Decrease in Net Assets	(1,015,752)	(167,511,723)
Net Assets		
Beginning of period	$133,009,219	$ 300,520,942
End of period	$131,993,467	$ 133,009,219

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class A Shares				
Net Asset Value, beginning of period	$ 6.68	$ 8.18	$ 9.24	$ 10.47
Income from investment operations:				
Net investment income	0.03	0.05	0.06	0.13
Net gains (losses) on securities (both realized and unrealized)	0.64	(1.51)	(1.03)	(1.18)
Total from investment operations.	0.67	(1.46)	(0.97)	(1.05)
Less distributions:				
From net investment income	(0.03)	(0.04)	(0.09)	(0.16)
From net realized gains	0.00	0.00	0.00	(0.02)
Total distributions	(0.03)	(0.04)	(0.09)	(0.18)
Net Asset Value, end of period	$ 7.32	$ 6.68	$ 8.18	$ 9.24
Total Return/Ratios				
Total return*	10.04%	(17.85%)	(10.46%)	(10.21%)
Net assets, end of period (000s)	$1,384	$ 1,243	$ 1,227	$ 699
Net expenses to average net assets# ...	1.85%**	1.89%	1.87%	1.20%
Gross expenses to average net assets#..	1.86%**	1.89%	1.87%	1.23%
Net investment income to average net assets	0.81%**	0.56%	0.51%	1.48%
Portfolio turnover rate@	113%	122%	111%	126%

* Sales charges are not reflected in the total return.

** Annualized.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class B Shares				
Net Asset Value, beginning of period	$ 6.63	$ 8.11	$ 9.18	$ 10.47
Income from investment operations:				
Net investment income (loss)..........	0.01	(0.01)	0.01	0.10
Net gains (losses) on securities (both realized and unrealized)	0.62	(1.47)	(1.03)	(1.24)
Total from investment operations.	0.63	(1.48)	(1.02)	(1.14)
Less distributions:				
From net investment income	(0.01)	0.00^	(0.05)	(0.13)
From net realized gains................	0.00	0.00	0.00	(0.02)
Total distributions	(0.01)	0.00	(0.05)	(0.15)
Net Asset Value, end of period.............	$ 7.25	$ 6.63	$ 8.11	$ 9.18
Total Return/Ratios				
Total return*	9.46%	(18.21%)	(11.13%)	(11.06%)
Net assets, end of period (000s).......	$1,343	$ 1,181	$ 1,484	$ 1,008
Net expenses to average net assets# ...	2.55%**	2.54%	2.49%	1.93%
Gross expenses to average net assets#..	2.56%**	2.54%	2.50%	1.96%
Net investment income (loss) to average net assets	0.11%**	(0.10%)	(0.13%)	0.71%
Portfolio turnover rate@	113%	122%	111%	126%

^ Distributions from net investment income for the year ended December 31, 2002 aggregated less than $0.01 on a per share basis.

* Sales charges are not reflected in the total return.

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class C Shares				
Net Asset Value, beginning of period	$ 6.54	$ 8.04	$ 9.17	$ 10.47
Income from investment operations:				
Net investment income (loss)..........	(0.07)	(0.17)	(0.05)	0.10
Net gains (losses) on securities (both realized and unrealized)	0.68	(1.33)	(1.03)	(1.28)
Total from investment operations.	0.61	(1.50)	(1.08)	(1.18)
Less distributions:				
From net investment income	0.00^	0.00	(0.05)	(0.10)
From net realized gains................	0.00	0.00	0.00	(0.02)
Total distributions	0.00	0.00	(0.05)	(0.12)
Net Asset Value, end of period............	$ 7.15	$ 6.54	$ 8.04	$ 9.17
Total Return/Ratios				
Total return*	9.34%	(18.66%)	(11.80%)	(11.36%)
Net assets, end of period (000s).......	$ 216	$ 248	$ 496	$ 174
Net expenses to average net assets#,†..	2.72%**	3.48%	3.96%	1.86%
Gross expenses to average net assets#,†	2.72%**	3.48%	3.96%	1.88%
Net investment income (loss) to average net assets†	0.07%**	(1.05%)	(1.64%)	0.76%
Portfolio turnover rate@	113%	122%	111%	126%

^ Distributions from net investment income for the six months ended June 30, 2003 aggregated less than $0.01 on a per share basis.

* Sales charges are not reflected in the total return.

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company for the year ended December 31, 2001. Had these fees not been reimbursed, the net expense ratio would have been 4.24%. The gross expense ratio would have been 4.24%. The net investment income (loss) ratio would have been (1.92%).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,				
		2002	2001	2000	1999	1998
Class F Shares						
Net Asset Value, beginning of period......................	$ 6.69	$ 8.20	$ 9.22	$ 10.47	$ 12.19	$ 11.35
Income from investment operations:						
Net investment income....	0.04	0.07	0.10	0.15	0.32	0.30
Net gains (losses) on securities (both realized and unrealized)	0.63	(1.50)	(1.02)	(1.23)	(0.61)	1.27
Total from investment operations	0.67	(1.43)	(0.92)	(1.08)	(0.29)	1.57
Less distributions:						
From net investment income	(0.04)	(0.08)	(0.10)	(0.15)	(0.32)	(0.30)
From net realized gains....	0.00	0.00	0.00	(0.02)	(1.11)	(0.43)
Total distributions	(0.04)	(0.08)	(0.10)	(0.17)	(1.43)	(0.73)
Net Asset Value, end of period .	$ 7.32	$ 6.69	$ 8.20	$ 9.22	$ 10.47	$ 12.19
Total Return/Ratios						
Total return	10.01%	(17.46%)	(9.94%)	(10.44%)	(2.22%)	13.96%
Net assets, end of period (000s)	$128,990	$130,314	$297,068	$552,675	$1,055,825	$1,244,221
Net expenses to average net assets#..............	1.59%**	1.42%	1.22%	1.07%	0.97%	0.99%
Gross expenses to average net assets#..............	1.59%**	1.43%	1.23%	1.08%	0.98%	1.00%
Net investment income to average net assets	1.07%**	0.99%	1.20%	1.41%	2.64%	2.51%
Portfolio turnover rate@ ...	113%	122%	111%	126%	218%	211%

** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class R Shares				
Net Asset Value, beginning of period	$ 6.68	$ 8.18	$ 9.22	$ 10.47
Income from investment operations:				
Net investment income (loss)..........	0.13	(0.16)	0.09	0.18
Net gains (losses) on securities (both realized and unrealized)	0.51	(1.34)	(1.02)	(1.23)
Total from investment operations.	0.64	(1.50)	(0.93)	(1.05)
Less distributions:				
From net investment income	(0.02)	0.00	(0.11)	(0.18)
From net realized gains................	0.00	0.00	0.00	(0.02)
Total distributions	(0.02)	0.00	(0.11)	(0.20)
Net Asset Value, end of period.............	$ 7.30	$ 6.68	$ 8.18	$ 9.22
Total Return/Ratios				
Total return	9.63%	(18.34%)	(10.09%)	(10.18%)
Net assets, end of period (000s).......	$ 42	$ 11	$ 14	$ 1
Net expenses to average net assets#,†..	2.42%**	4.24%	3.07%	0.80%
Gross expenses to average net assets#,†	2.42%**	4.24%	3.07%	0.81%
Net investment income (loss) to average net assets†	0.19%**	(1.77%)	(0.75%)	1.71%
Portfolio turnover rate@	113%	122%	111%	126%

** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

 † Certain fees were reimbursed by the management company or its affiliates for the six months ended June 30, 2003 and the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 3.02% (2003), 19.52% (2002) and 272.77% (2001). The gross expense ratios would have been 3.02% (2003), 19.52% (2002) and 272.77% (2001). The net investment income (loss) ratios would have been (0.41%) (2003), (17.05%) (2002) and (270.45%) (2001).

 @ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class T Shares				
Net Asset Value, beginning of period	$ 6.88	$ 8.17	$ 9.21	$ 10.47
Income from investment operations:				
Net investment income (loss)..........	0.05	(0.37)	0.08	0.12
Net gains (losses) on securities (both realized and unrealized)	0.59	(0.92)	(1.04)	(1.22)
Total from investment operations.	0.64	(1.29)	(0.96)	(1.10)
Less distributions:				
From net investment income	0.00^	0.00	(0.08)	(0.14)
From net realized gains	0.00	0.00	0.00	(0.02)
Total distributions	0.00	0.00	(0.08)	(0.16)
Net Asset Value, end of period.............	$ 7.52	$ 6.88	$ 8.17	$ 9.21
Total Return/Ratios				
Total return*	9.34%	(15.79%)	(10.44%)	(10.67%)
Net assets, end of period (000s).......	$ 17	$ 13	$ 232	$ 9
Net expenses to average net assets#,†..	2.82%**	2.59%	3.36%	1.30%
Gross expenses to average net assets#,†	2.82%**	2.60%	3.36%	1.32%
Net investment income (loss) to average net assets†	(0.16%)**	(0.31%)	(1.12%)	1.22%
Portfolio turnover rate@	113%	122%	111%	126%

^ Distributions from net investment income for the six months ended June 30, 2003 aggregated less than $0.01 on a per share basis.

* Sales charges are not reflected in the total return.

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company or its affiliates for the six months ended June 30, 2003 and the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 3.46% (2003), 14.62% (2002) and 18.37% (2001). The gross expense ratios would have been 3.46% (2003), 14.63% (2002) and 18.37% (2001). The net investment income (loss) ratios would have been (0.80%) (2003), (12.34%) (2002) and (16.13%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
June 30, 2003 *(unaudited)*

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Balanced Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of NASDAQ and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or, in the case of written call options, at the mean between the highest bid and lowest asked quotations, or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arise from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Option Writing—When the Fund writes an option, an amount equal to the premium received by the Fund is recorded as a liability and is subsequently adjusted to the current market value of the option written. Premiums received from writing options that expire unexercised are treated by the Fund on the expiration date as realized gains from investments. The difference between the premium and the amount paid on effecting a closing purchase transaction, including brokerage commissions, is also treated as a realized gain, or, if the premium is less than the amount paid for the closing purchase transaction, as a realized loss. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security or currency in determining whether the Fund has realized a gain or loss. If a put option is exercised, the premium reduces the cost basis of the securities purchased by the Fund. The Fund as writer of an option bears the market risk of an unfavorable change in the price of the security underlying the written option.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) quarterly and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is a wholly-owned subsidiary of Mellon Bank N.A., which is a wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 0.65% of the first $250 million of net assets, 0.60% of the next $250 million of net assets, 0.55% of the next $250 million of net assets, and 0.50% of net assets in excess of $750 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation (an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through June 30, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2003, Class F shares were charged $12,452 and $27,599, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of The Dreyfus Corporation, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the six months ended June 30, 2003,

Class F shares paid DTI and ITC $12,445 and $17,162, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.73 to $13.13, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the six months ended June 30, 2003 were as follows:

	Transfer Agency Fees Paid
Class A	$2,469
Class B	$2,035
Class C	$ 487
Class R	$ 132
Class T	$ 120

Founders has agreed to reimburse (or to cause its affiliates to reimburse) the Class R and Class T share classes of the Fund for certain transfer agency and printing expenses pursuant to a contractual commitment. This commitment will extend through at least August 31, 2004, and will not be terminated without prior notification to the Company's board of directors. For the six months ended June 30, 2003, Class R and Class T were each reimbursed $44, which reduced the amounts paid to DTI to $88 and $76, respectively.

Distribution and Shareholder Services Plans—DSC is also the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2003, Class F shares were charged $159,284 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and Shareholder Servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the six months ended June 30, 2003, were as follows:

	Distribution Fees Paid	Shareholder Servicing Fees Paid
Class A	N/A	$1,602
Class B	$4,557	$1,519
Class C	$ 860	$ 287
Class T	$ 17	$ 17

During the six months ended June 30, 2003, DSC retained $8,718 and $320 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million, and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A. serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2003, the

Fund's portion of the fee waiver was $596. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses, and capital loss carryovers.

Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2002, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2008 and December 31, 2010.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$199,486,923
Post-October Capital Loss Deferral	$ 5,744,775
Post-October Currency Loss Deferral	$ 0
Federal Tax Cost	$123,405,797
Gross Tax Appreciation of Investments	$ 10,748,081
Gross Tax Depreciation of Investments	$ (2,560,448)
Net Tax Appreciation	$ 8,187,633

4. Fund Share Transactions

The Fund is authorized to issue 850 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended 6/30/03		Year ended 12/31/02	
	Shares	**Amount**	**Shares**	**Amount**
Class A				
Sold	10,418	$ 72,880	78,405	$ 605,345
Dividends or Distributions Reinvested..............	768	$ 5,411	1,046	$ 7,280
Redeemed................	(7,954)	$ (55,710)	(43,543)	$ (307,637)
Net Increase	**3,232**	**$ 22,581**	**35,908**	**$ 304,988**
Class B				
Sold	30,448	$ 210,267	38,811	$ 277,704
Dividends or Distributions Reinvested..............	138	$ 971	69	$ 461
Redeemed................	(23,551)	$ (159,463)	(43,542)	$ (306,716)
Net Increase (Decrease) ..	**7,035**	**$ 51,775**	**(4,662)**	**$ (28,551)**
Class C				
Sold	3,223	$ 22,294	24,035	$ 171,946
Dividends or Distributions Reinvested..............	1	$ 10	0	$ 0
Redeemed................	(10,853)	$ (87,754)	(47,882)	$ (323,197)
Net Decrease	**(7,629)**	**$ (65,450)**	**(23,847)**	**$ (151,251)**
Class F				
Sold	1,909,527	$ 13,118,759	3,379,558	$ 25,710,382
Dividends or Distributions Reinvested..............	95,161	$ 669,120	288,655	$ 2,097,722
Redeemed................	(3,877,305)	$ (26,572,585)	(20,429,796)	$ (151,138,318)
Net Decrease	**(1,872,617)**	**$ (12,784,706)**	**(16,761,583)**	**$ (123,330,214)**
Class R				
Sold	4,075	$ 30,000	5,874	$ 40,000
Dividends or Distributions Reinvested..............	11	$ 77	0	$ 0
Redeemed................	(0)	$ (0)	(5,874)	$ (39,706)
Net Increase	**4,086**	**$ 30,077**	**0**	**$ 294**
Class T				
Sold	314	$ 2,387	365	$ 2,456
Dividends or Distributions Reinvested..............	1	$ 5	0	$ 0
Redeemed................	(0)	$ (0)	(26,771)	$ (221,569)
Net Increase (Decrease) ..	**315**	**$ 2,392**	**(26,406)**	**$ (219,113)**

5. Call Options Written

Transactions in options written during the six months ended June 30, 2003, were as follows:

	Number of Contracts	Premiums Received
Options outstanding at December 31, 2002...................	0	$ 0
Options written...	690	151,125
Options terminated in closing purchase transactions............	(350)	(95,197)
Options expired..	(170)	(30,939)
Options exercised	(170)	(24,989)
Options outstanding at June 30, 2003	0	$ 0

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $75 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $75 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2003, there were no such borrowings.

Dreyfus Founders Balanced Fund

P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Investment Manager

Founders Asset Management LLC
A Mellon Financial Company[SM]
2930 East Third Avenue
Denver, CO 80206

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

This report is authorized for distribution to prospective investors only if preceded or accompanied by a current prospectus, which contains more complete information including charges, expenses, and share classes. Please read the prospectus carefully before you invest or send money. Date of first use: August 28, 2003

Dreyfus Service Corporation, Distributor. © 2003 Founders Asset Management LLC.

A-636-BAL-03

Dreyfus Founders Discovery Fund

Investment Update

June 30, 2003

Discovery Fund is closed to new investors.
Please see the prospectus for additional information.

Dreyfus Founders Funds®
The Growth Specialists

Table of Contents

Paperless Delivery of this Report

 Did you know you can reduce your postal mail by accessing Dreyfus Founders Funds regulatory material online? It's a simple, reliable process: when new documents such as this Semiannual Report are available, we'll send you an e-mail notification containing a convenient link that will take you directly to that Fund information on our website.

To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2003. The amounts of these holdings are included in the Statement of Investments.

• **Not FDIC-Insured** • **Not Bank-Guaranteed** • **May Lose Value**

MANAGEMENT OVERVIEW



A discussion with portfolio manager Robert Ammann, CFA

How did the Fund perform relative to its benchmark in the six months ended June 30?

During the period, the Dreyfus Founders Discovery Fund underperformed its benchmark, returning less than the 19.33% return posted by the Russell 2000 Growth Index.

What economic or market dynamics most impacted the period?

The opening of the period saw depressed investor optimism and dampened spending, precipitated mostly by the geopolitical uncertainty that blanketed the market for months. Weakened consumer spending that was experienced during the previous period's holiday season carried into the first two months of 2003, as increased uncertainty over the potential war in Iraq caused both consumers and corporations to take a cautious approach to spending. Moreover, economic and geopolitical concerns were not the only issues the market had to digest. The impact of severe weather in the first quarter added to the market's difficulty by dampening spending.

"The strength of the mid-March market rally proved sustainable throughout the period, buoyed primarily by a fairly strong first quarter earnings-reporting season where many companies met or exceeded Wall Street expectations."

However, the market began an impressive rally in March as investor optimism increased with the move toward a resolution in the Iraqi conflict. The strength of this rally proved sustainable throughout the period, buoyed

Performance Highlights

- A strong first quarter earnings-reporting season buoyed the market rally that began in March of 2003.
- Micro-cap companies showed the greatest strength during the market rally. The Fund was limited in its ability to participate in this trend.
- Strong stock selection in the industrials sector was a significant contributor to the Fund's performance.
- A higher-than-average cash position was a significant hindrance to performance.

primarily by a fairly strong first quarter earnings-reporting season where many companies met or exceeded Wall Street expectations. Low interest rates, shareholder-friendly tax legislation and continued evidence that the U.S. economy is showing modest improvements added fuel to the market rally.

This recent rally has been characterized by many of the smallest market capitalization companies, or micro-cap stocks, showing the greatest strength. This micro-cap bias can be seen when comparing the returns of the stocks in the Russell 2000 Growth Index broken into quintiles by market cap. During this period, the largest capitalization companies within the Index posted a return of 14.90%, while the smallest quintile stocks produced a whopping 32.66% return.[1] However, the Fund, with its large asset base, finds it difficult to take positions in many of these extremely small companies as liquidity often prevents us from building a meaningful position.

What management decisions positively affected the Fund during the period?

The Fund saw strong outperformance relative to the Russell 2000 Growth Index from several holdings within the industrials sector, including less economically sensitive holdings such as education-related stocks **Corinthian Colleges, Inc.**, **Education Management Corporation**, **Strayer Education, Inc.**, and Career Education Corporation. Each of these companies translated strong enrollment trends into strong earnings growth and were significant contributors to the Fund's performance. Additionally,

---

[1] Source: FactSet Research Systems; Frank Russell Co.; Prudential Securities.

Stericycle, Inc., a medical waste management company, which we also view as less economically sensitive, proved to be a strong performer as it continued to benefit from steady customer demand and increased opportunities for value-added service offerings.

Among the more economically sensitive areas within the industrials sector, the Fund saw strong performance in holdings such as airfreight and logistics companies **Pacer International, Inc.** and **UTI Worldwide, Inc.** Both companies posted strong returns and are beginning to see benefits from increased shipping activity associated with stronger global economic activity. Other more economically sensitive holdings that also did well during the period include **J.B. Hunt Transport Services, Inc.** and **Jacobs Engineering Group, Inc.**

Another contributor to overall relative performance was the Fund's underweight position in the weaker-performing financials sector. While our stock selection in this sector proved to be relatively poor with holdings such as La Quinta Corporation and Arthur J. Gallagher & Co., these selection missteps were more than overcome by our overall underweight position in this weaker-performing sector.

Strong stock selection proved fruitful in the Fund's consumer discretionary sector. Some of the significant contributors to performance were **Movie Gallery, Inc.**, the video rental chain, which rebounded sharply following last year's mislaid concern over possible weaknesses. Similarly, auto parts retailer **Advance Auto Parts, Inc.** performed well during the period, bolstered by strong sales and earnings results and increased interest in the company's

Largest Equity Holdings (ticker symbol)

1.	Stericycle, Inc. (SRCL)	2.09%
2.	Medicis Pharmaceutical Corporation (MRX)	2.03%
3.	Fisher Scientific International, Inc. (FSH)	2.00%
4.	Advance Auto Parts, Inc. (AAP)	1.93%
5.	Harman International Industries, Inc. (HAR)	1.92%
6.	Jacobs Engineering Group, Inc. (JEC)	1.85%
7.	Education Management Corporation (EDMC)	1.82%
8.	Ruby Tuesday, Inc. (RI)	1.81%
9.	National-Oilwell, Inc. (NOI)	1.76%
10.	Leapfrog Enterprises, Inc. (LF)	1.68%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

potential to expand margins over time. **Harman International Industries, Inc.**, a provider of audio and other electronics to consumer and automobile Original Equipment Manufacturer (OEM) markets, rose sharply, driven by strong earnings results led by the automotive OEMs' adoption of Harman's newer infotainment solutions. **Ruby Tuesday, Inc.** also performed well following resolution of uncertainty about accounting changes as well as strong early results from a new menu. Finally, **Leapfrog Enterprises, Inc.**, an educational toy company, excelled as strong product adoption by consumers led to increased retail shelf space and strong earnings growth.



Growth of $10,000 Investment

■ Dreyfus Founders Discovery Fund-Class F
■ Russell 2000 Growth Index

$22,766
$15,303

Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Discovery Fund on 6/30/93 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.

   The Russell 2000 Index is a widely recognized, unmanaged small-cap index comprising common stocks of the 2,000 U.S. public companies next in size after the largest 1,000 publicly traded U.S. companies. The Russell 2000 Growth Index measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Although a few select stocks in the healthcare sector provided disappointments for the Fund, the Fund benefited from several strong performers in this sector. **Select Medical Corporation**, a long-term acute care hospital and outpatient rehabilitation services company, performed well as it began to realize strong growth and a more favorable reimbursement environment. **Taro Pharmaceuticals Industries Limited**, a generic drug company, **Integra LifeSciences Holdings**, a life and neurosciences company, and **Odyssey Healthcare, Inc.**, a hospice care provider, were all meaningful contributors to the Fund's performance during the period.

What factors hindered the Fund's performance during the period?
Chief among the negative impacts on the Fund's performance during the period was a higher-than-normal cash position that dampened returns the

Average Annual and Year-to-Date Total Return as of 6/30/03

	Year-to-Date[†]	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)					
With sales charge (5.75%)	5.33%	(14.61%)	—	—	(16.47%)
Without sales charge	11.73%	(9.39%)	—	—	(15.05%)
Class B Shares (12/31/99)					
With redemption*	7.24%	(13.83%)	—	—	(16.44%)
Without redemption	11.24%	(10.24%)	—	—	(15.77%)
Class C Shares (12/31/99)					
With redemption**	10.29%	(11.13%)	—	—	(15.76%)
Without redemption	11.29%	(10.23%)	—	—	(15.76%)
Class F Shares (12/31/89)	11.82%	(9.40%)	2.99%	8.57%	12.38%
Class R Shares (12/31/99)	11.96%	(9.12%)	—	—	(14.83%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	6.55%	(13.88%)	—	—	(16.56%)
Without sales charge	11.60%	(9.81%)	—	—	(15.46%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

   Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. There are risks associated with small-cap investing such as limited product lines, less liquidity, and small market share.

   *The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

   **The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

   [†]Total return is not annualized.

Fund might have otherwise seen in the strong market environment. Cash averaged around 11% during the period, which is somewhat higher than the preferred 5-10% range.

As mentioned earlier, the Fund suffered some selected disappointments in the healthcare sector. The largest negative contribution came from Accredo Health, Inc., a contract pharmacy services company, which fell sharply within the period as it lowered expectations due to both product competition and acquisition integration challenges. Nurse staffing organization AMN Health Services, Inc. also fell during the period, as customer demand for temporary staffing slowed. Charles River Laboratories International, Inc., a research models company, lagged after slightly lowering earnings guidance early in the year. Additionally, the market's rotation into more economically sensitive holdings within the healthcare sector, paired with lagging performance due to slowing admission trends, caused the hospital sub-sector to fare poorly overall.

Despite seeing some of the strongest absolute returns posted within the Fund's information technology holdings, an underweight position in this strong-performing sector negatively impacted relative performance during the period. Additionally, as a whole, the Fund suffered from some disappointing stock selection on a relative basis. Technology distributor Tech Data Corporation fell early in the period after revising downward their 2003 fiscal year earnings guidance and announcing a large acquisition.



Portfolio Composition

24.85%	Consumer Discretionary
22.05%	Healthcare
17.72%	Information Technology
16.51%	Industrials
5.12%	Energy
3.38%	Consumer Staples
1.93%	Financials
0.71%	Telecommunications Services
0.48%	Materials
7.25%	Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Cree, Inc., a LED (light emitting diode) company, also performed poorly due to a pending lawsuit by a former founder who is the brother of the company's current chairman. Other weak contributors within the technology sector included **Fairchild Semiconductor Corporation**, **Emulex Corporation**, and **Brooks Automation, Inc.**

An underweight position in the strong-performing telecommunications services sector also impaired the Fund's overall performance. Within this sector, the returns realized from recent holding **Boston Communications Group, Inc.** suffered due to concerns over the renewal of a large customer contract.

To a lesser extent, the relative returns among the Fund's energy holdings did not keep pace with the Index during the period, caused by lagging returns from **National-Oilwell, Inc.**, and from exploration and production holdings such as **Pioneer Natural Resources Company** and **Quicksilver Resources, Inc.**

Additional hindrances to performance included poor stock selection within the consumer staples sector, with holdings such as Manhattan-based drug retailer Duane Reade, Inc., which performed poorly as it was negatively impacted by a weakened New York economy.

Alloy, Inc., a teen direct marketing and media company, also fell sharply after announcing an earnings shortfall due to unexpected higher fulfillment costs and more promotional activity. Other holdings that significantly reduced the Fund's overall returns include Atlantic Coast Airlines Holdings, Inc., Scholastic Corporation, RPM International, Inc., and Genesco, Inc.

As we move into the second half of 2003, our strategy remains consistent. We strongly believe a strict focus on valuation is of great importance. We will continue to employ our bottom-up research process to seek companies we believe are capable of posting strong future earnings growth at attractive valuations.

Robert Ammann, CFA
Portfolio Manager

STATEMENT OF INVESTMENTS
June 30, 2003 *(unaudited)*

Shares		Market Value
Common Stocks (Domestic)–87.4%		
Aerospace & Defense–0.8%		
269,470	ManTech International Corporation*	$ 5,168,435
Air Freight & Logistics–1.5%		
529,095	Pacer International, Inc.*	9,978,732
Apparel, Accessories & Luxury Goods–1.3%		
168,920	Columbia Sportswear Company*	8,684,177
Application Software–2.6%		
80,000	Ansys, Inc.*	2,488,000
200,440	Cadence Design Systems, Inc.*	2,417,306
139,055	Documentum, Inc.*	2,735,212
209,900	Filenet Corporation*	3,786,596
121,725	Hyperion Solutions Corporation*	4,109,436
85,925	Reynolds and Reynolds Company	2,454,018
		17,990,568
Broadcasting & Cable TV–1.5%		
590,950	Radio One, Inc. Class D*	10,501,182
Casinos & Gaming–1.6%		
613,650	Boyd Gaming Corporation*	10,591,599
Communications Equipment–6.6%		
349,525	Avocent Corporation*	10,461,283
68,850	Emulex Corporation*	1,567,715
252,195	Harris Corporation	7,578,460
354,155	NetScreen Technologies, Inc.*	7,986,195
294,975	Polycom, Inc.*	4,088,354
671,030	Powerwave Technologies, Inc.*	4,207,358
79,795	SafeNet, Inc.*	2,232,664
2,125,722	Stratex Networks, Inc.*	6,802,310
		44,924,339

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GR	Greece	NW	Norway
AT	Austria	HK	Hong Kong	PH	Philippines
BA	Barbados	ID	Indonesia	PU	Puerto Rico
BD	Bermuda	IE	Ireland	SG	Singapore
BE	Belgium	IS	Israel	SP	Spain
CA	Canada	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	LU	Luxembourg	UK	United Kingdom
FR	France	MA	Malaysia	VI	Virgin Islands
GE	Germany	NE	Netherlands		

Shares		Market Value

Construction & Engineering–1.9%

302,405	Jacobs Engineering Group, Inc.*	$ 12,746,371

Consumer Electronics–1.9%

167,675	Harman International Industries, Inc.	13,269,800

Distillers & Vintners–0.7%

160,840	Constellation Brands, Inc.*	5,050,376

Diversified Commercial Services–4.8%

150,210	Corinthian Colleges, Inc.*	7,295,700
235,955	Education Management Corporation*	12,548,087
135,410	FTI Consulting, Inc.*	3,381,188
280,420	Kroll, Inc.*	7,588,165
28,810	Strayer Education, Inc.	2,288,955
		33,102,095

Electrical Components & Equipment–0.9%

172,950	AMETEK, Inc.	6,338,618

Electronic Equipment Manufacturers–1.5%

563,635	Aeroflex, Inc.*	4,362,535
101,705	Coherent, Inc.*	2,433,800
125,385	FLIR Systems, Inc.*	3,780,358
		10,576,693

Environmental Services–2.4%

375,275	Stericycle, Inc.*	14,440,582
56,225	Waste Connections, Inc.*	1,970,686
		16,411,268

Food Distributors–0.4%

90,950	United Natural Foods, Inc.*	2,559,333

Food Retail–0.2%

31,365	Whole Foods Market, Inc.*	1,490,778

General Merchandise Stores–0.8%

209,285	Tuesday Morning Corporation*	5,504,196

Healthcare Distributors–5.1%

394,750	Fisher Scientific International, Inc.*	13,776,775
153,411	Henry Schein, Inc.*	8,029,532
287,900	Omnicare, Inc.	9,728,141
71,135	Patterson Dental Company*	3,228,106
		34,762,554

Healthcare Equipment–3.1%

562,970	Alaris Medical Systems, Inc.*	7,290,462
92,200	Bio-Rad Laboratories, Inc.*	5,103,270
333,355	Integra LifeSciences Holdings*	8,793,905
		21,187,637

* Non-income producing.
  See notes to financial statements.

Shares		Market Value
Healthcare Facilities–1.7%		
103,030	Community Health Systems, Inc.*	$ 1,987,449
382,825	Select Medical Corporation*	9,505,545
		11,492,994
Healthcare Services–1.2%		
217,275	Odyssey Healthcare, Inc.*	8,039,175
Healthcare Supplies–0.5%		
104,725	Cooper Companies, Inc.	3,641,288
Home Entertainment Software–0.6%		
474,355	Sonic Solutions*	4,088,940
Home Furnishings–0.7%		
191,400	Furniture Brands International, Inc.*	4,995,540
Hotels, Resorts & Cruise Lines–0.5%		
127,125	Choice Hotels International, Inc.*	3,471,784
Household Products–1.0%		
339,700	Dial Corporation	6,607,165
Internet Software & Services–0.7%		
185,830	United Online, Inc.*	4,708,932
Leisure Products–3.1%		
364,825	Leapfrog Enterprises, Inc.*	11,605,083
159,350	Polaris Industries, Inc.	9,784,090
		21,389,173
Managed Healthcare–2.1%		
295,150	Amerigroup Corporation*	10,979,580
65,725	PacifiCare Health Systems, Inc.*	3,242,214
		14,221,794
Oil & Gas Drilling–0.5%		
173,725	Pride International, Inc.*	3,269,505
Oil & Gas Equipment & Services–3.7%		
91,250	Carbo Ceramics, Inc.	3,399,063
552,670	National-Oilwell, Inc.*	12,158,740
588,050	Superior Energy Services, Inc.*	5,574,714
145,000	Tidewater, Inc.	4,258,650
		25,391,167
Oil & Gas Exploration & Production–0.9%		
157,235	Pioneer Natural Resources Company*	4,103,834
91,925	Quicksilver Resources, Inc.*	2,201,604
		6,305,438
Packaged Foods & Meats–1.1%		
176,875	American Italian Pasta Company*	7,366,844

Shares		Market Value

Pharmaceuticals–5.4%

403,275	Andrx Group*	$ 8,025,173
90,125	K-V Pharmaceuticals Company*	2,505,475
247,421	Medicis Pharmaceutical Corporation Class A*	14,028,771
88,950	MGI Pharma, Inc.*	2,279,789
85,250	Pharmaceutical Resources, Inc.*	4,148,265
302,967	SICOR, Inc.*	6,162,349
		37,149,822

Publishing–0.7%

116,050	Getty Images, Inc.*	4,792,865

Regional Banks–0.7%

148,940	Southwest Bancorporation of Texas, Inc.*	4,842,039

Restaurants–3.5%

138,590	Krispy Kreme Doughnuts, Inc.*	5,707,136
177,275	Rare Hospitality International, Inc.*	5,793,347
505,610	Ruby Tuesday, Inc.	12,503,735
		24,004,218

Semiconductor Equipment–2.3%

424,395	Brooks Automation, Inc.*	4,812,639
414,115	Entegris, Inc.*	5,565,705
267,290	FEI Company*	5,014,360
		15,392,704

Semiconductors–0.9%

109,850	Cree, Inc.*	1,788,358
154,425	Fairchild Semiconductor Corporation Class A*	1,975,095
152,800	Semtech Corporation*	2,175,872
		5,939,325

Specialty Chemicals–0.5%

77,575	Valspar Corporation	3,275,217

Specialty Stores–8.5%

219,015	Advance Auto Parts, Inc.*	13,338,014
206,420	Cost Plus, Inc.*	7,360,937
175,075	Finish Line, Inc.*	3,888,416
557,050	Hollywood Entertainment Corporation*	9,581,260
449,948	Movie Gallery, Inc.*	8,301,541
167,350	PETCO Animal Supplies, Inc.*	3,638,189
50,395	Rent-A-Center, Inc.*	3,820,445
170,950	Tractor Supply Company*	8,162,863
		58,091,665

* Non-income producing.
  See notes to financial statements.

Statement of Investments
June 30, 2003 *(unaudited) (continued)*

Shares		*Market Value*
Systems Software–2.1%		
291,215	Macrovision Corporation*	$ 5,801,003
356,275	NetIQ Corporation*	5,508,012
320,135	Secure Computing Corporation*	2,794,779
		14,103,794
Technology Distributors–0.5%		
320,221	Insight Enterprises, Inc.*	3,221,423
Trading Companies & Distributors–0.8%		
156,245	Fastenal Company	5,302,955
Trucking–2.9%		
91,575	J.B. Hunt Transport Services, Inc.*	3,456,956
283,281	Werner Enterprises, Inc.	6,005,557
442,680	Yellow Corporation*	10,248,042
		19,710,555
Wireless Telecommunication Services–0.7%		
283,800	Boston Communications Group, Inc.*	4,861,494
Total Common Stocks (Domestic) (Cost–$549,880,186)		596,516,566
Common Stocks (Foreign)–5.4%		
Air Freight & Logistics–0.6%		
127,475	UTI Worldwide, Inc. (VI)	3,975,945
Healthcare Equipment–1.6%		
110,650	Mettler-Toledo International, Inc. (SZ)*	4,055,323
169,650	ResMed, Inc. (AU)*	6,650,280
		10,705,603
Hotels, Resorts & Cruise Lines–0.6%		
183,580	Fairmont Hotels & Resorts, Inc. (CA)	4,295,772
Insurance Brokers–1.2%		
305,960	Platinum Underwriters Holdings Limited (BD)	8,303,754
Pharmaceuticals–1.4%		
170,500	Taro Pharmaceutical Industries Limited (IS)*	9,357,035
Total Common Stocks (Foreign) (Cost–$31,499,811)		36,638,109
Rights and Warrants (Domestic)–0.0%		
Commercial Printing–0.0%		
4,736	American Banknote Corporation Warrants*	4
Total Rights and Warrants (Domestic) (Cost–$0)		4

Principal Amount		*Amortized Cost*

Corporate Short-Term Notes–8.3%

Consumer Finance–3.1%

| $21,300,000 | Household Finance Company | |
| | 1.03% 7/1/03 .... | $ 21,300,000 |

Other Diversified Financial Services–5.2%

17,100,000	Merrill Lynch & Company	
	1.08% 7/3/03	17,098,974
18,600,000	Verizon Network Funding	
	1.05% 7/2/03	18,599,458
		35,698,432

Total Corporate Short-Term Notes **(Amortized Cost–$56,998,432)**	56,998,432
Total Investments–101.1% **(Total Cost–$638,378,429)**	690,153,111
Other Assets and Liabilities–(1.1%)	(7,309,968)
Net Assets–100.0%	$682,843,143

Assets

Investment securities, at cost	$ 638,378,429
Investment securities, at market	690,153,111
Cash	6,622,740
Receivables:	
Investment securities sold	9,231,780
Capital shares sold	758,717
Dividends	40,041
Other assets	28,260
Total Assets	706,834,649

Liabilities

Payables and other liabilities:	
Investment securities purchased	20,186,833
Capital shares redeemed	3,008,477
Advisory fees	475,416
Shareholder servicing fees	49,849
Accounting fees	30,689
Distribution fees	85,559
Custodian fees	1,556
Other	153,127
Total Liabilities	23,991,506
Net Assets	$ 682,843,143

Net Assets consist of:

Capital (par value and paid-in surplus)	$1,184,430,933
Accumulated net investment loss	(4,015,896)
Accumulated net realized loss from security transactions	(549,346,576)
Net unrealized appreciation on investments	51,774,682
Total	$ 682,843,143

Net Assets—Class A	$	67,340,389
Shares Outstanding—Class A		3,157,396
Net Asset Value, Redemption Price Per Share	$	21.33
Maximum offering price per share		
(net asset value plus sales charge of 5.75% of offering price)	$	22.63
Net Assets—Class B	$	19,016,316
Shares Outstanding—Class B		919,160
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	20.69
Net Assets—Class C	$	7,785,587
Shares Outstanding—Class C		376,171
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	20.70
Net Assets—Class F		$538,589,874
Shares Outstanding—Class F		25,301,943
Net Asset Value, Offering and Redemption Price Per Share	$	21.29
Net Assets—Class R	$	48,781,363
Shares Outstanding—Class R		2,265,520
Net Asset Value, Offering and Redemption Price Per Share	$	21.53
Net Assets—Class T	$	1,329,614
Shares Outstanding—Class T		63,408
Net Asset Value, Redemption Price Per Share	$	20.97
Maximum offering price per share		
(net asset value plus sales charge of 4.50% of offering price)	$	21.96

See notes to financial statements.

STATEMENT OF OPERATIONS
For the six months ended June 30, 2003 *(unaudited)*

Investment Income:

Dividends	$	454,350
Interest		424,333
Foreign taxes withheld		(826)
Total Investment Income		877,857

Expenses:

Advisory fees—Note 2	2,662,602
Shareholder servicing fees—Note 2	297,695
Accounting fees—Note 2	173,401
Distribution fees—Note 2	703,820
Transfer agency fees—Note 2	597,975
Registration fees	45,639
Postage and mailing expenses	73,569
Custodian fees and expenses—Note 2	9,337
Printing expenses	62,036
Legal and audit fees	71,870
Directors' fees and expenses—Note 2	74,571
Other expenses	131,055
Total Expenses	4,903,570
Earnings Credits	(4,256)
Reimbursed/Waived Expenses	(1,561)
Expense Offset to Broker Commissions	(4,000)
Net Expenses	4,893,753
Net Investment Loss	(4,015,896)

**Realized and Unrealized Gain (Loss) on
Security Transactions and Foreign Currency Transactions**

Net Realized Loss on Security Transactions	(70,773,745)
Net Change in Unrealized Appreciation/Depreciation on Investments	147,157,998
Net Realized and Unrealized Gain	76,384,253
Net Increase in Net Assets Resulting from Operations	$ 72,368,357

Purchases of long-term securities	$405,363,302
Proceeds from sales of long-term securities	$434,878,930

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS
(unaudited)

	Six months ended 6/30/03	Year ended 12/31/02
Operations		
Net Investment Loss	$ (4,015,896)	$ (9,642,274)
Net Realized Loss on Security Transactions.................	(70,773,745)	(254,766,071)
Net Change in Unrealized Appreciation / Depreciation.....	147,157,998	(84,564,881)
Net Increase (Decrease) in Net Assets Resulting from Operations	72,368,357	(348,973,226)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A...	(7,142,760)	(13,346,442)
Class B...	(1,657,362)	(5,807,035)
Class C...	(791,629)	(4,278,012)
Class F	(17,378,266)	(73,946,291)
Class R...	625,526	2,113,647
Class T...	(96,088)	(329,325)
Net Decrease from Capital Share Transactions..............	(26,440,579)	(95,593,458)
Net Increase (Decrease) in Net Assets	45,927,778	(444,566,684)
Net Assets		
Beginning of period	$636,915,365	$1,081,482,049
End of period	$682,843,143	$ 636,915,365

See notes to financial statements.

Financial Highlights
(unaudited)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class A Shares				
Net Asset Value, beginning of period	$ 19.09	$ 28.50	$ 34.79	$ 40.88
Income from investment operations:				
Net investment loss....................	(0.18)	(0.31)	(0.17)	(0.03)
Net gains (losses) on securities (both realized and unrealized)	2.42	(9.10)	(6.02)	(3.45)
Total from investment operations.	2.24	(9.41)	(6.19)	(3.48)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of period.............	$ 21.33	$ 19.09	$ 28.50	$ 34.79
Total Return/Ratios				
Total return*	11.73%	(33.02%)	(17.78%)	(8.18%)
Net assets, end of period (000s).......	$67,340	$67,184	$117,773	$131,298
Net expenses to average net assets# ...	1.51%**	1.35%	1.18%	1.20%
Gross expenses to average net assets#..	1.51%**	1.35%	1.19%	1.24%
Net investment loss to average net assets	(1.23%)**	(1.08%)	(0.58%)	(0.21%)
Portfolio turnover rate@	132%	128%	110%	108%

 * Sales charges are not reflected in the total return.

** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class B Shares				
Net Asset Value, beginning of period	$ 18.60	$ 28.03	$ 34.49	$ 40.88
Income from investment operations:				
Net investment loss....................	(0.35)	(0.69)	(0.45)	(0.21)
Net gains (losses) on securities (both realized and unrealized)	2.44	(8.74)	(5.91)	(3.57)
Total from investment operations.	2.09	(9.43)	(6.36)	(3.78)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of period.............	$ 20.69	$ 18.60	$ 28.03	$ 34.49
Total Return/Ratios				
Total return*	11.24%	(33.64%)	(18.43%)	(8.92%)
Net assets, end of period (000s).......	$19,016	$18,804	$35,845	$50,883
Net expenses to average net assets# ...	2.55%**	2.26%	1.96%	1.94%
Gross expenses to average net assets#..	2.56%**	2.26%	1.97%	1.97%
Net investment loss to average net assets	(2.27%)**	(1.98%)	(1.35%)	(1.02%)
Portfolio turnover rate@	132%	128%	110%	108%

 * Sales charges are not reflected in the total return.

** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class C Shares				
Net Asset Value, beginning of period	$18.60	$ 28.05	$ 34.51	$ 40.88
Income from investment operations:				
Net investment loss....................	(0.39)	(0.86)	(0.48)	(0.19)
Net gains (losses) on securities (both realized and unrealized)	2.49	(8.59)	(5.88)	(3.57)
Total from investment operations.	2.10	(9.45)	(6.36)	(3.76)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of period.............	$20.70	$ 18.60	$ 28.05	$ 34.51
Total Return/Ratios				
Total return*	11.29%	(33.69%)	(18.42%)	(8.87%)
Net assets, end of period (000s).......	$7,786	$ 7,794	$17,031	$25,275
Net expenses to average net assets# ...	2.53%**	2.26%	1.96%	1.94%
Gross expenses to average net assets#..	2.53%**	2.27%	1.98%	1.97%
Net investment loss to average net assets	(2.24%)**	(1.99%)	(1.36%)	(1.01%)
Portfolio turnover rate@	132%	128%	110%	108%

* Sales charges are not reflected in the total return.

** Annualized.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,				
		2002	2001	2000	1999	1998
Class F Shares						
Net Asset Value, beginning of period	$ 19.04	$ 28.45	$ 34.74	$ 40.86	$ 24.37	$ 23.45
Income from investment operations:						
Net investment loss	(0.16)	(0.36)	(0.20)	(0.07)	(0.08)	(0.07)
Net gains (losses) on securities (both realized and unrealized)	2.41	(9.05)	(5.99)	(3.44)	22.72	3.15
Total from investment operations	2.25	(9.41)	(6.19)	(3.51)	22.64	3.08
Less distributions:						
From net investment income	0.00	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	(0.10)	(2.61)	(6.15)	(2.16)
Total distributions	0.00	0.00	(0.10)	(2.61)	(6.15)	(2.16)
Net Asset Value, end of period ..	$ 21.29	$ 19.04	$ 28.45	$ 34.74	$ 40.86	$ 24.37
Total Return/Ratios						
Total return.................	11.82%	(33.08%)	(17.81%)	(8.26%)	94.59%	14.19%
Net assets, end of period (000s)....................	$538,590	$498,970	$847,330	$1,066,003	$806,152	$241,124
Net expenses to average net assets#	1.57%**	1.40%	1.24%	1.25%	1.45%	1.55%
Gross expenses to average net assets#	1.57%**	1.41%	1.25%	1.28%	1.46%	1.57%
Net investment loss to average net assets.........	(1.29%)**	(1.13%)	(0.64%)	(0.46%)	(0.96%)	(0.91%)
Portfolio turnover rate@.....	132%	128%	110%	108%	157%	121%

** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class R Shares				
Net Asset Value, beginning of period	$ 19.23	$ 28.64	$ 34.87	$40.88
Income from investment operations:				
Net investment income (loss)..........	(0.09)	(0.18)	(0.08)	0.00+
Net gains (losses) on securities (both realized and unrealized)	2.39	(9.23)	(6.05)	(3.40)
Total from investment operations.	2.30	(9.41)	(6.13)	(3.40)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of period.............	$ 21.53	$ 19.23	$ 28.64	$34.87
Total Return/Ratios				
Total return	11.96%	(32.86%)	(17.57%)	(7.98%)
Net assets, end of period (000s).......	$48,781	$42,872	$61,163	$4,693
Net expenses to average net assets# ...	1.23%**	1.10%	0.94%	0.93%
Gross expenses to average net assets#..	1.23%**	1.10%	0.95%	0.96%
Net investment income (loss) to average net assets	(0.94%)**	(0.82%)	(0.38%)	0.01%
Portfolio turnover rate@	132%	128%	110%	108%

+ Net investment income (loss) for the year ended December 31, 2000 aggregated less than $0.01 on a per share basis.

** Annualized.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class T Shares				
Net Asset Value, beginning of period	$18.79	$28.24	$34.69	$40.88
Income from investment operations:				
Net investment loss....................	(0.24)	(0.54)	(0.33)	(0.09)
Net gains (losses) on securities (both realized and unrealized)	2.42	(8.91)	(6.02)	(3.49)
Total from investment operations.	2.18	(9.45)	(6.35)	(3.58)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of period.............	$20.97	$18.79	$28.24	$34.69
Total Return/Ratios				
Total return*	11.60%	(33.46%)	(18.30%)	(8.43%)
Net assets, end of period (000s).......	$1,330	$1,291	$2,341	$1,908
Net expenses to average net assets# ...	1.93%**	2.06%	1.82%	1.44%
Gross expenses to average net assets#..	1.93%**	2.06%	1.83%	1.48%
Net investment loss to average net assets	(1.64%)**	(1.79%)	(1.24%)	(0.50%)
Portfolio turnover rate@	132%	128%	110%	108%

 * Sales charges are not reflected in the total return.
** Annualized.
 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.
 @ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Notes to Financial Statements
June 30, 2003 *(unaudited)*

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Discovery Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of NASDAQ and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arise from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make

distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is a wholly-owned subsidiary of Mellon Bank N.A., which is a wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1% of the first $250 million of net assets, 0.80% of the next $250 million of net assets, and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation (an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through June 30, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2003, Class F shares were charged $58,190 and $128,423, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of The Dreyfus Corporation, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the six months ended June 30, 2003, Class F shares paid DTI and ITC $49,780 and $62,925, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares— The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.23 to $12.64, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the six months ended June 30, 2003 were as follows:

	Transfer Agency Fees Paid
Class A	$22,203
Class B	$31,975
Class C	$12,256
Class R	$ 7,336
Class T	$ 1,424

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2003, Class F shares were charged $608,854 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and Shareholder Servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the six months ended June 30, 2003, were as follows:

	Distribution Fees Paid	Shareholder Servicing Fees Paid
Class A	N/A	$78,422
Class B	$66,130	$22,044
Class C	$27,330	$ 9,110
Class T	$ 1,506	$ 1,506

During the six months ended June 30, 2003, DSC retained $56,716 and $4 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $101,861 and $1,092 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million, and 0.02% of the

average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A. serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2003, the Fund's portion of the fee waiver was $1,561. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses, and capital loss carryovers.

Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2002, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2009 and December 31, 2010.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$441,601,561
Post-October Capital Loss Deferral	$ 16,478,920
Post-October Currency Loss Deferral	$ 0
Federal Tax Cost	$644,226,833
Gross Tax Appreciation of Investments	$ 93,533,168
Gross Tax Depreciation of Investments	$ (47,606,890)
Net Tax Appreciation	$ 45,926,278

4. Fund Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended 6/30/03		Year ended 12/31/02	
	Shares	**Amount**	**Shares**	**Amount**
Class A				
Sold	398,740	$ 7,691,612	914,819	$ 21,923,140
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(760,905)	$ (14,834,372)	(1,527,408)	$ (35,269,582)
Net Decrease	**(362,165)**	**$ (7,142,760)**	**(612,589)**	**$ (13,346,442)**
Class B				
Sold	5,361	$ 100,783	26,778	$ 651,636
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(97,192)	$ (1,758,145)	(294,496)	$ (6,458,671)
Net Decrease	**(91,831)**	**$ (1,657,362)**	**(267,718)**	**$ (5,807,035)**
Class C				
Sold	14,727	$ 272,061	27,424	$ 641,512
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(57,472)	$ (1,063,690)	(215,764)	$ (4,919,524)
Net Decrease	**(42,745)**	**$ (791,629)**	**(188,340)**	**$ (4,278,012)**
Class F				
Sold	2,297,102	$ 43,699,099	5,520,185	$ 130,099,247
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(3,196,265)	$ (61,077,365)	(9,099,776)	$(204,045,538)
Net Decrease	**(899,163)**	**$(17,378,266)**	**(3,579,591)**	**$ (73,946,291)**
Class R				
Sold	191,473	$ 3,639,395	438,891	$ 10,145,622
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(155,373)	$ (3,013,869)	(344,725)	$ (8,031,975)
Net Increase	**36,100**	**$ 625,526**	**94,166**	**$ 2,113,647**
Class T				
Sold	5,156	$ 98,146	14,612	$ 336,876
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(10,464)	$ (194,234)	(28,799)	$ (666,201)
Net Decrease	**(5,308)**	**$ (96,088)**	**(14,187)**	**$ (329,325)**

5. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $75 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $75 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2003, there were no such borrowings.

Dreyfus Founders Discovery Fund

P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Investment Manager

Founders Asset Management LLC
A Mellon Financial Company SM
2930 East Third Avenue
Denver, CO 80206

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

This report is authorized for distribution to prospective investors only if preceded or accompanied by a current prospectus, which contains more complete information including charges, expenses, and share classes. Please read the prospectus carefully before you invest or send money. Date of first use: August 28, 2003

A-636-DIS-03

Dreyfus Founders Government Securities Fund

Dreyfus Founders Money Market Fund

Investment Update

June 30, 2003

Dreyfus Founders Funds®
The Growth Specialists

T ABLE OF C ONTENTS

Paperless Delivery of this Report

 Did you know you can reduce your postal mail by accessing Dreyfus Founders Funds regulatory material online? It's a simple, reliable process: when new documents such as this Semiannual Report are available, we'll send you an e-mail notification containing a convenient link that will take you directly to that Fund information on our website.

To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Funds reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

*This report includes financial information for the Money Market Fund as of June 30, 2003, but does not include a discussion of Fund performance.

The views expressed herein are current to the date of this report. The views and the composition of the Funds' portfolios are subject to change at any time based on market and other conditions. The amounts of the Funds' holdings as of June 30, 2003 are included in the Statements of Investments.

• **Not FDIC-Insured** • **Not Bank-Guaranteed** • **May Lose Value**

GOVERNMENT SECURITIES FUND MANAGEMENT OVERVIEW



A discussion with portfolio manager Margaret Danuser

How did the Fund perform relative to its benchmark in the six months ended June 30?

The first half of 2003 witnessed a U.S. Treasury market rally with yields hitting historic lows across many maturity points. The 10-year Treasury yield fell to the lowest level on record while 10-year Treasuries returned 4.47% and 30-year Treasuries gained 5.81% during the first six months of the year.

During the period, the Dreyfus Founders Government Securities Fund delivered a positive return of 3.58%, while the Lehman Brothers U.S. Treasury Composite Index gained 3.61% and the Lehman Brothers U.S. Government Composite Index returned 3.62%.

> *"The Federal Reserve provided much market speculation throughout the period and eventually enacted a 0.25% Federal Fund decrease, offering a balanced assessment of growth and deflation."*

What were the dynamics of the bond market during the period?

In the first quarter, intermittent, muted signs of economic recovery, geopolitical upheaval in the Middle East and speculation that the Federal Reserve would lower interest rates yet again all contributed to the outperformance of the bond market. Fixed-income vehicles continued to be the investment of choice for investors favoring more defensive securities.

But the market began to shift near the period's mid-point. Although economic fundamentals remained weak—even contracted—this fact was overshadowed by a buoyed equity market and improved earnings outlooks. In the geopolitical arena, the Iraqi conflict seemed to be winding down, encouraging increased confidence in the economy. Corporate bond spreads reversed the widening they saw in 2002 in the wake of several bankruptcy,



Growth of $10,000 Investment

■ Dreyfus Founders Government Securities Fund-Class F
▬ Lehman Brothers U.S. Government Composite Index
▬ Lehman Brothers U.S. Treasury Composite Index

$19,964
$19,934
$16,610

Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Government Securities Fund on 6/30/93 to a $10,000 investment made in unmanaged securities indexes on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to applicable fee waivers.

The Lehman Brothers U.S. Government Composite Index reflects the performance of publicly issued obligations of the U.S. Treasury, U.S. government agencies, quasi-federal corporations, and debt guaranteed by the U.S. government. The Lehman Brothers U.S. Treasury Composite Index is composed of all public obligations of the U.S. Treasury, excluding certain securities, that have at least one year to maturity and an outstanding par value of at least $150 million. The total return figures cited for these indexes do not reflect the costs of managing a mutual fund. In future semiannual reports, the Fund's performance will no longer be compared to the Lehman Brothers U.S. Treasury Composite Index, as the Fund's portfolio composition corresponds more closely to the Lehman Brothers U.S. Government Composite Index. Further information related to Fund performance is contained elsewhere in this report.

Average Annual and Year-to-Date Total Return as of 6/30/03

Class F Shares (Inception Date)	Year-to-Date†	1 Year	5 Years	10 Years	Since Inception
3/1/88	3.58%	10.49%	6.51%	5.21%	6.48%

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual and year-to-date total return does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but does reflect the reinvestment of dividends and capital gain distributions, fee waivers, and adjustments for financial statement purposes.

†Total return is not annualized.

fraud and credit downgrade situations. The average corporate bond spread—the difference between the interest rate on corporate debt and that of a similar maturity Treasury issue—stood at 120 basis points by the period's end compared to an average 240 basis points at the spread's apex last October. Lower quality corporate bonds continued to outdo higher quality issues as investor's appetite for risk increased. Additionally, the Federal Reserve provided much market speculation throughout the period and eventually enacted a 0.25% Federal Fund decrease, offering a balanced assessment of growth and deflation. This rate cut stimulated consumer confidence and increased activity in the housing and mortgage lending industries. Although subdued, signs of optimism began to emerge and the move from bonds back to equities began.

What management decisions most impacted the Fund's returns?

The Fund allocated 75.7% of its assets to Treasuries and Agencies, 8.0% of assets in mortgage-backed securities and 5.1% in AAA-rated corporate bonds. The Fund maintained a 3.2% weighting in Canadian bonds, which benefited from a strengthening Canadian dollar. The average modified duration stood at 4.15 years at the end of June, a slight increase since year-end. The Fund also added to its Treasury Inflation Protected Securities (TIPS) exposure during the first quarter, which saw a gain of 5.75% during the period.

The Fund sold its position in Freddie Mac notes in June due to a Securities and Exchange Commission-led investigation into the mortgage financier's accounting issues. We are closely monitoring the Freddie Mac situation, as well as Government Sponsored Enterprises in general, and view any efforts to increase regulatory oversight, disclosure and capital requirements positively for debt holders.

In conclusion, while many factors may have a substantial impact on the bond market, we will continue in our search for high-quality bonds in areas of opportunity along the yield curve.

Margaret Danuser
Portfolio Manager

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

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GOVERNMENT SECURITIES FUND
STATEMENT OF INVESTMENTS
June 30, 2003 *(unaudited)*

Principal Amount		Market Value

U.S. Government Securities–83.7%

Agency Pass Through–3.0%

$ 420,078	U.S. Small Business Administration Series 10-A	
	6.64% 2/1/11	$ 459,872

Mortgage-Backed Securities–5.0%

69,851	Federal Home Loan Mortgage Corporation	
	7.50% 11/1/29 Pool #C32819	74,272
	Federal National Mortgage Association:	
191,896	6.50% 10/1/31 Pool #596063	200,115
115,617	7.00% 3/1/12 Pool #373543	123,043
342,911	Government National Mortgage Association	
	6.50% 5/15/26 Pool #417388	360,903
		758,333

U.S. Agencies–43.0%

	Federal Farm Credit Bank:	
300,000	4.00% 6/17/13	299,664
500,000	4.55% 3/28/13	529,240
	Federal Home Loan Bank:	
150,000	5.40% 10/25/06	166,383
495,000	5.625% 2/15/08	561,469
400,000	6.70% 4/4/17 Callable 4/4/05	431,660
355,000	7.125% 2/15/05	388,008
	Federal National Mortgage Association:	
300,000	4.25% 7/15/07	322,827
300,000	5.00% 1/15/07	330,195
300,000	5.25% 1/15/09	336,846
400,000	5.36% 11/29/11 Callable 11/29/04	419,696
150,000	5.75% 2/15/08	171,146
300,000	6.00% 5/15/08	346,434
300,000	6.625% 10/15/07	351,672
250,000	7.125% 6/15/10	309,030

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GR	Greece	NW	Norway
AT	Austria	HK	Hong Kong	PH	Philippines
BA	Barbados	ID	Indonesia	PU	Puerto Rico
BD	Bermuda	IE	Ireland	SG	Singapore
BE	Belgium	IS	Israel	SP	Spain
CA	Canada	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	LU	Luxembourg	UK	United Kingdom
FR	France	MA	Malaysia	VI	Virgin Islands
GE	Germany	NE	Netherlands		

Principal Amount		Market Value

U.S. Agencies–43.0% (continued)

$ 500,000	Private Export Funding Corporation	
	3.40% 2/15/08	$ 518,900
	Tennessee Valley Authority:	
500,000	5.375% 11/13/08	563,000
350,000	7.125% 5/1/30	456,232
		6,502,402

U.S. Treasury Bonds–5.1%

	U.S. Treasury Bond:	
250,000	5.25% 11/15/28	272,140
250,000	6.00% 2/15/26	298,838
150,000	7.25% 5/15/16	199,488
		770,466

U.S. Treasury Notes–27.6%

	U.S. Treasury Inflation Index Note:	
408,928	3.00% 7/15/12	450,620
232,918	3.375% 1/15/12	263,507
422,448	3.50% 1/15/11	479,776
	U.S. Treasury Note:	
500,000	2.625% 5/15/08	504,570
400,000	3.875% 2/15/13	411,608
200,000	5.00% 2/15/11	224,492
400,000	6.00% 8/15/09	471,828
500,000	6.25% 2/15/07	575,000
500,000	6.50% 8/15/05	554,025
200,000	7.00% 7/15/06	231,156
		4,166,582

**Total U.S. Government Securities
(Cost–$11,789,623)**... **12,657,655**

Supranational Obligations–1.4%

200,000	International Bank for Reconstruction & Development	
	4.00% 1/10/05	208,242

**Total Supranational Obligations
(Cost–$201,672)** **208,242**

Government Bonds (Foreign)–3.2%

CAD 305,000	Province of Quebec	
	6.50% 12/1/05 (CA)	241,086
CAD 305,000	Province of Saskatchewan	
	6.00% 6/1/06 (CA)	240,869

**Total Government Bonds (Foreign)
(Cost–$409,914)** **481,955**

See notes to financial statements.

Principal Amount		Market Value
Corporate Bonds (Domestic)–3.7%		
Diversified Commercial Services–3.7%		
$ 500,000	Stanford University	
	6.16% 4/30/11	$ 567,490
Total Corporate Bonds (Domestic)		
(Cost–$500,000)...		567,490

Principal Amount		Amortized Cost
Corporate Short-Term Notes–6.6%		
Other Diversified Financial Services–3.3%		
$ 500,000	Merrill Lynch & Company	
	1.30% 7/1/03	$ 500,000
Special Purpose Entity–3.3%		
500,000	Corporate Asset Funding Corporation	
	1.10% 7/1/03	500,000
Total Corporate Short-Term Notes		
(Amortized Cost–$1,000,000)...		1,000,000
Total Investments–98.6%		
(Total Cost–$13,901,209)..		14,915,342
Other Assets and Liabilities–1.4%		211,938
Net Assets–100.0%...		$15,127,280

See notes to financial statements.

Money Market Fund
Statement of Investments
June 30, 2003 *(unaudited)*

Principal Amount		Amortized Cost
U.S. Agency Discount Notes–10.2%		
$1,700,000	Federal Home Loan Mortgage Corporation	
	1.27% 10/15/03	$ 1,693,643
	Federal National Mortgage Association:	
700,000	0.94% 1/9/04	696,491
2,000,000	1.24% 2/6/04	1,984,845
1,000,000	1.49% 10/17/03	995,530
Total U.S. Agency Discount Notes		
(Cost–$5,370,509)		5,370,509
Corporate Short-Term Notes–89.8%		
Agricultural Products–3.4%		
1,800,000	Archer Daniels Midland Company	
	1.22% 7/8/03	1,799,573
Automobile Manufacturers–2.1%		
1,100,000	Toyota Motor Credit Corporation	
	0.96% 7/1/03	1,100,000
Construction, Farm Machinery & Heavy Trucks–2.1%		
1,100,000	Paccar Financial Corporation	
	1.19% 7/11/03	1,099,636
Consumer Electronics–4.0%		
2,100,000	Sharp Electronics Corporation	
	1.25% 7/17/03	2,098,833
Consumer Finance–3.0%		
1,600,000	Household Finance Company	
	1.22% 7/3/03	1,599,892
Distillers & Vintners–4.0%		
1,100,000	Brown-Forman Corporation	
	0.95% 7/25/03	1,099,303
1,000,000	Diageo Capital PLC	
	1.02% 7/31/03	999,150
		2,098,453
Diversified Chemicals–4.6%		
2,400,000	E.I. du Pont de Nemours and Company	
	1.21% 7/16/03	2,398,790
Diversified Commercial Services–4.9%		
2,600,000	TransAmerica Finance	
	0.92% 9/24/03	2,594,352
Electronic Equipment Manufacturers–4.4%		
2,300,000	Hitachi America Limited	
	0.99% 8/20/03	2,296,838

See notes to financial statements.

Principal Amount		Amortized Cost
Healthcare Equipment–3.8%		
$2,000,000	Becton Dickinson & Company	
	0.91% 10/20/03	$ 1,994,388
Industrial Conglomerates–4.0%		
2,100,000	General Electric Company	
	1.22% 7/22/03	2,098,506
Integrated Oil & Gas–3.4%		
1,800,000	Chevron UK Investment PLC	
	1.10% 8/14/03	1,797,580
Multi-Line Insurance–4.7%		
	American Family Financial Services:	
1,300,000	1.02% 10/24/03	1,295,764
1,200,000	1.24% 8/28/03	1,197,602
		2,493,366
Other Diversified Financial Services–10.7%		
2,200,000	American Express Credit Corporation	
	1.24% 7/17/03	2,198,788
1,800,000	National Rural Utilities	
	1.15% 7/18/03	1,799,023
1,600,000	Verizon Network Funding	
	1.03% 7/7/03	1,599,725
		5,597,536
Pharmaceuticals–9.5%		
1,000,000	Bristol Myers-Squibb Company	
	1.21% 9/2/03	997,882
1,100,000	Johnson & Johnson	
	1.00% 10/3/03	1,097,128
1,100,000	Merck & Company	
	0.94% 8/9/03	1,098,966
1,800,000	Novartis Finance Corporation	
	1.05% 7/10/03	1,799,528
		4,993,504
Publishing–7.6%		
2,100,000	Gannett Company	
	1.02% 7/15/03	2,099,167
1,900,000	McGraw-Hill Company	
	0.90% 11/10/03	1,893,730
		3,992,897
Special Purpose Entity–4.8%		
2,500,000	Corporate Asset Funding Corporation	
	1.19% 7/2/03	2,499,917

Principal Amount		Amortized Cost
Specialized Finance–8.8%		
$2,600,000	Ciesco LP	
	1.22% 7/9/03	$ 2,599,295
2,000,000	Nestlé Capital Corporation	
	1.20% 8/5/03	1,997,667
		4,596,962
Total Corporate Short-Term Notes		
(Amortized Cost–$47,151,023)		47,151,023
Total Investments–100.0%		
(Total Cost–$52,521,532)		52,521,532
Other Assets and Liabilities–0.0%		11,355
Net Assets–100.0%		$52,532,887

See notes to financial statements.

Statements of Assets and Liabilities
June 30, 2003 *(unaudited)*

	Government Securities Fund	Money Market Fund
Assets		
Investment securities, at cost	$13,901,209	$52,521,532
Investment securities, at market	14,915,342	52,521,532
Cash	65,959	82,148
Receivables:		
Capital shares sold	3,560	10,698
Interest	174,187	0
Other assets	59,500	42,099
Total Assets	15,218,548	52,656,477
Liabilities		
Payables and other liabilities:		
Capital shares redeemed	1,493	31,769
Advisory fees	4,429	19,959
Shareholder servicing fees	2,050	7,098
Accounting fees	383	1,341
Distribution fees	2,675	0
Custodian fees	152	229
Other	78,377	63,020
Dividends	1,709	174
Total Liabilities	91,268	123,590
Net Assets	$15,127,280	$52,532,887
Net Assets consist of:		
Capital (par value and paid-in surplus)	$14,286,251	$52,533,802
Undistributed net investment income	2,114	18,518
Accumulated net realized loss from security transactions	(175,216)	(19,433)
Net unrealized appreciation on investments and foreign currency translation	1,014,131	0
Total	$15,127,280	$52,532,887
Net Assets—Class F	$15,127,280	$52,532,887
Shares Outstanding—Class F	1,459,782	52,532,887
Net Asset Value, Offering and Redemption Price Per Share	$ 10.36	$ 1.00

See notes to financial statements.

STATEMENTS OF OPERATIONS
For the six months ended June 30, 2003 *(unaudited)*

	Government Securities Fund	Money Market Fund
Investment Income:		
Interest	$ 351,071	$360,619
Total Investment Income	351,071	360,619
Expenses:		
Advisory fees—Note 2	50,533	143,059
Shareholder servicing fees—Note 2	13,411	47,677
Accounting fees—Note 2	4,665	17,168
Distribution fees—Note 2	19,435	0
Transfer agency fees—Note 2	4,566	9,554
Registration fees	7,535	1,287
Postage and mailing expenses	2,709	5,652
Custodian fees and expenses—Note 2	911	1,376
Printing expenses	6,510	8,488
Legal and audit fees	1,184	5,232
Directors' fees and expenses—Note 2	1,445	5,493
Other expenses	3,899	12,469
Total Expenses	116,803	257,455
Earnings Credits	(302)	(254)
Reimbursed/Waived Expenses	(43,056)	(22,939)
Net Expenses	73,445	234,262
Net Investment Income	277,626	126,357
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions		
Net Realized Gain (Loss) on:		
Security transactions	250,304	0
Foreign currency transactions	1,454	0
Net Realized Gain	251,758	0
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	36,596	0
Net Realized and Unrealized Gain	288,354	0
Net Increase in Net Assets Resulting from Operations	$ 565,980	$126,357
Purchases of long-term U.S. Government Obligations	$4,624,207	$ 0
Proceeds from sales of long-term U.S. Government Obligations	$3,166,671	$ 0

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS
(unaudited)

	Government Securities Fund		Money Market Fund	
	Six months ended 6/30/03	Year ended 12/31/02	Six months ended 6/30/03	Year ended 12/31/02
Operations				
Net Investment Income	$ 277,626	$ 517,350	$ 126,357	$ 664,781
Net Realized Gain	251,758	66,187	0	0
Net Change in Unrealized Appreciation/Depreciation	36,596	773,401	0	0
Net Increase in Net Assets Resulting from Operations....................	565,980	1,356,938	126,357	664,781
Dividends and Distributions to Shareholders				
From Net Investment Income Class F	(277,626)	(517,350)	(126,357)	(664,781)
Net Decrease from Dividends and Distributions.........................	(277,626)	(517,350)	(126,357)	(664,781)
Capital Share Transactions				
Net Increase (Decrease) from Capital Share Transactions—Note 4 Class F	(479,039)	2,511,244	(7,553,123)	(15,842,144)
Net Increase (Decrease) in Net Assets ...	(190,685)	3,350,832	(7,553,123)	(15,842,144)
Net Assets				
Beginning of period	$15,317,965	$11,967,133	$60,086,010	$ 75,928,154
End of period	$15,127,280	$15,317,965	$52,532,887	$ 60,086,010

See notes to financial statements.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period

	Six months ended June 30, 2003	Year ended December 31,				
		2002	2001	2000	1999	1998
Class F Shares						
Net Asset Value, beginning of period .	$ 10.18	$ 9.55	$ 9.41	$ 8.96	$ 9.74	$ 9.28
Income from investment operations:						
Net investment income	0.18	0.38	0.45	0.47	0.42	0.43
Net gains (losses) on securities (both realized and unrealized) .	0.18	0.63	0.14	0.45	(0.78)	0.46
Total from investment operations	0.36	1.01	0.59	0.92	(0.36)	0.89
Less distributions:						
From net investment income	(0.18)	(0.38)	(0.45)	(0.47)	(0.42)	(0.43)
From net realized gains	0.00	0.00	0.00	0.00^	0.00	0.00
Total distributions	(0.18)	(0.38)	(0.45)	(0.47)	(0.42)	(0.43)
Net Asset Value, end of period	$ 10.36	$ 10.18	$ 9.55	$ 9.41	$ 8.96	$ 9.74
Total Return/Ratios						
Total return	3.58%	10.86%	6.37%	10.57%	(3.77%)	9.76%
Net assets, end of period (000s) .	$15,127	$15,318	$11,967	$10,384	$13,276	$15,220
Net expenses to average net assets#,†	0.94%**	0.92%	0.98%	1.29%	1.31%	1.25%
Gross expenses to average net assets#,†	0.95%**	0.93%	1.00%	1.35%	1.35%	1.28%
Net investment income to average net assets†	3.57%**	3.90%	4.67%	5.13%	4.47%	4.46%
Portfolio turnover rate@	32%	28%	73%	88%	127%	90%

^ Distributions from net realized gains for the year ended December 31, 2000 aggregated less than $0.01 on a per share basis.

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were waived by the management company or its affiliates. Had these fees not been waived, the net expense ratios would have been 1.49% (2003), 1.47% (2002), 1.48% (2001), 1.49% (2000), 1.49% (1999), and 1.46% (1998). The gross expense ratios would have been 1.50% (2003), 1.48% (2002), 1.50% (2001), 1.55% (2000), 1.53% (1999), and 1.49% (1998). The net investment income ratios would have been 3.02% (2003), 3.35% (2002), 4.17% (2001), 4.93% (2000), 4.29% (1999), and 4.25% (1998).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

MONEY MARKET FUND FINANCIAL HIGHLIGHTS
(unaudited)

Per Share Income and Capital Changes
Selected data for each share of capital stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31, 2002	2001	2000	1999	1998
Class F Shares						
Net Asset Value, beginning of period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Income from investment operations:						
Net investment income	0.00+	0.01	0.03	0.05	0.04	0.05
Net gains (losses) on securities (both realized and unrealized)	0.00	0.00	0.00	0.00	0.00	0.00
Total from investment operations	0.00	0.01	0.03	0.05	0.04	0.05
Less distributions:						
From net investment income	0.00^	(0.01)	(0.03)	(0.05)	(0.04)	(0.05)
From net realized gains	0.00	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	(0.01)	(0.03)	(0.05)	(0.04)	(0.05)
Net Asset Value, end of period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total Return/Ratios						
Total return	0.22%	0.98%	3.40%	5.62%	4.35%	4.67%
Net assets, end of period (000s)	$52,533	$60,086	$75,928	$103,953	$92,866	$91,415
Net expenses to average net assets#,†	0.82%**	0.80%	0.79%	0.84%	0.89%	0.85%
Gross expenses to average net assets#,†	0.82%**	0.80%	0.79%	0.87%	0.91%	0.87%
Net investment income to average net assets†	0.44%**	0.98%	3.38%	5.54%	4.30%	4.67%

\+ Net investment income for the six months ended June 30, 2003 aggregated less than $0.01 on a per share basis.

^ Distributions from net investment income for the six months ended June 30, 2003 aggregated less than $0.01 on a per share basis.

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were waived by the management company or its affiliates for the six months ended June 30, 2003 and the years ended December 31, 2002 and 2001. Had these fees not been waived, the net expense ratios would have been 0.90% (2003), 0.87% (2002) and 0.84% (2001). The gross expense ratios would have been 0.90% (2003), 0.87% (2002) and 0.84% (2001). The net investment income ratios would have been 0.36% (2003), 0.91% (2002) and 3.33% (2001).

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
June 30, 2003 *(unaudited)*

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds. All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Government Securities Fund and Dreyfus Founders Money Market Fund (individually, a "Fund" and collectively, the "Funds"). The Funds offers Class F shares. The following significant accounting policies have been consistently followed by the Funds in the preparation of their financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of NASDAQ and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate a Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase, and all securities held by Money Market Fund, are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by a Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Funds amortize premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Funds may invest at least a portion of their assets in foreign securities. In the event a Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Funds do not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Funds' books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arise from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Funds to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve them from all income taxes. The Funds are treated as separate tax entities for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—Dividends are declared daily and paid monthly from net investment income, and capital gains (if any) are distributed annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Fund bears expenses incurred specifically on its behalf and, in addition, each Fund bears a portion of the Company's general expenses based on the relative net assets or the number of shareholder accounts of each Fund. The type of expense determines the allocation method.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Funds. Founders is a wholly-owned subsidiary of Mellon Bank N.A., which is a wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Funds compensate Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the respective Fund's net assets. The fee is 0.65% of the first $250 million of net assets, and 0.50% of the net assets in excess of $250 million for Government Securities Fund and 0.50% of the first $250 million of net assets, 0.45% of the next $250 million of net assets, 0.40% of the next $250 million of net assets, and 0.35% of the net assets in excess of $750 million for Money Market Fund.

Founders has agreed to waive the portion of its management fee for the Government Securities Fund that exceeds 0.35% of the first $250 million of average net assets and 0.20% of the average net assets in excess of $250 million. Founders has also agreed to waive the portion of its management fee for the Money Market Fund that exceeds 0.45% of the first $250 million of average net assets, 0.40% of the next $250 million of average net assets, 0.35% of the next

$250 million of average net assets, and 0.30% of average net assets in excess of $750 million. These waivers will extend through at least August 31, 2004, and will not be terminated without prior notice to the Company's board of directors. During the six months ended June 30, 2003, Founders waived $23,322 and $14,296 for Government Securities Fund and Money Market Fund, respectively.

Shareholder Servicing and Transfer Agency Fees—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation (an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through June 30, 2003, each Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account of the Fund considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby each Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account of the Fund considered to be an open account at any time during a given month. During the six months ended June 30, 2003, Government Securities Fund was charged $5,181 and $8,230, respectively, and Money Market Fund was charged $14,486 and $33,191, respectively, pursuant to these shareholder service agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of The Dreyfus Corporation, is the transfer and dividend disbursing agent for the Funds. With the exception of out-of-pocket charges, the fees charged by DTI are paid by DSC. The out-of-pocket charges from DTI are paid by the Funds. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Funds. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Funds. During the six months ended June 30, 2003, Government Securities Fund paid DTI and ITC $1,711 and $2,199, respectively, and Money Market Fund paid DTI and ITC $5,674 and $3,880, respectively, for out-of-pocket transfer agent charges.

Distribution Plans—DSC also is the distributor of the Funds' shares. Government Securities Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, Government Securities Fund is authorized to reimburse DSC (which in turn is authorized to reimburse Founders) for distribution expenses paid for distributing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2003, Founders elected not to collect the full 0.25% from Government Securities Fund and waived $17,204, which resulted in the Fund paying 0.02% under this plan. Founders or DSC will continue to waive all 12b-1 fees for Government Securities Fund in excess of those needed to compensate third parties for distributing the Fund. This waiver will extend through at least August 31, 2004, and will not be terminated without prior notice to the Company's board of directors.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of each Fund on the first $500 million, 0.04% of the average daily net assets of each Fund on the next $500 million, and 0.02% of the average daily net assets of each Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed the fees payable under the Funds' prior fee schedule and to the extent they exceed Founders' costs in providing the services. The prior fee schedule was computed at the annual rate of 0.06% of the average daily net assets of the Company's ten series, taken as a whole, from $0 to $500 million and 0.02% of the net assets of the Company's ten series, taken as a whole, in excess of $500 million, plus reasonable out-of-pocket expenses. The prior fee was allocated to each of the series on a pro rata basis based on relative average daily net assets. During the six months ended June 30, 2003, Founders waived $2,243 and $8,253 for Government Securities Fund and Money Market Fund, respectively.

Custodian Fees—Mellon Bank N.A. serves as custodian for the Funds. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Funds held by the custodian. The custodian has also agreed to a fee waiver for the Company during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among all series funds of the Company in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2003, the fee waivers for Government Securities Fund and Money Market Fund were $287 and $390, respectively. The amounts paid to Mellon were reduced by these fee waiver amounts.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Company's ten series. The amount paid to the director under the plan will be determined based upon the performance of the selected series. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses, and capital loss carryovers.

Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2002, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. The capital loss carryovers for Government Securities Fund expire between December 31, 2003 and December 31, 2008. The capital loss carryovers for Money Market Fund expire between December 31, 2007 and December 31, 2010.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

	Government Securities Fund	Money Market Fund
Undistributed Ordinary Income	$ 2,114	$ 18,518
Accumulated Capital Losses	$ 426,974	$ 19,433
Post-October Capital Loss Deferral	$ 0	$ 0
Post-October Currency Loss Deferral	$ 0	$ 0
Federal Tax Cost	$13,901,209	$52,521,532
Gross Tax Appreciation of Investments	$ 1,051,243	$ 0
Gross Tax Depreciation of Investments	$ (37,110)	$ 0
Net Tax Appreciation	$ 1,014,133	$ 0

4. Fund Share Transactions

Government Securities Fund is authorized to issue 100 million shares of $0.01 par value capital stock. Money Market Fund is authorized to issue 2 billion shares of $0.01 par value capital stock. Transactions in shares of the Funds for the periods indicated were as follows:

	Six months ended 6/30/03		Year ended 12/31/02	
	Shares	**Amount**	**Shares**	**Amount**
Government Securities Fund— Class F:				
Sold	192,504	$ 1,960,648	771,488	$ 7,564,081
Dividends or Distributions Reinvested................	25,470	$ 261,197	49,466	$ 485,777
Redeemed	(263,576)	$ (2,700,884)	(568,897)	$ (5,538,614)
Net Increase (Decrease)	**(45,602)**	**$ (479,039)**	**252,057**	**$ 2,511,244**
Money Market Fund—Class F:				
Sold	7,897,520	$ 7,897,520	32,907,034	$ 32,908,230
Dividends or Distributions Reinvested................	122,530	$ 122,530	640,894	$ 640,894
Redeemed	(15,573,173)	$(15,573,173)	(49,391,268)	$ (49,391,268)
Net Decrease	**(7,553,123)**	**$ (7,553,123)**	**(15,843,340)**	**$(15,842,144)**

5. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $75 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings is subject to the $75 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2003, there were no such borrowings.

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Dreyfus Founders Funds
P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company SM
2930 East Third Avenue
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

This report is authorized for distribution to prospective investors only if preceded or accompanied by a current prospectus, which contains more complete information including charges, expenses, and share classes. Please read the prospectus carefully before you invest or send money. Date of first use: August 28, 2003

A-636-GMM-03

Dreyfus Founders Growth Fund

Investment Update

June 30, 2003

Dreyfus Founders Funds®
The Growth Specialists

TABLE OF CONTENTS

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To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-8 were owned by the Fund on June 30, 2003. The amounts of these holdings are included in the Statement of Investments.

> • **Not FDIC-Insured** • **Not Bank-Guaranteed** • **May Lose Value**

MANAGEMENT OVERVIEW



A discussion with portfolio manager John B. Jares, CFA

How did the Fund perform relative to its growth benchmark in the six months ended June 30?

The first six months of 2003 presented mixed results on both the economic and broad market levels. However, the Dreyfus Founders Growth Fund posted a competitive return[1] versus its growth benchmark, the Russell 1000 Growth Index, which posted a 13.09% return.

What broad market factors most impacted the Fund's performance during the period?

The reporting period began in a market slump. Uncertainty over a war in Iraq, high fear of more corporate misdeeds and dampened economic growth rates led to investors searching for lower-risk, more defensive securities in which to invest.

However, by the mid-point of the reporting period, the market experienced an upswing, spurred by a stabilization of the geopolitical uncertainty that had been blanketing the market for quite some time. Investors began the shift back to equities as renewed confidence in

"Investors began the shift back to equities as renewed confidence in the pace of economic growth and falling interest rates drew attention toward less-defensive investments."

---

[1] Excluding sales charges, which result in lower returns for certain share classes. Please see page 7 for Average Annual and Year-to-Date Total Returns for all share classes, including and excluding sales charges.

Performance Highlights

- Amid mixed economic results, the period saw equity markets again becoming attractive as investor confidence began to solidify.
- A mid-March rally, spurred by investors' increased optimism that the Iraqi conflict was moving toward some resolution, renewed interest in equity markets.
- The Fund's holdings in the consumer discretionary sector benefited greatly from strong consumer spending.
- Sluggish demand caused some technology and basic materials holdings to lose ground for the Fund.
- We continue to search one-by-one for investment opportunities in large-cap companies that we believe have the potential to exhibit superior growth rates and that we feel have sensible valuations.

the pace of economic growth and falling interest rates drew attention toward less-defensive vehicles.

On a purely economic level, results were not as clear cut. Weekly jobless claims hovered in the 430,000 range, indicating a soft job market. By the end of June, the unemployment rate reached 6.4%, a nine-year high. Additionally, the Institute for Supply Management (ISM) index posted readings in the high 40s, signaling contraction. However, this reading was better than it appeared. The index actually improved from the mid-40s level, indicating only a modest amount of contraction. Additionally, low interest rates continued to have a positive impact on the housing and mortgage industries and auto sales still remained at relatively high levels.

What management decisions positively impacted the Fund's performance?

During the period, many of the Fund's large-cap holdings in the healthcare and consumer discretionary sectors posted solid performance. The healthcare sector provided the most significant opportunities during the period, as the Fund capitalized on holdings focused on the improvement

of cardiovascular health and the production of affordable drugs. **Boston Scientific Corporation** was a strong performer due to the success of its pioneering approach to interventional cardiology. This approach improves upon existing technology by applying a drug to cardiovascular stents to help control coronary artery disease. **Teva Pharmaceutical Industries Limited** also contributed to the Fund's overall performance as it continued to capitalize on market shifts toward less expensive drugs in the generic drug marketplace.

The infusion of consumer capital into the marketplace helped boost consumer-related stocks. A relative overweight position and strong stock selection in the consumer discretionary sector helped drive the Fund's performance during the period. Primary among these was **Royal Caribbean Cruises Limited**, one of the Fund's largest holdings throughout the period, which benefited from consumers' return to leisure travel. **Best Buy Company, Inc.**, the leading retailer of consumer electronics, took advantage of consumers' continued capital spending on electronics and was a top performer in the Fund during the period.

Largest Equity Holdings (ticker symbol)

1.	SPDR Trust Series 1 (SPY)	5.07%
2.	Microsoft Corporation (MSFT)	4.36%
3.	General Electric Company (GE)	3.76%
4.	Estée Lauder Companies, Inc. (EL)	2.95%
5.	Best Buy Company, Inc. (BBY)	2.28%
6.	Pfizer, Inc. (PFE)	2.05%
7.	Bank of America Corporation (BAC)	1.98%
8.	Royal Caribbean Cruises Limited (RCL)	1.97%
9.	MBNA Corporation (KRB)	1.92%
10.	International Business Machines Corporation (IBM)	1.80%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

What management decisions hindered performance during the half?

Inadequate performance of holdings in the basic materials sector hampered the Fund's returns. Lackluster results came from holdings such as **Air Products and Chemicals, Inc.**, a supplier of industrial gases, which experienced sluggish demand from end-users.



Growth of $10,000 Investment

■ **Dreyfus Founders Growth Fund-Class F**
■ **S&P 500 Index**
■ **Russell 1000 Growth Index**

$26,037
$22,165
$17,669

Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Growth Fund on 6/30/93 to a $10,000 investment made in unmanaged securities indexes on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.

The Standard & Poor's (S&P) 500 Index is a market-value-weighted, unmanaged index of common stocks considered representative of the broad market. The Russell 1000 Growth Index is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The total return figures cited for these indexes assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Fund performance was also hindered by not only a relative underweight position in the technology sector, but also by negative results from stock selections such as holding **BMC Software, Inc.**, a manufacturer of computer hardware and software systems. Already saddled with a difficult environment in which to sell, BMC Software underperformed due to missed revenue growth estimates.

Average Annual and Year-to-Date Total Return as of 6/30/03

	Year-to-Date[†]	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)					
With sales charge (5.75%)	8.96%	(4.64%)	—	—	(21.86%)
Without sales charge	15.68%	1.17%	—	—	(20.53%)
Class B Shares (12/31/99)					
With redemption*	11.21%	(3.64%)	—	—	(21.63%)
Without redemption	15.21%	0.36%	—	—	(21.08%)
Class C Shares (12/31/99)					
With redemption**	14.09%	(0.76%)	—	—	(21.13%)
Without redemption	15.09%	0.24%	—	—	(21.13%)
Class F Shares (1/5/62)	15.64%	1.29%	(8.18%)	5.86%	N/A
Class R Shares (12/31/99)	16.00%	1.52%	—	—	(20.35%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	10.12%	(4.12%)	—	—	(22.22%)
Without sales charge	15.27%	0.36%	—	—	(21.18%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

   Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions and adjustments for financial statement purposes. Part of the Fund's year-to-date performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance.

   *The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

   **The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

   [†]Total return is not annualized.



Portfolio Composition

22.78% Information Technology
15.00% Consumer Discretionary
11.54% Financials
11.31% Healthcare
10.27% Consumer Staples
9.46% Industrials
2.83% Energy
1.31% Materials
1.11% Utilities
0.50% Telecommunications Services
5.07% Other
8.82% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Additionally, the Fund's cash position, which averaged 8% during the period, hampered returns the Fund might have otherwise seen in the strong market environment.

However, as we move forward, our strategy remains unchanged. We will continue to rely upon on our bottom-up approach to seeking companies we believe are capable of posting strong future revenue and earnings growth at valuations that make sense.

John B. Jares, CFA
Portfolio Manager

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STATEMENT OF INVESTMENTS
June 30, 2003 *(unaudited)*

Shares		Market Value
Common Stocks (Domestic)–87.6%		
Airlines–2.0%		
154,517	Delta Air Lines, Inc.	$ 2,268,310
249,189	Northwest Airlines Corporation Class A*	2,813,344
309,825	Southwest Airlines Company	5,328,990
		10,410,644
Application Software–0.4%		
112,375	PeopleSoft, Inc.*	1,976,676
Asset Management & Custody Banks–2.4%		
56,050	Bank of New York Company, Inc.	1,611,438
395,900	Janus Capital Group, Inc.	6,492,760
133,700	SEI Investments Company	4,278,400
		12,382,598
Biotechnology–1.7%		
75,135	Amgen, Inc.*	4,991,969
66,475	Gilead Sciences, Inc.*	3,694,681
		8,686,650
Broadcasting & Cable TV–2.4%		
65,950	Clear Channel Communications, Inc.*	2,795,621
219,858	Comcast Corporation Special Class A*	6,338,506
92,350	Cox Communications, Inc.*	2,945,965
		12,080,092
Casinos & Gaming–0.4%		
54,575	MGM Mirage, Inc.*	1,865,374
Communications Equipment–1.0%		
292,380	Cisco Systems, Inc.*	4,879,822
Computer & Electronics Retail–2.3%		
263,850	Best Buy Company, Inc.*	11,588,292

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GR	Greece	NW	Norway		
AT	Austria	HK	Hong Kong	PH	Philippines		
BA	Barbados	ID	Indonesia	PU	Puerto Rico		
BD	Bermuda	IE	Ireland	SG	Singapore		
BE	Belgium	IS	Israel	SP	Spain		
CA	Canada	IT	Italy	SW	Sweden		
CN	China	JA	Japan	SZ	Switzerland		
DE	Denmark	KR	South Korea	TH	Thailand		
FI	Finland	LU	Luxembourg	UK	United Kingdom		
FR	France	MA	Malaysia	VI	Virgin Islands		
GE	Germany	NE	Netherlands				

Shares		Market Value
Computer Hardware–1.8%		
111,075	International Business Machines Corporation	$ 9,163,688
Consumer Finance–1.9%		
469,200	MBNA Corporation	9,778,128
Data Processing & Outsourced Services–2.7%		
175,550	First Data Corporation	7,274,792
183,225	Fiserv, Inc.*	6,524,643
		13,799,435
Diversified Banks–3.6%		
127,425	Bank of America Corporation	10,070,398
163,150	Wells Fargo & Company	8,222,760
		18,293,158
Diversified Commercial Services–1.1%		
310,175	Cendant Corporation*	5,682,406
Drug Retail–0.2%		
35,525	Walgreen Company	1,069,303
Exchange Traded Funds–5.1%		
264,225	SPDR Trust Series 1	25,796,288
Food Retail–1.0%		
261,900	Safeway, Inc.*	5,358,474
Gas Utilities–1.1%		
102,950	Kinder Morgan, Inc.	5,626,218
Healthcare Equipment–1.3%		
105,550	Boston Scientific Corporation*	6,449,105
Healthcare Services–1.9%		
161,325	Caremark Rx, Inc.*	4,142,826
79,375	Express Scripts, Inc. Class A*	5,422,900
		9,565,726
Home Improvement Retail–1.3%		
191,675	Home Depot, Inc.	6,348,276
Hotels, Resorts & Cruise Lines–0.2%		
36,425	Carnival Corporation Class A	1,184,177
Household Products–2.6%		
129,350	Colgate-Palmolive Company	7,495,833
64,650	Procter & Gamble Company	5,765,487
		13,261,320
Hypermarkets & Super Centers–1.6%		
151,896	Wal-Mart Stores, Inc.	8,152,258

* *Non-income producing.*
  SPDR–Standard and Poor's Depositary Receipt.
  See notes to financial statements.

STATEMENT OF INVESTMENTS
June 30, 2003 *(unaudited) (continued)*

Shares		Market Value
Industrial Conglomerates–4.6%		
19,125	3M Company	$ 2,466,743
667,659	General Electric Company	19,148,460
32,725	Ingersoll-Rand Company Class A	1,548,547
		23,163,750
Industrial Gases–1.3%		
32,050	Air Products and Chemicals, Inc.	1,333,280
88,650	Praxair, Inc.	5,327,865
		6,661,145
Industrial Machinery–0.7%		
57,525	Illinois Tool Works, Inc.	3,788,021
Integrated Oil & Gas–0.5%		
66,375	Exxon Mobil Corporation	2,383,526
Integrated Telecommunication Services–0.5%		
99,875	SBC Communications, Inc.	2,551,806
Investment Banking & Brokerage–1.7%		
52,150	Goldman Sachs Group, Inc.	4,367,563
95,075	Morgan Stanley	4,064,456
		8,432,019
Leisure Facilities–2.0%		
433,855	Royal Caribbean Cruises Limited	10,048,082
Movies & Entertainment–3.9%		
213,950	AOL Time Warner, Inc.*	3,442,456
194,871	Viacom, Inc. Class B*	8,508,068
391,360	Walt Disney Company	7,729,360
		19,679,884
Multi-Line Insurance–0.7%		
68,074	American International Group, Inc.	3,756,323
Oil & Gas Drilling–0.2%		
49,800	GlobalSantaFe Corporation	1,162,332
Oil & Gas Equipment & Services–1.9%		
36,025	BJ Services Company*	1,345,894
225,825	Smith International, Inc.*	8,296,811
		9,642,705
Other Diversified Financial Services–1.2%		
141,717	Citigroup, Inc.	6,065,488
Personal Products–2.9%		
447,603	Estée Lauder Companies, Inc. Class A	15,008,129

Shares		Market Value
Pharmaceuticals–5.3%		
31,337	Forest Laboratories, Inc.*	$ 1,715,701
109,875	Johnson & Johnson	5,680,538
107,125	Merck & Company, Inc.	6,486,419
305,363	Pfizer, Inc.	10,428,146
55,175	Wyeth	2,513,221
		26,824,025
Publishing–1.2%		
129,812	Tribune Company	6,269,920
Railroads–0.5%		
44,275	Union Pacific Corporation	2,568,836
Semiconductor Equipment–1.9%		
79,650	KLA-Tencor Corporation*	3,702,929
163,300	Novellus Systems, Inc.*	5,980,209
		9,683,138
Semiconductors–3.9%		
84,400	Altera Corporation*	1,384,160
37,125	Broadcom Corporation*	924,784
341,776	Intel Corporation	7,103,472
192,050	Linear Technology Corporation	6,185,931
73,000	Maxim Integrated Products, Inc.*	2,495,870
59,275	Xilinx, Inc.*	1,500,250
		19,594,467
Soft Drinks–1.9%		
156,075	Coca-Cola Company	7,243,441
118,975	Coca-Cola Enterprises, Inc.	2,159,396
		9,402,837
Specialty Stores–1.4%		
222,838	Tiffany & Company	7,282,346
Systems Software–9.4%		
202,275	Adobe Systems, Inc.	6,486,959
386,400	BMC Software, Inc.*	6,309,912
865,901	Microsoft Corporation	22,175,725
535,050	Oracle Corporation*	6,431,301
231,635	VERITAS Software Corporation*	6,640,975
		48,044,872
Total Common Stocks (Domestic)		
(Cost–$419,465,272)		445,411,759

* Non-income producing.
  See notes to financial statements.

Shares		Market Value
Common Stocks (Foreign)–3.6%		
IT Consulting & Other Services–1.4%		
402,150	Accenture Limited Class A ADR (BD)*	$ 7,274,894
Oil & Gas Drilling–0.2%		
30,350	Nabors Industries Limited (BA)*	1,200,343
Pharmaceuticals–1.2%		
105,900	Teva Pharmaceutical Industries Limited Sponsored ADR (IS)	6,028,887
Railroads–0.5%		
52,225	Canadian National Railway Company (CA)	2,520,379
Semiconductors–0.3%		
42,375	Marvell Technology Group Limited (BD)*	1,456,419
Total Common Stocks (Foreign)		
(Cost–$15,448,754)..		18,480,922

Principal Amount		Amortized Cost
Corporate Short-Term Notes–8.8%		
Other Diversified Financial Services–4.9%		
$25,100,000	Merrill Lynch & Company	
	1.12% 7/2/03	$ 25,099,219
Special Purpose Entity–3.9%		
19,800,000	Corporate Asset Funding Corporation	
	1.10% 7/1/03	19,800,000
Total Corporate Short-Term Notes		
(Amortized Cost–$44,899,219)		44,899,219
Total Investments–100.0%		
(Total Cost–$479,813,245)		508,791,900
Other Assets and Liabilities–(0.0%)		(23,005)
Net Assets–100.0%..		$508,768,895

* *Non-income producing.*
  See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
June 30, 2003 *(unaudited)*

Assets

Investment securities, at cost	$ 479,813,245
Investment securities, at market	508,791,900
Cash	1,408,726
Receivables:	
Investment securities sold	4,815,839
Capital shares sold	405,687
Dividends	410,306
Other assets	5,151
Total Assets	515,837,609

Liabilities

Payables and other liabilities:	
Investment securities purchased	2,397,189
Capital shares redeemed	3,716,892
Advisory fees	315,815
Shareholder servicing fees	43,172
Accounting fees	25,251
Distribution fees	152,735
Custodian fees	1,204
Other	416,456
Total Liabilities	7,068,714
Net Assets	$ 508,768,895

Net Assets consist of:

Capital (par value and paid-in surplus)	$1,293,787,499
Accumulated net investment loss	(1,264,709)
Accumulated net realized loss from security transactions	(812,732,550)
Net unrealized appreciation on investments	28,978,655
Total	$ 508,768,895

See notes to financial statements.

Net Assets—Class A	$	5,895,236
Shares Outstanding—Class A		683,413
Net Asset Value, Redemption Price Per Share.............................	$	8.63
Maximum offering price per share		
(net asset value plus sales charge of 5.75% of offering price)	$	9.16
Net Assets—Class B..	$	12,652,585
Shares Outstanding—Class B		1,505,139
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share.......	$	8.41
Net Assets—Class C	$	1,583,399
Shares Outstanding—Class C		188,715
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share.......	$	8.39
Net Assets—Class F..	$482,232,108	
Shares Outstanding—Class F		55,756,781
Net Asset Value, Offering and Redemption Price Per Share	$	8.65
Net Assets—Class R	$	6,207,372
Shares Outstanding—Class R		713,814
Net Asset Value, Offering and Redemption Price Per Share	$	8.70
Net Assets—Class T	$	198,195
Shares Outstanding—Class T		23,644
Net Asset Value, Redemption Price Per Share.............................	$	8.38
Maximum offering price per share		
(net asset value plus sales charge of 4.50% of offering price)	$	8.77

See notes to financial statements.

STATEMENT OF OPERATIONS
For the six months ended June 30, 2003 *(unaudited)*

Investment Income:

Dividends	$ 2,153,128
Interest	237,268
Foreign taxes withheld	(6,207)
Total Investment Income	2,384,189

Expenses:

Advisory fees—Note 2	1,764,100
Shareholder servicing fees—Note 2	270,507
Accounting fees—Note 2	141,412
Distribution fees—Note 2	610,658
Transfer agency fees—Note 2	485,935
Registration fees	31,456
Postage and mailing expenses	69,764
Custodian fees and expenses—Note 2	7,221
Printing expenses	60,758
Legal and audit fees	48,807
Directors' fees and expenses—Note 2	53,318
Other expenses	109,500
Total Expenses	3,653,436
Earnings Credits	(3,272)
Reimbursed/Waived Expenses	(1,266)
Net Expenses	3,648,898
Net Investment Loss	(1,264,709)

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Loss on Security Transactions	(11,307,284)
Net Change in Unrealized Appreciation/Depreciation of Investments	82,491,280
Net Realized and Unrealized Gain	71,183,996
Net Increase in Net Assets Resulting from Operations	$ 69,919,287
Purchases of long-term securities	$255,626,631
Proceeds from sales of long-term securities	$282,082,623

See notes to financial statements.

	Six months ended 6/30/03	Year ended 12/31/02
Operations		
Net Investment Loss	$ (1,264,709)	$ (3,186,435)
Net Realized Loss on Security Transactions	(11,307,284)	(161,500,402)
Net Realized Gain from Foreign Currency Transactions .	0	219
Net Change in Unrealized Appreciation/Depreciation	82,491,280	(56,838,030)
Net Increase (Decrease) in Net Assets Resulting from Operations	69,919,287	(221,524,648)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(34,416)	(439,145)
Class B	(620,206)	(2,574,883)
Class C	(151,481)	(656,249)
Class F	(27,548,447)	(210,452,943)
Class R	1,112,815	3,376,685
Class T	(37,183)	(271,640)
Net Decrease from Capital Share Transactions	(27,278,918)	(211,018,175)
Net Increase (Decrease) in Net Assets	42,640,369	(432,542,823)
Net Assets		
Beginning of period	$466,128,526	$898,671,349
End of period	$508,768,895	$466,128,526

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class A Shares				
Net Asset Value, beginning of period	$ 7.46	$10.53	$14.02	$23.88
Income from investment operations:				
Net investment loss....................	(0.03)	(0.06)	(0.05)	(0.05)
Net gains (losses) on securities (both realized and unrealized).......	1.20	(3.01)	(3.44)	(6.39)
Total from investment operations.	1.17	(3.07)	(3.49)	(6.44)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	(3.42)
Net Asset Value, end of period.............	$ 8.63	$ 7.46	$10.53	$14.02
Total Return/Ratios				
Total return*	15.68%	(29.15%)	(24.89%)	(27.30%)
Net assets, end of period (000s).......	$5,895	$5,149	$7,795	$8,655
Net expenses to average net assets# ...	1.68%**	1.48%	1.20%	1.05%
Gross expenses to average net assets#..	1.68%**	1.48%	1.21%	1.08%
Net investment loss to average net assets	(0.66%)**	(0.56%)	(0.47%)	(0.54%)
Portfolio turnover rate@	152%	139%	152%	182%

  * Sales charges are not reflected in the total return.

 ** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

 @ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class B Shares				
Net Asset Value, beginning of period	$ 7.30	$ 10.38	$ 13.91	$ 23.88
Income from investment operations:				
Net investment loss....................	(0.08)	(0.18)	(0.13)	(0.11)
Net gains (losses) on securities				
(both realized and unrealized).......	1.19	(2.90)	(3.40)	(6.44)
Total from investment operations.	1.11	(3.08)	(3.53)	(6.55)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	(3.42)
Net Asset Value, end of period.............	$ 8.41	$ 7.30	$ 10.38	$ 13.91
Total Return/Ratios				
Total return*	15.21%	(29.67%)	(25.38%)	(27.77%)
Net assets, end of period (000s).......	$12,653	$11,603	$19,829	$25,359
Net expenses to average net assets# ...	2.49%**	2.22%	1.92%	1.80%
Gross expenses to average net assets#..	2.49%**	2.22%	1.93%	1.82%
Net investment loss to average net				
assets	(1.48%)**	(1.30%)	(1.20%)	(1.29%)
Portfolio turnover rate@	152%	139%	152%	182%

  * Sales charges are not reflected in the total return.

** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class C Shares				
Net Asset Value, beginning of period	$ 7.29	$10.36	$13.92	$23.88
Income from investment operations:				
Net investment loss....................	(0.12)	(0.26)	(0.18)	(0.10)
Net gains (losses) on securities (both realized and unrealized).......	1.22	(2.81)	(3.38)	(6.44)
Total from investment operations.	1.10	(3.07)	(3.56)	(6.54)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	(3.42)
Net Asset Value, end of period.............	$ 8.39	$ 7.29	$10.36	$13.92
Total Return/Ratios				
Total return*	15.09%	(29.63%)	(25.58%)	(27.72%)
Net assets, end of period (000s).......	$1,584	$1,528	$2,979	$4,384
Net expenses to average net assets# ...	2.49%**	2.37%	2.10%	1.80%
Gross expenses to average net assets#..	2.49%**	2.37%	2.11%	1.82%
Net investment loss to average net assets	(1.48%)**	(1.46%)	(1.38%)	(1.28%)
Portfolio turnover rate@	152%	139%	152%	182%

  * Sales charges are not reflected in the total return.

** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Financial Highlights

(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,				
		2002	**2001**	**2000**	**1999**	**1998**
Class F Shares						
Net Asset Value, beginning of period	$ 7.48	$ 10.53	$ 14.03	$ 23.87	$ 20.41	$ 17.28
Income from investment operations:						
Net investment income (loss)	(0.06)	(0.22)	(0.15)	(0.21)	(0.09)	0.01
Net gains (losses) on securities (both realized and unrealized)	1.23	(2.83)	(3.35)	(6.21)	7.73	4.26
Total from investment operations	1.17	(3.05)	(3.50)	(6.42)	7.64	4.27
Less distributions:						
From net investment income	0.00	0.00	0.00	0.00	0.00^	(0.01)
From net realized gains ..	0.00	0.00	0.00	(3.42)	(4.18)	(1.13)
Total distributions ...	0.00	0.00	0.00	(3.42)	(4.18)	(1.14)
Net Asset Value, end of period	$ 8.65	$ 7.48	$ 10.53	$ 14.03	$ 23.87	$ 20.41
Total Return/Ratios						
Total return	15.64%	(28.96%)	(24.95%)	(27.23%)	39.06%	25.04%
Net assets, end of period (000s)	$482,232	$443,307	$865,425	$1,441,466	$3,323,606	$2,360,180
Net expenses to average net assets#	1.52%**	1.37%	1.30%	1.06%	1.08%	1.08%
Gross expenses to average net assets#	1.52%**	1.38%	1.31%	1.07%	1.09%	1.10%
Net investment income (loss) to average net assets	(0.51%)**	(0.46%)	(0.58%)	(0.58%)	(0.47%)	0.05%
Portfolio turnover rate@ ..	152%	139%	152%	182%	117%	143%

^ Distributions from net investment income for the year ended December 31, 1999 aggregated less than $0.01 on a per share basis.

** Annualized.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class R Shares				
Net Asset Value, beginning of period	$ 7.50	$10.57	$14.07	$23.88
Income from investment operations:				
Net investment income (loss)..........	0.00+	0.01	(0.02)	(0.02)
Net gains (losses) on securities (both realized and unrealized)	1.20	(3.08)	(3.48)	(6.37)
Total from investment operations.	1.20	(3.07)	(3.50)	(6.39)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	(3.42)
Net Asset Value, end of period.............	$ 8.70	$ 7.50	$10.57	$14.07
Total Return/Ratios				
Total return	16.00%	(29.04%)	(24.88%)	(27.08%)
Net assets, end of period (000s).......	$6,207	$4,333	$2,023	$ 9
Net expenses to average net assets# ...	1.17%**	1.30%	1.46%	0.79%
Gross expenses to average net assets#..	1.18%**	1.30%	1.46%	0.82%
Net investment loss to average net assets	(0.15%)**	(0.34%)	(0.72%)	(0.29%)
Portfolio turnover rate@	152%	139%	152%	182%

+ Net investment income (loss) for the six months ended June 30, 2003 aggregated less than $0.01 on a per share basis.

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	**2001**	**2000**
Class T Shares				
Net Asset Value, beginning of period	$ 7.27	$10.38	$14.00	$23.88
Income from investment operations:				
Net investment loss....................	(0.22)	(0.56)	(0.19)	(0.09)
Net gains (losses) on securities				
(both realized and unrealized).......	1.33	(2.55)	(3.43)	(6.37)
Total from investment operations.	1.11	(3.11)	(3.62)	(6.46)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	(3.42)
Net Asset Value, end of period.............	$ 8.38	$ 7.27	$10.38	$14.00
Total Return/Ratios				
Total return*	15.27%	(29.96%)	(25.86%)	(27.38%)
Net assets, end of period (000s).......	$ 198	$ 208	$ 621	$ 802
Net expenses to average net assets# ...	2.20%**	2.78%	2.55%	1.29%
Gross expenses to average net assets#..	2.20%**	2.78%	2.56%	1.32%
Net investment loss to average net				
assets	(1.20%)**	(1.89%)	(1.83%)	(0.80%)
Portfolio turnover rate@	152%	139%	152%	182%

  * Sales charges are not reflected in the total return.

 ** Annualized.

  # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

  @ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Notes to Financial Statements
June 30, 2003 *(unaudited)*

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of NASDAQ and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arise from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make

distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is a wholly-owned subsidiary of Mellon Bank N.A., which is a wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1% of the first $30 million of net assets, 0.75% of the next $270 million of net assets, 0.70% of the next $200 million of net assets, and 0.65% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation (an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through June 30, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2003, Class F shares were charged $77,218 and $169,884, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of The Dreyfus Corporation, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the six months ended June 30, 2003, Class F shares paid DTI and ITC $50,897 and $67,909, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.23 to $12.64, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the six months ended June 30, 2003 were as follows:

	Transfer Agency Fees Paid
Class A	$ 8,842
Class B	$23,108
Class C	$ 2,934
Class R	$ 1,867
Class T	$ 568

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2003, Class F shares were charged $560,887 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and Shareholder Servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the six months ended June 30, 2003, were as follows:

	Distribution Fees Paid	Shareholder Servicing Fees Paid
Class A..................	N/A	$ 6,660
Class B..................	$43,984	$14,661
Class C..................	$ 5,555	$ 1,852
Class T..................	$ 232	$ 232

During the six months ended June 30, 2003, DSC retained $1,253 in sales commissions from the sales of Class A shares. DSC also retained $55,446 of contingent deferred sales charges relating to redemptions of Class B shares.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million, and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A. serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2003, the Fund's portion of the fee waiver was $1,266. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses, and capital loss carryovers.

Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2002, represent capital loss carryovers that may be available to

offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2007 and December 31, 2010.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$785,319,022
Post-October Capital Loss Deferral............................	$ 3,865,188
Post-October Currency Loss Deferral..........................	$ 0
Federal Tax Cost	$496,660,337
Gross Tax Appreciation of Investments........................	$ 35,393,523
Gross Tax Depreciation of Investments........................	$ (23,261,960)
Net Tax Appreciation.	$ 12,131,563

4. Fund Share Transactions

The Fund is authorized to issue 750 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended 6/30/03		Year ended 12/31/02	
	Shares	**Amount**	**Shares**	**Amount**
Class A				
Sold	58,472 $	464,060	176,909 $	1,575,474
Issued in Connection with Acquisition...............	0 $	0	8,437 $	83,443
Dividends or Distributions Reinvested	0 $	0	0 $	0
Redeemed	(65,054) $	(498,476)	(235,763) $	(2,098,062)
Net Decrease...............	**(6,582) $**	**(34,416)**	**(50,417) $**	**(439,145)**

	Six months ended 6/30/03		Year ended 12/31/02	
	Shares	**Amount**	**Shares**	**Amount**
Class B				
Sold	46,764 $	375,570	117,855 $	1,071,298
Issued in Connection with				
Acquisition	0 $	0	30,576 $	297,814
Dividends or Distributions				
Reinvested	0 $	0	0 $	0
Redeemed	(130,684) $	(995,776)	(469,578) $	(3,943,995)
Net Decrease	**(83,920) $**	**(620,206)**	**(321,147) $**	**(2,574,883)**
Class C				
Sold	5,140 $	40,059	19,428 $	176,384
Issued in Connection with				
Acquisition	0 $	0	3,774 $	36,681
Dividends or Distributions				
Reinvested	0 $	0	0 $	0
Redeemed	(26,113) $	(191,540)	(100,964) $	(869,314)
Net Decrease	**(20,973) $**	**(151,481)**	**(77,762) $**	**(656,249)**
Class F				
Sold	3,337,083 $	26,297,429	6,324,146 $	57,283,483
Issued in Connection with				
Acquisition	0 $	0	162,005 $	1,602,235
Dividends or Distributions				
Reinvested	0 $	0	0 $	0
Redeemed	(6,874,893) $	(53,845,876)	(29,363,216) $	(269,338,661)
Net Decrease	**(3,537,810) $**	**(27,548,447)**	**(22,877,065) $**	**(210,452,943)**
Class R				
Sold	163,548 $	1,322,843	440,296 $	3,853,596
Issued in Connection with				
Acquisition	0 $	0	48 $	475
Dividends or Distributions				
Reinvested	0 $	0	0 $	0
Redeemed	(27,152) $	(210,028)	(54,408) $	(477,386)
Net Increase	**136,396 $**	**1,112,815**	**385,936 $**	**3,376,685**
Class T				
Sold	363 $	2,745	1,782 $	16,192
Issued in Connection with				
Acquisition	0 $	0	791 $	7,690
Dividends or Distributions				
Reinvested	0 $	0	0 $	0
Redeemed	(5,342) $	(39,928)	(33,797) $	(295,522)
Net Decrease	**(4,979) $**	**(37,183)**	**(31,224) $**	**(271,640)**

5. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $75 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $75 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2003, there were no such borrowings.

6. Acquisition of Dreyfus Founders Focus Fund

On February 22, 2002, the Fund acquired all the net assets of Dreyfus Founders Focus Fund ("Focus") pursuant to a plan of reorganization approved by Focus shareholders on February 15, 2002. The acquisition was accomplished by a tax-free exchange of Class A, Class B, Class C, Class F, Class R, and Class T shares of the Fund in the amount of 8,437, 30,576, 3,774, 162,005, 48, and 791 shares, respectively, (valued at $83,443, $297,814, $36,681, $1,602,235, $475, and $7,690, respectively) for the 14,562, 52,804, 6,515, 279,701, 80, and 1,328 Focus Class A, Class B, Class C, Class F, Class R, and Class T shares outstanding, respectively, on February 22, 2002. Focus' net assets on that date, $2,028,338, including $145,042 of unrealized depreciation, were combined with those of the Fund. The aggregate net assets of the Fund and Focus immediately before the acquisition were $808,857,376 and $2,028,338, respectively.

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Dreyfus Founders Growth Fund
P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company^{SM}
2930 East Third Avenue
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

A-636-GRO-03

SEMIANNUAL REPORT

Dreyfus Founders Growth and Income Fund

Investment Update

June 30, 2003

Dreyfus Founders Funds®
The Growth Specialists

T ABLE OF C ONTENTS

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To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-8 were owned by the Fund on June 30, 2003. The amounts of these holdings are included in the Statement of Investments.

• Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

MANAGEMENT OVERVIEW



A discussion with portfolio manager John B. Jares, CFA

How did the Fund perform relative to its benchmark in the six months ended June 30?

The first six months of 2003 presented mixed results on both the economic and broad market levels. However, the Dreyfus Founders Growth and Income Fund performed well and posted a return[1] that compared favorably to the 11.76% return posted by its benchmark, the broad market Standard & Poor's 500 Index.

What broad market factors most impacted the Fund's performance during the period?

Looking back, the broader market activity for first six months of 2003 can be easily separated into two distinct periods. The first period is that which led up to the war in Iraq and was characterized by falling equity prices. The second period, which began with the onset of the war and extended through the end of June, saw a powerful rally in equity prices. The defining point that separates

"The infusion of consumer capital into the economy boosted the performance of the Fund's consumer-related stocks."

---

[1] Excluding sales charges, which result in lower returns for certain share classes. Please see page 7 for Average Annual and Year-to-Date Total Returns for all share classes, including and excluding sales charges.

3

Performance Highlights

- Investors' mindset began to shift due to a stabilization of the Iraqi conflict, the lowering of interest rates and renewed confidence in economic growth.

- Holdings in the healthcare sectors solidified the Fund's positive returns.

- Technology companies continued to show sub-par performance, hampering the Fund's returns in this sector.

- We continue to use a bottom-up, fundamentals-based research strategy to seek companies exhibiting signs of growth potential.

these two periods is easy to identify: an easing in the uncertainty surrounding the war motivated the market upswing. This, coupled with confidence that the economy could soon exhibit an improving pace of growth, provided a positive foundation for the market's rebound.

On the purely economic front, the first half of 2003 exhibited mixed results. Weekly jobless claims hovered at relatively high levels. By June, the unemployment rate moved above 6%, a nine-year high. The Institute for Supply Management (ISM) index posted readings below 50, the level considered to be the demarcation line between expansion and contraction. However, this ISM reading was better than it appeared, relatively speaking. The index actually improved during the period, moving from the mid-40s to the upper-40s, indicating only a modest amount of contraction. Lowered interest rates continued to have a positive impact on the housing and mortgage industries. And, although slowing over the six-month period, auto sales still remained at relatively high levels.

**What management decisions positively impacted
the Fund's performance during the period?**

The Fund's performance was primarily driven by strong performing
stock selections in the consumer discretionary and healthcare sectors.
The infusion of consumer capital into the economy boosted many of
the Fund's consumer-related stocks such as **Best Buy Company, Inc.**,
the leading retailer of consumer electronics, and **Estée Lauder Companies,
Inc.**, the manufacturer and distributor of cosmetics and fragrances.

The healthcare sector also provided positive opportunities during the
period as the Fund capitalized on holdings focused on the improvement of
cardiovascular health as well as the production of affordable drugs. **Boston
Scientific Corporation** strongly contributed to the Fund's performance as
it benefited from the success of its pioneering approach to interventional
cardiology. This approach improves upon existing technology by applying

Largest Equity Holdings (ticker symbol)

1.	SPDR Trust Series 1 (SPY)	5.11%
2.	General Electric Company (GE)	3.61%
3.	Exxon Mobil Corporation (XOM)	3.55%
4.	Microsoft Corporation (MSFT)	3.38%
5.	Estée Lauder Companies, Inc. (EL)	2.94%
6.	Best Buy Company, Inc. (BBY)	2.24%
7.	Pfizer, Inc. (PFE)	2.03%
8.	Royal Caribbean Cruises Limited (RCL)	1.97%
9.	MBNA Corporation (KRB)	1.89%
10.	Bank of America Corporation (BAC)	1.82%

Portfolio holdings are subject to change, and should not be construed as a recommendation
of any security.

a drug to cardiovascular stents to help control coronary artery disease. We also saw strong returns from **Teva Pharmaceutical Industries Limited**, which continued to capitalize on market shifts toward less expensive drugs in the generic drug marketplace.



Growth of $10,000 Investment

■ **Dreyfus Founders Growth and Income Fund-Class F**
■ **S&P 500 Index**

$26,037

$16,101

Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Growth and Income Fund on 6/30/93 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.

The Standard & Poor's (S&P) 500 Index is a market-value-weighted, unmanaged index of common stocks considered representative of the broad market. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

What management decisions hindered performance during the half?

Fund performance was hampered by negative results from stock selection in the technology sector, such as **BMC Software, Inc.**, a manufacturer of computer hardware and software systems. Already saddled with a weakened environment in which to sell, BMC Software underperformed due to missed revenue growth estimates.

The Fund's lack of holdings in the strong-performing utilities sector hampered the Fund's relative performance. Inadequate performance in the basic materials sector also hindered the Fund's relative returns due

Average Annual and Year-to-Date Total Return as of 6/30/03

	Year-to-Date[†]	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)					
With sales charge (5.75%)	7.67%	(5.76%)	—	—	(16.87%)
Without sales charge	14.24%	0.00%	—	—	(15.46%)
Class B Shares (12/31/99)					
With redemption*	9.82%	(4.49%)	—	—	(16.49%)
Without redemption	13.82%	(0.51%)	—	—	(15.81%)
Class C Shares (12/31/99)					
With redemption**	12.77%	(1.52%)	—	—	(16.25%)
Without redemption	13.77%	(0.52%)	—	—	(16.25%)
Class F Shares (7/5/38)	14.29%	0.56%	(7.60%)	4.88%	N/A
Class R Shares (12/31/99)	14.12%	0.00%	—	—	(15.28%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	8.45%	(4.94%)	—	—	(17.04%)
Without sales charge	13.57%	(0.52%)	—	—	(15.94%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual and year-to-date total return does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but does reflect the reinvestment of dividends and capital gain distributions, expense limits for certain share classes, and adjustments for financial statement purposes.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

[†]Total return is not annualized.



Portfolio Composition

19.30% Information Technology
15.91% Consumer Discretionary
11.25% Healthcare
10.41% Financials
10.22% Consumer Staples
 8.82% Industrials
 7.29% Energy
 2.01% Telecommunications Services
 0.26% Materials
 5.11% Other
 9.42% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

to lackluster results from holdings such as **Air Products and Chemicals, Inc.**, a supplier of industrial gases, which experienced sluggish demand from end-users.

In addition, the Fund's cash position, which averaged 8% during the period, hampered returns the Fund might have otherwise seen in the strong market environment.

As we move into the second half of 2003, our investment strategy remains unchanged. We continue to use a bottom-up, fundamentals-based research approach to seek companies that have the potential to exhibit revenue and earnings growth that exceed Wall Street expectations.

John B. Jares, CFA
Portfolio Manager

This page intentionally left blank.

STATEMENT OF INVESTMENTS
June 30, 2003 *(unaudited)*

Shares		Market Value

Common Stocks (Domestic)–86.5%

Airlines–1.6%

102,925	Northwest Airlines Corporation Class A*	$ 1,162,023
127,950	Southwest Airlines Company	2,200,740
		3,362,763

Application Software–0.4%

46,582	PeopleSoft, Inc.*	819,377

Asset Management & Custody Banks–2.4%

22,975	Bank of New York Company, Inc.	660,531
162,100	Janus Capital Group, Inc.	2,658,440
55,350	SEI Investments Company	1,771,200
		5,090,171

Biotechnology–1.7%

31,010	Amgen, Inc.*	2,060,305
27,750	Gilead Sciences, Inc.*	1,542,345
		3,602,650

Broadcasting & Cable TV–2.4%

27,300	Clear Channel Communications, Inc.*	1,157,247
91,050	Comcast Corporation Special Class A*	2,624,972
37,750	Cox Communications, Inc.*	1,204,225
		4,986,444

Casinos & Gaming–0.4%

22,575	MGM Mirage, Inc.*	771,614

Communications Equipment–0.9%

119,188	Cisco Systems, Inc.*	1,989,248

Computer & Electronics Retail–2.2%

108,124	Best Buy Company, Inc.*	4,748,806

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GR	Greece	NW	Norway
AT	Austria	HK	Hong Kong	PH	Philippines
BA	Barbados	ID	Indonesia	PU	Puerto Rico
BD	Bermuda	IE	Ireland	SG	Singapore
BE	Belgium	IS	Israel	SP	Spain
CA	Canada	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	LU	Luxembourg	UK	United Kingdom
FR	France	MA	Malaysia	VI	Virgin Islands
GE	Germany	NE	Netherlands		

Shares		Market Value
Computer Hardware–1.6%		
40,800	International Business Machines Corporation	$ 3,366,000
Consumer Finance–1.9%		
192,562	MBNA Corporation	4,012,992
Data Processing & Outsourced Services–2.4%		
59,150	First Data Corporation	2,451,176
75,900	Fiserv, Inc.*	2,702,799
		5,153,975
Department Stores–0.6%		
62,691	Nordstrom, Inc.	1,223,728
Diversified Banks–3.4%		
48,875	Bank of America Corporation	3,862,591
66,800	Wells Fargo & Company	3,366,720
		7,229,311
Diversified Commercial Services–1.1%		
128,450	Cendant Corporation*	2,353,204
Drug Retail–0.2%		
14,275	Walgreen Company	429,678
Exchange Traded Funds–5.1%		
110,950	SPDR Trust Series 1	10,832,048
Food Retail–1.0%		
108,150	Safeway, Inc.*	2,212,749
Healthcare Equipment–1.3%		
43,750	Boston Scientific Corporation*	2,673,125
Healthcare Services–1.9%		
66,225	Caremark Rx, Inc.*	1,700,658
32,775	Express Scripts, Inc. Class A*	2,239,188
		3,939,846
Home Improvement Retail–1.2%		
78,525	Home Depot, Inc.	2,600,748
Hotels, Resorts & Cruise Lines–0.8%		
15,150	Carnival Corporation Class A	492,527
44,175	Starwood Hotels & Resorts Worldwide, Inc.	1,262,964
		1,755,491
Household Products–2.6%		
54,208	Colgate-Palmolive Company	3,141,354
26,550	Procter & Gamble Company	2,367,729
		5,509,083

Non-income producing.
SPDR—Standard and Poor's Depositary Receipt.
See notes to financial statements.

Shares		Market Value
Hypermarkets & Super Centers–1.6%		
62,950	Wal-Mart Stores, Inc.	$ 3,378,527
Industrial Conglomerates–4.4%		
7,950	3M Company	1,025,391
266,350	General Electric Company	7,638,918
13,275	Ingersoll-Rand Company Class A	628,173
		9,292,482
Industrial Gases–0.3%		
13,000	Air Products and Chemicals, Inc.	540,800
Industrial Machinery–0.7%		
23,850	Illinois Tool Works, Inc.	1,570,523
Integrated Oil & Gas–3.6%		
209,216	Exxon Mobil Corporation	7,512,947
Integrated Telecommunication Services–2.0%		
41,250	SBC Communications, Inc.	1,053,938
81,350	Verizon Communications, Inc.	3,209,258
		4,263,196
Investment Banking & Brokerage–0.8%		
39,025	Morgan Stanley	1,668,319
Leisure Facilities–2.0%		
180,158	Royal Caribbean Cruises Limited	4,172,459
Movies & Entertainment–3.7%		
88,850	AOL Time Warner, Inc.*	1,429,597
79,800	Viacom, Inc. Class B*	3,484,068
150,050	Walt Disney Company	2,963,488
		7,877,153
Multi-Line Insurance–0.8%		
28,275	American International Group, Inc.	1,560,215
Oil & Gas Drilling–0.2%		
20,625	GlobalSantaFe Corporation	481,388
Oil & Gas Equipment & Services–1.9%		
14,875	BJ Services Company*	555,730
92,925	Smith International, Inc.*	3,414,065
		3,969,795
Oil & Gas Exploration & Production–0.9%		
27,688	Apache Corporation	1,801,381
Other Diversified Financial Services–1.2%		
58,099	Citigroup, Inc.	2,486,637
Personal Products–2.9%		
185,900	Estée Lauder Companies, Inc. Class A	6,233,227

Shares		Market Value
Pharmaceuticals–5.2%		
13,100	Forest Laboratories, Inc.*	$ 717,225
45,625	Johnson & Johnson	2,358,813
44,275	Merck & Company, Inc.	2,680,851
126,234	Pfizer, Inc.	4,310,891
22,875	Wyeth	1,041,956
		11,109,736
Publishing–1.2%		
53,300	Tribune Company	2,574,390
Railroads–0.5%		
18,300	Union Pacific Corporation	1,061,766
Semiconductor Equipment–0.9%		
16,150	KLA-Tencor Corporation*	750,814
32,175	Novellus Systems, Inc.*	1,178,281
		1,929,095
Semiconductors–3.3%		
34,950	Altera Corporation*	573,180
15,350	Broadcom Corporation*	382,369
90,303	Intel Corporation	1,876,858
79,400	Linear Technology Corporation	2,557,474
30,175	Maxim Integrated Products, Inc.*	1,031,683
24,500	Xilinx, Inc.*	620,095
		7,041,659
Soft Drinks–1.8%		
64,675	Coca-Cola Company	3,001,567
49,650	Coca-Cola Enterprises, Inc.	901,148
		3,902,715
Specialty Stores–1.4%		
92,125	Tiffany & Company	3,010,645
Systems Software–8.1%		
83,375	Adobe Systems, Inc.	2,673,836
160,450	BMC Software, Inc.*	2,620,149
279,916	Microsoft Corporation	7,168,649
163,975	Oracle Corporation*	1,970,980
93,454	VERITAS Software Corporation*	2,679,326
		17,112,940
Total Common Stocks (Domestic) (Cost–$172,825,813)		183,215,046

* *Non-income producing.*
See notes to financial statements.

Shares		*Market Value*

Common Stocks (Foreign)–4.1%

Integrated Oil & Gas–0.6%

25,400	Royal Dutch Petroleum Company NY Shares (NE)	$ 1,184,148

IT Consulting & Other Services–1.3%

159,225	Accenture Limited Class A ADR (BD)*	2,880,380

Oil & Gas Drilling–0.2%

12,550	Nabors Industries Limited (BA)*	496,353

Pharmaceuticals–1.2%

44,000	Teva Pharmaceutical Industries Limited Sponsored ADR (IS)	2,504,920

Railroads–0.5%

21,600	Canadian National Railway Company (CA)	1,042,416

Semiconductors–0.3%

17,500	Marvell Technology Group Limited (BD)*	601,468

Total Common Stocks (Foreign)
(Cost–$7,444,963) 8,709,685

Principal Amount		*Amortized Cost*

Corporate Short-Term Notes–8.2%

Other Diversified Financial Services–4.5%

$9,600,000	Merrill Lynch & Company	
	1.12% 7/2/03	$ 9,599,701

Special Purpose Entity–3.7%

7,900,000	Corporate Asset Funding Corporation	
	1.10% 7/1/03	7,900,000

Total Corporate Short-Term Notes
(Amortized Cost–$17,499,701) 17,499,701

Total Investments–98.8%
(Total Cost–$197,770,477) 209,424,432

Other Assets and Liabilities–1.2% 2,468,573

Net Assets–100.0% $211,893,005

---

* *Non-income producing.*
  See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
June 30, 2003 *(unaudited)*

Assets

Investment securities, at cost	$197,770,477
Investment securities, at market	209,424,432
Cash	634,139
Receivables:	
Investment securities sold	2,963,610
Capital shares sold	33,492
Dividends	168,023
From adviser	39,319
From transfer agent	35
Total Assets	213,263,050

Liabilities

Payables and other liabilities:	
Investment securities purchased	993,661
Capital shares redeemed	58,565
Advisory fees	114,384
Shareholder servicing fees	24,341
Accounting fees	10,558
Distribution fees	46,068
Custodian fees	859
Other	121,609
Total Liabilities	1,370,045
Net Assets	$211,893,005

Net Assets consist of:

Capital (par value and paid-in surplus)	$337,657,544
Undistributed net investment income	77,771
Accumulated net realized loss from security transactions	(137,496,265)
Net unrealized appreciation on investments	11,653,955
Total	$211,893,005

See notes to financial statements.

Net Assets—Class A..	$	546,205
Shares Outstanding—Class A...		139,059
Net Asset Value, Redemption Price Per Share...........................	$	3.93
Maximum offering price per share		
(net asset value plus sales charge of 5.75% of offering price)	$	4.17
Net Assets—Class B..	$	1,006,539
Shares Outstanding—Class B...		260,095
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	3.87
Net Assets—Class C	$	154,456
Shares Outstanding—Class C		40,674
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	3.80
Net Assets—Class F..	$	210,059,347
Shares Outstanding—Class F...		52,484,349
Net Asset Value, Offering and Redemption Price Per Share	$	4.00
Net Assets—Class R..	$	89,376
Shares Outstanding—Class R		22,547
Net Asset Value, Offering and Redemption Price Per Share	$	3.96
Net Assets—Class T..	$	37,082
Shares Outstanding—Class T		9,623
Net Asset Value, Redemption Price Per Share...........................	$	3.85
Maximum offering price per share		
(net asset value plus sales charge of 4.50% of offering price)	$	4.03

See notes to financial statements.

STATEMENT OF OPERATIONS
For the six months ended June 30, 2003 *(unaudited)*

Investment Income:

Dividends	$	1,008,372
Interest		100,601
Foreign taxes withheld		(6,683)
Total Investment Income		1,102,290

Expenses:

Advisory fees—Note 2	638,894
Shareholder servicing fees—Note 2	157,205
Accounting fees—Note 2	58,975
Distribution fees—Note 2	84,493
Transfer agency fees—Note 2	69,069
Registration fees	28,012
Postage and mailing expenses	25,520
Custodian fees and expenses—Note 2	5,156
Printing expenses	24,750
Legal and audit fees	19,224
Directors' fees and expenses—Note 2	21,508
Other expenses	58,067
Total Expenses	1,190,873
Earnings Credits	(1,986)
Reimbursed/Waived Expenses	(868)
Expense Offset to Broker Commissions	(3,146)
Net Expenses	1,184,873
Net Investment Loss	(82,583)

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Loss on Security Transactions	(3,617,568)
Net Change in Unrealized Appreciation/Depreciation of Investments	30,576,074
Net Realized and Unrealized Gain	26,958,506
Net Increase in Net Assets Resulting from Operations	$ 26,875,923

Purchases of long-term securities	$101,511,219
Proceeds from sales of long-term securities	$108,066,522

See notes to financial statements.

Statements of Changes in Net Assets
(unaudited)

	Six months ended 6/30/03	Year ended 12/31/02
Operations		
Net Investment Income (Loss)	$ (82,583)	$ 243,717
Net Realized Loss on Security Transactions	(3,617,568)	(45,255,731)
Net Change in Unrealized Appreciation/Depreciation.	30,576,074	(25,124,429)
Net Increase (Decrease) in Net Assets Resulting from Operations	26,875,923	(70,136,443)
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class F	0	(109,803)
Net Decrease from Dividends and Distributions	0	(109,803)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A..	109,442	74,186
Class B..	(124,548)	(173,941)
Class C..	(49,835)	(19,371)
Class F..	(8,306,950)	(27,489,605)
Class R..	22,192	42,140
Class T..	(309)	(60,858)
Net Decrease from Capital Share Transactions	(8,350,008)	(27,627,449)
Net Increase (Decrease) in Net Assets	18,525,915	(97,873,695)
Net Assets		
Beginning of period	$193,367,090	$291,240,785
End of period	$211,893,005	$193,367,090

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class A Shares				
Net Asset Value, beginning of period	$ 3.44	$ 4.66	$ 5.73	$ 7.61
Income from investment operations:				
Net investment income (loss)..........	0.01	(0.02)	(0.07)	0.00+
Net gains (losses) on securities (both realized and unrealized)	0.48	(1.20)	(1.00)	(1.45)
Total from investment operations.	0.49	(1.22)	(1.07)	(1.45)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	(0.43)
Net Asset Value, end of period.............	$ 3.93	$ 3.44	$ 4.66	$ 5.73
Total Return/Ratios				
Total return*	14.24%	(26.18%)	(18.65%)	(19.04%)
Net assets, end of period (000s).......	$ 546	$ 378	$ 442	$ 318
Net expenses to average net assets# ...	1.52%**	1.87%	2.98%	1.01%
Gross expenses to average net assets#..	1.52%**	1.87%	2.98%	1.06%
Net investment loss to average net assets	(0.38%)**	(0.67%)	(1.82%)	(0.03%)
Portfolio turnover rate@	153%	152%	144%	165%

+ Net investment loss for the year ended December 31, 2000 aggregated less than $0.01 on a per share basis.

^ Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

* Sales charges are not reflected in the total return.

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class B Shares				
Net Asset Value, beginning of period	$ 3.40	$ 4.61	$ 5.65	$ 7.61
Income from investment operations:				
Net investment loss....................	(0.04)	(0.05)	(0.04)	(0.02)
Net gains (losses) on securities (both realized and unrealized)	0.51	(1.16)	(1.00)	(1.51)
Total from investment operations.	0.47	(1.21)	(1.04)	(1.53)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	(0.43)
Net Asset Value, end of period.............	$ 3.87	$ 3.40	$ 4.61	$ 5.65
Total Return/Ratios				
Total return*	13.82%	(26.25%)	(18.38%)	(20.09%)
Net assets, end of period (000s).......	$1,007	$ 1,013	$ 1,599	$ 1,170
Net expenses to average net assets# ...	2.29%**	2.14%	2.19%	1.76%
Gross expenses to average net assets#..	2.29%**	2.14%	2.20%	1.80%
Net investment loss to average net assets	(1.16%)**	(0.95%)	(1.03%)	(0.88%)
Portfolio turnover rate@	153%	152%	144%	165%

^ Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

* Sales charges are not reflected in the total return.

** Annualized.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class C Shares				
Net Asset Value, beginning of period	$ 3.34	$ 4.55	$ 5.66	$ 7.61
Income from investment operations:				
Net investment loss....................	(0.10)	(0.07)	(0.13)	(0.01)
Net gains (losses) on securities (both realized and unrealized)	0.56	(1.14)	(0.98)	(1.51)
Total from investment operations.	0.46	(1.21)	(1.11)	(1.52)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	(0.43)
Net Asset Value, end of period.............	$ 3.80	$ 3.34	$ 4.55	$ 5.66
Total Return/Ratios				
Total return*	13.77%	(26.59%)	(19.58%)	(19.96%)
Net assets, end of period (000s).......	$ 154	$ 186	$ 270	$ 343
Net expenses to average net assets#,†..	2.30%**	2.76%	3.16%	1.75%
Gross expenses to average net assets#,†	2.30%**	2.77%	3.17%	1.84%
Net investment loss to average net assets†	(1.17%)**	(1.55%)	(2.01%)	(0.83%)
Portfolio turnover rate@	153%	152%	144%	165%

^ Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

* Sales charges are not reflected in the total return.

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company for the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 3.01% (2002) and 3.55% (2001). The gross expense ratios would have been 3.02% (2002) and 3.56% (2001). The net investment loss ratios would have been (1.80%) (2002) and (2.40%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,				
		2002	2001	2000	1999	1998
Class F Shares						
Net Asset Value, beginning of period	$ 3.50	$ 4.69	$ 5.69	$ 7.61	$ 7.32	$ 6.92
Income from investment operations:						
Net investment income (loss)	0.00+	0.00+	0.00+	(0.02)	0.00+	0.71
Net gains (losses) on securities (both realized and unrealized)	0.50	(1.19)	(1.00)	(1.47)	1.06	0.51
Total from investment operations	0.50	(1.19)	(1.00)	(1.49)	1.06	1.22
Less distributions:						
From net investment income	0.00	0.00^	0.00	0.00	0.00	(0.11)
From net realized gains	0.00	0.00	0.00^	(0.43)	(0.77)	(0.71)
Total distributions	0.00	0.00	0.00	(0.43)	(0.77)	(0.82)
Net Asset Value, end of period .	$ 4.00	$ 3.50	$ 4.69	$ 5.69	$ 7.61	$ 7.32
Total Return/Ratios						
Total return	14.29%	(25.33%)	(17.55%)	(19.57%)	15.03%	17.78%
Net assets, end of period (000s)	$210,059	$191,701	$288,752	$385,816	$535,035	$542,307
Net expenses to average net assets#	1.20%**	1.08%	1.14%	1.10%	1.12%	1.08%
Gross expenses to average net assets#	1.20%**	1.08%	1.14%	1.12%	1.13%	1.10%
Net investment income (loss) to average net assets	(0.08%)**	0.11%	0.02%	(0.24%)	(0.05%)	1.38%
Portfolio turnover rate@ . . .	153%	152%	144%	165%	165%	259%

+ Net investment income (loss) for the six months ended June 30, 2003 and the years ended December 31, 2002, 2001 and 1999 aggregated less than $0.01 on a per share basis.

^ Distributions from net investment income for the year ended December 31, 2002 and distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class R Shares				
Net Asset Value, beginning of period	$ 3.47	$ 4.74	$ 5.74	$ 7.61
Income from investment operations:				
Net investment income (loss)..........	0.02	(0.08)	(0.01)	0.00+
Net gains (losses) on securities (both realized and unrealized)	0.47	(1.19)	(0.99)	(1.44)
Total from investment operations.	0.49	(1.27)	(1.00)	(1.44)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	(0.43)
Net Asset Value, end of period.............	$ 3.96	$ 3.47	$ 4.74	$ 5.74
Total Return/Ratios				
Total return	14.12%	(26.79%)	(17.39%)	(18.91%)
Net assets, end of period (000s).......	$ 89	$ 57	$ 51	$ 1
Net expenses to average net assets#,†..	1.44%**	2.95%	2.72%	0.76%
Gross expenses to average net assets#,†	1.45%**	2.95%	2.73%	0.79%
Net investment income (loss) to average net assets†	(0.35%)**	(1.78%)	(1.68%)	0.01%
Portfolio turnover rate@	153%	152%	144%	165%

+ Net investment income (loss) for the year ended December 31, 2000 aggregated less than $0.01 on a per share basis.

^ Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company during the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 4.68% (2002) and 82.22% (2001). The gross expense ratios would have been 4.68% (2002) and 82.23% (2001). The net investment loss ratios would have been (3.51%) (2002) and (81.18%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class T Shares				
Net Asset Value, beginning of period	$ 3.39	$ 4.60	$ 5.68	$ 7.61
Income from investment operations:				
Net investment loss....................	(0.02)	(0.30)	(0.09)	(0.01)
Net gains (losses) on securities (both				
realized and unrealized)	0.48	(0.91)	(0.99)	(1.49)
Total from investment operations.	0.46	(1.21)	(1.08)	(1.50)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	(0.43)
Net Asset Value, end of period............	$ 3.85	$ 3.39	$ 4.60	$ 5.68
Total Return/Ratios				
Total return*	13.57%	(26.30%)	(18.99%)	(19.69%)
Net assets, end of period (000s).......	$ 37	$ 33	$ 127	$ 82
Net expenses to average net assets#,†..	2.25%**	2.46%	3.13%	1.25%
Gross expenses to average net assets#,†	2.25%**	2.47%	3.14%	1.28%
Net investment loss to average net				
assets†	(1.13%)**	(1.29%)	(1.96%)	(0.40%)
Portfolio turnover rate@	153%	152%	144%	165%

^ Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.
* Sales charges are not reflected in the total return.
** Annualized.
\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.
† Certain fees were reimbursed by the management company for the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 3.70% (2002) and 6.31% (2001). The gross expense ratios would have been 3.71% (2002) and 6.32% (2001). The net investment loss ratios would have been (2.53%) (2002) and (5.14%) (2001).
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Growth and Income Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of NASDAQ and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arise from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make

distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is a wholly-owned subsidiary of Mellon Bank N.A., which is a wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 0.65% of the first $250 million of net assets, 0.60% of the next $250 million of net assets, 0.55% of the next $250 million of net assets, and 0.50% of net assets in excess of $750 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation (an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through June 30, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2003, Class F shares were charged $48,158 and $107,055, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of The Dreyfus Corporation, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the six months ended June 30, 2003, Class F shares paid DTI and ITC $21,807 and $34,527, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.23 to $12.64, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Transfer agency fees paid to DTI during the six months ended June 30, 2003 were as follows:

	Transfer Agency Fees Paid
Class A	$ 829
Class B	$1,939
Class C	$ 356
Class R	$ 196
Class T	$ 152

Certain as-of shareholder transactions may result in gains or losses to the Fund. Depending on the circumstances, these gains may be payable to, or reimbursable from, the transfer agent; such gains and losses are presented on the Statement of Assets and Liabilities.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2003, Class F shares were charged $80,236 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and Shareholder Servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the six months ended June 30, 2003, were as follows:

	Distribution Fees Paid	Shareholder Servicing Fees Paid
Class A	N/A	$ 545
Class B	$3,574	$1,191
Class C	$ 640	$ 213
Class T	$ 43	$ 43

During the six months ended June 30, 2003, DSC retained $1,183 and $8 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $9,628 of contingent deferred sales charges relating to redemptions of Class B shares.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million, and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A. serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2003, the Fund's portion of the fee waiver was $868. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses, and capital loss carryovers.

Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2002, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2009 and December 31, 2010.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Undistributed Ordinary Income	$ 160,354
Accumulated Capital Losses	$129,641,572
Post-October Capital Loss Deferral	$ 0
Post-October Currency Loss Deferral	$ 0
Federal Tax Cost	$203,468,272
Gross Tax Appreciation of Investments	$ 14,934,129
Gross Tax Depreciation of Investments	$ (8,977,969)
Net Tax Appreciation	$ 5,956,160

4. Fund Share Transactions

The Fund is authorized to issue 750 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended 6/30/03		Year ended 12/31/02	
	Shares	**Amount**	**Shares**	**Amount**
Class A				
Sold	37,145	$ 140,503	71,858	$ 288,084
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(8,049)	$ (31,061)	(56,813)	$ (213,898)
Net Increase...............	**29,096**	**$ 109,442**	**15,045**	**$ 74,186**
Class B				
Sold	22,342	$ 81,289	42,856	$ 174,005
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(59,970)	$ (205,837)	(92,065)	$ (347,946)
Net Decrease...............	**(37,628)**	**$ (124,548)**	**(49,209)**	**$ (173,941)**
Class C				
Sold	8,909	$ 33,097	29,530	$ 112,098
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(23,810)	$ (82,932)	(33,351)	$ (131,469)
Net Decrease...............	**(14,901)**	**$ (49,835)**	**(3,821)**	**$ (19,371)**
Class F				
Sold	541,846	$ 1,992,208	1,166,742	$ 4,906,800
Dividends or Distributions Reinvested	0	$ 0	27,018	$ 94,563
Redeemed	(2,825,116)	$ (10,299,158)	(7,977,540)	$ (32,490,968)
Net Decrease...............	**(2,283,270)**	**$ (8,306,950)**	**(6,783,780)**	**$ (27,489,605)**
Class R				
Sold	21,704	$ 78,664	26,221	$ 110,661
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(15,432)	$ (56,472)	(20,676)	$ (68,521)
Net Increase...............	**6,272**	**$ 22,192**	**5,545**	**$ 42,140**
Class T				
Sold	443	$ 1,580	1,045	$ 4,157
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(489)	$ (1,889)	(18,930)	$ (65,015)
Net Decrease...............	**(46)**	**$ (309)**	**(17,885)**	**$ (60,858)**

5. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $75 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $75 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2003, there were no such borrowings.

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Dreyfus Founders Growth and Income Fund
P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company℠
2930 East Third Avenue
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

A-636-GI-03

Dreyfus Founders International Equity Fund

Investment Update

June 30, 2003

Dreyfus Founders Funds®
The Growth Specialists

T able of C ontents

Paperless Delivery of this Report

 Did you know you can reduce your postal mail by accessing Dreyfus Founders Funds regulatory material online? It's a simple, reliable process: when new documents such as this Semiannual Report are available, we'll send you an e-mail notification containing a convenient link that will take you directly to that Fund information on our website.

To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-8 were owned by the Fund on June 30, 2003. The amounts of these holdings are included in the Statement of Investments.

MANAGEMENT OVERVIEW



A discussion with co-portfolio managers Remi J. Browne, CFA, and Daniel B. LeVan, CFA

How did the Fund perform relative to its benchmark for the six months ended June 30?

The markets have seen a strong rebound during the first half of 2003. During the period, the Dreyfus Founders International Equity Fund underperformed the 10.25% return posted by its benchmark, the Morgan Stanley Capital International (MSCI) World ex U.S. Index. The Fund, due to its focus on companies with sustainable and quality earnings growth, was not exposed to the lower quality, weaker credit companies which performed remarkably well during the period.

What broad market factors most impacted the Fund's performance during the period?

The market experienced two distinct environments during the half, which separated neatly into calendar quarters. The first quarter was plagued by the uncertainty over a potential war in Iraq as well as the onset of Severe Acute Respiratory Syndrome (SARS) in Asia. Both factors weighed heavily upon already stressed domestic and foreign equity markets. However, by the opening of the second quarter, expectations for an economic

"Upon our move into the Fund's management position, changes that we implemented had a positive effect on the Fund's performance for the reporting period."

Performance Highlights

- Markets worldwide experienced a mid-period boom for the half-year ended June 30, 2003 despite initial war and international health concerns.

- Compelling growth opportunities were found in the healthcare and consumer staples sectors.

- Falling returns for French, Japanese and Swiss holdings dampened overall performance.

- Despite future economic uncertainty, the Fund continues to search for companies capable of delivering both revenue and earnings growth at reasonable valuations.

recovery and improving investor confidence helped advance performance, more than offsetting the declines experienced in the first quarter. The market remained, at the end of the period, on solid ground, posting substantial year-to-date returns.

What changes were made to the Fund after you took the helm in March?

Upon our move into the Fund's management position, three major changes in particular were perhaps the most influential. First, we sold sixty-five percent of previously-held companies, while at the same time increased the number of holdings in the Fund from 56 to 117 by the end of March. Second, we reduced the weighted average price-to-earnings ratio from 14 to 12 times, and increased the weighted average earnings growth from 9% to 13%. Finally, the weighted average market capitalization decreased from $38.8 billion to $25.3 billion. These adjustments proved to have a positive effect on Fund performance.

What factors positively contributed to the Fund's performance during the six-month period?

Fund performance was driven by strong stock selection in the healthcare and consumer staples sectors. In addition, good stock selection in the United Kingdom and Italy boosted the Fund's performance relative to the benchmark.

One of the largest positive contributors to the Fund's performance was from Canadian-based **Biovail Corporation**, which posted a 78% return for the first half of the year. Biovail's strong performance was due in part to positive development news the company released concerning several drugs currently in their pipeline.

Another global leader, which was a major positive contributor to the Fund, was German software company **SAP AG**. A multinational company with a leading position in the enterprise software business, SAP reported strong first quarter numbers in the beginning of April. This increase in performance was attributable to its license business exceeding expectations, as well as positive growth in U.S. markets. The company was also able to reduce costs significantly, which helped expand its operating margins.

Largest Equity Holdings (country of origin; ticker symbol)	
1. Vodafone Group PLC (United Kingdom; VOD)	3.14%
2. SAP AG (Germany; SAP)	2.31%
3. BP PLC (United Kingdom; BP)	2.28%
4. HBOS PLC (United Kingdom; HBOS)	2.14%
5. Novartis AG (Switzerland; NOV)	1.94%
6. Royal Bank of Scotland Group PLC (United Kingdom; RBS)	1.94%
7. Canon, Inc. (Japan; 7751)	1.58%
8. Orange SA (France; OGE)	1.52%
9. Takeda Chemical Industries Limited (Japan; 4502)	1.50%
10. GlaxoSmithKline PLC (United Kingdom; GSK)	1.47%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

What were the largest hindrances to the Fund's performance?

Disappointments in a few major holdings and weak stock selection in underperforming markets hampered Fund performance. For example,



Growth of $10,000 Investment

■ **Dreyfus Founders International Equity Fund-Class F**
▬ **MSCI World ex U.S. Index**

$11,263
$10,497

Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders International Equity Fund on its inception date of 12/29/95 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to fee waivers and expense limitations. These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.

The MSCI World ex U.S. Index is an average of the performance of selected securities listed on the stock exchanges of Europe, Canada, Australia, New Zealand, and the Far East. The performance data for the MSCI World ex U.S. Index is from December 31, 1995 through June 30, 2003. Total return figures for this index assume change in share price and reinvestment of dividends after the deduction of local taxes, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

some of our positions in the information technology and financials sectors, including India's Satyam Computer Services Limited and Britain's Amvescap PLC, were detrimental to the Fund. Both of these holdings were sold once our tenure began.

Average Annual and Year-to-Date Total Return as of 6/30/03

	Year-to-Date[†]	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)					
With sales charge (5.75%)	0.66%	(16.91%)	—	—	(22.25%)
Without sales charge	6.82%	(11.87%)	—	—	(20.93%)
Class B Shares (12/31/99)					
With redemption*	2.54%	(16.00%)	—	—	(22.11%)
Without redemption	6.54%	(12.50%)	—	—	(21.51%)
Class C Shares (12/31/99)					
With redemption**	5.41%	(13.40%)	—	—	(21.57%)
Without redemption	6.41%	(12.53%)	—	—	(21.57%)
Class F Shares (12/29/95)	7.10%	(11.67%)	(7.75%)	N/A	1.60%
Class R Shares (12/31/99)	7.06%	(11.52%)	—	—	(20.74%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	2.01%	(15.88%)	—	—	(22.14%)
Without sales charge	6.86%	(11.89%)	—	—	(21.11%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

   Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but does reflect the reinvestment of dividends and capital gain distributions, expense limitations, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. Investments in foreign securities may entail unique risks, including political, market, and currency risks.

   *The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

   **The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

   [†]Total return is not annualized.



Portfolio Composition

25.03%	United Kingdom
18.55%	Japan
7.23%	Germany
7.02%	France
6.34%	Switzerland
5.17%	Canada
4.30%	Spain
3.41%	Australia
3.40%	Cash & Equivalents
19.55%	Other Countries

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Additionally, weak stock selection in three major foreign markets in particular—France, Japan and Switzerland—curtailed the efforts of the Fund.

In conclusion, we will remain consistent in our approach to the Fund, relying on our bottom-up research process to seek companies we believe are capable of posting strong future revenue and earnings growth at valuations that make sense. We will continue to look for companies with increasing business momentum and strong underlying growth relative to their valuation.

Remi J. Browne, CFA
Co-Portfolio Manager

Daniel B. LeVan, CFA
Co-Portfolio Manager

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Shares		Market Value

Common Stocks (Foreign)–96.6%

Airlines–0.5%

64,600	British Airways (UK)*	$ 161,500

Application Software–2.9%

7,400	Cognos, Inc. (CA)*	198,615
6,300	SAP AG (GE)	737,942
		936,557

Auto Parts & Equipment–1.2%

8,000	Canadian Tire Corporation Limited Class A (CA)	191,345
11,000	NOK Corporation (JA)	182,669
		374,014

Automobile Manufacturers–2.4%

49,000	Nissan Motor Company Limited (JA)	468,474
6,700	PSA Peugeot Citroen (FR)	325,459
		793,933

Biotechnology–0.9%

2,400	Actelion Limited (SZ)*	159,823
239	Serono SA (SZ)	140,453
		300,276

Brewers–1.8%

30,000	Fraser & Neave Limited (SG)	146,508
23,000	Kirin Brewery Company Limited (JA)	161,666
73,100	Lion Nathan Limited (AU)	262,770
		570,944

Broadcasting & Cable TV–0.6%

64,700	Seven Network Limited (AU)	206,106

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GR	Greece	NW	Norway
AT	Austria	HK	Hong Kong	PH	Philippines
BA	Barbados	ID	Indonesia	PU	Puerto Rico
BD	Bermuda	IE	Ireland	SG	Singapore
BE	Belgium	IS	Israel	SP	Spain
CA	Canada	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	LU	Luxembourg	UK	United Kingdom
FR	France	MA	Malaysia	VI	Virgin Islands
GE	Germany	NE	Netherlands		

Shares		Market Value
Commercial Printing–0.6%		
18,000	Dai Nippon Printing Company Limited (JA)	$ 190,381
Communications Equipment–1.1%		
12,000	Nokia Oyj (FI)	197,611
57,300	Nortel Networks Corporation (CA)*	153,497
		351,108
Computer Storage & Peripherals–1.1%		
9,100	Logitech International SA (SZ)*	341,292
Construction & Engineering–1.1%		
8,200	ACS, Actividades de Construccion y Servicios SA (SP)	349,828
Construction Materials–0.5%		
51,300	Boral Limited (AU)*	174,085
Consumer Electronics–2.1%		
10,500	Pioneer Corporation (JA)	236,102
34,000	Sharp Corporation (JA)	436,344
		672,446
Consumer Finance–0.6%		
36,900	Bradford & Bingley PLC (UK)	191,350
Diversified Banks–14.4%		
8,800	ABN AMRO Holding NV (NE)	168,259
11,400	Alliance & Leicester PLC (UK)	156,139
26,700	Alpha Bank AE (GR)	465,441
42,000	Anglo Irish Bank Corporation PLC (IE)	371,383
95,107	Banca Intesa SPA (IT)	304,172
31,419	Barclays PLC (UK)	233,309
8,807	BNP Paribas SA (FR)	447,531
52,700	HBOS PLC (UK)	682,230
5,300	Jyske Bank SA (DE)*	213,799
52	Mitsubishi Tokyo Financial Group, Inc. (JA)	235,153
22,034	Royal Bank of Scotland Group PLC (UK)	618,116
14,200	Skandinaviska Enskilda Banken (SW)	144,574
2,800	Societe Generale (FR)	177,492
37,083	Standard Chartered PLC (UK)	450,381
		4,667,979
Diversified Capital Markets–0.6%		
3,770	UBS AG (SZ)	209,723
Diversified Chemicals–1.0%		
7,500	BASF AG (GE)	319,103
Diversified Metals & Mining–0.5%		
29,200	BHP Billiton PLC (UK)	153,710

* Non-income producing.
  See notes to financial statements.

Shares		Market Value
Electric Utilities–2.7%		
5,000	E.ON AG (GE)	$ 256,373
25,938	Endesa SA (SP)	434,286
4,500	Fortis, Inc. (CA)	195,393
		886,052
Electrical Components & Equipment–0.5%		
23,000	Sumitomo Electric Industries Limited (JA)	167,987
Electronic Equipment Manufacturers–1.0%		
1,700	Keyence Corporation (JA)	311,472
Food Retail–1.9%		
6,600	Delhaize Group (BE)	200,850
37,600	J Sainsbury PLC (UK)	157,597
16,900	Metro, Inc. (CA)	244,396
		602,843
Healthcare Distributors–0.5%		
7,100	Suzuken Company Limited (JA)	168,520
Healthcare Equipment–0.7%		
8,100	Getinge AB Class B (SW)	215,025
Home Furnishings–0.5%		
5,200	Hunter Douglas NV (NE)	173,174
Homebuilding–0.7%		
33,400	Barratt Developments PLC (UK)	238,099
Household Products–1.1%		
19,550	Reckitt Benckiser PLC (UK)	358,739
Housewares & Specialties–0.8%		
6,200	Citizen Electronics Company Limited (JA)	270,564
Hypermarkets & Super Centers–0.5%		
5,600	Metro AG (GE)	178,199
Industrial Conglomerates–2.0%		
16,300	DCC PLC (IE)	219,006
37,000	Hutchison Whampoa Limited (HK)	225,375
71,000	Keppel Corporation Limited (SG)	197,558
		641,939
Industrial Machinery–0.5%		
6,100	Saurer AG (SZ)*	166,630
Integrated Oil & Gas–5.3%		
104,819	BP PLC (UK)	726,901
1,260	OMV AG (AT)	151,379
21,800	Repsol YPF SA (SP)	353,486
50,450	Shell Transport & Trading Company PLC (UK)	333,003
978	Total SA (FR)	147,801
		1,712,570

Shares		Market Value
Integrated Telecommunication Services–6.8%		
117,800	BT Group PLC (UK)	$ 396,068
11,100	Deutsche Telekom AG (GE)*	169,024
41,700	Koninklijke NV (NE)*	295,463
9,600	NetCom AB Class B (SW)*	356,781
74	Nippon Telegraph & Telephone Corporation (JA)	290,269
11,200	TDC AS Class B (DE)	334,956
84,000	TeliaSonera AB (SW)	348,387
		2,190,948
IT Consulting & Other Services–1.1%		
10,300	Cap Gemini SA (FR)	365,728
Leisure Products–0.5%		
4,400	Bandai Company Limited (JA)	167,828
Office Electronics–1.6%		
11,000	Canon, Inc. (JA)	504,768
Oil & Gas Drilling–0.7%		
30,000	Saipem SPA (IT)	224,621
Oil & Gas Equipment & Services–0.7%		
13,400	ProSafe ASA (NW)*	243,184
Oil & Gas Exploration & Production–1.4%		
34,800	Cairn Energy PLC (UK)*	175,723
8,600	Penn West Petroleum Limited (CA)*	275,316
		451,039
Packaged Foods & Meats–1.8%		
19,000	Nisshin Seifun Group, Inc. (JA)	134,974
117,900	Parmalat Finaziaria SPA (IT)	370,976
11,100	Viscofan SA (SP)	86,424
		592,374
Pharmaceuticals–10.7%		
4,520	Altana AG (GE)	282,889
7,750	AstraZeneca Group PLC (UK)	310,767
4,368	Biovail Corporation (CA)*	205,558
38,100	Galen Holdings PLC (UK)	327,245
23,218	GlaxoSmithKline PLC (UK)	468,574
15,659	Novartis AG (SZ)	619,655
10,000	Ono Pharmaceuticals Company Limited (JA)	309,806
5,575	Sanofi-Synthelabo SA (FR)	326,510
23,000	Shire Pharmaceuticals Group PLC (UK)*	151,815
13,000	Takeda Chemical Industries Limited (JA)	479,617
		3,482,436

Non-income producing.
See notes to financial statements.

Shares		Market Value
Precious Metals & Minerals–0.6%		
17,600	ThyssenKrupp AG (GE)	$ 201,709
Property & Casualty Insurance–2.1%		
17,700	Kingsway Financial Services, Inc. (CA)*	212,978
74,000	QBE Insurance Group Limited (AU)	462,531
		675,509
Publishing–0.6%		
26,200	Johnston Press PLC (UK)	187,261
Real Estate Investment Trusts–0.7%		
100	Sumitomo Mitsui Financial Group, Inc. (JA)	218,197
Real Estate Management & Development–4.0%		
54,600	Cheung Kong (Holdings) Limited (CN)	328,380
196,000	Henderson Investment Limited (HK)	188,507
22,119	Inmobiliaria Urbis SA (SP)	170,439
14,800	Land Securities PLC (UK)	190,861
26,000	Mitsui Fudosan Company Limited (JA)	166,080
4,000	Wereldhave NV (NE)	251,493
		1,295,760
Semiconductors–0.8%		
13,300	Micronas Semiconductor Holding AG (SZ)*	268,062
Soft Drinks–0.5%		
10,800	Kirin Beverage Corporation (JA)	162,259
Specialty Chemicals–0.5%		
2,500	Ciba Specialty Chemicals AG (SZ)*	151,347
Thrifts & Mortgage Finance–1.4%		
37,700	Northern Rock PLC (UK)	443,566
Tires & Rubber–0.6%		
9,400	Continental AG (GE)	197,327
Trading Companies & Distributors–1.0%		
45,000	Mitsubishi Corporation (JA)	312,180
Trucking–0.5%		
28,000	Seino Transportation Company Limited (JA)	160,200
Wireless Telecommunication Services–5.4%		
72	KDDI Corporation (JA)	278,826
54,600	Orange SA (FR)*	484,678
511,775	Vodafone Group PLC (UK)	1,000,750
		1,764,254
Total Common Stocks (Foreign)		
(Cost–$27,143,355)		31,316,705

Principal Amount		Amortized Cost

Corporate Short-Term Notes–1.2%

Other Diversified Financial Services–1.2%

$ 400,000	Merrill Lynch & Company	
	1.30% 7/1/03	$ 400,000

Total Corporate Short-Term Notes (Amortized Cost–$400,000) 400,000

Total Investments–97.8% (Total Cost–$27,543,355) 31,716,705

Other Assets and Liabilities–2.2% 702,534

Net Assets–100.0% $32,419,239

* *Non-income producing.*
  See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
June 30, 2003 *(unaudited)*

Assets

Investment securities, at cost	$27,543,355
Investment securities, at market	31,716,705
Cash	180,164
Foreign currency (cost $216,826)	216,830
Receivables:	
Investment securities sold	549,662
Capital shares sold	191,187
Dividends	34,469
From adviser	46,098
From transfer agent	536
Other assets	45,436
Total Assets	32,981,087

Liabilities

Payables and other liabilities:	
Investment securities purchased	454,099
Capital shares redeemed	22,532
Advisory fees	20,697
Shareholder servicing fees	7,000
Accounting fees	2,760
Distribution fees	3,928
Custodian fees	7,654
Other	43,178
Total Liabilities	561,848
Net Assets	$32,419,239

Net Assets consist of:

Capital (par value and paid-in surplus)	$70,032,858
Undistributed net investment income	308,062
Accumulated net realized loss from security transactions (net of foreign taxes on Indian investments of $59,078)	(42,099,998)
Net unrealized appreciation on investments and foreign currency translation	4,178,317
Total	$32,419,239

Net Assets—Class A	$18,287,338
Shares Outstanding—Class A	2,379,764
Net Asset Value, Redemption Price Per Share	$ 7.68
Maximum offering price per share	
(net asset value plus sales charge of 5.75% of offering price)	$ 8.15
Net Assets—Class B	$ 1,936,884
Shares Outstanding—Class B	258,617
Net Asset Value, Offering and Redemption Price	
(excluding applicable contingent deferred sales charge) Per Share	$ 7.49
Net Assets—Class C	$ 473,309
Shares Outstanding—Class C	63,323
Net Asset Value, Offering and Redemption Price	
(excluding applicable contingent deferred sales charge) Per Share	$ 7.47
Net Assets—Class F	$ 8,787,567
Shares Outstanding—Class F	1,143,192
Net Asset Value, Offering and Redemption Price Per Share	$ 7.69
Net Assets—Class R	$ 2,791,266
Shares Outstanding—Class R	361,028
Net Asset Value, Offering and Redemption Price Per Share	$ 7.73
Net Assets—Class T	$ 142,875
Shares Outstanding—Class T	18,726
Net Asset Value, Redemption Price Per Share	$ 7.63
Maximum offering price per share	
(net asset value plus sales charge of 4.50% of offering price)	$ 7.99

See notes to financial statements.

STATEMENT OF OPERATIONS
For the six months ended June 30, 2003 *(unaudited)*

Investment Income:

Dividends	$ 594,834
Interest	11,119
Foreign taxes withheld	(64,720)
Total Investment Income	541,233

Expenses:

Advisory fees—Note 2	156,510
Shareholder servicing fees—Note 2	40,752
Accounting fees—Note 2	15,651
Distribution fees—Note 2	19,956
Transfer agency fees—Note 2	57,732
Registration fees	29,736
Postage and mailing expenses	2,397
Custodian fees and expenses—Note 2	45,923
Printing expenses	17,634
Legal and audit fees	3,410
Directors' fees and expenses—Note 2	3,898
Other expenses	12,047
Total Expenses	405,646
Earnings Credits	(788)
Reimbursed/Waived Expenses	(179,449)
Expense Offset to Broker Commissions	(70)
Net Expenses	225,339
Net Investment Income	315,894

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain (Loss) on:

Security transactions (net of foreign taxes on Indian investments of $59,078)	(7,630,570)
Foreign currency transactions	2,604
Net Realized Loss	(7,627,966)
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	9,561,006
Net Realized and Unrealized Gain	1,933,040
Net Increase in Net Assets Resulting from Operations	$ 2,248,934

Purchases of long-term securities	$32,918,506
Proceeds from sales of long-term securities	$35,137,920

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS
(unaudited)

	Six months ended 6/30/03	Year ended 12/31/02
Operations		
Net Investment Income	$ 315,894	$ 32,165
Net Realized Loss	(7,627,966)	(5,583,604)
Net Change in Unrealized Appreciation/Depreciation	9,561,006	(8,376,964)
Net Increase (Decrease) in Net Assets Resulting from Operations	2,248,934	(13,928,403)
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	0	(32,238)
Class F	0	(15,146)
Class R	0	(9,276)
Net Decrease from Dividends and Distributions	0	(56,660)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(1,232,448)	(3,344,747)
Class B	(375,373)	(592,334)
Class C	(78,193)	(629,053)
Class F	(1,133,871)	(3,309,006)
Class R	140,294	(2,588,838)
Class T	(49,748)	(102,473)
Net Decrease from Capital Share Transactions	(2,729,339)	(10,566,451)
Net Decrease in Net Assets	(480,405)	(24,551,514)
Net Assets		
Beginning of period	$32,899,644	$ 57,451,158
End of period	$32,419,239	$ 32,899,644

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class A Shares				
Net Asset Value, beginning of period	$ 7.19	$ 10.03	$ 14.42	$ 19.88
Income from investment operations:				
Net investment income (loss)..........	0.08	0.01	0.00+	(0.03)
Net gains (losses) on securities (both realized and unrealized)	0.41	(2.84)	(4.39)	(3.53)
Total from investment operations.	0.49	(2.83)	(4.39)	(3.56)
Less distributions:				
From net investment income	0.00	(0.01)	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(1.90)
Total distributions	0.00	(0.01)	0.00	(1.90)
Net Asset Value, end of period.............	$ 7.68	$ 7.19	$ 10.03	$ 14.42
Total Return/Ratios				
Total return*	6.82%	(28.19%)	(30.44%)	(17.60%)
Net assets, end of period (000s).......	$18,287	$18,217	$29,151	$ 4,434
Net expenses to average net assets#,†..	1.40%**	1.40%	1.44%	1.77%
Gross expenses to average net assets#,†	1.41%**	1.40%	1.46%	1.82%
Net investment income (loss) to average net assets†	2.07%**	0.13%	(0.74%)	(0.36%)
Portfolio turnover rate@	133%	220%	213%	184%

+ Net investment loss for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

* Sales charges are not reflected in the total return.

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company and its affiliates for the six months ended June 30, 2003 and for the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 2.55% (2003), 2.18% (2002) and 1.76% (2001). The gross expense ratios would have been 2.56% (2003), 2.18% (2002) and 1.78% (2001). The net investment income (loss) ratios would have been 0.92% (2003), (0.65%) (2002) and (1.06%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class B Shares				
Net Asset Value, beginning of period	$ 7.03	$ 9.87	$ 14.29	$ 19.88
Income from investment operations:				
Net investment (loss)	(0.02)	(0.11)	(0.12)	(0.09)
Net gains (losses) on securities (both realized and unrealized)	0.48	(2.73)	(4.30)	(3.60)
Total from investment operations.	0.46	(2.84)	(4.42)	(3.69)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(1.90)
Total distributions	0.00	0.00	0.00	(1.90)
Net Asset Value, end of period.............	$ 7.49	$ 7.03	$ 9.87	$ 14.29
Total Return/Ratios				
Total return*	6.54%	(28.77%)	(30.93%)	(18.27%)
Net assets, end of period (000s).......	$1,937	$ 2,201	$ 3,786	$ 5,129
Net expenses to average net assets#,†..	2.15%**	2.15%	2.26%	2.52%
Gross expenses to average net assets#,†	2.16%**	2.16%	2.28%	2.57%
Net investment income (loss) to average net assets†	1.29%**	(0.61%)	(1.03%)	(1.18%)
Portfolio turnover rate@	133%	220%	213%	184%

  * Sales charges are not reflected in the total return.

 ** Annualized.

 \# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

 † Certain fees were reimbursed by the management company and its affiliates for the six months ended June 30, 2003 and for the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 3.33% (2003), 2.90% (2002) and 2.65%. (2001). The gross expense ratios would have been 3.34% (2003), 2.91% (2002) and 2.67% (2001). The net investment income (loss) ratios would have been 0.11% (2003), (1.36%) (2002) and (1.42%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class C Shares				
Net Asset Value, beginning of period	$ 7.02	$ 9.86	$ 14.27	$ 19.88
Income from investment operations:				
Net investment (loss)	(0.06)	(0.29)	(0.16)	(0.07)
Net gains (losses) on securities (both realized and unrealized)	0.51	(2.55)	(4.25)	(3.64)
Total from investment operations.	0.45	(2.84)	(4.41)	(3.71)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(1.90)
Total distributions	0.00	0.00	0.00	(1.90)
Net Asset Value, end of period.............	$ 7.47	$ 7.02	$ 9.86	$ 14.27
Total Return/Ratios				
Total return*	6.41%	(28.80%)	(30.90%)	(18.37%)
Net assets, end of period (000s).......	$ 473	$ 532	$ 1,429	$ 2,635
Net expenses to average net assets#,†..	2.15%**	2.15%	2.26%	2.50%
Gross expenses to average net assets#,†	2.16%**	2.16%	2.29%	2.55%
Net investment income (loss) to average net assets†	1.30%**	(0.63%)	(0.99%)	(1.18%)
Portfolio turnover rate@	133%	220%	213%	184%

  * Sales charges are not reflected in the total return.

** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

 † Certain fees were reimbursed by the management company and its affiliates for the six months ended June 30, 2003 and for the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 3.31% (2003), 3.10% (2002) and 2.83% (2001). The gross expense ratios would have been 3.32% (2003), 3.11% (2002) and 2.85% (2001). The net investment income (loss) ratios would have been 0.14% (2003), (1.58%) (2002) and (1.56%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,				
		2002	2001	2000	1999	1998
Class F Shares						
Net Asset Value, beginning of period	$ 7.18	$ 10.03	$ 14.40	$ 19.87	$ 14.03	$ 12.05
Income from investment operations:						
Net investment income (loss) ..	0.04	(0.05)	(0.07)	(0.08)	(0.05)	0.03
Net gains (losses) on securities (both realized and unrealized)	0.47	(2.79)	(4.30)	(3.49)	8.07	2.02
Total from investment operations	0.51	(2.84)	(4.37)	(3.57)	8.02	2.05
Less distributions:						
From net investment income ...	0.00	(0.01)	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(1.90)	(2.18)	(0.07)
Total distributions.........	0.00	(0.01)	0.00	(1.90)	(2.18)	(0.07)
Net Asset Value, end of period	$ 7.69	$ 7.18	$ 10.03	$ 14.40	$ 19.87	$ 14.03
Total Return/Ratios						
Total return....................	7.10%	(28.30%)	(30.35%)	(17.65%)	58.71%	17.01%
Net assets, end of period (000s)	$8,788	$ 9,321	$ 16,640	$ 30,040	$35,607	$18,938
Net expenses to average net assets#,†	1.40%**	1.40%	1.52%	1.80%	1.80%	1.80%
Gross expenses to average net assets#,†	1.41%**	1.40%	1.55%	1.84%	1.82%	1.83%
Net investment income (loss) to average net assets†	2.03%**	0.12%	(0.26%)	(0.55%)	(0.36%)	0.02%
Portfolio turnover rate@........	133%	220%	213%	184%	205%	148%

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company and its affiliates. Had these fees not been reimbursed, the net expense ratios would have been 2.59% (2003), 2.13% (2002), 1.96% (2001), 1.91% (2000), 1.97% (1999), and 1.89% (1998). The gross expense ratios would have been 2.60% (2003), 2.13% (2002), 1.99% (2001), 1.95% (2000), 1.99% (1999), and 1.92% (1998). The net investment income (loss) ratios would have been 0.84% (2003), (0.61%) (2002), (0.70%) (2001), (0.66%) (2000), (0.53%) (1999), and (0.07%) (1998).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class R Shares				
Net Asset Value, beginning of period	$ 7.22	$ 10.08	$ 14.45	$ 19.88
Income from investment operations:				
Net investment income (loss)..........	0.08	0.02	0.00+	(0.01)
Net gains (losses) on securities (both realized and unrealized)	0.43	(2.85)	(4.37)	(3.52)
Total from investment operations.	0.51	(2.83)	(4.37)	(3.53)
Less distributions:				
From net investment income	0.00	(0.03)	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(1.90)
Total distributions	0.00	(0.03)	0.00	(1.90)
Net Asset Value, end of period.............	$ 7.73	$ 7.22	$ 10.08	$ 14.45
Total Return/Ratios				
Total return	7.06%	(28.10%)	(30.24%)	(17.45%)
Net assets, end of period (000s).......	$2,791	$ 2,470	$ 6,102	$ 2,716
Net expenses to average net assets#,†..	1.15%**	1.15%	1.26%	1.53%
Gross expenses to average net assets#,†	1.15%**	1.16%	1.28%	1.63%
Net investment income (loss) to average net assets†	2.31%**	0.27%	(0.04%)	(0.40%)
Portfolio turnover rate@	133%	220%	213%	184%

+ Net investment loss for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company and its affiliates for the six months ended June 30, 2003 and for the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 2.02% (2003), 1.70% (2002) and 1.55% (2001). The gross expense ratios would have been 2.02% (2003), 1.71% (2002) and 1.57% (2001). The net investment income (loss) ratios would have been 1.44% (2003), (0.28%) (2002) and (0.33%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class T Shares				
Net Asset Value, beginning of period	$ 7.14	$ 9.97	$ 14.37	$ 19.88
Income from investment operations:				
Net investment income (loss)..........	0.04	(0.10)	(0.09)	(0.06)
Net gains (losses) on securities (both realized and unrealized)	0.45	(2.73)	(4.31)	(3.55)
Total from investment operations.	0.49	(2.83)	(4.40)	(3.61)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(1.90)
Total distributions	0.00	0.00	0.00	(1.90)
Net Asset Value, end of period.............	$ 7.63	$ 7.14	$ 9.97	$ 14.37
Total Return/Ratios				
Total return*	6.86%	(28.39%)	(30.62%)	(17.85%)
Net assets, end of period (000s).......	$ 143	$ 158	$ 343	$ 654
Net expenses to average net assets#,†..	1.65%**	1.65%	1.77%	1.98%
Gross expenses to average net assets#,†	1.66%**	1.65%	1.80%	2.03%
Net investment income (loss) to average net assets†	1.72%**	(0.12%)	(0.53%)	(0.70%)
Portfolio turnover rate@	133%	220%	213%	184%

* Sales charges are not reflected in the total return.

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company and its affiliates for the six months ended June 30, 2003 and for the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 3.21% (2003), 4.00% (2002) and 2.83% (2001). The gross expense ratios would have been 3.22% (2003), 4.00% (2002) and 2.86% (2001). The net investment income (loss) ratios would have been 0.16% (2003), (2.47%) (2002) and (1.59%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Notes to Financial Statements

June 30, 2003 *(unaudited)*

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders International Equity Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of NASDAQ and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund normally invests a large portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at June 30, 2003 for settling foreign trades is listed on the Statement of Assets and Liabilities.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arise from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal

Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is a wholly-owned subsidiary of Mellon Bank N.A., which is a wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets, and 0.70% of net assets in excess of $500 million.

Founders has agreed to waive a portion of its management fee and to limit the total expenses of the Fund. Founders agreed to waive that portion of its management fee that exceeds 0.75% of the Fund's average net assets and to limit the annual expenses of the Fund (net of credits received from the Fund's custodian) to 1.40% for Class A and Class F shares, 2.15% for Class B and Class C shares, 1.15% for Class R shares, and 1.65% for Class T shares. These reductions are made pursuant to a permanent contractual commitment. For the six months ended June 30, 2003, $172,177 was reimbursed to the Fund by Founders pursuant to this provision.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation (an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through June 30, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2003, Class F shares were charged $4,772 and $10,586, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of The Dreyfus Corporation, is the transfer and dividend disbursing agent for all the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the six months ended June 30, 2003, Class F shares paid DTI and ITC $1,694 and $3,228, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares— The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.23 to $12.64, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges.

Class-specific transfer agency fees paid to DTI during the six months ended June 30, 2003 were as follows:

	Transfer Agency Fees Paid
Class A	$38,346
Class B	$ 4,634
Class C	$ 1,030
Class R	$ 1,760
Class T	$ 674

Certain as-of shareholder transactions may result in gains or losses to the Fund. Depending on the circumstances, these gains may be payable to, or reimbursable from, the transfer agent; such gains and losses are presented on the Statement of Assets and Liabilities.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2003, Class F shares were charged $10,659 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and Shareholder Servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the six months ended June 30, 2003, were as follows:

	Distribution Fees Paid	Shareholder Servicing Fees Paid
Class A	N/A	$22,140
Class B	$7,319	$ 2,440
Class C	$1,746	$ 582
Class T	$ 232	$ 232

During the six months ended June 30, 2003, DSC retained $16,358 and $6 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $13,847 and $189 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.10% of the average daily net assets of the Fund on the first $500 million, 0.065% of the average daily net assets of the Fund on the next $500 million, and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A. serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2003, the Fund's portion of the fee waiver was $7,272. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses, and capital loss carryovers.

Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2002, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. The utilization of acquired losses may be limited under federal tax laws. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2007 and December 31, 2010.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Undistributed Ordinary Income	$ 51,376
Accumulated Capital Losses	$32,278,870
Post-October Capital Loss Deferral	$ 1,940,686
Post-October Currency Loss Deferral	$ 0
Federal Tax Cost	$27,650,900
Gross Tax Appreciation of Investments	$ 4,511,981
Gross Tax Depreciation of Investments	$ (446,176)
Net Tax Appreciation	$ 4,065,805

4. Fund Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended 6/30/03		Year ended 12/31/02	
	Shares	**Amount**	**Shares**	**Amount**
Class A				
Sold	582,061	$ 4,176,010	4,149,772	$ 34,712,760
Dividends or Distributions Reinvested	0	$ 0	4,234	$ 30,237
Redeemed	(737,546)	$ (5,408,458)	(4,523,803)	$(38,087,744)
Net Decrease	**(155,485)**	**$ (1,232,448)**	**(369,797)**	**$ (3,344,747)**
Class B				
Sold	59,952	$ 405,324	144,790	$ 1,041,200
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(114,438)	$ (780,697)	(215,227)	$ (1,633,534)
Net Decrease	**(54,486)**	**$ (375,373)**	**(70,437)**	**$ (592,334)**
Class C				
Sold	145,298	$ 967,094	27,418	$ 241,026
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(157,841)	$ (1,045,287)	(96,541)	$ (870,079)
Net Decrease	**(12,543)**	**$ (78,193)**	**(69,123)**	**$ (629,053)**
Class F				
Sold	1,111,552	$ 7,908,835	1,879,837	$ 15,539,534
Dividends or Distributions Reinvested	0	$ 0	1,997	$ 14,235
Redeemed	(1,266,578)	$ (9,042,706)	(2,242,842)	$(18,862,775)
Net Decrease	**(155,026)**	**$ (1,133,871)**	**(361,008)**	**$ (3,309,006)**
Class R				
Sold	85,542	$ 602,075	280,113	$ 2,397,887
Dividends or Distributions Reinvested	0	$ 0	1,130	$ 8,099
Redeemed	(66,477)	$ (461,781)	(544,644)	$ (4,994,824)
Net Increase (Decrease)	**19,065**	**$ 140,294**	**(263,401)**	**$ (2,588,838)**
Class T				
Sold	97,416	$ 651,194	291	$ 2,419
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(100,835)	$ (700,942)	(12,536)	$ (104,892)
Net Decrease	**(3,419)**	**$ (49,748)**	**(12,245)**	**$ (102,473)**

5. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $75 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $75 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2003, there were no such borrowings.

Dreyfus Founders International Equity Fund
P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company SM
2930 East Third Avenue
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

This report is authorized for distribution to prospective investors only if preceded or accompanied by a current prospectus, which contains more complete information including charges, expenses, and share classes. Please read the prospectus carefully before you invest or send money. Date of first use: August 28, 2003

A-636-IE-03

Dreyfus Founders
Mid-Cap Growth Fund

Investment Update

June 30, 2003

Dreyfus Founders Funds®
The Growth Specialists

T ABLE OF C ONTENTS

Paperless Delivery of this Report

 Did you know you can reduce your postal mail by accessing Dreyfus Founders Funds regulatory material online? It's a simple, reliable process: when new documents such as this Semiannual Report are available, we'll send you an e-mail notification containing a convenient link that will take you directly to that Fund information on our website.

To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2003. The amounts of these holdings are included in the Statement of Investments.

• **Not FDIC-Insured** • **Not Bank-Guaranteed** • **May Lose Value**

M A N A G E M E N T   O V E R V I E W



A discussion with portfolio manager Kevin Sonnett, CFA

How did the Fund perform relative to its benchmark in the six months ended June 30?

Equities faced a difficult market environment during the first part of the period, as a weaker-than-expected economy, coupled with geopolitical uncertainty, resulted in a stall for both consumer and business discretionary spending. However, by mid-March the situation in Iraq began to stabilize, which contributed to a rally in the equity markets that continued throughout the period. In the first six months of the year, the Mid-Cap Growth Fund underperformed its benchmark, the Russell Midcap Growth Index, which posted an 18.74% return in the first half.

What broad market factors most impacted the Fund's performance?

While it is always difficult to pinpoint the precise drivers of market performance, we can speculate on some contributing factors. The first half of 2003 saw geopolitical uncertainty in Iraq subside, and the market respond with a rally that lasted through the period. Further, after years of disappointing investors, public companies finally began to set realistic revenue and profit expectations. Generally-stable business conditions, aggressive

> *"While much of the Fund's gain was market-driven, many individual investment decisions contributed to overall performance."*

3

Performance Highlights

- An improving economic environment proved a strong foundation for stocks during the first half of the year.
- The Fund underperformed its benchmark, the Russell Midcap Growth Index, during the first six months of 2003.
- The Fund's weighting in healthcare stocks was roughly comparable to the Index, but many individual holdings performed significantly better than those in the benchmark.
- While most of the Fund's technology holdings performed well during the period, an underweight position, as well as poor performance from a few stocks in this sector, dampened the Fund's relative performance.

cost-cutting measures, a weak U.S. dollar and lower interest rates also allowed many companies to meet or beat earnings forecasts. More attractive valuations began to appear, with higher profits and lower stock prices. And, after numerous rate cuts, the Federal Open Market Committee encouraged consumers to borrow and spend, and businesses to invest in new capital equipment, enhancing the case for strong future profits. Moreover, poorly yielding savings alternatives led investors to equities. Lower income tax, capital gain and dividend tax rates also served to make stocks more attractive to investors, compared to other asset classes.

What were the primary drivers behind the Fund's performance during the period?

While much of the Fund's gain was market-driven, many individual investment decisions contributed to overall performance. Favorable stock selection in the Fund's healthcare investments, the Fund's largest sector during the period, boosted performance.

Rising healthcare costs are currently forcing businesses, governments and consumers to grapple with these sometimes double-digit increases. The Fund holds stocks in many companies that provide solutions to rising healthcare costs by developing less expensive systems and products, and providing cheaper yet high-quality health services. Pharmacy Benefit

Managers **Caremark Rx, Inc.** and **Express Scripts, Inc.**, two such holdings, implement services such as formularies to improve the effectiveness and safety of prescription drug use, while reducing the costs of the overall plan. During the six-month period, Caremark rose 58%, while Express Scripts saw an increase of 42%, both heavily contributing to the Fund's overall performance in this sector.

Other examples of positive contributors to Fund performance in the healthcare sector include **Barr Laboratories, Inc.**, and **Teva Pharmaceutical Industries Limited**, which both specialize in the development and marketing of generic drugs. Sales and earnings results and future expectations continued to rise for these companies as many types of pharmaceutical buyers begin choosing less costly but equally effective generic drugs over their branded counterparts.

Note should also be made to the performance of **International Game Technology**. The developer and marketer of electronic casino games benefited from the cashless trend in gaming that allows casino operators to create a higher profit from each game played, through reduced downtime and faster play.

A final notable positive contributor to Fund performance was **Lennar Corporation**, a homebuilder that is reaping the benefits of record-low mortgage rates and an increase in demand for new housing.

Largest Equity Holdings (ticker symbol)

1.	Barr Laboratories, Inc. (BRL)	2.45%
2.	International Game Technology (IGT)	2.31%
3.	Ross Stores, Inc. (ROST)	2.30%
4.	CDW Corporation (CDWC)	2.29%
5.	Caremark Rx, Inc. (CMX)	2.23%
6.	AutoZone, Inc. (AZO)	2.23%
7.	Brinker International, Inc. (EAT)	2.14%
8.	DENTSPLY International, Inc. (XRAY)	2.12%
9.	Affiliated Computer Services, Inc. (ACS)	2.12%
10.	Teva Pharmaceutical Industries Limited (TEVA)	2.11%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

What factors hindered the Fund's performance?

Despite the recent market rally, the Fund's investment style faced a significant headwind in the first half of 2003. Many of the strongest performing equities during the period were companies we consider to be relatively low quality. By low quality, we are referring to companies that, for example, are not profitable or have demonstrated very inconsistent historical results. Companies that produce strong earnings but poor cash flow, or those that have a history of repeated "non-recurring" write-offs,



Growth of $10,000 Investment

■ Dreyfus Founders Mid-Cap Growth Fund-Class F
■ Russell Midcap Growth Index

$22,522
$13,125

Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Mid-Cap Growth Fund on 6/30/93 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.

The Russell Midcap Growth Index measures the performance of the 800 smallest companies in the Russell 1000 Index with higher price-to-book ratios and higher forecasted growth values. The Russell 1000 Index measures the performance of the largest 1,000 publicly traded U.S. companies. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

also fall into this category. Despite these characteristics, stocks of these firms generally performed better than the consistent, truly profitable growth companies we favored during the period. Since the market lows in October of 2002, these lower quality companies enjoyed dramatic rebounds in their stock price and led the market. In some cases, these rebounds were a result of unfairly depressed valuations. In others, increased market confidence in the company's financial viability, or simply investors returning to the big winners of the late 1990s, hoping for another round of out-sized gains, were the impetus for the stocks' pricing.

Average Annual and Year-to-Date Total Return as of 6/30/03

	Year-to-Date†	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)					
With sales charge (5.75%)	8.03%	(7.21%)	—	—	(18.54%)
Without sales charge	14.73%	(1.66%)	—	—	(17.15%)
Class B Shares (12/31/99)					
With redemption*	10.17%	(5.95%)	—	—	(18.00%)
Without redemption	14.17%	(2.03%)	—	—	(17.54%)
Class C Shares (12/31/99)					
With redemption**	13.40%	(3.03%)	—	—	(17.86%)
Without redemption	14.40%	(2.05%)	—	—	(17.86%)
Class F Shares (9/8/61)	14.89%	(1.31%)	(8.30%)	2.76%	N/A
Class R Shares (12/31/99)	14.94%	(0.99%)	—	—	(16.85%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	9.13%	(7.12%)	—	—	(18.91%)
Without sales charge	14.34%	(2.71%)	—	—	(17.84%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

   Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limits for certain share classes, and adjustments for financial statement purposes. Part of the Fund's year-to-date performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. There are risks associated with mid-cap investing, such as limited product lines, less liquidity, and small market share.
   *The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
   **The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.
   †Total return is not annualized.

Many of these lower quality companies are in the technology and telecommunications sectors, as well as biotechnology and internet retail areas, and accounted for more than half of the Index's return during the six-month timeframe. While almost 20% of the Fund was invested in technology during the period, our tendency to invest in high-quality companies with strong cash flows and high returns on investments often steers us away from the lower quality companies in these industries. In addition, we believe many of these lower quality stocks are pricing in unrealistic expectations, and we remain disciplined to our bottom-up investment strategy of searching for companies with the strongest secular profit growth potential at reasonable valuations.

Although several of the Fund's technology holdings performed well on an absolute basis, an underweight position in technology and telecommunications, as well as poor performance from some stock selections in these areas, dampened the Fund's performance relative to the Index. For example, Tech Data Corporation, a distributor of technology-related products, faced aggressive pricing among its main competitors, as well as vendors who are attempting to sell directly to end



Portfolio Composition

23.49% Healthcare
22.79% Consumer Discretionary
19.42% Information Technology
13.23% Industrials
8.83% Financials
4.54% Energy
2.24% Consumer Staples
2.15% Materials
0.37% Telecommunications Services
2.94% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

customers. Due to these factors, Tech Data posted disappointing financial performance and the stock suffered as a result, posting a 1% loss during the period.

Our investment in Cephalon, Inc., a biotech company with products that treat narcolepsy and reduce pain, was also a hindrance to Fund performance, falling 15.7% over the period. Sales of the company's leading daytime sleepiness drug, Provigal, fell short of expectations leading to weaker-than-expected profits.

The Fund's cash position, which averaged around 3% during the period, created an additional impediment to increased performance as compared to the fully invested Index.

Stock performance in the Fund's consumer discretionary sector also lagged the benchmark. Darden Restaurants, Inc., one such weak performing holding in the sector, was forced to lower its full-year forecast after sub-par performance by its key concept restaurants, Red Lobster and Olive Garden.

Finally, the Fund was overweight the industrials sector during the period, as many attractive companies had been identified and added to this area. Unfortunately, the holdings did not perform well compared to the strong gains of other sectors during first six months of the year, as investors instead displayed their preference for riskier beneficiaries of a better economy.

As we prepare for the next six-month period, our strategy for the Fund remains consistent. We will continue to search one-by-one for great mid-cap companies with strong, secular profit opportunities. We will also place an emphasis on management quality, businesses with high returns and significant competitive advantages, strong free cash flow and reasonable valuations.



Kevin Sonnett, CFA
Portfolio Manager

Shares		Market Value

Common Stocks (Domestic)–92.2%

Aerospace & Defense–0.6%
10,875	General Dynamics Corporation	$ 788,438

Air Freight & Logistics–1.5%
21,750	C.H. Robinson Worldwide, Inc.	773,430
36,043	Expeditors International of Washington, Inc.	1,248,530
		2,021,960

Apparel Retail–2.3%
72,547	Ross Stores, Inc.	3,100,659

Apparel, Accessories & Luxury Goods–0.3%
8,000	Coach, Inc.*	397,920

Application Software–3.8%
91,300	BEA Systems, Inc.*	991,518
167,400	Cadence Design Systems, Inc.*	2,018,844
22,675	Mercury Interactive Corporation*	875,482
43,365	Reynolds and Reynolds Company	1,238,504
		5,124,348

Asset Management & Custody Banks–3.2%
59,300	Federated Investors, Inc. Class B	1,626,006
85,800	SEI Investments Company	2,745,600
		4,371,606

Biotechnology–0.9%
21,075	Gilead Sciences, Inc.*	1,171,349

Broadcasting & Cable TV–1.3%
74,525	Cox Radio, Inc. Class A*	1,722,273

Building Products–1.5%
81,875	Masco Corporation	1,952,719

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GE	Germany	NE	Netherlands
AT	Austria	GR	Greece	NW	Norway
BA	Barbados	HK	Hong Kong	PH	Philippines
BD	Bermuda	ID	Indonesia	PU	Puerto Rico
BE	Belgium	IE	Ireland	SG	Singapore
CA	Canada	IS	Israel	SP	Spain
CI	Channel Islands	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	LU	Luxembourg	UK	United Kingdom
FR	France	MA	Malaysia	VI	Virgin Islands

Shares		Market Value

Casinos & Gaming–2.3%

30,500	International Game Technology*	$ 3,121,065

Communications Equipment–1.4%

62,975	NetScreen Technologies, Inc.*	1,420,086
36,450	Polycom, Inc.*	505,197
		1,925,283

Computer & Electronics Retail–0.5%

15,650	Best Buy Company, Inc.*	687,348

Computer Storage & Peripherals–1.3%

37,200	QLogic Corporation*	1,797,876

Consumer Electronics–1.1%

19,175	Harman International Industries, Inc.	1,517,510

Data Processing & Outsourced Services–5.1%

62,660	Affiliated Computer Services, Inc. Class A*	2,865,442
72,050	BISYS Group, Inc.*	1,323,559
76,750	Fiserv, Inc.*	2,733,068
		6,922,069

Diversified Banks–0.6%

19,975	TCF Financial Corporation	795,804

Diversified Commercial Services–2.2%

88,589	ARAMARK Corporation Class B*	1,986,165
26,600	Cintas Corporation	942,704
		2,928,869

Electronic Equipment Manufacturers–0.8%

18,175	National Instruments*	686,652
14,500	Waters Corporation*	422,385
		1,109,037

Electronic Manufacturing Services–0.5%

23,650	Molex, Inc.	638,314

Environmental Services–0.9%

52,925	Republic Services, Inc.*	1,199,810

Food Distributors–1.7%

77,925	Sysco Corporation	2,340,867

Food Retail–0.5%

33,650	Safeway, Inc.*	688,479

General Merchandise Stores–1.7%

73,625	Dollar Tree Stores, Inc.*	2,336,121

* Non-income producing.
  See notes to financial statements.

Shares		Market Value
Healthcare Distributors–2.8%		
24,275	AmerisourceBergen Corporation	$ 1,683,471
44,825	Patterson Dental Company*	2,034,159
		3,717,630
Healthcare Equipment–5.7%		
49,875	Biomet, Inc.	1,429,418
36,775	Boston Scientific Corporation*	2,246,953
70,112	DENTSPLY International, Inc.	2,867,581
18,825	St. Jude Medical, Inc.*	1,082,438
		7,626,390
Healthcare Services–4.1%		
117,375	Caremark Rx, Inc.*	3,014,190
37,800	Express Scripts, Inc. Class A*	2,582,496
		5,596,686
Home Furnishings–1.5%		
50,025	Leggett & Platt, Inc.	1,025,513
18,275	Mohawk Industries, Inc.*	1,014,811
		2,040,324
Homebuilding–1.0%		
18,450	Lennar Corporation	1,319,175
Hotels, Resorts & Cruise Lines–0.8%		
86,450	Hilton Hotels Corporation	1,105,696
Industrial Conglomerates–1.8%		
35,830	Danaher Corporation	2,438,232
Industrial Gases–1.0%		
21,350	Praxair, Inc.	1,283,135
Industrial Machinery–1.6%		
33,095	ITT Industries, Inc.	2,166,399
Leisure Facilities–1.0%		
58,975	Royal Caribbean Cruises Limited	1,365,861
Leisure Products–0.6%		
12,125	Polaris Industries, Inc.	744,475
Managed Healthcare–3.8%		
27,125	Anthem, Inc.*	2,092,694
13,050	PacifiCare Health Systems, Inc.*	643,757
27,575	WellPoint Health Networks, Inc.*	2,324,573
		5,061,024
Metal & Glass Containers–1.2%		
35,600	Ball Corporation	1,620,156

Shares		Market Value
Oil & Gas Equipment & Services–3.0%		
55,700	BJ Services Company*	$ 2,080,952
54,600	Smith International, Inc.*	2,006,004
		4,086,956
Oil & Gas Exploration & Production–1.5%		
31,426	Apache Corporation	2,044,576
Other Diversified Financial Services–2.6%		
40,250	Ambac Financial Group, Inc.	2,666,563
64,500	Friedman, Billings, Ramsey Group, Inc.	864,300
		3,530,863
Pharmaceuticals–4.2%		
50,450	Barr Laboratories, Inc.*	3,304,475
43,600	Forest Laboratories, Inc.*	2,387,100
		5,691,575
Publishing–4.0%		
7,800	E.W. Scripps Company	692,016
52,625	Getty Images, Inc.*	2,173,413
21,925	McClatchy Company	1,263,319
27,975	New York Times Company	1,272,863
		5,401,611
Restaurants–2.1%		
80,200	Brinker International, Inc.*	2,888,804
Semiconductors–0.8%		
33,350	National Semiconductor Corporation*	657,662
30,650	Semtech Corporation*	436,456
		1,094,118
Specialized Finance–1.0%		
25,350	Moody's Corporation	1,336,199
Specialty Stores–2.2%		
39,675	AutoZone, Inc.*	3,014,110
Systems Software–1.0%		
20,600	Adobe Systems, Inc.	660,642
32,100	Macrovision Corporation*	639,432
		1,300,074
Technology Distributors–2.3%		
67,375	CDW Corporation*	3,085,775
Thrifts & Mortgage Finance–1.0%		
48,031	New York Community Bancorp, Inc.	1,397,222

* Non-income producing.
  See notes to financial statements.

Statement of Investments
June 30, 2003 *(unaudited) (continued)*

Shares		*Market Value*
Trading Companies & Distributors–1.7%		
38,775	Fastenal Company	$ 1,316,024
21,660	W.W. Grainger, Inc.	1,012,822
		2,328,846
Trucking–1.5%		
53,650	J.B. Hunt Transport Services, Inc.*	2,025,288
Wireless Telecommunication Services–0.4%		
27,425	Nextel Communications, Inc.*	495,844
Total Common Stocks (Domestic) (Cost–$108,349,456)		124,466,768
Common Stocks (Foreign)–4.9%		
Application Software–0.5%		
29,800	Amdocs Limited (CI)*	715,200
IT Consulting & Other Services–1.4%		
101,750	Accenture Limited Class A ADR (BD)*	1,840,658
Pharmaceuticals–2.1%		
50,000	Teva Pharmaceutical Industries Limited Sponsored ADR (IS)	2,846,500
Systems Software–0.5%		
33,700	Check Point Software Technologies Limited (IS)*	658,820
Thrifts & Mortgage Finance–0.4%		
10,800	Doral Financial Corporation (PU)	482,220
Total Common Stocks (Foreign) (Cost–$4,815,654)		6,543,398

Principal Amount		*Amortized Cost*
Corporate Short-Term Notes–2.2%		
Other Diversified Financial Services–2.2%		
$ 3,000,000	Merrill Lynch & Company 1.30% 7/1/03	$ 3,000,000
Total Corporate Short-Term Notes (Amortized Cost–$3,000,000)		3,000,000
Total Investments–99.3% (Total Cost–$116,165,110)		134,010,166
Other Assets and Liabilities–0.7%		962,634
Net Assets–100.0%		$134,972,800

* *Non-income producing.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
June 30, 2003 *(unaudited)*

Assets

Investment securities, at cost	$116,165,110
Investment securities, at market	134,010,166
Cash	419,521
Receivables:	
Investment securities sold	3,004,594
Capital shares sold	14,066
Dividends	49,883
From transfer agent	131
Other assets	11,095
Total Assets	137,509,456

Liabilities

Payables and other liabilities:	
Investment securities purchased	2,204,839
Capital shares redeemed	23,295
Advisory fees	89,409
Shareholder servicing fees	15,078
Accounting fees	6,660
Distribution fees	22,568
Custodian fees	1,083
Other	173,724
Total Liabilities	2,536,656
Net Assets	$134,972,800

Net Assets consist of:

Capital (par value and paid-in surplus)	$217,697,660
Accumulated net investment loss	(630,031)
Accumulated net realized loss from security transactions	(99,939,885)
Net unrealized appreciation on investments	17,845,056
Total	$134,972,800

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
June 30, 2003 *(unaudited) (continued)*

Net Assets—Class A	$	518,024
Shares Outstanding—Class A		174,779
Net Asset Value, Redemption Price Per Share...........................	$	2.96
Maximum offering price per share		
(net asset value plus sales charge of 5.75% of offering price)	$	3.14
Net Assets—Class B...	$	1,134,677
Shares Outstanding—Class B		391,454
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share.......	$	2.90
Net Assets—Class C	$	319,544
Shares Outstanding—Class C		111,871
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share.......	$	2.86
Net Assets—Class F...	$132,865,970
Shares Outstanding—Class F...		44,103,890
Net Asset Value, Offering and Redemption Price Per Share	$	3.01
Net Assets—Class R	$	104,639
Shares Outstanding—Class R		34,931
Net Asset Value, Offering and Redemption Price Per Share	$	3.00
Net Assets—Class T	$	29,946
Shares Outstanding—Class T		10,441
Net Asset Value, Redemption Price Per Share...........................	$	2.87
Maximum offering price per share		
(net asset value plus sales charge of 4.50% of offering price)	$	3.01

See notes to financial statements.

STATEMENT OF OPERATIONS
For the six months ended June 30, 2003 *(unaudited)*

Investment Income:

Dividends	$	267,283
Interest		23,083
Foreign taxes withheld		(1,325)
Total Investment Income		289,041

Expenses:

Advisory fees—Note 2	457,385
Shareholder servicing fees—Note 2	97,036
Accounting fees—Note 2	33,615
Distribution fees—Note 2	142,488
Transfer agency fees—Note 2	61,266
Registration fees	37,485
Postage and mailing expenses	14,396
Custodian fees and expenses—Note 2	6,498
Printing expenses	21,266
Legal and audit fees	13,028
Directors' fees and expenses—Note 2	13,820
Other expenses	27,007
Total Expenses	925,290
Earnings Credits	(1,062)
Reimbursed/Waived Expenses	(1,161)
Expense Offset to Broker Commissions	(3,995)
Net Expenses	919,072
Net Investment Loss	(630,031)

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain on Security Transactions	3,442,901
Net Change in Unrealized Appreciation of Investments	16,785,289
Net Realized and Unrealized Gain	20,228,190
Net Increase in Net Assets Resulting from Operations	$ 19,598,159

Purchases of long-term securities	$117,395,730
Proceeds from sales of long-term securities	$ 95,837,901

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS
(unaudited)

	Six months ended 6/30/03	Year ended 12/31/02
Operations		
Net Investment Loss	$ (630,031)	$ (1,349,450)
Net Realized Gain (Loss) on Security Transactions	3,442,901	(27,913,342)
Net Realized Gain from Foreign Currency Transactions	0	264
Net Change in Unrealized Appreciation/Depreciation.........	16,785,289	(1,680,486)
Net Increase (Decrease) in Net Assets Resulting from Operations	19,598,159	(30,943,014)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A...	(24,964)	66,609
Class B...	31,260	150,527
Class C...	5,051	(6,389)
Class F...	23,555,986	620,840
Class R...	13,949	57,755
Class T...	6,710	6,135
Net Increase from Capital Share Transactions	23,587,992	895,477
Net Increase (Decrease) in Net Assets	43,186,151	(30,047,537)
Net Assets		
Beginning of period	$ 91,786,649	$121,834,186
End of period	$134,972,800	$ 91,786,649

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class A Shares				
Net Asset Value, beginning of period	$ 2.58	$ 3.44	$ 4.38	$ 8.68
Income from investment operations:				
Net investment loss....................	(0.03)	(0.04)	(0.06)	(0.02)
Net gains (losses) on securities (both realized and unrealized)	0.41	(0.82)	(0.88)	(2.05)
Total from investment operations.	0.38	(0.86)	(0.94)	(2.07)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	(2.23)
Net Asset Value, end of period.............	$ 2.96	$ 2.58	$ 3.44	$ 4.38
Total Return/Ratios				
Total return*	14.73%	(25.00%)	(21.46%)	(23.40%)
Net assets, end of period (000s).......	$ 518	$ 476	$ 538	$ 625
Net expenses to average net assets# ...	2.01%**	2.15%	2.46%	1.25%
Gross expenses to average net assets#..	2.01%**	2.15%	2.47%	1.29%
Net investment loss to average net assets	(1.50%)**	(1.81%)	(1.93%)	(0.74%)
Portfolio turnover rate@	227%	216%	214%	226%

* Sales charges are not reflected in the total return.

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class B Shares				
Net Asset Value, beginning of period	$ 2.54	$ 3.39	$ 4.32	$ 8.68
Income from investment operations:				
Net investment loss....................	(0.02)	(0.05)	(0.05)	(0.04)
Net gains (losses) on securities (both realized and unrealized)	0.38	(0.80)	(0.88)	(2.09)
Total from investment operations.	0.36	(0.85)	(0.93)	(2.13)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	(2.23)
Net Asset Value, end of period.............	$ 2.90	$ 2.54	$ 3.39	$ 4.32
Total Return/Ratios				
Total return*	14.17%	(25.07%)	(21.53%)	(24.14%)
Net assets, end of period (000s).......	$1,135	$ 969	$ 1,138	$ 1,047
Net expenses to average net assets# ...	2.79%**	2.67%	2.58%	1.99%
Gross expenses to average net assets#..	2.80%**	2.68%	2.59%	2.04%
Net investment loss to average net assets	(2.29%)**	(2.33%)	(2.06%)	(1.47%)
Portfolio turnover rate@	227%	216%	214%	226%

* Sales charges are not reflected in the total return.

** Annualized.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class C Shares				
Net Asset Value, beginning of period	$ 2.50	$ 3.36	$ 4.32	$ 8.68
Income from investment operations:				
Net investment loss....................	(0.02)	(0.08)	(0.08)	(0.04)
Net gains (losses) on securities (both realized and unrealized)	0.38	(0.78)	(0.88)	(2.09)
Total from investment operations.	0.36	(0.86)	(0.96)	(2.13)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	(2.23)
Net Asset Value, end of period.............	$ 2.86	$ 2.50	$ 3.36	$ 4.32
Total Return/Ratios				
Total return*	14.40%	(25.60%)	(22.22%)	(24.14%)
Net assets, end of period (000s).......	$ 320	$ 274	$ 380	$ 422
Net expenses to average net assets#,†..	2.67%**	2.98%	3.93%	2.00%
Gross expenses to average net assets#,†	2.68%**	2.99%	3.94%	2.04%
Net investment loss to average net assets†	(2.17%)**	(2.65%)	(3.41%)	(1.46%)
Portfolio turnover rate@	227%	216%	214%	226%

* Sales charges are not reflected in the total return.

** Annualized.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company for the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 3.03% (2002) and 4.24% (2001). The gross expense ratios would have been 3.04% (2002) and 4.25% (2001). The net investment loss ratios would have been (2.70%) (2002) and (3.72%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,				
		2002	2001	2000	1999	1998
Class F Shares						
Net Asset Value, beginning of period	$ 2.62	$ 3.47	$ 4.36	$ 8.68	$ 7.44	$ 7.72
Income from investment operations:						
Net investment income (loss)	0.04	(0.04)	(0.05)	(0.03)	(0.08)	(0.03)
Net gains (losses) on securities (both realized and unrealized)	0.35	(0.81)	(0.84)	(2.06)	3.12	(0.11)
Total from investment operations	0.39	(0.85)	(0.89)	(2.09)	3.04	(0.14)
Less distributions:						
From net investment income	0.00	0.00	0.00	0.00	0.00^	0.00^
From net realized gains	0.00	0.00	0.00	(2.23)	(1.80)	(0.14)
Total distributions	0.00	0.00	0.00	(2.23)	(1.80)	(0.14)
Net Asset Value, end of period ..	$ 3.01	$ 2.62	$ 3.47	$ 4.36	$ 8.68	$ 7.44
Total Return/Ratios						
Total return	14.89%	(24.50%)	(20.41%)	(23.69%)	42.27%	(1.73%)
Net assets, end of period (000s)	$132,866	$89,970	$119,708	$166,365	$253,385	$252,855
Net expenses to average net assets#	1.63%**	1.56%	1.37%	1.36%	1.40%	1.33%
Gross expenses to average net assets#	1.63%**	1.56%	1.39%	1.39%	1.42%	1.35%
Net investment loss to average net assets	(1.11%)**	(1.22%)	(0.84%)	(0.92%)	(0.98%)	(0.39%)
Portfolio turnover rate@	227%	216%	214%	226%	186%	152%

^ Distributions from net investment income for the years ended December 31, 1999 and 1998 aggregated less than $0.01 on a per share basis.

** Annualized.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class R Shares				
Net Asset Value, beginning of period	$ 2.61	$ 3.48	$ 4.39	$ 8.68
Income from investment operations:				
Net investment income (loss)	(0.01)	(0.04)	0.01	(0.03)
Net gains (losses) on securities (both realized and unrealized)...............	0.40	(0.83)	(0.92)	(2.03)
Total from investment operations ..	0.39	(0.87)	(0.91)	(2.06)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	(2.23)
Net Asset Value, end of period	$ 3.00	$ 2.61	$ 3.48	$ 4.39
Total Return/Ratios				
Total return	14.94%	(25.00%)	(20.73%)	(23.28%)
Net assets, end of period (000s)	$ 105	$ 77	$ 49	$ 7
Net expenses to average net assets#,† ...	1.73%**	1.97%	2.89%	1.00%
Gross expenses to average net assets#,† .	1.73%**	1.97%	2.91%	1.03%
Net investment loss to average net assets†	(1.22%)**	(1.63%)	(2.40%)	(0.55%)
Portfolio turnover rate@	227%	216%	214%	226%

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company for the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 3.49% (2002) and 57.53% (2001). The gross expense ratios would have been 3.49% (2002) and 57.54% (2001). The net investment loss ratios would have been (3.15%) (2002) and (57.04%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class T Shares				
Net Asset Value, beginning of period	$ 2.51	$ 3.39	$ 4.35	$ 8.68
Income from investment operations:				
Net investment income (loss)..........	0.02	(0.06)	(0.11)	(0.02)
Net gains (losses) on securities (both realized and unrealized)	0.34	(0.82)	(0.85)	(2.08)
Total from investment operations.	0.36	(0.88)	(0.96)	(2.10)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	(2.23)
Net Asset Value, end of period.............	$ 2.87	$ 2.51	$ 3.39	$ 4.35
Total Return/Ratios				
Total return*	14.34%	(25.96%)	(22.07%)	(23.80%)
Net assets, end of period (000s).......	$ 30	$ 20	$ 20	$ 29
Net expenses to average net assets#,†..	2.88%**	3.63%	3.11%	1.50%
Gross expenses to average net assets#,†	2.89%**	3.64%	3.13%	1.55%
Net investment loss to average net assets†	(2.37%)**	(3.29%)	(2.57%)	(0.98%)
Portfolio turnover rate@	227%	216%	214%	226%

  * Sales charges are not reflected in the total return.

 ** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

 † Certain fees were reimbursed by the management company for the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 10.29% (2002) and 28.89% (2001). The gross expense ratios would have been 10.30% (2002) and 28.91% (2001). The net investment loss ratios would have been (9.95%) (2002) and (28.35%) (2001).

 @ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Notes to Financial Statements

June 30, 2003 *(unaudited)*

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Mid-Cap Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of NASDAQ and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions areaccounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arise from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make

distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions of Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is a wholly-owned subsidiary of Mellon Bank N.A., which is a wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1% of the first $30 million of net assets, 0.75% of the next $270 million of net assets, 0.70% of the next $200 million of net assets, and 0.65% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation (an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through June 30, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2003, Class F shares were charged $29,442 and $65,407, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of The Dreyfus Corporation, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the six months ended June 30, 2003, Class F shares paid DTI and ITC $11,652 and $23,773, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.23 to $12.64, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the six months ended June 30, 2003 were as follows:

	Transfer Agency Fees Paid
Class A	$1,495
Class B	$3,195
Class C	$ 766
Class R	$ 251
Class T	$ 137

Certain as-of shareholder transactions may result in gains or losses to the Fund. Depending on the circumstances, these gains may be payable to, or reimbursable from, the transfer agent; such gains and losses are presented on the Statement of Assets and Liabilities.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2003, Class F shares were charged $137,773 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C, shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and Shareholder Servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the six months ended June 30, 2003, were as follows:

	Distribution Fees Paid	Shareholder Servicing Fees Paid
Class A	N/A	$ 597
Class B	$3,624	$1,208
Class C	$1,064	$ 355
Class T	$ 27	$ 27

During the six months ended June 30, 2003, DSC retained $203 and $341 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $2,864 of contingent deferred sales charges relating to redemptions of Class B shares.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million, and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A. serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2003, the Fund's portion of the fee waiver was $1,161. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

For the six months ended June 30, 2003, Founders reimbursed the Fund for certain trading errors, the amounts of which were insignificant.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses, and capital loss carryovers.

Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2002, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2009 and December 31, 2010.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$ 99,490,663
Post-October Capital Loss Deferral	$ 0
Post-October Currency Loss Deferral	$ 0
Federal Tax Cost	$117,109,994
Gross Tax Appreciation of Investments	$ 17,183,567
Gross Tax Depreciation of Investments	$ (283,395)
Net Tax Appreciation	$ 16,900,172

4. Fund Share Transactions

The Fund is authorized to issue 500 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended 6/30/03		Year ended 12/31/02	
	Shares	**Amount**	**Shares**	**Amount**
Class A				
Sold........................	19,786	$ 52,019	282,153	$ 757,701
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(29,382)	$ (76,983)	(254,287)	$ (691,092)
Net Increase (Decrease)....	**(9,596)**	**$ (24,964)**	**27,866**	**$ 66,609**
Class B				
Sold........................	40,400	$ 111,473	156,797	$ 474,952
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(30,946)	$ (80,213)	(110,190)	$ (324,425)
Net Increase	**9,454**	**$ 31,260**	**46,607**	**$ 150,527**
Class C				
Sold........................	21,990	$ 58,231	29,342	$ 92,484
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(19,664)	$ (53,180)	(32,951)	$ (98,873)
Net Increase (Decrease)....	**2,326**	**$ 5,051**	**(3,609)**	**$ (6,389)**
Class F				
Sold........................	14,690,270	$ 36,283,172	15,890,407	$ 45,272,617
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(4,910,975)	$ (12,727,186)	(16,090,739)	$ (44,651,777)
Net Increase (Decrease)....	**9,779,295**	**$ 23,555,986**	**(200,332)**	**$ 620,840**
Class R				
Sold........................	8,633	$ 23,507	41,636	$ 135,210
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(3,403)	$ (9,558)	(26,128)	$ (77,455)
Net Increase	**5,230**	**$ 13,949**	**15,508**	**$ 57,755**
Class T				
Sold........................	2,448	$ 6,710	4,300	$ 13,887
Dividends or Distributions Reinvested.	0	$ 0	0	$ 0
Redeemed	(0)	$ (0)	(2,324)	$ (7,752)
Net Increase	**2,448**	**$ 6,710**	**1,976**	**$ 6,135**

5. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $75 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $75 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2003, there were no such borrowings.

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Dreyfus Founders
Mid-Cap Growth Fund

P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Investment Manager

Founders Asset Management LLC
A Mellon Financial Company SM
2930 East Third Avenue
Denver, CO 80206

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

This report is authorized for distribution to prospective investors only if preceded or accompanied by a current prospectus, which contains more complete information including charges, expenses, and share classes. Please read the prospectus carefully before you invest or send money. Date of first use: August 28, 2003

Dreyfus Service Corporation, Distributor. © 2003 Founders Asset Management LLC.

A-636-MC-03

SEMIANNUAL REPORT

Dreyfus Founders Passport Fund

Investment Update

June 30, 2003

Dreyfus Founders Funds®
The Growth Specialists

T A B L E   o f   C o n t e n t s

Paperless Delivery of this Report

 Did you know you can reduce your postal mail by accessing Dreyfus Founders Funds regulatory material online? It's a simple, reliable process: when new documents such as this Semiannual Report are available, we'll send you an e-mail notification containing a convenient link that will take you directly to that Fund information on our website.

To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2003. The amounts of these holdings are included in the Statement of Investments.

MANAGEMENT OVERVIEW



A discussion with portfolio manager Tracy Stouffer, CFA

How did the Fund perform relative to its benchmarks for the six months ended June 30?

The global markets had their best performance in four and a half years. In an environment of diminishing geopolitical uncertainty and accelerating global liquidity, many industries were able to aggressively cut costs, restructure and consolidate. This paved the way for an earnings recovery and higher equity valuations for many small-cap stocks worldwide.

The Dreyfus Founders Passport Fund was able to capitalize on these convalescing markets. The Fund's performance[1] was competitive with its small-cap benchmark, the Morgan Stanley Capital International (MSCI) World ex U.S. Small Cap Index, which returned 21.57% during the period. The Fund outperformed the MSCI World ex U.S. Index, which returned 10.25%. This relative outperformance of the latter benchmark was due mostly to the benchmark's constituents of larger capitalization stocks, which as a whole did not produce the returns international small-cap stocks saw during the period.

> *"We increased the Fund's weighting in Japan to the level of our small-cap benchmark to take advantage of both the macro and micro virtues of the Japanese market."*

---

[1] Excluding sales charges, which result in lower returns for certain share classes. Please see page 7 for Average Annual and Year-to-Date Total Returns for all share classes, including and excluding sales charges.

Performance Highlights

- Despite continued volatility and lackluster economic conditions leading up to the war in Iraq, stocks began to rally as the fighting subsided and investors turned their attention back to the prospects for the global economy.

- Small-capitalization stocks generally outperformed large-cap stocks in many international markets.

- The Fund benefited from strong performing stock selections in the consumer staples sector.

- The outbreak of SARS hindered returns in Asian markets.

- Our strategy remains the same. We will continue to seek opportunities outside the U.S. for new technologies, restructuring companies and unit volume growth stocks.

What broad market factors most impacted the Fund's performance during the period?

A cloud of uncertainty hovered over the international stock markets during the first quarter of 2003 while the United States and the United Kingdom prepared for war in Iraq. Corporate spending remained sluggish, and several industries continued to struggle with excess inventories and high debt burdens. Consumer spending fared slightly better.

However, as the conflict in Iraq moved toward resolution, investors worldwide began to regain confidence and to anticipate a much hoped for second-half recovery. By mid-March, markets were recovering in North America, Europe and Latin America. Many Asian markets initially lagged due to the outbreak of Severe Acute Respiratory Syndrome (SARS), but rebounded by the end of April.

On a more specific level, many investors were reassured that a series of tax cuts implemented by President Bush would help boost chances of a domestic recovery, which they believed could, in turn, benefit the global economic picture. The implementation of a further domestic interest rate cut in June was aimed at encouraging borrowing and providing insurance against deflationary pressure. Additionally, the European Central Bank eased rates by another 50 basis points to encourage its economic jumpstart as well. All of these factors helped contribute to a significant second quarter gain in most world equity markets, the largest quarterly gain since 1998.

What factors positively contributed to the Fund's performance during the period?

Our research approach led us to uncover many strong performers across various countries and market sectors. For instance, we saw a compelling global theme emerge during the period. A number of Internet companies began exhibiting signs of both strong growth and profitability due to either the filling of a niche market, or performing what are fast becoming necessary public services. The Fund purchased shares in several Internet service companies in Europe and Asia, which performed well during the period. We were perhaps most pleased with the Fund's second largest holding, **lastminute.com PLC**, a website in the United Kingdom that

---

Largest Equity Holdings (country of origin; ticker symbol)

1.	Puma AG Rudolf Dassler Sport (Germany; PUM)	1.97%
2.	lastminute.com PLC (United Kingdom; LMC)	1.52%
3.	Kenwood Corporation (Japan; 6765)	1.49%
4.	Italian-Thai Development PCL (Thailand; ITD.F)	1.31%
5.	Golar LNG Limited (United Kingdom; GOL)	1.20%
6.	First Engineering Limited (Singapore; FEN)	1.13%
7.	SSL International PLC (United Kingdom; SSL)	1.11%
8.	CoolBrands International, Inc. (Canada; COB.A)	1.11%
9.	Nachi-Fujikoshi Corporation (Japan; 6474)	1.10%
10.	Ayala Land, Inc. (Philippines; ALI)	1.09%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

offers consumers last minute opportunities for travel and entertainment. In its short existence, lastminute.com has established a powerful brand name and created a niche market. Last year the stock was the best performing stock on the FTSE 350 Index, climbing 240%. This year, the stock continued to climb by an additional 69% as of June 30, 2003.



Growth of $10,000 Investment

Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Passport Fund on its inception date of 11/16/93 to a $10,000 investment made in an unmanaged securities index. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.

The MSCI World ex U.S. Index is an average of the performance of selected securities listed on the stock exchanges of Europe, Canada, Australia, New Zealand, and the Far East. The performance data for the MSCI World ex U.S. Index is from November 30, 1993 through June 30, 2003. Total return figures for this index assume change in share price and reinvestment of dividends after the deduction of local taxes, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

In the consumer discretionary sector, **Puma AG Rudolf Dassler Sport**, the German-based footwear and apparel manufacturer, contributed favorable results to the Fund due to its continued strong performance. Puma has remained a very popular brand among trendsetters for quite some time. It was also the Fund's largest holding at the end of the period.

The Fund also took advantage of opportunities in the telecommunications service sector, an industry that appears to be stabilizing due to a tremendous amount of cost cutting and consolidation.

Average Annual and Year-to-Date Total Return as of 6/30/03

	Year-to-Date†	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)					
With sales charge (5.75%)	15.51%	(6.64%)	—	—	(19.56%)
Without sales charge	22.60%	(0.99%)	—	—	(18.18%)
Class B Shares (12/31/99)					
With redemption*	18.01%	(5.84%)	—	—	(19.44%)
Without redemption	22.01%	(1.92%)	—	—	(18.83%)
Class C Shares (12/31/99)					
With redemption**	21.07%	(2.81%)	—	—	(18.87%)
Without redemption	22.07%	(1.83%)	—	—	(18.87%)
Class F Shares (11/16/93)	22.63%	(0.89%)	(3.22%)	N/A	4.27%
Class R Shares (12/31/99)	22.74%	(2.52%)	—	—	(18.95%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	16.75%	(6.15%)	—	—	(20.09%)
Without sales charge	22.24%	(1.74%)	—	—	(19.03%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limitations, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. There are risks associated with small-cap investments such as limited product lines, less liquidity, and small market share. Investments in foreign securities may entail unique risks, including political, market, and currency risks.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

†Total return is not annualized.

The Fund was also positively impacted by its exposure to emerging markets. As of June 30, 2003, about 20% of the Fund's holdings were in emerging markets. Our ability to invest in such markets boosted the Fund's overall performance, as these markets experienced an exceptional first half.

Changes in currency exchange rates also contributed positively to the Fund's performance during the reporting period, with most major world currencies gaining against the dollar.

On a relative basis, the Fund's holdings in the United Kingdom were the largest contributor to the Fund's performance versus the MSCI World ex U.S. Small Cap Index.

Finally, we increased the Fund's weighting in Japan to the level of our small-cap benchmark to take advantage of both the macro and micro virtues of the Japanese market. On the macro front, Japan is exiting a 13-year period of deflation. Unemployment is falling, jobs are being



Portfolio Composition

- 28.27% Japan
- 15.80% United Kingdom
- 8.21% Thailand
- 6.25% Germany
- 6.10% Canada
- 4.73% France
- 4.37% South Korea
- 3.41% Singapore
- 3.11% Cash & Equivalents
- 19.75% Other Countries

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

The Morgan Stanley Capital International (MSCI) World ex U.S. Small Cap Index is an average of the performance of selected foreign small-capitalization securities. Total return figures assume change in share price and reinvestment of dividends after the deduction of local taxes, but do not reflect the costs of managing a mutual fund.

created, and households are spending. On a micro level, companies have restructured, paid down debt and moved production to low-cost countries. Much of the media focus has been on the large-cap sector in Japan, which still faces many challenges because many of its constituents are distressed banks and large companies involved in the onerous task of unwinding cross-share holdings. Meanwhile, their small-cap counterparts have few of these ills and outperformed during the period.

What factors negatively impacted the Fund's performance?
A slight detractor to the Fund's performance was the SARS epidemic in Asia. The Fund avoided industries and regions most likely to be affected by the outbreak. However, some stocks in Hong Kong and Taiwan were still portfolio holdings at the onset of the SARS outbreak. Sectors sensitive to the effects of a travel advisory to the Asian region, such as airlines, sold off at the onset.

   Additionally, bad timing on some technology purchases hindered performance.

As we prepare for the final six months of 2003, we remain consistent in our investment strategy and process. We will continue to use our growth-focused investment research process in seeking out small-capitalization international companies with strong growth potential.

Tracy P. Stouffer

Tracy Stouffer, CFA
Portfolio Manager

Statement of Investments

June 30, 2003 *(unaudited)*

Shares		Market Value
Common Stocks (Foreign)–96.8%		
Advertising–1.9%		
1,462,150	Incepta Group PLC (UK)	$ 373,982
6,850	Ipsos (FR)*	425,175
281,575	Taylor Nelson Sofres PLC (UK)	780,604
		1,579,761
Alternative Carriers–0.7%		
32,825	Genesys (FR)*	162,089
226,050	QSC AG (GE)*	438,705
		600,794
Aluminum–1.5%		
144,000	Daiki Aluminum Industry Company Limited (JA)	428,132
540,000	Nippon Light Metal Company Limited (JA)	796,002
		1,224,134
Apparel Retail–0.5%		
7,175	Camaieu (FR)	407,034
Apparel, Accessories & Luxury Goods–1.6%		
66,725	Burberry Group PLC (UK)	273,066
51,925	Hockey Company Holdings, Inc. 144A (CA)*†	616,390
8,500	Marzotto SPA (IT)	57,102
68,000	Sanyo Shokai Limited (JA)	411,143
		1,357,701

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GR	Greece	NW	Norway
AT	Austria	HK	Hong Kong	PH	Philippines
BA	Barbados	ID	Indonesia	PU	Puerto Rico
BD	Bermuda	IE	Ireland	SG	Singapore
BE	Belgium	IS	Israel	SP	Spain
CA	Canada	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	LU	Luxembourg	UK	United Kingdom
FR	France	MA	Malaysia	VI	Virgin Islands
GE	Germany	NE	Netherlands		

Shares		Market Value
Application Software–2.7%		
76,700	Aldata Solution Oyj (FI)*	$ 133,881
25,825	Exact Holding NV (NE)*	414,303
1,211,175	Intec Telecom Systems PLC (UK)*	499,660
75,871	Merant PLC (UK)*	165,264
37,825	NDS Group PLC Sponsored ADR (UK)*	585,909
1,214,500	Symphony House Berhad (MA)*	393,134
		2,192,151
Asset Management & Custody Banks–0.8%		
55,925	Liontrust Asset Management PLC (UK)	389,306
47	Sparx Asset Management Company Limited (JA)	293,958
		683,264
Auto Parts & Equipment–1.3%		
144,900	Aapico Hitech Public Company Limited NVDR Shares (TH)	236,100
265,000	Press Kogyo Company Limited (JA)*	403,873
96,075	Thai Stanley Electric Public Company Limited NVDR Shares (TH)*	457,065
		1,097,038
Automobile Manufacturers–0.6%		
305,000	Isuzu Motors Limited (JA)*	449,594
Biotechnology–1.1%		
79,500	Acambis PLC (UK)*	484,084
527,125	Antisoma PLC (UK)*	390,908
		874,992
Building Products–2.2%		
3,602,000	Asia Aluminum Holdings Limited (CN)	475,765
673,500	Dynasty Ceramic Public Company Limited Foreign Shares (TH)	211,470
95,000	Nippon Sheet Glass Company Limited (JA)	284,820
85,000	Okura Industrial Company Limited (JA)	397,835
2,068,200	Vanachai Group Public Company Limited Foreign Shares (TH)	435,385
		1,805,275
Casinos & Gaming–0.8%		
36,075	Lottomatica SPA (IT)*	635,497

* Non-income producing.

† Securities were acquired pursuant to Rule 144A and may be deemed to be restricted for resale.
 NVDR - Non-voting Depositary Receipt.
 See notes to financial statements.

Shares		Market Value
Communications Equipment–3.3%		
94,725	ADVA AG Optical Networking (GE)*	$ 321,987
95,050	Bookham Technology PLC (UK)*	130,184
227,000	Denki Kogyo Company Limited (JA)	606,846
288,450	Digital Chosun Company Limited (KR)*	350,149
151,000	Oki Electric Industry Company Limited (JA)*	432,596
102,850	Sierra Wireless, Inc. (CA)*	632,026
124,650	Wi-LAN, Inc. (CA)*	229,338
		2,703,126
Computer & Electronics Retail–0.4%		
17,120	Germanos SA (GR)	286,644
Computer Hardware–0.5%		
1,608,000	MFS Technology Limited (SG)*	438,296
Computer Storage & Peripherals–1.6%		
2,502,000	First Engineering Limited (SG)	930,613
271,650	Gemplus International SA (LU)*	371,226
		1,301,839
Construction & Engineering–4.9%		
49,340	Daewoo Shipbuilding & Marine Engineering Company Limited (KR)*	417,190
30	EPCO Corporation (JA)	154,903
11,325	Imtech NV (NE)	209,775
1,346,500	Italian-Thai Development Public Company Limited Foreign Shares (TH)*	1,072,972
61,000	JGC Corporation (JA)	410,477
140,000	Kyowa Exeo Corporation (JA)	494,359
305,000	Meisei Industrial Company Limited (JA)*	640,100
4,014,200	Sino Thai Engineering & Development Public Company Limited NVDR Shares (TH)*	630,203
		4,029,979
Construction Materials–0.7%		
6,770	Hanil Cement Manufacturing Company Limited (KR)	271,480
396,500	Tipco Asphalt Public Company Limited NVDR Shares (TH)*	332,460
		603,940
Construction, Farm Machinery & Heavy Trucks–0.5%		
6,866,500	PT United Tractors Tbk (ID)*	395,344
Consumer Electronics–1.5%		
436,000	Kenwood Corporation (JA)*	1,227,300
Consumer Finance–1.5%		
233,500	AEON Thana Sinsap Public Company Limited NVDR Shares (TH)	777,593
138,000	Daiei OMC, Inc. (JA)*	421,786
		1,199,379
Department Stores–0.6%		
506,075	David Jones Limited (AU)	448,004

Shares		Market Value

Distributors–0.3%

9,800	Kuroda Electric Company Limited (JA)	$ 221,995

Diversified Chemicals–0.3%

167,000	Ishihara Sangyo Kaisha Limited (JA)	282,332

Diversified Commercial Services–1.7%

64,370	Autohellas SA (GR)	416,912
54,050	ebookers PLC (UK)*	398,686
46,725	Techem AG (GE)*	574,136
		1,389,734

Diversified Metals & Mining–1.0%

299,600	Banpu Public Company Limited NVDR Shares (TH)	322,476
4,900	Sumitomo Titanium Corporation (JA)	57,743
301,000	Toho Zinc Company Limited (JA)	428,657
		808,876

Electric Utilities–0.6%

295,450	Electricity Generating Public Company Limited Foreign Shares (TH) ..	397,072
49,125	Electricity Generating Public Company Limited NVDR Shares (TH) ..	64,853
		461,925

Electrical Components & Equipment–3.4%

91,000	Dainippon Screen Manufacturing Company Limited (JA)*	445,621
26,080	HiSmarTech Company Limited (KR)*	202,396
6,740	KH Vatec Company Limited (KR)*	615,036
8,850	Leoni AG (GE)	438,028
1,635,000	Magnecomp International Limited (SG)*	459,583
81,000	Shibaura Mechatronic (JA)*	422,286
10	Wacom Company Limited (JA)	201,541
		2,784,491

Electronic Equipment Manufacturers–1.4%

16,270	Kumho Electric, Inc. (KR)*	422,244
149,000	Kyosan Electric Manufacturing Company Limited (JA)	438,035
99,000	Tamura Corporation (JA)	325,671
		1,185,950

Employment Services–0.8%

70	en-japan, inc. (JA)*	320,633
70	en-japan, inc. New Shares (JA)*	320,633
		641,266

* Non-income producing.
  NVDR - Non-voting Depositary Receipt.
  See notes to financial statements.

Shares		Market Value
Footwear–2.0%		
11,200	Puma AG Rudolf Dassler Sport (GE)	$ 1,102,251
5,200	Puma AG Rudolf Dassler Sport 144A (GE)†	511,759
		1,614,010
General Merchandise Stores–0.9%		
9,000	Gifi (FR)	427,882
500	Plant Company Limited (JA)	6,454
10,300	Ryohin Keikaku Company Limited (JA)	264,202
		698,538
Gold–0.5%		
194,977	Kingsgate Consolidated Limited (AU)	384,436
Healthcare Equipment–1.0%		
21,825	Amplifon SPA (IT)	410,785
12,000	Nakanishi, Inc. (JA)	397,751
		808,536
Healthcare Supplies–1.1%		
188,400	SSL International PLC (UK)	910,911
Heavy Electrical Equipment–0.4%		
1,846,000	Dongfang Electrical Machinery Company Limited (CN)*	338,516
Highways & Railtracks–0.6%		
487,950	Eurotunnel SA (FR)*	358,622
798,000	GZI Transport Limited (CN)	156,569
		515,191
Homebuilding–1.6%		
85,025	George Wimpey PLC (UK)	413,901
67,200	Joint Corporation (JA)	456,675
138,150	Wilson Connolly Holdings PLC (UK)	424,025
		1,294,601
Hotels, Resorts & Cruise Lines–0.5%		
72,000	De Vere Group PLC (UK)	423,564
Household Products–0.3%		
45	Dr. Ci:Labo Company Limited (JA)	228,607
Industrial Conglomerates–0.7%		
10,453	Financiere Marc de Lacharriere SA (FR)	288,094
189,400	Palmco Holdings Berhad (MA)	296,563
		584,657
Industrial Machinery–3.4%		
97,100	ATS Automation Tooling Systems, Inc. (CA)*	850,375
60,100	Fuji Machine Manufacturing Company Limited (JA)	695,724
492,000	Nachi-Fujikoshi Corporation (JA)	905,534
130	Sodick Plustech Company Limited (JA)	313,970
		2,765,603

Shares		Market Value
Integrated Telecommunication Services–0.9%		
144	G-mode Company Limited (JA)	$ 365,771
196	Invoice, Inc. (JA)	412,975
		778,746
Internet Software & Services–2.9%		
22	Access Company Limited (JA)*	439,725
61,025	Easynet Group PLC (UK)*	126,501
395,675	Emblaze Systems Limited (IS)*	701,899
66,500	Global Media Online, Inc. (JA)	357,768
4,220,000	Hongkong.com Corporation (CN)*	351,752
35	Index Corporation (JA)	203,748
52,200	Internet Initiative Japan, Inc. Sponsored ADR (JA)*	227,592
		2,408,985
Investment Banking & Brokerage–1.5%		
1,090,000	CIMB Berhad (MA)	872,000
54,375	Collins Stewart Tullett PLC (UK)	376,856
		1,248,856
IT Consulting & Other Services–2.0%		
1,229,300	BATM Advanced Communications Limited (IS)*	410,781
1,770,000	CSE Global Limited (SG)	482,453
195	Gigno System Japan, Inc. (JA)	394,628
146	Netmarks, Inc. (JA)	383,011
		1,670,873
Leisure Facilities–0.5%		
588,775	Euro Disney SCA (FR)*	398,917
Leisure Products–3.5%		
128,075	Hip Interactive Corporation (CA)*	152,695
429,950	lastminute.com PLC (UK)*	1,248,700
43,100	Mega Bloks, Inc. 144A (CA)*†	666,102
63,900	Sanrio Company Limited (JA)	394,868
64,000	Takara Company Limited (JA)	405,613
		2,867,978
Marine–1.1%		
49,290	Hanjin Shipping Company Limited (KR)*	405,214
964,000	Jaya Holdings Limited (SG)	205,281
1,674,300	Thoresen Thai Agencies NVDR Shares (TH)	304,672
		915,167
Movies & Entertainment–0.8%		
160,675	HIT Entertainment PLC (UK)	655,480

* Non-income producing.

† Securities were acquired pursuant to Rule 144A and may be deemed to be restricted for resale.
 NVDR - Non-voting Depositary Receipt.
 See notes to financial statements.

Shares		Market Value
Multi-Line Insurance–0.9%		
280,250	Hiscox PLC (UK)	$ 753,808
Multi-Utilities & Unregulated Power–1.0%		
121	Japan Wind Development Company Limited (JA)*	852,517
Office Services & Supplies–0.2%		
8,800	Glory Limited (JA)	194,945
Oil & Gas Equipment & Services–2.9%		
1,203,000	Federal International (2000) Limited (SG)	283,501
186,475	John Wood Group PLC 144A (UK)†	553,886
35,300	Schoeller-Bleckmann Oilfield Equipment AG (AT)	356,729
227,000	Scomi Group Berhad (MA)*	296,303
201,950	Total Energy Services Limited (CA)*	401,284
388,000	Toyo Kanetsu KK (JA)*	465,309
		2,357,012
Oil & Gas Exploration & Production–0.2%		
43,025	Great Northern Exploration Limited (CA)*	126,656
Oil & Gas Refining, Marketing, & Transportation–1.7%		
11,175	Exmar NV (BE)*	381,911
95,000	Golar LNG Limited (UK)*	987,061
		1,368,972
Other Diversified Financial Services–2.5%		
57,625	Comdirect Bank AG (GE)*	436,754
15,507	Grenkeleasing AG (GE)*	297,390
28,075	Home Capital Group, Inc. (CA)	423,563
2,403,350	National Finance Public Company Limited Foreign Shares (TH)*	863,239
		2,020,946
Packaged Foods & Meats–1.7%		
91,950	CoolBrands International, Inc. (CA)*	910,162
15,850	Dongwon F&B Company Limited (KR)	457,786
		1,367,948
Pharmaceuticals–0.7%		
516,800	SykePharma PLC (UK)*	592,700
Photographic Products–0.7%		
15,700	Nidec Copal Corporation (JA)	247,121
16,100	Studio Alice Company Limited (JA)	348,615
		595,736
Publishing–1.0%		
111,400	Bloomsbury Publishing PLC (UK)	431,997
30,375	Schibsted ASA (NW)	420,800
		852,797
Real Estate Investment Trusts–0.5%		
75	Japan Retail Fund Investment Corporation (JA)	392,255

Shares		Market Value

Real Estate Management & Development–2.4%

7,974,000	Ayala Land, Inc. (PH)	$ 895,201
21,810,900	Filinvest Land, Inc. (PH)*	416,262
962,300	Glomac Berhad (MA)	425,438
220,575	Marylebone Warwick Balfour Group PLC (UK)*	222,031
		1,958,932

Regional Banks–0.6%

6,417,500	PT Bank Mandiri 144A (ID)*†	525,068

Restaurants–0.2%

619,450	Leon de Bruxelles (FR)*	163,612

Semiconductor Equipment–0.8%

88,825	Silicon-On-Insulator Technologies (FR)*	528,380
13,000	Tosei Engineering Corporation (JA)	123,748
		652,128

Semiconductors–3.8%

271,425	ARM Holdings PLC (UK)*	300,090
339,575	Dialog Semiconductor PLC (GE)*	620,032
21,800	Disco Corporation (JA)	836,960
50,600	ELMOS Semiconductor AG (GE)*	388,739
123,000	Malaysian Pacific Industries Berhad (MA)	466,105
69,000	New Japan Radio Company Limited (JA)	519,475
		3,131,401

Specialized Finance–0.5%

100	Banque Nationale de Belgique (BE)	428,227

Specialty Chemicals–0.5%

116,000	Chugoku Marine Paints Limited (JA)	396,086

Specialty Stores–0.5%

2,000	Valora Holding AG (SZ)	409,007

Steel–1.6%

1,816,000	Angang New Steel Company Limited Class H (CN)	402,878
2,666,000	Maanshan Iron and Steel Company Limited (CN) *	451,279
326,500	Nippon Yakin Kogyo Company Limited (JA)*	497,601
		1,351,758

Systems Software–0.4%

44,000	ILOG SA (FR)*	362,793

Thrifts & Mortgage Finance–0.4%

8,650	Entenial (FR)	358,596

Tires & Rubber–0.5%

91,140	Hankook Tire Company Limited (KR)	449,405

Non-income producing.

† Securities were acquired pursuant to Rule 144A and may be deemed to be restricted for resale.
See notes to financial statements.

Statement of Investments
June 30, 2003 *(unaudited) (continued)*

Shares		*Market Value*
Trading Companies & Distributors–0.6%		
417,000	Sumikin Bussan Corporation (JA)*	$ 472,305
Water Utilities–0.6%		
93,625	Athens Water Supply and Sewage Company (GR)	458,018
Wireless Telecommunication Services–2.5%		
31,100	Millicom International Cellular SA (LU)*	815,131
200	Okinawa Cellular Telephone Company (JA)	597,960
480,400	Total Access Communication Public Company Limited (TH)*	638,939
		2,052,030
Total Common Stocks (Foreign) (Cost–$76,642,537)		79,475,485
Rights and Warrants (Foreign)–0.1%		
Communications Equipment–0.1%		
292,431	Marconi PLC Warrants (UK)*	82,083
Total Rights and Warrants (Foreign) (Cost–$175,517)		82,083

Principal Amount		*Amortized Cost*
Corporate Short-Term Notes–3.6%		
Other Diversified Financial Services–3.6%		
$ 3,000,000	Merrill Lynch & Company 1.30% 7/1/03	$ 3,000,000
Total Corporate Short-Term Notes (Amortized Cost–$3,000,000)		3,000,000
Total Investments–100.5% (Total Cost–$79,818,054)		82,557,568
Other Assets and Liabilities–(0.5%)		(441,046)
Net Assets–100.0%		$82,116,522

* *Non-income producing.*
See notes to financial statements.

Assets

Investment securities, at cost	$	79,818,054
Investment securities, at market		82,557,568
Cash		273,267
Foreign currency (cost $1,653,512)		1,637,735
Receivables:		
Investment securities sold		6,097,890
Capital shares sold		76,127
Dividends		121,042
Other assets		58,992
Total Assets		90,822,621

Liabilities

Payables and other liabilities:		
Investment securities purchased		8,248,101
Capital shares redeemed		92,307
Advisory fees		68,820
Shareholder servicing fees		12,714
Accounting fees		6,882
Distribution fees		26,471
Custodian fees		31,538
Thailand taxes		111,719
Other		107,547
Total Liabilities		8,706,099
Net Assets	$	82,116,522

Net Assets consist of:

Capital (par value and paid-in surplus)	$	270,351,933
Undistributed net investment income		149,494
Accumulated net realized loss from security transactions (net of foreign taxes on Thailand investments of $252,282)		(191,132,519)
Net unrealized appreciation on investments and foreign currency translation		2,747,614
Total	$	82,116,522

See notes to financial statements.

Net Assets—Class A	$	10,718,094
Shares Outstanding—Class A		1,074,037
Net Asset Value, Redemption Price Per Share	$	9.98
Maximum offering price per share		
(net asset value plus sales charge of 5.75% of offering price)	$	10.59
Net Assets—Class B	$	13,586,120
Shares Outstanding—Class B		1,400,622
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	9.70
Net Assets—Class C	$	5,524,669
Shares Outstanding—Class C		570,661
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	9.68
Net Assets—Class F	$	51,895,495
Shares Outstanding—Class F		5,205,841
Net Asset Value, Offering and Redemption Price Per Share	$	9.97
Net Assets—Class R	$	45,696
Shares Outstanding—Class R		4,730
Net Asset Value, Offering and Redemption Price Per Share	$	9.66
Net Assets—Class T	$	346,448
Shares Outstanding—Class T		36,003
Net Asset Value, Redemption Price Per Share	$	9.62
Maximum offering price per share		
(net asset value plus sales charge of 4.50% of offering price)	$	10.07

See notes to financial statements.

STATEMENT OF OPERATIONS
For the six months ended June 30, 2003 *(unaudited)*

Investment Income:

Dividends	$ 1,203,135
Interest	25,947
Foreign taxes withheld	(95,260)
Total Investment Income	1,133,822

Expenses:

Advisory fees—Note 2	382,385
Shareholder servicing fees—Note 2	73,423
Accounting fees—Note 2	38,239
Distribution fees—Note 2	127,387
Transfer agency fees—Note 2	98,601
Registration fees	30,944
Postage and mailing expenses	9,652
Custodian fees and expenses—Note 2	189,230
Printing expenses	25,099
Legal and audit fees	13,613
Directors' fees and expenses—Note 2	9,922
Other expenses	21,357
Total Expenses	1,019,852
Earnings Credits	(2,201)
Reimbursed/Waived Expenses	(33,699)
Expense Offset to Broker Commissions	(1,460)
Net Expenses	982,492
Net Investment Income	151,330

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain (Loss) on:	
Security transactions (net of foreign taxes on Thailand investments of $252,282)	10,310,704
Foreign currency transactions	(73,878)
Net Realized Gain	10,236,826
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	5,564,266
Net Realized and Unrealized Gain	15,801,092
Net Increase in Net Assets Resulting from Operations	$ 15,952,422
Purchases of long-term securities	$257,173,777
Proceeds from sales of long-term securities	$268,017,575

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS
(unaudited)

	Six months ended 6/30/03	Year ended 12/31/02
Operations		
Net Investment Income (Loss)	$ 151,330	$ (1,023,871)
Net Realized Gain (Loss)	10,236,826	(12,388,968)
Net Change in Unrealized Appreciation/Depreciation	5,564,266	(2,075,681)
Net Increase (Decrease) in Net Assets Resulting from Operations	15,952,422	(15,488,520)
Capital Share Transactions		
Net Decrease—Note 4		
Class A	(753,924)	(2,916,773)
Class B	(1,716,491)	(4,098,985)
Class C	(789,080)	(2,563,176)
Class F	(9,059,300)	(17,949,856)
Class R	(36,271)	(21,426)
Class T	(104,311)	(148,171)
Net Decrease from Capital Share Transactions	(12,459,377)	(27,698,387)
Net Increase (Decrease) in Net Assets	3,493,045	(43,186,907)
Net Assets		
Beginning of period	$ 78,623,477	$121,810,384
End of period	$ 82,116,522	$ 78,623,477

See notes to financial statements.

22

FINANCIAL HIGHLIGHTS
(unaudited)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class A Shares				
Net Asset Value, beginning of period	$ 8.14	$ 9.68	$ 14.18	$ 22.93
Income from investment operations:				
Net investment loss....................	(0.01)	(0.16)	(0.14)	(0.13)
Net gains (losses) on securities (both realized and unrealized)	1.85	(1.38)	(4.36)	(6.65)
Total from investment operations.	1.84	(1.54)	(4.50)	(6.78)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	(1.97)
Net Asset Value, end of period.............	$ 9.98	$ 8.14	$ 9.68	$ 14.18
Total Return/Ratios				
Total return*	22.60%	(15.91%)	(31.74%)	(29.61%)
Net assets, end of period (000s).......	$10,718	$ 9,422	$14,033	$36,353
Net expenses to average net assets#,†..	2.46%**	2.24%	1.87%	1.59%
Gross expenses to average net assets#,†	2.46%**	2.24%	1.88%	1.61%
Net investment income (loss) to average net assets†	0.49%**	(0.80%)	(0.26%)	(0.80%)
Portfolio turnover rate@	583%	495%	704%	535%

 * Sales charges are not reflected in the total return.

** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

 † Certain fees were waived by the custodian for the six months ended June 30, 2003 and year ended December 31, 2002. Had these fees not been waived, the net expense ratios would have been 2.55% (2003) and 2.27% (2002). The gross expense ratios would have been 2.55% (2003) and 2.27% (2002). The net investment income (loss) ratios would have been 0.40% (2003) and (0.83%) (2002).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class B Shares				
Net Asset Value, beginning of period	$ 7.95	$ 9.54	$ 14.08	$ 22.93
Income from investment operations:				
Net investment loss...................	(0.12)	(0.29)	(0.18)	(0.23)
Net gains (losses) on securities (both realized and unrealized)	1.87	(1.30)	(4.36)	(6.65)
Total from investment operations.	1.75	(1.59)	(4.54)	(6.88)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	(1.97)
Net Asset Value, end of period.............	$ 9.70	$ 7.95	$ 9.54	$ 14.08
Total Return/Ratios				
Total return*	22.01%	(16.67%)	(32.24%)	(30.05%)
Net assets, end of period (000s).......	$13,586	$12,810	$19,661	$35,000
Net expenses to average net assets#,†..	3.31%**	3.09%	2.64%	2.35%
Gross expenses to average net assets#,†	3.32%**	3.09%	2.66%	2.38%
Net investment loss to average net assets†	(0.36%)**	(1.64%)	(1.06%)	(1.50%)
Portfolio turnover rate@	583%	495%	704%	535%

 * Sales charges are not reflected in the total return.

** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

 † Certain fees were waived by the custodian for the six months ended June 30, 2003 and year ended December 31, 2002. Had these fees not been waived, the net expense ratios would have been 3.40% (2003) and 3.12% (2002). The gross expense ratios would have been 3.41% (2003) and 3.12% (2002). The net investment loss ratios would have been (0.45%) (2003) and (1.67%) (2002).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class C Shares				
Net Asset Value, beginning of period	$ 7.93	$ 9.52	$ 14.06	$ 22.93
Income from investment operations:				
Net investment loss....................	(0.14)	(0.35)	(0.22)	(0.21)
Net gains (losses) on securities (both realized and unrealized)	1.89	(1.24)	(4.32)	(6.69)
Total from investment operations.	1.75	(1.59)	(4.54)	(6.90)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	(1.97)
Net Asset Value, end of period.............	$ 9.68	$ 7.93	$ 9.52	$ 14.06
Total Return/Ratios				
Total return*	22.07%	(16.70%)	(32.29%)	(30.13%)
Net assets, end of period (000s).......	$5,525	$ 5,268	$ 8,928	$17,925
Net expenses to average net assets#,†..	3.26%**	3.05%	2.65%	2.35%
Gross expenses to average net assets#,†	3.26%**	3.06%	2.67%	2.38%
Net investment loss to average net assets†	(0.31%)**	(1.58%)	(1.08%)	(1.50%)
Portfolio turnover rate@	583%	495%	704%	535%

 * Sales charges are not reflected in the total return.

 ** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

 † Certain fees were waived by the custodian for the six months ended June 30, 2003 and year ended December 31, 2002. Had these fees not been waived, the net expense ratios would have been 3.35% (2003) and 3.07% (2002). The gross expense ratios would have been 3.35% (2003) and 3.08% (2002). The net investment loss ratios would have been (0.40%) (2003) and (1.60%) (2002).

 @ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,				
		2002	2001	2000	1999	1998
Class F Shares						
Net Asset Value, beginning of period	$ 8.13	$ 9.67	$ 14.17	$ 22.93	$ 14.93	$ 13.64
Income from investment operations:						
Net investment loss	(0.12)	(0.23)	(0.22)	(0.19)	(0.11)	0.00
Net gains (losses) on securities (both realized and unrealized)	1.96	(1.31)	(4.28)	(6.60)	12.94	1.68
Total from investment operations.........	1.84	(1.54)	(4.50)	(6.79)	12.83	1.68
Less distributions:						
From net investment income	0.00	0.00	0.00	0.00	0.00	(0.01)
From net realized gains ...	0.00	0.00	0.00	(1.97)	(4.83)	(0.38)
Total distributions ...	0.00	0.00	0.00	(1.97)	(4.83)	(0.39)
Net Asset Value, end of period	$ 9.97	$ 8.13	$ 9.67	$ 14.17	$ 22.93	$ 14.93
Total Return/Ratios						
Total return	22.63%	(15.93%)	(31.76%)	(29.65%)	87.44%	12.50%
Net assets, end of period (000s)	$51,895	$50,742	$78,574	$182,036	$261,437	$124,572
Net expenses to average net assets#,†	2.33%**	2.18%	1.90%	1.59%	1.63%	1.52%
Gross expenses to average net assets#,†	2.33%**	2.18%	1.92%	1.61%	1.64%	1.54%
Net investment income (loss) to average net assets†	0.64%**	(0.74%)	(0.30%)	(0.88%)	(0.91%)	0.09%
Portfolio turnover rate@ ..	583%	495%	704%	535%	330%	34%

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were waived by the custodian for the six months ended June 30, 2003 and year ended December 31, 2002. Had these fees not been waived, the net expense ratios would have been 2.42% (2003) and 2.21% (2002). The gross expense ratios would have been 2.42% (2003) and 2.21% (2002). The net investment income (loss) ratios would have been 0.55% (2003) and (0.77%) (2002).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class R Shares				
Net Asset Value, beginning of period	$ 7.87	$ 9.56	$ 14.22	$ 22.93
Income from investment operations:				
Net investment income (loss)..........	0.08	(0.81)	(0.17)	(0.09)
Net gains (losses) on securities (both realized and unrealized)	1.71	(0.88)	(4.49)	(6.65)
Total from investment operations.	1.79	(1.69)	(4.66)	(6.74)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	(1.97)
Net Asset Value, end of period.............	$ 9.66	$ 7.87	$ 9.56	$ 14.22
Total Return/Ratios				
Total return	22.74%	(17.68%)	(32.77%)	(29.44%)
Net assets, end of period (000s).......	$ 46	$ 37	$ 76	$ 241
Net expenses to average net assets#,†..	2.38%**	3.91%	1.84%	1.31%
Gross expenses to average net assets#,†	2.39%**	3.94%	1.86%	1.33%
Net investment income (loss) to average net assets†	0.88%**	(2.20%)	(0.08%)	(0.55%)
Portfolio turnover rate@	583%	495%	704%	535%

** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

 † Certain fees were waived by the custodian or reimbursed by the management company for the six months ended June 30, 2003 and the years ended December 31, 2002 and 2001. Had these fees not been waived or reimbursed, the net expense ratios would have been 2.48% (2003), 4.62% (2002), and 2.76% (2001). The gross expense ratios would have been 2.49% (2003), 4.65% (2002), and 2.78% (2001). The net investment income (loss) ratios would have been 0.78% (2003), (2.91%) (2002), and (1.00%) (2001).

 @ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class T Shares				
Net Asset Value, beginning of period	$ 7.87	$ 9.50	$ 14.14	$ 22.93
Income from investment operations:				
Net investment loss....................	(0.17)	(0.45)	(0.22)	(0.16)
Net gains (losses) on securities (both realized and unrealized)	1.92	(1.18)	(4.42)	(6.66)
Total from investment operations.	1.75	(1.63)	(4.64)	(6.82)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	(1.97)
Net Asset Value, end of period.............	$ 9.62	$ 7.87	$ 9.50	$ 14.14
Total Return/Ratios				
Total return*	22.24%	(17.16%)	(32.82%)	(29.79%)
Net assets, end of period (000s).......	$ 346	$ 345	$ 538	$ 869
Net expenses to average net assets#,†..	3.12%**	4.03%	3.14%	1.84%
Gross expenses to average net assets#,†	3.13%**	4.03%	3.16%	1.87%
Net investment income (loss) to average net assets†	0.07%**	(2.69%)	(1.60%)	(1.00%)
Portfolio turnover rate@	583%	495%	704%	535%

* Sales charges are not reflected in the total return.

** Annualized.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were waived by the custodian for the six months ended June 30, 2003 and year ended December 31, 2002. Had these fees not been waived, the net expense ratios would have been 3.21% (2003) and 4.05% (2002). The gross expense ratios would have been 3.22% (2003) and 4.05% (2002). The net investment loss ratios would have been (0.02%) (2003) and (2.71%) (2002).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
June 30, 2003 *(unaudited)*

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Passport Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of NASDAQ and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund normally will invest a large portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at June 30, 2003 for settling foreign trades is listed on the Statement of Assets and Liabilities.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arise from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal

Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is a wholly-owned subsidiary of Mellon Bank N.A., which is a wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1% of the first $250 million of net assets, 0.80% of the next $250 million of net assets, and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation (an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through June 30, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2003, Class F shares were charged $12,278 and $26,862, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of The Dreyfus Corporation, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the six months ended June 30, 2003, Class F shares paid DTI and ITC $5,644 and $9,893, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares— The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.23 to $12.64, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the six months ended June 30, 2003 were as follows:

	Transfer Agency Fees Paid
Class A	$17,372
Class B	$29,342
Class C	$10,739
Class R	$ 270
Class T	$ 1,442

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2003, Class F shares were charged $61,200 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and Shareholder Servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the six months ended June 30, 2003, were as follows:

	Distribution Fees Paid	Shareholder Servicing Fees Paid
Class A	N/A	$11,918
Class B	$46,453	$15,484
Class C	$19,281	$ 6,428
Class T	$ 453	$ 453

During the six months ended June 30, 2003, DSC retained $4,828 and $37 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $79,895 and $493 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.10% of the average daily net assets of the Fund on the first $500 million, 0.065% of the average daily net assets of the Fund on the next $500 million, and 0.02% of the

average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A. serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2003, the Fund's portion of the fee waiver was $33,699. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses, and capital loss carryovers.

Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2002, represent capital loss carryovers that may be available to

offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2008 and December 31, 2010.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$199,680,397
Post-October Capital Loss Deferral...........................	$ 1,210,495
Post-October Currency Loss Deferral.........................	$ 1,893
Federal Tax Cost	$ 79,957,211
Gross Tax Appreciation of Investments	$ 5,384,679
Gross Tax Depreciation of Investments	$ (2,784,322)
Net Tax Appreciation...	$ 2,600,357

4. Fund Share Transactions

The Fund is authorized to issue 400 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended 6/30/03		Year ended 12/31/02	
	Shares	Amount	Shares	Amount
Class A				
Sold	1,470,573	$ 12,236,435	5,383,012	$ 50,430,851
Dividends or Distributions Reinvested................	0	$ 0	0	$ 0
Redeemed	(1,554,686)	$ (12,990,359)	(5,673,919)	$ (53,347,624)
Net Decrease	**(84,113)**	**$ (753,924)**	**(290,907)**	**$ (2,916,773)**
Class B				
Sold	15,750	$ 135,748	41,666	$ 391,779
Dividends or Distributions Reinvested................	0	$ 0	0	$ 0
Redeemed	(227,218)	$ (1,852,239)	(489,773)	$ (4,490,764)
Net Decrease	**(211,468)**	**$ (1,716,491)**	**(448,107)**	**$ (4,098,985)**

	Six months ended 6/30/03		Year ended 12/31/02	
	Shares	**Amount**	**Shares**	**Amount**
Class C				
Sold	750,180	$ 5,971,628	481,390	$ 4,684,798
Dividends or Distributions Reinvested................	0	$ 0	0	$ 0
Redeemed	(843,855)	$ (6,760,708)	(754,486)	$ (7,247,974)
Net Decrease	**(93,675)**	**$ (789,080)**	**(273,096)**	**$ (2,563,176)**
Class F				
Sold	2,341,034	$ 19,863,862	9,855,244	$ 92,121,343
Dividends or Distributions Reinvested................	0	$ 0	0	$ 0
Redeemed	(3,379,560)	$ (28,923,162)	(11,734,716)	$(110,071,199)
Net Decrease	**(1,038,526)**	**$ (9,059,300)**	**(1,879,472)**	**$ (17,949,856)**
Class R				
Sold	40,754	$ 335,000	315,313	$ 3,139,336
Dividends or Distributions Reinvested................	0	$ 0	0	$ 0
Redeemed	(40,754)	$ (371,271)	(318,502)	$ (3,160,762)
Net Decrease	**0**	**$ (36,271)**	**(3,189)**	**$ (21,426)**
Class T				
Sold	149,855	$ 1,164,172	371,045	$ 3,559,032
Dividends or Distributions Reinvested................	0	$ 0	0	$ 0
Redeemed	(157,674)	$ (1,268,483)	(383,873)	$ (3,707,203)
Net Decrease	**(7,819)**	**$ (104,311)**	**(12,828)**	**$ (148,171)**

5. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $75 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings is subject to the $75 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2003, there were no such borrowings.

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Dreyfus Founders Passport Fund

P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Investment Manager

Founders Asset Management LLC
A Mellon Financial Company^{SM}
2930 East Third Avenue
Denver, CO 80206

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

This report is authorized for distribution to prospective investors only if preceded or accompanied by a current prospectus, which contains more complete information including charges, expenses, and share classes. Please read the prospectus carefully before you invest or send money. Date of first use: August 28, 2003

Dreyfus Service Corporation, Distributor. © 2003 Founders Asset Management LLC.

A-636-PAS-03

Dreyfus Founders Worldwide Growth Fund

Investment Update

June 30, 2003

Dreyfus Founders Funds®
The Growth Specialists

Table of Contents

Paperless Delivery of this Report



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To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2003. The amounts of these holdings are included in the Statement of Investments.

• Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Management Overview

  

*A discussion with co-portfolio managers Remi J. Browne, CFA,
John B. Jares, CFA, and Daniel B. LeVan, CFA*

How did the Fund perform relative to its benchmark in the six months ended June 30?

It has been an interesting time period for world equity markets. After three years of negative returns, stocks have again begun to post positive numbers. On a Fund level, the Dreyfus Founders Worldwide Growth Fund gained ground during the period and posted a return[1] that was competitive with its benchmark, the Morgan Stanley Capital International (MSCI) World Index which gained 11.12%.

> *"The Fund's performance was driven primarily by strong stock selection in the healthcare and consumer discretionary sectors."*

What broad market factors most impacted the Fund's performance during the period?

The market experienced two distinct environments during the half, which separated neatly into calendar quarters. The first quarter experienced continued downshifting as geopolitical uncertainty in the Middle East and

---

[1] Excluding sales charges, which result in lower returns for certain share classes. Please see page 7 for Average Annual and Year-to-Date Total Returns for all share classes, including and excluding sales charges.

Performance Highlights

- The impressive mid-period rally continued to boost the market through the end of the June reporting period.
- Technology and telecommunications sectors performed well for both the market and the Fund.
- Changes made to the Fund upon its management shift showed positive results.
- Our strategy in the midst of economic and market changes remains constant as we dedicate ourselves to seeking the best growth companies through our bottom-up fundamentals-based research approach.

health concerns over the onset of Severe Acute Respiratory Syndrome (SARS) in Asia depressed equity prices. Both factors weighed heavily upon already stressed domestic and foreign equity markets. However, by the opening of the second quarter, expectations for an economic recovery and improving investor confidence helped advance performance, more than offsetting the declines experienced in the first quarter. The market remained, at the end of the period, on solid ground, posting substantial year-to-date returns.

Mr. Browne and Mr. LeVan, what changes were made to the international portion of the Fund after you became co-portfolio managers in March?
The international portion of the Fund was revamped upon our move into its management position. While we were familiar with many of the international names held in the Fund, we kept select names, but repositioned the international portion of the Fund to reflect our focus on companies with increasing business momentum and strong underlying growth relative to their valuation. We did increase the number of names in the portfolio, while reducing our weighted average price-to-earnings ratio and increasing our exposure to earnings growth.

What factors positively contributed to the Fund's performance during the six-month period?

Fund performance was primarily driven by strong stock selection in the healthcare and consumer discretionary sectors. In addition, good stock selection in the United States, Greece, the United Kingdom and Italy boosted the Fund's relative performance.

One of the Fund's stronger healthcare holdings, Canadian-based pharmaceutical company **Biovail Corporation**, was up 78% for the first half of the year, and contributed significantly to the Fund's overall performance. Biovail's strong performance was due in part to positive news the company released concerning several drugs in their pipeline.

Largest Equity Holdings (country of origin; ticker symbol)	
1. Estée Lauder Companies, Inc. (United States; EL)	2.79%
2. General Electric Company (United States; GE)	2.46%
3. Best Buy Company, Inc. (United States; BBY)	2.08%
4. Pfizer, Inc. (United States; PFE)	2.06%
5. Royal Caribbean Cruises Limited (United States; RCL)	1.87%
6. MBNA Corporation (United States; KRB)	1.79%
7. Smith International, Inc. (United States; SII)	1.51%
8. Tiffany & Company (United States; TIF)	1.43%
9. Wal-Mart Stores, Inc. (United States; WMT)	1.31%
10. Vodafone Group PLC (United Kingdom; VOD)	1.30%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Another global leader that was a major positive contributor to the Fund was German software company **SAP AG**. A multinational company with a leading position in the enterprise software business, SAP reported strong first quarter numbers in the beginning of April. This increase in



Growth of $10,000 Investment

■ **Dreyfus Founders Worldwide Growth Fund-Class F**
■ **MSCI World Index**

$17,702
$14,189

Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Worldwide Growth Fund on 6/30/93 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.

The Morgan Stanley Capital International (MSCI) World Index is an arithmetical average of the performance of selected securities listed on the stock exchanges of the United States, Europe, Canada, Australia, New Zealand, and the Far East. Total return figures for this index assume change in share price and reinvestment of dividends after the deduction of local taxes, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

performance was attributable to its license business exceeding expectations, as well as positive growth in U.S. markets. The company was also able to reduce costs significantly, which helped expand its operating margins.

In the Fund's domestic holdings, we saw excellent returns in the consumer-related sectors. Holdings such as **Best Buy Company, Inc.**, the leading retailer of consumer electronics, and **Estée Lauder Companies, Inc.**,

Average Annual and Year-to-Date Total Return as of 6/30/03

	Year-to-Date[†]	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)					
With sales charge (5.75%)	6.00%	(10.09%)	—	—	(21.06%)
Without sales charge	12.50%	(4.59%)	—	—	(19.71%)
Class B Shares (12/31/99)					
With redemption*	8.07%	(9.09%)	—	—	(20.85%)
Without redemption	12.07%	(5.31%)	—	—	(20.30%)
Class C Shares (12/31/99)					
With redemption**	11.19%	(6.15%)	—	—	(20.72%)
Without redemption	12.19%	(5.20%)	—	—	(20.72%)
Class F Shares (12/31/89)	12.61%	(4.58%)	(7.99%)	3.56%	5.80%
Class R Shares (12/31/99)	12.80%	(4.03%)	—	—	(19.31%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	6.78%	(11.18%)	—	—	(22.06%)
Without sales charge	11.79%	(6.96%)	—	—	(21.03%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limits for certain share classes, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. Investments in foreign securities may entail unique risks, including political, market, and currency risks.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

[†]Total return is not annualized.

the manufacturer and distributor of cosmetics and fragrances, benefited from an increase in consumer spending during the period and posted strong gains. Another standout performer that benefited from this spending trend was credit-card issuer, **MBNA Corporation**.

What were the largest hindrances to the Fund's performance?

Disappointments in a few major holdings and weak stock selection in France, Japan and Switzerland hampered Fund performance. For example, some of our positions in the information technology and financials sectors, including India's Satyam Computer Services Limited and Britain's Amvescap PLC, were detrimental to the Fund. Both of these international holdings were sold once our combined tenure began.



Portfolio Composition

53.51%	United States
10.57%	United Kingdom
8.33%	Japan
3.14%	Germany
2.99%	France
2.72%	Canada
2.71%	Switzerland
1.70%	Spain
2.83%	Cash & Equivalents
11.50%	Other Countries

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

On the domestic front, **Johnson & Johnson** was a notable underperformer during the period as the company grappled with competition in some of its larger, more profitable products. Soft drink bottler Coca-Cola Enterprises, Inc. also posted poor results, which put an additional drag on the Fund's performance.

As we move into the second half of 2003, our strategy remains consistent. We will continue to rely on our bottom-up research process to seek companies throughout the world that we believe are capable of posting strong future revenue and earnings growth at valuations that make sense.

Remi J. Browne, CFA
Co-Portfolio Manager

John B. Jares, CFA
Co-Portfolio Manager

Daniel B. LeVan, CFA
Co-Portfolio Manager

Shares		Market Value
Common Stocks (Domestic)–53.5%		
Airlines–2.0%		
23,050	Delta Air Lines, Inc.	$ 338,374
39,300	Northwest Airlines Corporation Class A*	443,697
48,875	Southwest Airlines Company	840,650
		1,622,721
Application Software–0.4%		
17,875	PeopleSoft, Inc.*	314,421
Asset Management & Custody Banks–1.5%		
8,325	Bank of New York Company, Inc.	239,344
58,200	Janus Capital Group, Inc.	954,480
		1,193,824
Biotechnology–0.7%		
10,125	Gilead Sciences, Inc.*	562,748
Broadcasting & Cable TV–2.3%		
10,000	Clear Channel Communications, Inc.*	423,900
35,075	Comcast Corporation Special Class A*	1,011,212
13,875	Cox Communications, Inc.*	442,613
		1,877,725
Communications Equipment–0.7%		
35,375	Cisco Systems, Inc.*	590,409
Computer & Electronics Retail–2.1%		
38,237	Best Buy Company, Inc.*	1,679,369
Computer Hardware–1.2%		
11,525	International Business Machines Corporation	950,813
Consumer Finance–1.8%		
69,525	MBNA Corporation	1,448,901

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GR	Greece	NW	Norway
AT	Austria	HK	Hong Kong	PH	Philippines
BA	Barbados	ID	Indonesia	PU	Puerto Rico
BD	Bermuda	IE	Ireland	SG	Singapore
BE	Belgium	IS	Israel	SP	Spain
CA	Canada	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	LU	Luxembourg	UK	United Kingdom
FR	France	MA	Malaysia	VI	Virgin Islands
GE	Germany	NE	Netherlands		

Shares		Market Value

Data Processing & Outsourced Services–2.2%

17,750	First Data Corporation	$ 735,560
29,000	Fiserv, Inc.*	1,032,690
		1,768,250

Diversified Banks–2.2%

12,500	Bank of America Corporation	987,875
15,125	Wells Fargo & Company	762,300
		1,750,175

Food Retail–1.1%

41,550	Safeway, Inc.*	850,113

Gas Utilities–1.1%

16,325	Kinder Morgan, Inc.	892,161

Healthcare Equipment–1.3%

16,500	Boston Scientific Corporation*	1,008,150

Healthcare Services–0.7%

22,900	Caremark Rx, Inc.*	588,072

Home Improvement Retail–1.2%

28,300	Home Depot, Inc.	937,296

Household Products–0.9%

13,000	Colgate-Palmolive Company	753,350

Hypermarkets & Super Centers–1.3%

19,750	Wal-Mart Stores, Inc.	1,059,983

Industrial Conglomerates–2.7%

69,325	General Electric Company	1,988,241
4,650	Ingersoll-Rand Company Class A	220,038
		2,208,279

Industrial Gases–0.6%

8,000	Praxair, Inc.	480,800

Industrial Machinery–0.7%

8,825	Illinois Tool Works, Inc.	581,126

Investment Banking & Brokerage–0.6%

6,125	Goldman Sachs Group, Inc.	512,969

Leisure Facilities–1.9%

65,100	Royal Caribbean Cruises Limited	1,507,716

Movies & Entertainment–0.3%

6,325	Viacom, Inc. Class B*	276,150

Oil & Gas Drilling–0.2%

7,900	GlobalSantaFe Corporation	184,386

Non-income producing.
See notes to financial statements.

Shares		Market Value
Oil & Gas Equipment & Services–1.5%		
33,275	Smith International, Inc.*	$ 1,222,524
Other Diversified Financial Services–1.1%		
21,583	Citigroup, Inc.	923,752
Personal Products–2.8%		
67,175	Estée Lauder Companies, Inc. Class A	2,252,378
Pharmaceuticals–3.5%		
4,775	Forest Laboratories, Inc.*	261,431
16,475	Johnson & Johnson	851,758
48,612	Pfizer, Inc.	1,660,100
		2,773,289
Railroads–0.5%		
7,025	Union Pacific Corporation	407,591
Semiconductor Equipment–1.2%		
11,300	KLA-Tencor Corporation*	525,337
12,525	Novellus Systems, Inc.*	458,678
		984,015
Semiconductors–3.1%		
13,375	Altera Corporation*	219,350
32,050	Intel Corporation	666,127
30,350	Linear Technology Corporation	977,574
11,575	Maxim Integrated Products, Inc.*	395,749
9,450	Xilinx, Inc.*	239,180
		2,497,980
Soft Drinks–1.0%		
17,275	Coca-Cola Company	801,733
Specialty Stores–1.4%		
35,225	Tiffany & Company	1,151,153
Systems Software–5.7%		
28,875	Adobe Systems, Inc.	926,021
57,975	BMC Software, Inc.*	946,732
34,400	Microsoft Corporation	880,984
84,600	Oracle Corporation*	1,016,892
28,125	VERITAS Software Corporation*	806,344
		4,576,973
Total Common Stocks (Domestic)		
(Cost– $37,359,358)		43,191,295

Shares		Market Value
Common Stocks (Foreign)–43.7%		
Application Software–1.2%		
7,800	Cognos, Inc. (CA)*	$ 209,351
6,600	SAP AG (GE)	773,082
		982,433
Auto Parts & Equipment–0.5%		
8,400	Canadian Tire Corporation Limited Class A (CA)	200,913
11,000	Nok Corporation (JA)	182,669
		383,582
Automobile Manufacturers–1.0%		
51,600	Nissan Motor Company Limited (JA)	493,332
7,100	PSA Peugeot Citroen (FR)	344,890
		838,222
Biotechnology–0.2%		
2,900	Actelion Limited (SZ)*	193,119
Brewers–0.7%		
30,000	Fraser & Neave Limited (SG)	146,508
20,000	Kirin Brewery Company Limited (JA)	140,579
65,100	Lion Nathan Limited (AU)	234,012
		521,099
Broadcasting & Cable TV–0.2%		
57,500	Seven Network Limited (AU)	183,170
Commercial Printing–0.3%		
19,000	Dai Nippon Printing Company Limited (JA)	200,958
Communications Equipment–0.6%		
16,300	Nokia Oyj (FI)	268,422
82,100	Nortel Networks Corporation (CA)*	219,932
		488,354
Computer Storage & Peripherals–0.4%		
9,100	Logitech International SA (SZ)*	341,292
Construction & Engineering–0.5%		
8,600	ACS, Actividades de Construccion y Servicios SA (SP)	366,893
Construction Materials–0.2%		
50,500	Boral Limited (AU)*	171,370
Consumer Electronics–0.7%		
7,700	Pioneer Corporation (JA)	173,142
30,000	Sharp Corporation (JA)	385,009
		558,151

* *Non-income producing.*
See notes to financial statements.

Shares		Market Value
Consumer Finance–0.2%		
37,200	Bradford & Bingley PLC (UK)	$ 192,906
Diversified Banks–7.0%		
10,700	ABN AMRO Holding NV (NE)	204,588
14,100	Alliance & Leicester PLC (UK)	193,119
38,000	Alpha Bank AE (GR)	662,425
42,400	Anglo Irish Bank Corporation PLC (IE)	374,920
90,302	Banca Intesa SPA (IT)	288,805
51,071	Barclays PLC (UK)	379,240
10,589	BNP Paribas SA (FR)	538,084
52,500	HBOS PLC (UK)	679,641
7,600	Jyske Bank SA (DE)*	306,579
69	Mitsubishi Tokyo Financial Group, Inc. (JA)	312,030
25,088	Royal Bank of Scotland Group PLC (UK)	703,789
17,400	Skandinaviska Enskilda Banken (SW)	177,154
2,800	Societe Generale (FR)	177,492
50,632	Standard Chartered PLC (UK)	614,937
		5,612,803
Diversified Capital Markets–0.3%		
3,744	UBS AG (SZ)	208,276
Diversified Chemicals–0.4%		
6,600	BASF AG (GE)	280,811
Diversified Metals & Mining–0.2%		
33,800	BHP Billiton PLC (UK)	177,924
Electric Utilities–1.0%		
6,900	E.ON AG (GE)	353,795
15,973	Endesa SA (SP)	267,440
4,700	Fortis, Inc. (CA)	204,077
		825,312
Electrical Components & Equipment–0.3%		
29,000	Sumitomo Electric Industries Limited (JA)	211,809
Electronic Equipment Manufacturers–0.4%		
1,700	Keyence Corporation (JA)	311,472
Food Retail–0.5%		
6,900	Delhaize Group (BE)	209,979
16,100	Metro, Inc. (CA)	232,827
		442,806
Healthcare Distributors–0.2%		
8,100	Suzuken Company Limited (JA)	192,255
Healthcare Equipment–0.3%		
8,200	Getinge AB Class B (SW)	217,679
Home Furnishings–0.3%		
6,300	Hunter Douglas NV (NE)	209,807

Shares		Market Value
Homebuilding–0.2%		
26,600	Barratt Developments PLC (UK)	$ 189,624
Household Products–0.5%		
21,350	Reckitt Benckiser PLC (UK)	391,769
Housewares & Specialties–0.4%		
7,600	Citizen Electronics Company Limited (JA)	331,659
Hypermarkets & Super Centers–0.3%		
6,800	Metro AG (GE)	216,385
Industrial Conglomerates–0.8%		
17,200	DCC PLC (IE)	231,098
39,000	Hutchison Whampoa Limited (HK)	237,558
71,700	Keppel Corporation Limited (SG)	199,506
		668,162
Industrial Machinery–0.3%		
7,400	Saurer AG (SZ)*	202,141
Integrated Oil & Gas–2.0%		
94,942	BP PLC (UK)	658,406
1,300	OMV AG (AT)	156,185
22,000	Repsol YPF SA (SP)	356,729
51,300	Shell Transport & Trading Company PLC (UK)	338,614
601	Total SA (FR)	90,826
		1,600,760
Integrated Telecommunication Services–2.7%		
116,000	BT Group PLC (UK)	390,017
14,100	Deutsche Telekom AG (GE)*	214,706
35,700	Koninklijke NV (NE)*	252,950
9,500	NetCom AB Class B (SW)*	353,065
75	Nippon Telegraph & Telephone Corporation (JA)	294,191
11,000	TDC AS Class B (DE)	328,975
83,000	TeliaSonera AB (SW)	344,239
		2,178,143
IT Consulting & Other Services–1.6%		
46,400	Accenture Limited Class A ADR (BD)*	839,376
12,300	Cap Gemini SA (FR)	436,743
		1,276,119
Leisure Products–0.5%		
10,600	Bandai Company Limited (JA)	404,314
Office Electronics–0.7%		
13,000	Canon, Inc. (JA)	596,544

Non-income producing.
See notes to financial statements.

Shares		Market Value
Oil & Gas Drilling–0.4%		
46,300	Saipem SPA (IT)	$ 346,665
4,825	Nabors Industries Limited (BA)*	190,829
		537,494
Oil & Gas Equipment & Services–0.3%		
11,400	ProSafe ASA (NW)*	206,888
Oil & Gas Exploration & Production–0.7%		
40,200	Cairn Energy PLC (UK)*	202,990
10,100	Eni SPA (IT)	152,753
7,600	Penn West Petroleum Limited (CA)*	243,303
		599,046
Packaged Foods & Meats–0.8%		
20,000	Nisshin Seifun Group, Inc. (JA)	142,078
94,300	Parmalat Finaziaria SPA (IT)	296,718
26,900	Viscofan SA (SP)	209,442
		648,238
Pharmaceuticals–4.9%		
4,600	Altana AG (GE)	287,896
7,100	AstraZeneca Group PLC (UK)	284,703
5,763	Biovail Corporation (CA)*	271,207
47,900	Galen Holdings PLC (UK)	411,418
23,452	GlaxoSmithKline PLC (UK)	473,297
19,188	Novartis AG (SZ)	759,304
13,000	Ono Pharmaceuticals Company Limited (JA)	402,748
5,975	Sanofi-Synthelabo SA (FR)	349,937
27,000	Shire Pharmaceuticals Group PLC (UK)*	178,218
14,000	Takeda Chemical Industries Limited (JA)	516,511
		3,935,239
Precious Metals & Minerals–0.3%		
17,300	ThyssenKrupp AG (GE)	198,271
Property & Casualty Insurance–0.8%		
17,900	Kingsway Financial Services, Inc. (CA)*	215,385
68,000	QBE Insurance Group Limited (AU)	425,029
		640,414
Publishing–0.3%		
27,700	Johnston Press PLC (UK)	197,982
Railroads–0.5%		
8,300	Canadian National Railway Company (CA)	400,558
Real Estate Investment Trusts–0.3%		
110	Sumitomo Mitsui Financial Group, Inc. (JA)	240,017

Shares		Market Value

Real Estate Management & Development–1.8%

55,300	Cheung Kong (Holdings) Limited (CN)	$ 332,590
197,000	Henderson Investment Limited (HK)	189,469
22,302	Inmobiliaria Urbis SA (SP)	171,849
15,000	Land Securities PLC (UK)	193,441
41,000	Mitsui Fudosan Company Limited (JA)	261,895
4,900	Wereldhave NV (NE)	308,079
		1,457,323

Semiconductors–0.7%

6,775	Marvell Technology Group Limited (BD)*	232,857
15,400	Micronas Semiconductor Holding AG (SZ)*	310,388
		543,245

Soft Drinks–0.1%

8,000	Kirin Beverage Corporation (JA)	120,192

Specialty Chemicals–0.2%

2,900	Ciba Specialty Chemicals AG (SZ)*	175,563

Thrifts & Mortgage Finance–0.5%

38,000	Northern Rock PLC (UK)	447,096

Tires & Rubber–0.3%

9,900	Continental AG (GE)	207,823

Trading Companies & Distributors–0.4%

42,000	Mitsubishi Corporation (JA)	291,368

Trucking–0.3%

37,000	Seino Transportation Company Limited (JA)	211,693

Water Utilities–0.2%

26,700	Kelda Group PLC (UK)	188,354

Wireless Telecommunication Services–2.3%

79	KDDI Corporation (JA)	305,934
53,800	Orange SA (FR)*	477,577
535,475	Vodafone Group PLC (UK)	1,047,081
		1,830,592

Total Common Stocks (Foreign)
(Cost–$30,737,052) ... 35,245,519

---

* Non-income producing.
  See notes to financial statements.

STATEMENT OF INVESTMENTS
June 30, 2003 *(unaudited) (continued)*

Principal Amount	Amortized Cost
Corporate Short-Term Notes–3.2%	
Other Diversified Financial Services–3.2%	
$2,600,000 Merrill Lynch & Company	
1.30% 7/1/03	$ 2,600,000
Total Corporate Short-Term Notes (Amortized Cost–$2,600,000)..	2,600,000
Total Investments–100.4% (Total Cost–$70,696,410)	81,036,814
Other Assets and Liabilities–(0.4%)	(317,842)
Net Assets–100.0%...	$80,718,972

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
June 30, 2003 *(unaudited)*

Assets

Investment securities, at cost	$ 70,696,410
Investment securities, at market	81,036,814
Cash	156,246
Foreign currency (cost $242,802)	241,919
Receivables:	
Investment securities sold	1,124,773
Capital shares sold	3,696
Dividends	58,517
From transfer agent	1,644
Other assets	71,349
Total Assets	82,694,958

Liabilities

Payables and other liabilities:	
Investment securities purchased	1,745,533
Capital shares redeemed	32,919
Advisory fees	67,711
Shareholder servicing fees	9,648
Accounting fees	5,180
Distribution fees	16,891
Custodian fees	6,568
Other	91,536
Total Liabilities	1,975,986
Net Assets	$ 80,718,972

Net Assets consist of:

Capital (par value and paid-in surplus)	$161,938,727
Undistributed net investment income	16,175
Accumulated net realized loss from security transactions (net of foreign taxes on Indian investments of $59,092)	(91,581,201)
Net unrealized appreciation on investments and foreign currency translation	10,345,271
Total	$ 80,718,972

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
June 30, 2003 *(unaudited) (continued)*

Net Assets—Class A	$	511,674
Shares Outstanding—Class A		54,666
Net Asset Value, Redemption Price Per Share	$	9.36
Maximum offering price per share		
(net asset value plus sales charge of 5.75% of offering price)	$	9.93
Net Assets—Class B	$	1,548,657
Shares Outstanding—Class B		170,088
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	9.10
Net Assets—Class C	$	232,560
Shares Outstanding—Class C		26,051
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	8.93
Net Assets—Class F		$61,966,520
Shares Outstanding—Class F		6,604,310
Net Asset Value, Offering and Redemption Price Per Share	$	9.38
Net Assets—Class R		$16,408,825
Shares Outstanding—Class R		1,723,585
Net Asset Value, Offering and Redemption Price Per Share	$	9.52
Net Assets—Class T	$	50,736
Shares Outstanding—Class T		5,750
Net Asset Value, Redemption Price Per Share	$	8.82
Maximum offering price per share		
(net asset value plus sales charge of 4.50% of offering price)	$	9.24

See notes to financial statements.

STATEMENT OF OPERATIONS
For the six months ended June 30, 2003 *(unaudited)*

Investment Income:

Dividends	$ 793,094
Interest	15,975
Foreign taxes withheld	(66,394)
Total Investment Income	742,675

Expenses:

Advisory fees—Note 2	373,950
Shareholder servicing fees—Note 2	61,221
Accounting fees—Note 2	28,674
Distribution fees—Note 2	78,756
Transfer agency fees—Note 2	54,077
Registration fees	29,893
Postage and mailing expenses	11,896
Custodian fees and expenses—Note 2	39,409
Printing expenses	22,160
Legal and audit fees	7,934
Directors' fees and expenses—Note 2	8,718
Other expenses	20,330
Total Expenses	737,018
Earnings Credits	(1,013)
Reimbursed/Waived Expenses	(6,501)
Expense Offset to Broker Commissions	(3,004)
Net Expenses	726,500
Net Investment Income	16,175

**Realized and Unrealized Gain (Loss) on
Security Transactions and Foreign Currency Transactions**

Net Realized Gain (Loss) on:

Security transactions (net of foreign taxes on Indian investments of $59,092)	(7,371,859)
Foreign currency transactions	3,286
Net Realized Loss	(7,368,573)
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	16,390,671
Net Realized and Unrealized Gain	9,022,098
Net Increase in Net Assets Resulting from Operations	$ 9,038,273
Purchases of long-term securities	$59,647,602
Proceeds from sales of long-term securities	$62,661,515

See notes to financial statements.

(unaudited)

	Six months ended 6/30/03	Year ended 12/31/02
Operations		
Net Investment Income (Loss)	$ 16,175	$ (493,713)
Net Realized Loss	(7,368,573)	(21,248,091)
Net Change in Unrealized Appreciation/Depreciation	16,390,671	(11,501,638)
Net Increase (Decrease) in Net Assets Resulting from Operations	9,038,273	(33,243,442)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(110,347)	(185,979)
Class B	(80,441)	(3,433)
Class C	(15,459)	(61,045)
Class F	(4,815,878)	(14,839,943)
Class R	486,547	225,695
Class T	(1,835)	(19,951)
Net Decrease from Capital Share Transactions.................	(4,537,413)	(14,884,656)
Net Increase (Decrease) in Net Assets	4,500,860	(48,128,098)
Net Assets		
Beginning of period	$76,218,112	$124,346,210
End of period	$80,718,972	$ 76,218,112

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	**2001**	**2000**
Class A Shares				
Net Asset Value, beginning of period .	$ 8.32	$ 11.71	$ 15.78	$ 25.18
Income from investment operations:				
Net investment loss	(0.07)	(0.15)	(0.09)	(0.09)
Net gains (losses) on securities (both realized and unrealized) .	1.11	(3.24)	(3.98)	(5.44)
Total from investment operations	1.04	(3.39)	(4.07)	(5.53)
Less distributions:				
From net investment income.....	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.87)
Total distributions...........	0.00	0.00	0.00	(3.87)
Net Asset Value, end of period	$ 9.36	$ 8.32	$ 11.71	$ 15.78
Total Return/Ratios				
Total return*	12.50%	(28.95%)	(25.79%)	(21.82%)
Net assets, end of period (000s) .	$ 512	$ 543	$ 1,003	$ 800
Net expenses to average net assets#,†	2.02%**	2.06%	2.09%	1.41%
Gross expenses to average net assets#,†	2.02%**	2.06%	2.10%	1.43%
Net investment loss to average net assets†	(0.03%)**	(0.77%)	(0.96%)	(0.35%)
Portfolio turnover rate@..........	172%	211%	145%	210%

  * Sales charges are not reflected in the total return.

** Annualized.

  # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

  † Certain fees were waived by the custodian for the six months ended June 30, 2003. Had these fees not been waived, the net expense ratio would have been 2.03%. The gross expense ratio would have been 2.03%. The net investment loss ratio would have been (0.04%).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class B Shares				
Net Asset Value, beginning of period .	$ 8.12	$ 11.52	$ 15.57	$ 25.18
Income from investment operations:				
Net investment loss	(0.06)	(0.14)	(0.15)	(0.11)
Net gains (losses) on securities (both realized and unrealized) .	1.04	(3.26)	(3.90)	(5.63)
Total from investment operations	0.98	(3.40)	(4.05)	(5.74)
Less distributions:				
From net investment income.....	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.87)
Total distributions...........	0.00	0.00	0.00	(3.87)
Net Asset Value, end of period	$ 9.10	$ 8.12	$ 11.52	$ 15.57
Total Return/Ratios				
Total return*	12.07%	(29.51%)	(26.01%)	(22.67%)
Net assets, end of period (000s) .	$ 1,549	$ 1,459	$ 2,089	$ 2,329
Net expenses to average net assets#,†	2.81%**	2.70%	2.53%	2.21%
Gross expenses to average net assets#,†	2.81%**	2.71%	2.54%	2.25%
Net investment loss to average net assets†	(0.82%)**	(1.41%)	(1.43%)	(1.40%)
Portfolio turnover rate@..........	172%	211%	145%	210%

  * Sales charges are not reflected in the total return.

** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

 † Certain fees were waived by the custodian for the six months ended June 30, 2003. Had these fees not been waived, the net expense ratio would have been 2.83%. The gross expense ratio would have been 2.83%. The net investment loss ratio would have been (0.84%).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class C Shares				
Net Asset Value, beginning of period .	$ 7.96	$ 11.34	$ 15.56	$ 25.18
Income from investment operations:				
Net investment loss	(0.08)	(0.30)	(0.30)	(0.11)
Net gains (losses) on securities (both realized and unrealized) .	1.05	(3.08)	(3.92)	(5.64)
Total from investment operations	0.97	(3.38)	(4.22)	(5.75)
Less distributions:				
From net investment income.....	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.87)
Total distributions...........	0.00	0.00	0.00	(3.87)
Net Asset Value, end of period	$ 8.93	$ 7.96	$ 11.34	$ 15.56
Total Return/Ratios				
Total return*	12.19%	(29.81%)	(27.12%)	(22.70%)
Net assets, end of period (000s) .	$ 233	$ 218	$ 380	$ 375
Net expenses to average net assets#,†	2.86%**	3.33%	4.17%	2.21%
Gross expenses to average net assets#,†	2.87%**	3.33%	4.18%	2.25%
Net investment loss to average net assets,†	(0.97%)**	(2.05%)	(3.07%)	(1.31%)
Portfolio turnover rate@.........	172%	211%	145%	210%

* Sales charges are not reflected in the total return.

** Annualized.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were waived by the custodian or reimbursed by the management company for the six months ended June 30, 2003 and year ended December 31, 2002. Had these fees not been waived or reimbursed, the net expense ratios would have been 2.88% (2003) and 3.40% (2002). The gross expense ratios would have been 2.89% (2003) and 3.40% (2002). The net investment loss ratios would have been (0.99%) (2003) and (2.12%) (2002).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Financial Highlights

(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,				
		2002	2001	2000	1999	1998
Class F Shares						
Net Asset Value, beginning of period	$ 8.33	$ 11.72	$ 15.69	$ 25.17	$ 22.06	$ 21.11
Income from investment operations:						
Net investment income (loss)	(0.04)	(0.13)	(0.14)	(0.16)	(0.06)	0.08
Net gains (losses) on securities (both realized and unrealized)	1.09	(3.26)	(3.83)	(5.45)	10.11	1.90
Total from investment operations	1.05	(3.39)	(3.97)	(5.61)	10.05	1.98
Less distributions:						
From net investment income	0.00	0.00	0.00	0.00	0.00	(0.09)
From net realized gains	0.00	0.00	0.00	(3.87)	(6.94)	(0.94)
Total distributions	0.00	0.00	0.00	(3.87)	(6.94)	(1.03)
Net Asset Value, end of period ..	$ 9.38	$ 8.33	$ 11.72	$ 15.69	$ 25.17	$ 22.06
Total Return/Ratios						
Total return	12.61%	(28.92%)	(25.30%)	(22.14%)	48.78%	9.63%
Net assets, end of period (000s)	$61,967	$59,890	$101,592	$176,405	$284,839	$272,053
Net expenses to average net assets#,†	2.02%**	1.84%	1.60%	1.52%	1.53%	1.47%
Gross expenses to average net assets#,†	2.02%**	1.84%	1.61%	1.54%	1.55%	1.49%
Net investment income (loss) to average net assets†	(0.03%)**	(0.55%)	(0.50%)	(0.67%)	(0.27%)	0.33%
Portfolio turnover rate@	172%	211%	145%	210%	157%	86%

** Annualized.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were waived by the custodian for the six months ended June 30, 2003. Had these fees not been waived, the net expense ratio would have been 2.04%. The gross expense ratio would have been 2.04%. The net investment loss ratio would have been (0.05%).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class R Shares				
Net Asset Value, beginning of period .	$ 8.44	$ 11.81	$ 15.75	$ 25.18
Income from investment operations:				
Net investment income (loss)	0.02	(0.01)	(0.02)	0.00+
Net gains (losses) on securities (both realized and unrealized) .	1.06	(3.36)	(3.92)	(5.56)
Total from investment operations	1.08	(3.37)	(3.94)	(5.56)
Less distributions:				
From net investment income.....	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.87)
Total distributions...........	0.00	0.00	0.00	(3.87)
Net Asset Value, end of period	$ 9.52	$ 8.44	$ 11.81	$ 15.75
Total Return/Ratios				
Total return	12.80%	(28.54%)	(25.02%)	(21.94%)
Net assets, end of period (000s) .	$16,409	$14,060	$19,193	$27,611
Net expenses to average net assets#,†	1.53%**	1.41%	1.24%	1.22%
Gross expenses to average net assets#,†	1.53%**	1.41%	1.25%	1.26%
Net investment income (loss) to average net assets†	0.46%**	(0.13%)	(0.14%)	(0.49%)
Portfolio turnover rate@..........	172%	211%	145%	210%

+ Net investment loss for the year ended December 31, 2000 aggregated less than $0.01 on a per share basis.

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were waived by the custodian for the six months ended June 30, 2003. Had these fees not been waived, the net expense ratio would have been 1.55%. The gross expense ratio would have been 1.55%. The net investment income ratio would have been 0.44%.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class T Shares				
Net Asset Value, beginning of period .	$ 7.89	$ 11.46	$ 15.65	$ 25.18
Income from investment operations:				
Net investment loss	(0.09)	(0.59)	(0.26)	(0.06)
Net gains (losses) on securities (both realized and unrealized) .	1.02	(2.98)	(3.93)	(5.60)
Total from investment operations	0.93	(3.57)	(4.19)	(5.66)
Less distributions:				
From net investment income.....	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.87)
Total distributions...........	0.00	0.00	0.00	(3.87)
Net Asset Value, end of period	$ 8.82	$ 7.89	$ 11.46	$ 15.65
Total Return/Ratios				
Total return*	11.79%	(31.15%)	(26.77%)	(22.34%)
Net assets, end of period (000s) .	$ 51	$ 47	$ 90	$ 48
Net expenses to average net assets#,†	3.24%**	4.60%	3.74%	1.72%
Gross expenses to average net assets#,†	3.24%**	4.60%	3.75%	1.76%
Net investment loss to average net assets†	(1.26%)**	(2.88%)	(2.72%)	(0.76%)
Portfolio turnover rate@..........	172%	211%	145%	210%

  * Sales charges are not reflected in the total return.

 ** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

 † Certain fees were waived by the custodian or reimbursed by the management company for the six months ended June 30, 2003 and the years ended December 31, 2002 and 2001. Had these fees not been waived or reimbursed, the net expense ratios would have been 3.26% (2003), 5.48% (2002), and 10.01% (2001). The gross expense ratios would have been 3.26% (2003), 5.48% (2002), and 10.02% (2001). The net investment loss ratios would have been (1.28%) (2003), (3.76%) (2002), and (8.99%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Notes to Financial Statements
June 30, 2003 *(unaudited)*

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Worldwide Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Securities Valuation—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of NASDAQ and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund normally will invest a large portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at June 30, 2003 for settling foreign trades is listed on the Statement of Assets and Liabilities.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arise from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal

Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is a wholly-owned subsidiary of Mellon Bank N.A., which is a wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1% of the first $250 million of net assets, 0.80% of the next $250 million of net assets, and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation (an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through June 30, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2003, Class F shares were charged $18,122 and $40,250, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of The Dreyfus Corporation, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the six months ended June 30, 2003, Class F shares paid DTI and ITC $7,586 and $12,628, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.23 to $12.64, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the six months ended June 30, 2003 were as follows:

	Transfer Agency Fees Paid
Class A	$ 816
Class B	$2,279
Class C	$ 396
Class R	$2,868
Class T	$ 293

Certain as-of shareholder transactions may result in gains or losses to the Fund. Depending on the circumstances, these gains may be payable to, or reimbursable from, the transfer agent; such gains and losses are presented on the Statement of Assets and Liabilities.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2003, Class F shares were charged $72,373 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and Shareholder Servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the six months ended June 30, 2003, were as follows:

	Distribution Fees Paid	Shareholder Servicing Fees Paid
Class A	N/A	$ 682
Class B	$5,414	$1,805
Class C	$ 911	$ 304
Class T	$ 58	$ 58

During the six months ended June 30, 2003, DSC retained $1,497 and $18 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $7,130 of contingent deferred sales charges relating to redemptions of Class B shares.

Fund Accounting and Administrative Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed by applying the following rates, as applicable, to the domestic assets and foreign assets, with the proportions of domestic and foreign assets recalculated monthly, plus reasonable out-of-pocket expenses.

On Assets in Excess of	But Not Exceeding	Domestic Fee	Foreign Fee
$0	$500 million	0.06%	0.10%
$500 million	$1 billion	0.04%	0.065%
$1 billion		0.02%	0.02%

Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A. serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2003, the Fund's portion of the fee waiver was $6,501. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses, and capital loss carryovers.

Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2002, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2009 and December 31, 2010.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$ 80,131,891
Post-October Capital Loss Deferral	$ 1,926,432
Post-October Currency Loss Deferral	$ 0
Federal Tax Cost	$ 72,202,583
Gross Tax Appreciation of Investments	$ 10,129,484
Gross Tax Depreciation of Investments	$ (1,295,253)
Net Tax Appreciation	$ 8,834,231

4. Fund Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended 6/30/03		Year ended 12/31/02	
	Shares	Amount	Shares	Amount
Class A				
Sold	117,847	$ 1,090,513	431,081	$ 4,390,277
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(128,488)	$ (1,200,860)	(451,369)	$ (4,576,256)
Net Decrease	**(10,641)**	**$ (110,347)**	**(20,288)**	**$ (185,979)**
Class B				
Sold	3,011	$ 25,092	40,977	$ 409,634
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(12,549)	$ (105,533)	(42,643)	$ (413,067)
Net Decrease	**(9,538)**	**$ (80,441)**	**(1,666)**	**$ (3,433)**
Class C				
Sold	49,191	$ 387,675	12,934	$ 110,508
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(50,577)	$ (403,134)	(19,036)	$ (171,553)
Net Decrease	**(1,386)**	**$ (15,459)**	**(6,102)**	**$ (61,045)**
Class F				
Sold	1,383,462	$ 11,480,913	4,440,187	$ 42,616,720
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(1,965,714)	$ (16,296,791)	(5,924,226)	$ (57,456,663)
Net Decrease	**(582,252)**	**$ (4,815,878)**	**(1,484,039)**	**$ (14,839,943)**
Class R				
Sold	129,377	$ 1,113,981	427,695	$ 4,393,330
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(71,993)	$ (627,434)	(386,843)	$ (4,167,635)
Net Increase	**57,384**	**$ 486,547**	**40,852**	**$ 225,695**
Class T				
Sold	0	$ 0	142,397	$ 1,559,000
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(231)	$ (1,835)	(144,278)	$ (1,578,951)
Net Decrease	**(231)**	**$ (1,835)**	**(1,881)**	**$ (19,951)**

5. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $75 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $75 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2003, there were no such borrowings.

This page intentionally left blank.

Dreyfus Founders
Worldwide Growth Fund
P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Investment Manager

Founders Asset Management LLC
A Mellon Financial Company SM
2930 East Third Avenue
Denver, CO 80206

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

This report is authorized for distribution to prospective investors only if preceded or accompanied by a current prospectus, which contains more complete information including charges, expenses, and share classes. Please read the prospectus carefully before you invest or send money. Date of first use: August 28, 2003

Dreyfus Service Corporation, Distributor. © 2003 Founders Asset Management LLC.

A-636-WWG-03

Dreyfus Founders Balanced Fund

SEMIANNUAL REPORT June 30, 2003



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

Table of Contents

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2003. The amounts of these holdings are included in the Statement of Investments.

M ANAGEMENT O VERVIEW



*A discussion with portfolio
manager John Jares, CFA, left,
and assistant portfolio manager
John Johnson, CFA*

How did the Fund perform relative to
its benchmark in the six months ended June 30?

Although the first few months of the period showed that renewed
confidence in the equity market was slow to materialize, a mid-March rally
was sparked by increasing confidence in a more robust economic recovery.

   While we were pleased with the Fund's performance, in this rising
market the Fund's fixed-income component caused performance to lag
the all-equity index, the Standard & Poor's 500 Index, which returned
11.76% for the period.

What specific market dynamics affected
the Fund's performance during the period?

It has been an interesting six months for the market and for the Fund.
At the beginning of the year, initial tepid interest in the market due to a
protracted economic recovery, the looming war with Iraq and additional
allegations of corporate malfeasance
idled the interest of investors.
Corporate spending and hiring
remained static. Continuing
increases in unemployment—which
reached a nine-year high of 6.4% in

*"Consumer confidence
continued to drive the
consumer discretionary sector
as spending improved."*

Performance Highlights
- The mid-March market rally spurred renewed, albeit cautious, confidence in the equities market.
- The Fund's holdings in the consumer discretionary sector fared well due to continued consumer spending.
- Cardiovascular innovations and gains in the generic drug marketplace propelled the Fund's holdings in the healthcare sector.
- Underperforming technology holdings hampered the Fund's performance.
- Through in-depth research, we continue to seek investment opportunities in the stock and bond markets.

June, up from 5.7% in January—also tempered equity investing. The reaction in the marketplace was to move to more defensive securities.

However, as the reporting period passed its mid-point, the broad market saw a powerful rally in equity prices. The Iraqi conflict seemed to be winding down. Optimism for improved earnings strengthened. The low interest rate environment kept consumer confidence at a relatively high level, helping maintain economic growth. Investors began to move back into equities due to an improved fundamental outlook and low-yielding alternative investments. The Fund was poised to benefit from this measured shift.

What decisions positively impacted the performance of the Fund during the period?

Through the first half of 2003, the Fund began to take advantage of the improving fundamentals and valuations in the technology, financials and energy sectors. Oil services companies gained, spurred by spending from the oil companies due to tight supplies of North American natural gas, as well as the continued decline in current production from existing wells.

Consumer confidence continued to drive the consumer discretionary sector as spending improved. The Fund's relative overweight position and strong performing stock selections in this sector boosted the Fund's performance during the period. Holdings such as **Best Buy Company, Inc.**, a leading retailer of home electronics, and cruise-ship operator **Royal Caribbean Cruises Limited**, took advantage of consumers' continued capital spending on electronics and leisure travel, and because of this, both companies posted solid gains. In addition, cosmetic and fragrance manufacturer **Estée Lauder Companies, Inc.**, and the home improvement chain **Home Depot, Inc.** performed well during the period, contributing positively to the Fund's overall performance.

Healthcare also provided positive opportunities during the period, as the Fund capitalized on holdings focused on the improvement of cardiovascular health as well as the production of affordable drugs. **Boston Scientific Corporation** contributed to the Fund's performance as it benefited from the success of its pioneering approach to interventional cardiology. This approach improves upon existing technology by applying a drug to cardiovascular stents to help control coronary artery disease.

Largest Equity Holdings (ticker symbol)

1.	Estée Lauder Companies, Inc. (EL)	4.15%
2.	Royal Caribbean Cruises Limited (RCL)	3.50%
3.	General Electric Company (GE)	3.50%
4.	Microsoft Corporation (MSFT)	2.76%
5.	Pfizer, Inc. (PFE)	2.75%
6.	Coca-Cola Company (KO)	2.60%
7.	International Business Machines Corporation (IBM)	2.53%
8.	Colgate-Palmolive Company (CL)	2.51%
9.	Verizon Communications, Inc. (VZ)	2.36%
10.	MBNA Corporation (KRB)	2.34%

Holdings listed are a percentage of equity assets. Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Also during the period, Congress continued debate, passing separate bills, on The Medicare Prescription Drug and Modernization Act of 2003. This drew interest to many aspects of domestic healthcare, specifically the generic drug industry. **Teva Pharmaceutical Industries Limited**, a generic drug manufacturer, proved to be a positive stock selection in light of this attention.



Growth of $10,000 Investment

- ■ Dreyfus Founders Balanced Fund-Class F
- ■ S&P 500 Index
- ■ Lipper Balanced Fund Index

$26,037
$20,846
$15,959

Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Balanced Fund on 6/30/93 to a $10,000 investment made in unmanaged securities indexes on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.

The Standard & Poor's (S&P) 500 Index is a market-value-weighted, unmanaged index of common stocks considered representative of the broad market. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. The S&P 500 Index does not include a fixed-income component, while the Fund does. The Lipper Balanced Fund Index is an average of the performance of the 30 largest balanced funds tracked by Lipper Inc., adjusted for the reinvestment of dividends and capital gain distributions and reflective of the management expenses associated with the actual funds included in the Index. Further information related to Fund performance is contained elsewhere in this report.

What hindered the Fund's overall performance during the half?
Underperforming technology holdings also proved deficient to the Fund's performance. **BMC Software, Inc.**, a manufacturer of computer hardware and software systems, was one such holding that performed poorly during the period and hampered Fund performance. Already saddled with a difficult environment in which to sell, BMC Software underperformed due to missed revenue growth estimates.

Average Annual and Year-to-Date Total Return as of 6/30/03

	Year-to-Date[†]	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)					
With sales charge (5.75%)	3.68%	(3.96%)	—	—	(10.25%)
Without sales charge	10.04%	1.88%	—	—	(8.71%)
Class B Shares (12/31/99)					
With redemption*	5.46%	(2.90%)	—	—	(10.18%)
Without redemption	9.46%	1.10%	—	—	(9.41%)
Class C Shares (12/31/99)					
With redemption**	8.34%	(0.43%)	—	—	(9.86%)
Without redemption	9.34%	0.57%	—	—	(9.86%)
Class F Shares (2/19/63)	10.01%	2.01%	(5.68%)	4.79%	N/A
Class R Shares (12/31/99)	9.63%	8.66%	—	—	(8.85%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	4.48%	2.77%	—	—	(9.55%)
Without sales charge	9.34%	7.62%	—	—	(8.36%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

  Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limits for certain share classes, and adjustments for financial statement purposes.

  *The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

  **The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

  [†]Total return is not annualized.

How did the fixed-income portion of the portfolio impact the Fund in the first half?

The fixed-income portion of the Fund fared well from the slowed recovery of the economy and the market. Economic fundamentals remained not only stagnant during the period, but in some cases showed signs of contracting. Manufacturing activity and retail sales also became anemic. Unemployment reached a nine-year high in June. All of these economic factors contributed to the positive contribution the Fund's fixed-income holdings made to its overall performance.

Appropriate to the Fund's investment philosophy, corporate credits and sectors were carefully selected for appreciation potential. At period's end, the fixed-income portion of the Fund's allocation to corporate



Composition of Equity Assets

18.36% Information Technology
17.80% Consumer Discretionary
15.05% Consumer Staples
13.52% Financials
13.37% Healthcare
8.78% Industrials
7.64% Energy
3.24% Telecommunications Services
1.56% Materials
0.68% Utilities

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

bonds—34.2% with all bonds rated as investment-grade, the majority of exposure concentrated in the AA and A rating categories—benefited performance. Additionally, Treasury and Agency securities represented 42.2% of the fixed-income portion of the Fund and provided much of the Fund's liquidity.

The Fund sold its position in Freddie Mac securities in June due to a Securities and Exchange Commission-led investigation into the mortgage financier's accounting issues. We are closely monitoring the Freddie Mac situation, as well as Government Sponsored Enterprises in general, and view any efforts to increase regulatory oversight, disclosure and capital requirements positively for debt holders.

Overall, the Fund's fixed-income holdings provided a strong foundation and a defensive position for investors as the market slowly moved toward recovery.

As we move into the final half of 2003, our investment strategy remains constant. We will continue to apply our fundamental bottom-up approach and intensive research process for the Fund by seeking stocks that are poised to exhibit growth characteristics at attractive valuations.



John B. Jares, CFA
Portfolio Manager

John Johnson, CFA
Assistant Portfolio Manager

Shares		Market Value

Common Stocks (Domestic)–53.0%

Advertising–0.6%
24,300	Lamar Advertising Company*	$ 855,603

Airlines–1.2%
65,300	Northwest Airlines Corporation Class A*	737,237
48,600	Southwest Airlines Company	835,920
		1,573,157

Application Software–0.2%
14,650	PeopleSoft, Inc.*	257,694

Asset Management & Custody Banks–1.3%
102,725	Janus Capital Group, Inc.	1,684,690

Biotechnology–0.6%
11,400	Amgen, Inc.*	757,416

Broadcasting & Cable TV–1.3%
17,500	Clear Channel Communications, Inc.*	741,825
34,600	Comcast Corporation Special Class A*	997,518
		1,739,343

Casinos & Gaming–0.4%
14,400	MGM Mirage, Inc.*	492,192

Communications Equipment–0.6%
51,100	Cisco Systems, Inc.*	852,859

Computer & Electronics Retail–1.2%
35,450	Best Buy Company, Inc.*	1,556,964

Computer Hardware–1.4%
23,200	International Business Machines Corporation	1,914,000

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GR	Greece	NW	Norway		
AT	Austria	HK	Hong Kong	PH	Philippines		
BA	Barbados	ID	Indonesia	PU	Puerto Rico		
BD	Bermuda	IE	Ireland	SG	Singapore		
BE	Belgium	IS	Israel	SP	Spain		
CA	Canada	IT	Italy	SW	Sweden		
CN	China	JA	Japan	SZ	Switzerland		
DE	Denmark	KR	South Korea	TH	Thailand		
FI	Finland	LU	Luxembourg	UK	United Kingdom		
FR	France	MA	Malaysia	VI	Virgin Islands		
GE	Germany	NE	Netherlands				

Shares		Market Value
Consumer Finance–1.3%		
84,850	MBNA Corporation	$ 1,768,274
Data Processing & Outsourced Services–1.0%		
37,400	Fiserv, Inc.*	1,331,814
Department Stores–0.3%		
18,500	Nordstrom, Inc.	361,120
Diversified Banks–2.0%		
13,200	Bank of America Corporation	1,043,196
31,100	Wells Fargo & Company	1,567,440
		2,610,636
Diversified Commercial Services–0.3%		
24,700	Cendant Corporation*	452,504
Food Retail–1.0%		
68,000	Safeway, Inc.*	1,391,280
Gas Utilities–0.4%		
9,475	Kinder Morgan, Inc.	517,809
Healthcare Equipment–1.0%		
20,600	Boston Scientific Corporation*	1,258,660
Healthcare Services–0.8%		
41,900	Caremark Rx, Inc.*	1,075,992
Home Improvement Retail–1.0%		
40,800	Home Depot, Inc.	1,351,296
Hotels, Resorts & Cruise Lines–0.2%		
9,700	Carnival Corporation Class A	315,347
Household Products–2.1%		
32,800	Colgate-Palmolive Company	1,900,760
9,800	Procter & Gamble Company	873,964
		2,774,724
Hypermarkets & Super Centers–1.2%		
28,300	Wal-Mart Stores, Inc.	1,518,861
Industrial Conglomerates–2.5%		
5,100	3M Company	657,798
92,400	General Electric Company	2,650,032
		3,307,830
Industrial Gases–0.9%		
19,600	Praxair, Inc.	1,177,960

* *Non-income producing.*
  See notes to financial statements.

Shares		Market Value
Integrated Telecommunication Services–1.9%		
26,200	SBC Communications, Inc.	$ 669,410
45,300	Verizon Communications, Inc.	1,787,085
		2,456,495
Investment Banking & Brokerage–1.5%		
14,200	Goldman Sachs Group, Inc.	1,189,250
17,400	Morgan Stanley	743,850
		1,933,100
Leisure Facilities–2.0%		
114,461	Royal Caribbean Cruises Limited	2,650,917
Movies & Entertainment–2.3%		
40,000	AOL Time Warner, Inc.*	643,600
34,400	Viacom, Inc. Class B*	1,501,904
43,700	Walt Disney Company	863,075
		3,008,579
Multi-Line Insurance–0.8%		
18,000	American International Group, Inc.	993,240
Oil & Gas Drilling–0.6%		
32,700	GlobalSantaFe Corporation	763,218
Oil & Gas Equipment & Services–1.4%		
10,200	BJ Services Company*	381,072
39,100	Smith International, Inc.*	1,436,534
		1,817,606
Oil & Gas Exploration & Production–0.7%		
13,335	Apache Corporation	867,575
Other Diversified Financial Services–0.9%		
29,066	Citigroup, Inc.	1,244,025
Personal Products–2.4%		
93,800	Estée Lauder Companies, Inc. Class A	3,145,114
Pharmaceuticals–4.1%		
10,000	Abbott Laboratories	437,600
8,000	Forest Laboratories, Inc.*	438,000
11,600	Johnson & Johnson	599,720
19,600	Merck & Company, Inc.	1,186,780
60,950	Pfizer, Inc.	2,081,443
15,000	Wyeth	683,250
		5,426,793
Railroads–0.5%		
11,400	Union Pacific Corporation	661,428

Shares		Market Value

Semiconductor Equipment–0.7%

7,150	KLA-Tencor Corporation*	$ 332,404
34,300	Lam Research Corporation*	624,603
		957,007

Semiconductors–1.2%

19,500	Broadcom Corporation*	485,745
18,900	Maxim Integrated Products, Inc.*	646,191
15,300	Xilinx, Inc.*	387,243
		1,519,179

Soft Drinks–1.9%

42,400	Coca-Cola Company	1,967,784
33,000	Coca-Cola Enterprises, Inc.	598,950
		2,566,734

Specialty Stores–0.9%

| 35,100 | Tiffany & Company | 1,147,068 |

Systems Software–4.4%

39,200	Adobe Systems, Inc.	1,257,144
102,000	BMC Software, Inc.*	1,665,660
81,600	Microsoft Corporation	2,089,776
25,100	Oracle Corporation*	301,702
19,000	VERITAS Software Corporation*	544,730
		5,859,012

Total Common Stocks (Domestic)
(Cost–$62,463,567) 69,915,115

Common Stocks (Foreign)–4.4%

Integrated Oil & Gas–0.8%

| 23,600 | BP PLC Sponsored ADR (UK) | 991,672 |

IT Consulting & Other Services–0.6%

| 45,725 | Accenture Limited Class A ADR (BD)* | 827,165 |

Oil & Gas Drilling–1.0%

| 34,000 | Nabors Industries Limited (BA)* | 1,344,700 |

Pharmaceuticals–1.2%

| 28,000 | Teva Pharmaceutical Industries Limited Sponsored ADR (IS) | 1,594,040 |

Railroads–0.5%

| 13,500 | Canadian National Railway Company (CA) | 651,510 |

Semiconductors–0.3%

| 11,025 | Marvell Technology Group Limited (BD)* | 378,929 |

Total Common Stocks (Foreign)
(Cost–$4,782,137) 5,788,016

Non-income producing.
See notes to financial statements.

Principal Amount		Market Value
Corporate Bonds (Domestic)–14.6%		
Automobile Manufacturers–2.5%		
$ 3,000,000	Toyota Motor Credit Corporation Series MTN	
	5.65% 1/15/07	$ 3,321,270
Diversified Banks–3.4%		
3,540,000	Washington Mutual, Inc.	
	8.25% 4/1/10	4,458,630
General Merchandise Stores–1.9%		
2,500,000	Target Corporation	
	4.00% 6/15/13	2,449,650
Household Products–2.6%		
3,000,000	Colgate-Palmolive Company	
	5.98% 4/25/12	3,458,910
Movies & Entertainment–1.7%		
2,000,000	Viacom, Inc.	
	7.75% 6/1/05	2,227,480
Pharmaceuticals–2.5%		
3,000,000	Abbott Laboratories	
	5.625% 7/1/06	3,321,690
Total Corporate Bonds (Domestic)		
(Cost–$17,358,713)		19,237,630
U.S. Government Securities–18.0%		
Agency Pass Through–3.5%		
4,200,777	U.S. Small Business Administration Series 10-A	
	6.64% 2/1/11	4,598,716
U.S. Agencies–7.0%		
	Federal Home Loan Bank:	
3,500,000	6.50% 11/15/05	3,905,895
3,000,000	6.70% 4/4/17 Callable 4/4/05	3,237,450
2,000,000	Private Export Funding Corporation	
	3.40% 2/15/08	2,075,600
		9,218,945

Principal Amount		Market Value

U.S. Treasury Notes–7.5%

$	2,044,640	U.S. Treasury Inflation Index Note	
		3.00% 7/15/12	$ 2,253,100
		U.S. Treasury Note:	
	2,500,000	4.00% 11/15/12	2,601,475
	3,000,000	5.00% 2/15/11	3,367,380
	1,500,000	6.875% 5/15/06	1,718,970
			9,940,925

Total U.S. Government Securities
(Cost–$22,330,570) 23,758,586

Government Bonds (Foreign)–2.1%

Government Securities–2.1%

CAD 3,535,000	Province of Quebec	
	6.50% 12/1/05 (CA)	2,794,232

Total Government Bonds (Foreign)
(Cost–$2,384,524) 2,794,232

		Amortized Cost

Corporate Short-Term Notes–7.6%

Other Diversified Financial Services–3.6%

$	4,800,000	Merrill Lynch & Company	
		1.12% 7/2/03	$ 4,799,851

Special Purpose Entity–4.0%

	5,300,000	Corporate Asset Funding Corporation	
		1.10% 7/1/03	5,300,000

Total Corporate Short-Term Notes
(Amortized Cost–$10,099,851) 10,099,851

Total Investments–99.7%
(Total Cost–$119,419,362) 131,593,430

Other Assets and Liabilities–0.3% 400,037

Net Assets–100.0% $131,993,467

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
June 30, 2003 *(unaudited)*

Assets

Investment securities, at cost	$ 119,419,362
Investment securities, at market	131,593,430
Cash	438,207
Receivables:	
Investment securities sold	291,255
Capital shares sold	124,199
Dividends and interest	609,969
Other assets	43,280
Total Assets	133,100,340

Liabilities

Payables and other liabilities:	
Investment securities purchased	249,075
Capital shares redeemed	571,505
Advisory fees	71,726
Shareholder servicing fees	6,852
Accounting fees	6,621
Distribution fees	48,476
Custodian fees	544
Other	152,074
Total Liabilities	1,106,873
Net Assets	$ 131,993,467

Net Assets consist of:

Capital (par value and paid-in surplus)	$ 330,144,048
Undistributed net investment income	(8,111)
Accumulated net realized loss from security transactions	(210,316,504)
Net unrealized appreciation on investments and foreign currency translation	12,174,034
Total	$ 131,993,467

Net Assets—Class A	$	1,384,281
Shares Outstanding—Class A		189,206
Net Asset Value, Redemption Price Per Share	$	7.32
Maximum offering price per share		
(net asset value plus sales charge of 5.75% of offering price)	$	7.77
Net Assets—Class B	$	1,343,430
Shares Outstanding—Class B		185,239
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	7.25
Net Assets—Class C	$	216,228
Shares Outstanding—Class C		30,236
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	7.15
Net Assets—Class F	$128,990,444	
Shares Outstanding—Class F		17,615,028
Net Asset Value, Offering and Redemption Price Per Share	$	7.32
Net Assets—Class R	$	42,309
Shares Outstanding—Class R		5,795
Net Asset Value, Offering and Redemption Price Per Share	$	7.30
Net Assets—Class T	$	16,775
Shares Outstanding—Class T		2,230
Net Asset Value, Redemption Price Per Share	$	7.52
Maximum offering price per share		
(net asset value plus sales charge of 4.50% of offering price)	$	7.87

See notes to financial statements.

STATEMENT OF OPERATIONS
For the six months ended June 30, 2003 *(unaudited)*

Investment Income:

Dividends	$ 404,786
Interest	1,332,672
Foreign taxes withheld	(5,288)
Total Investment Income	1,732,170

Expenses:

Advisory fees—Note 2	423,091
Shareholder servicing fees—Note 2	43,476
Accounting fees—Note 2	39,055
Distribution fees—Note 2	164,718
Transfer agency fees—Note 2	216,567
Registration fees	28,567
Postage and mailing expenses	35,111
Custodian fees and expenses—Note 2	3,263
Printing expenses	28,265
Legal and audit fees	14,271
Directors' fees and expenses—Note 2	16,792
Other expenses	35,555
Total Expenses	1,048,731
Earnings Credits	(1,328)
Reimbursed/Waived Expenses	(684)
Expense Offset to Broker Commissions	(5,005)
Net Expenses	1,041,714
Net Investment Income	690,456

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain (Loss) on:

Security Transactions (including premiums on options exercised)	(72,022)
Closing and expiration of options contracts written	(81,414)
Foreign currency transactions	10,642
Net Realized Loss	(142,794)
Net Change in Unrealized Appreciation of Investments and Foreign Currency Translation	11,878,484
Net Realized and Unrealized Gain	11,735,690
Net Increase in Net Assets Resulting from Operations	$12,426,146

Purchases of long-term securities	$50,163,904
Proceeds from sales of long-term securities	$71,981,868
Purchases of long-term U.S. Government Obligations	$ 7,583,053
Proceeds from sales of long-term U.S. Government Obligations	$ 5,228,260

See notes to financial statements.

	Six months ended 6/30/03	Year ended 12/31/02
Operations		
Net Investment Income	$ 690,456	$ 2,058,852
Net Realized Loss	(142,794)	(35,873,999)
Net Change in Unrealized Appreciation/Depreciation.	11,878,484	(8,107,493)
Net Increase (Decrease) in Net Assets Resulting from Operations	12,426,146	(41,922,640)
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A..	(5,606)	(7,719)
Class B..	(1,223)	(558)
Class C..	(17)	0
Class F	(691,602)	(2,156,959)
Class R	(114)	0
Class T	(5)	0
Net Decrease from Dividends and Distributions.............	(698,567)	(2,165,236)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A..	22,581	304,988
Class B..	51,775	(28,551)
Class C..	(65,450)	(151,251)
Class F	(12,784,706)	(123,330,214)
Class R	30,077	294
Class T	2,392	(219,113)
Net Decrease from Capital Share Transactions...............	(12,743,331)	(123,423,847)
Net Decrease in Net Assets	(1,015,752)	(167,511,723)
Net Assets		
Beginning of period	$133,009,219	$ 300,520,942
End of period	$131,993,467	$ 133,009,219

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class A Shares				
Net Asset Value, beginning of period	$ 6.68	$ 8.18	$ 9.24	$ 10.47
Income from investment operations:				
Net investment income	0.03	0.05	0.06	0.13
Net gains (losses) on securities (both realized and unrealized)	0.64	(1.51)	(1.03)	(1.18)
Total from investment operations.	0.67	(1.46)	(0.97)	(1.05)
Less distributions:				
From net investment income	(0.03)	(0.04)	(0.09)	(0.16)
From net realized gains	0.00	0.00	0.00	(0.02)
Total distributions	(0.03)	(0.04)	(0.09)	(0.18)
Net Asset Value, end of period	$ 7.32	$ 6.68	$ 8.18	$ 9.24
Total Return/Ratios				
Total return*	10.04%	(17.85%)	(10.46%)	(10.21%)
Net assets, end of period (000s)	$1,384	$ 1,243	$ 1,227	$ 699
Net expenses to average net assets# ...	1.85%**	1.89%	1.87%	1.20%
Gross expenses to average net assets#..	1.86%**	1.89%	1.87%	1.23%
Net investment income to average net assets	0.81%**	0.56%	0.51%	1.48%
Portfolio turnover rate@	113%	122%	111%	126%

 * Sales charges are not reflected in the total return.

** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class B Shares				
Net Asset Value, beginning of period	$ 6.63	$ 8.11	$ 9.18	$ 10.47
Income from investment operations:				
Net investment income (loss)..........	0.01	(0.01)	0.01	0.10
Net gains (losses) on securities (both realized and unrealized)	0.62	(1.47)	(1.03)	(1.24)
Total from investment operations.	0.63	(1.48)	(1.02)	(1.14)
Less distributions:				
From net investment income	(0.01)	0.00^	(0.05)	(0.13)
From net realized gains................	0.00	0.00	0.00	(0.02)
Total distributions	(0.01)	0.00	(0.05)	(0.15)
Net Asset Value, end of period.............	$ 7.25	$ 6.63	$ 8.11	$ 9.18
Total Return/Ratios				
Total return*	9.46%	(18.21%)	(11.13%)	(11.06%)
Net assets, end of period (000s).......	$1,343	$ 1,181	$ 1,484	$ 1,008
Net expenses to average net assets# ...	2.55%**	2.54%	2.49%	1.93%
Gross expenses to average net assets#..	2.56%**	2.54%	2.50%	1.96%
Net investment income (loss) to average net assets	0.11%**	(0.10%)	(0.13%)	0.71%
Portfolio turnover rate@	113%	122%	111%	126%

^ Distributions from net investment income for the year ended December 31, 2002 aggregated less than $0.01 on a per share basis.

* Sales charges are not reflected in the total return.

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class C Shares				
Net Asset Value, beginning of period	$ 6.54	$ 8.04	$ 9.17	$ 10.47
Income from investment operations:				
Net investment income (loss)..........	(0.07)	(0.17)	(0.05)	0.10
Net gains (losses) on securities (both realized and unrealized)	0.68	(1.33)	(1.03)	(1.28)
Total from investment operations.	0.61	(1.50)	(1.08)	(1.18)
Less distributions:				
From net investment income	0.00^	0.00	(0.05)	(0.10)
From net realized gains	0.00	0.00	0.00	(0.02)
Total distributions	0.00	0.00	(0.05)	(0.12)
Net Asset Value, end of period............	$ 7.15	$ 6.54	$ 8.04	$ 9.17
Total Return/Ratios				
Total return*	9.34%	(18.66%)	(11.80%)	(11.36%)
Net assets, end of period (000s).......	$ 216	$ 248	$ 496	$ 174
Net expenses to average net assets#,†..	2.72%**	3.48%	3.96%	1.86%
Gross expenses to average net assets#,†	2.72%**	3.48%	3.96%	1.88%
Net investment income (loss) to average net assets†	0.07%**	(1.05%)	(1.64%)	0.76%
Portfolio turnover rate@	113%	122%	111%	126%

^ Distributions from net investment income for the six months ended June 30, 2003 aggregated less than $0.01 on a per share basis.

* Sales charges are not reflected in the total return.

** Annualized.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company for the year ended December 31, 2001. Had these fees not been reimbursed, the net expense ratio would have been 4.24%. The gross expense ratio would have been 4.24%. The net investment income (loss) ratio would have been (1.92%).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,				
		2002	2001	2000	1999	1998
Class F Shares						
Net Asset Value, beginning of period......................	$ 6.69	$ 8.20	$ 9.22	$ 10.47	$ 12.19	$ 11.35
Income from investment operations:						
Net investment income....	0.04	0.07	0.10	0.15	0.32	0.30
Net gains (losses) on securities (both realized and unrealized)	0.63	(1.50)	(1.02)	(1.23)	(0.61)	1.27
Total from investment operations	0.67	(1.43)	(0.92)	(1.08)	(0.29)	1.57
Less distributions:						
From net investment income	(0.04)	(0.08)	(0.10)	(0.15)	(0.32)	(0.30)
From net realized gains....	0.00	0.00	0.00	(0.02)	(1.11)	(0.43)
Total distributions	(0.04)	(0.08)	(0.10)	(0.17)	(1.43)	(0.73)
Net Asset Value, end of period.	$ 7.32	$ 6.69	$ 8.20	$ 9.22	$ 10.47	$ 12.19
Total Return/Ratios						
Total return	10.01%	(17.46%)	(9.94%)	(10.44%)	(2.22%)	13.96%
Net assets, end of period (000s)	$128,990	$130,314	$297,068	$552,675	$1,055,825	$1,244,221
Net expenses to average net assets#..............	1.59%**	1.42%	1.22%	1.07%	0.97%	0.99%
Gross expenses to average net assets#..............	1.59%**	1.43%	1.23%	1.08%	0.98%	1.00%
Net investment income to average net assets	1.07%**	0.99%	1.20%	1.41%	2.64%	2.51%
Portfolio turnover rate@ ...	113%	122%	111%	126%	218%	211%

** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class R Shares				
Net Asset Value, beginning of period	$ 6.68	$ 8.18	$ 9.22	$ 10.47
Income from investment operations:				
Net investment income (loss)..........	0.13	(0.16)	0.09	0.18
Net gains (losses) on securities (both realized and unrealized)	0.51	(1.34)	(1.02)	(1.23)
Total from investment operations.	0.64	(1.50)	(0.93)	(1.05)
Less distributions:				
From net investment income	(0.02)	0.00	(0.11)	(0.18)
From net realized gains................	0.00	0.00	0.00	(0.02)
Total distributions	(0.02)	0.00	(0.11)	(0.20)
Net Asset Value, end of period.............	$ 7.30	$ 6.68	$ 8.18	$ 9.22
Total Return/Ratios				
Total return	9.63%	(18.34%)	(10.09%)	(10.18%)
Net assets, end of period (000s).......	$ 42	$ 11	$ 14	$ 1
Net expenses to average net assets#,†..	2.42%**	4.24%	3.07%	0.80%
Gross expenses to average net assets#,†	2.42%**	4.24%	3.07%	0.81%
Net investment income (loss) to average net assets†	0.19%**	(1.77%)	(0.75%)	1.71%
Portfolio turnover rate@	113%	122%	111%	126%

** Annualized.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company or its affiliates for the six months ended June 30, 2003 and the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 3.02% (2003), 19.52% (2002) and 272.77% (2001). The gross expense ratios would have been 3.02% (2003), 19.52% (2002) and 272.77% (2001). The net investment income (loss) ratios would have been (0.41%) (2003), (17.05%) (2002) and (270.45%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class T Shares				
Net Asset Value, beginning of period	$ 6.88	$ 8.17	$ 9.21	$ 10.47
Income from investment operations:				
Net investment income (loss)..........	0.05	(0.37)	0.08	0.12
Net gains (losses) on securities (both realized and unrealized)	0.59	(0.92)	(1.04)	(1.22)
Total from investment operations.	0.64	(1.29)	(0.96)	(1.10)
Less distributions:				
From net investment income	0.00^	0.00	(0.08)	(0.14)
From net realized gains................	0.00	0.00	0.00	(0.02)
Total distributions	0.00	0.00	(0.08)	(0.16)
Net Asset Value, end of period.............	$ 7.52	$ 6.88	$ 8.17	$ 9.21
Total Return/Ratios				
Total return*	9.34%	(15.79%)	(10.44%)	(10.67%)
Net assets, end of period (000s).......	$ 17	$ 13	$ 232	$ 9
Net expenses to average net assets#,†..	2.82%**	2.59%	3.36%	1.30%
Gross expenses to average net assets#,†	2.82%**	2.60%	3.36%	1.32%
Net investment income (loss) to average net assets†	(0.16%)**	(0.31%)	(1.12%)	1.22%
Portfolio turnover rate@	113%	122%	111%	126%

^ Distributions from net investment income for the six months ended June 30, 2003 aggregated less than $0.01 on a per share basis.

 * Sales charges are not reflected in the total return.

** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

 † Certain fees were reimbursed by the management company or its affiliates for the six months ended June 30, 2003 and the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 3.46% (2003), 14.62% (2002) and 18.37% (2001). The gross expense ratios would have been 3.46% (2003), 14.63% (2002) and 18.37% (2001). The net investment income (loss) ratios would have been (0.80%) (2003), (12.34%) (2002) and (16.13%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Balanced Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of NASDAQ and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or, in the case of written call options, at the mean between the highest bid and lowest asked quotations, or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arise from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Option Writing—When the Fund writes an option, an amount equal to the premium received by the Fund is recorded as a liability and is subsequently adjusted to the current market value of the option written. Premiums received from writing options that expire unexercised are treated by the Fund on the expiration date as realized gains from investments. The difference between the premium and the amount paid on effecting a closing purchase transaction, including brokerage commissions, is also treated as a realized gain, or, if the premium is less than the amount paid for the closing purchase transaction, as a realized loss. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security or currency in determining whether the Fund has realized a gain or loss. If a put option is exercised, the premium reduces the cost basis of the securities purchased by the Fund. The Fund as writer of an option bears the market risk of an unfavorable change in the price of the security underlying the written option.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) quarterly and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is a wholly-owned subsidiary of Mellon Bank N.A., which is a wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 0.65% of the first $250 million of net assets, 0.60% of the next $250 million of net assets, 0.55% of the next $250 million of net assets, and 0.50% of net assets in excess of $750 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation (an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through June 30, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2003, Class F shares were charged $12,452 and $27,599, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of The Dreyfus Corporation, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the six months ended June 30, 2003,

Class F shares paid DTI and ITC $12,445 and $17,162, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares— The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.73 to $13.13, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the six months ended June 30, 2003 were as follows:

	Transfer Agency Fees Paid
Class A	$2,469
Class B	$2,035
Class C	$ 487
Class R	$ 132
Class T	$ 120

Founders has agreed to reimburse (or to cause its affiliates to reimburse) the Class R and Class T share classes of the Fund for certain transfer agency and printing expenses pursuant to a contractual commitment. This commitment will extend through at least August 31, 2004, and will not be terminated without prior notification to the Company's board of directors. For the six months ended June 30, 2003, Class R and Class T were each reimbursed $44, which reduced the amounts paid to DTI to $88 and $76, respectively.

Distribution and Shareholder Services Plans—DSC is also the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2003, Class F shares were charged $159,284 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and Shareholder Servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the six months ended June 30, 2003, were as follows:

	Distribution Fees Paid	Shareholder Servicing Fees Paid
Class A	N/A	$1,602
Class B	$4,557	$1,519
Class C	$ 860	$ 287
Class T	$ 17	$ 17

During the six months ended June 30, 2003, DSC retained $8,718 and $320 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million, and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A. serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2003, the

Fund's portion of the fee waiver was $596. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses, and capital loss carryovers.

Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2002, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2008 and December 31, 2010.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$199,486,923
Post-October Capital Loss Deferral	$ 5,744,775
Post-October Currency Loss Deferral	$ 0
Federal Tax Cost	$123,405,797
Gross Tax Appreciation of Investments	$ 10,748,081
Gross Tax Depreciation of Investments	$ (2,560,448)
Net Tax Appreciation	$ 8,187,633

4. Fund Share Transactions

The Fund is authorized to issue 850 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended 6/30/03		Year ended 12/31/02	
	Shares	**Amount**	**Shares**	**Amount**
Class A				
Sold	10,418 $	72,880	78,405 $	605,345
Dividends or Distributions Reinvested	768 $	5,411	1,046 $	7,280
Redeemed................	(7,954) $	(55,710)	(43,543) $	(307,637)
Net Increase	**3,232 $**	**22,581**	**35,908 $**	**304,988**
Class B				
Sold	30,448 $	210,267	38,811 $	277,704
Dividends or Distributions Reinvested	138 $	971	69 $	461
Redeemed................	(23,551) $	(159,463)	(43,542) $	(306,716)
Net Increase (Decrease) ..	**7,035 $**	**51,775**	**(4,662) $**	**(28,551)**
Class C				
Sold	3,223 $	22,294	24,035 $	171,946
Dividends or Distributions Reinvested	1 $	10	0 $	0
Redeemed................	(10,853) $	(87,754)	(47,882) $	(323,197)
Net Decrease	**(7,629) $**	**(65,450)**	**(23,847) $**	**(151,251)**
Class F				
Sold	1,909,527 $	13,118,759	3,379,558 $	25,710,382
Dividends or Distributions Reinvested	95,161 $	669,120	288,655 $	2,097,722
Redeemed................	(3,877,305) $	(26,572,585)	(20,429,796) $	(151,138,318)
Net Decrease	**(1,872,617) $**	**(12,784,706)**	**(16,761,583) $**	**(123,330,214)**
Class R				
Sold	4,075 $	30,000	5,874 $	40,000
Dividends or Distributions Reinvested	11 $	77	0 $	0
Redeemed................	(0) $	(0)	(5,874) $	(39,706)
Net Increase	**4,086 $**	**30,077**	**0 $**	**294**
Class T				
Sold	314 $	2,387	365 $	2,456
Dividends or Distributions Reinvested	1 $	5	0 $	0
Redeemed................	(0) $	(0)	(26,771) $	(221,569)
Net Increase (Decrease) ..	**315 $**	**2,392**	**(26,406) $**	**(219,113)**

5. Call Options Written

Transactions in options written during the six months ended June 30, 2003, were as follows:

	Number of Contracts	Premiums Received
Options outstanding at December 31, 2002....................	0	$ 0
Options written...	690	151,125
Options terminated in closing purchase transactions............	(350)	(95,197)
Options expired..	(170)	(30,939)
Options exercised	(170)	(24,989)
Options outstanding at June 30, 2003	0	$ 0

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $75 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $75 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2003, there were no such borrowings.

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Dreyfus Founders Balanced Fund

200 Park Avenue
New York, NY 10166

Manager

Founders Asset Management LLC
2930 East Third Avenue
Denver, CO 80206

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

086SA0603

Dreyfus Founders Discovery Fund

Dreyfus Founders Discovery Fund is closed to new investors.
Please see the prospectus for additional information.

SEMIANNUAL REPORT June 30, 2003



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

Table of Contents

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2003. The amounts of these holdings are included in the Statement of Investments.

• Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Management Overview



A discussion with portfolio manager Robert Ammann, CFA

How did the Fund perform relative to its benchmark in the six months ended June 30?

During the period, the Dreyfus Founders Discovery Fund underperformed its benchmark, returning less than the 19.33% return posted by the Russell 2000 Growth Index.

What economic or market dynamics most impacted the period?

The opening of the period saw depressed investor optimism and dampened spending, precipitated mostly by the geopolitical uncertainty that blanketed the market for months. Weakened consumer spending that was experienced during the previous period's holiday season carried into the first two months of 2003, as increased uncertainty over the potential war in Iraq caused both consumers and corporations to take a cautious approach to spending. Moreover, economic and geopolitical concerns were not the only issues the market had to digest. The impact of severe weather in the first quarter added to the market's difficulty by dampening spending.

"The strength of the mid-March market rally proved sustainable throughout the period, buoyed primarily by a fairly strong first quarter earnings-reporting season where many companies met or exceeded Wall Street expectations."

However, the market began an impressive rally in March as investor optimism increased with the move toward a resolution in the Iraqi conflict. The strength of this rally proved sustainable throughout the period, buoyed

Performance Highlights

- A strong first quarter earnings-reporting season buoyed the market rally that began in March of 2003.
- Micro-cap companies showed the greatest strength during the market rally. The Fund was limited in its ability to participate in this trend.
- Strong stock selection in the industrials sector was a significant contributor to the Fund's performance.
- A higher-than-average cash position was a significant hindrance to performance.

primarily by a fairly strong first quarter earnings-reporting season where many companies met or exceeded Wall Street expectations. Low interest rates, shareholder-friendly tax legislation and continued evidence that the U.S. economy is showing modest improvements added fuel to the market rally.

This recent rally has been characterized by many of the smallest market capitalization companies, or micro-cap stocks, showing the greatest strength. This micro-cap bias can be seen when comparing the returns of the stocks in the Russell 2000 Growth Index broken into quintiles by market cap. During this period, the largest capitalization companies within the Index posted a return of 14.90%, while the smallest quintile stocks produced a whopping 32.66% return.[1] However, the Fund, with its large asset base, finds it difficult to take positions in many of these extremely small companies as liquidity often prevents us from building a meaningful position.

What management decisions positively affected the Fund during the period?

The Fund saw strong outperformance relative to the Russell 2000 Growth Index from several holdings within the industrials sector, including less economically sensitive holdings such as education-related stocks **Corinthian Colleges, Inc.**, **Education Management Corporation**, **Strayer Education, Inc.**, and Career Education Corporation. Each of these companies translated strong enrollment trends into strong earnings growth and were significant contributors to the Fund's performance. Additionally,

[1] Source: FactSet Research Systems; Frank Russell Co.; Prudential Securities.

Stericycle, Inc., a medical waste management company, which we also view as less economically sensitive, proved to be a strong performer as it continued to benefit from steady customer demand and increased opportunities for value-added service offerings.

Among the more economically sensitive areas within the industrials sector, the Fund saw strong performance in holdings such as airfreight and logistics companies **Pacer International, Inc.** and **UTI Worldwide, Inc.** Both companies posted strong returns and are beginning to see benefits from increased shipping activity associated with stronger global economic activity. Other more economically sensitive holdings that also did well during the period include **J.B. Hunt Transport Services, Inc.** and **Jacobs Engineering Group, Inc.**

Another contributor to overall relative performance was the Fund's underweight position in the weaker-performing financials sector. While our stock selection in this sector proved to be relatively poor with holdings such as La Quinta Corporation and Arthur J. Gallagher & Co., these selection missteps were more than overcome by our overall underweight position in this weaker-performing sector.

Strong stock selection proved fruitful in the Fund's consumer discretionary sector. Some of the significant contributors to performance were **Movie Gallery, Inc.**, the video rental chain, which rebounded sharply following last year's mislaid concern over possible weaknesses. Similarly, auto parts retailer **Advance Auto Parts, Inc.** performed well during the period, bolstered by strong sales and earnings results and increased interest in the company's

Largest Equity Holdings (ticker symbol)	
1. Stericycle, Inc. (SRCL)	2.09%
2. Medicis Pharmaceutical Corporation (MRX)	2.03%
3. Fisher Scientific International, Inc. (FSH)	2.00%
4. Advance Auto Parts, Inc. (AAP)	1.93%
5. Harman International Industries, Inc. (HAR)	1.92%
6. Jacobs Engineering Group, Inc. (JEC)	1.85%
7. Education Management Corporation (EDMC)	1.82%
8. Ruby Tuesday, Inc. (RI)	1.81%
9. National-Oilwell, Inc. (NOI)	1.76%
10. Leapfrog Enterprises, Inc. (LF)	1.68%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

potential to expand margins over time. **Harman International Industries, Inc.**, a provider of audio and other electronics to consumer and automobile Original Equipment Manufacturer (OEM) markets, rose sharply, driven by strong earnings results led by the automotive OEMs' adoption of Harman's newer infotainment solutions. **Ruby Tuesday, Inc.** also performed well following resolution of uncertainty about accounting changes as well as strong early results from a new menu. Finally, **Leapfrog Enterprises, Inc.**, an educational toy company, excelled as strong product adoption by consumers led to increased retail shelf space and strong earnings growth.

Growth of $10,000 Investment



$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Dreyfus Founders Discovery Fund-Class F
Russell 2000 Growth Index
$22,766
$15,303
6/93
6/95
6/97
6/99
6/01
6/03

Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Discovery Fund on 6/30/93 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.

The Russell 2000 Index is a widely recognized, unmanaged small-cap index comprising common stocks of the 2,000 U.S. public companies next in size after the largest 1,000 publicly traded U.S. companies. The Russell 2000 Growth Index measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Although a few select stocks in the healthcare sector provided disappointments for the Fund, the Fund benefited from several strong performers in this sector. **Select Medical Corporation**, a long-term acute care hospital and outpatient rehabilitation services company, performed well as it began to realize strong growth and a more favorable reimbursement environment. **Taro Pharmaceuticals Industries Limited**, a generic drug company, **Integra LifeSciences Holdings**, a life and neurosciences company, and **Odyssey Healthcare, Inc.**, a hospice care provider, were all meaningful contributors to the Fund's performance during the period.

What factors hindered the Fund's performance during the period?
Chief among the negative impacts on the Fund's performance during the period was a higher-than-normal cash position that dampened returns the

Average Annual and Year-to-Date Total Return as of 6/30/03

	Year-to-Date[†]	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)					
With sales charge (5.75%)	5.33%	(14.61%)	—	—	(16.47%)
Without sales charge	11.73%	(9.39%)	—	—	(15.05%)
Class B Shares (12/31/99)					
With redemption*	7.24%	(13.83%)	—	—	(16.44%)
Without redemption	11.24%	(10.24%)	—	—	(15.77%)
Class C Shares (12/31/99)					
With redemption**	10.29%	(11.13%)	—	—	(15.76%)
Without redemption	11.29%	(10.23%)	—	—	(15.76%)
Class F Shares (12/31/89)	11.82%	(9.40%)	2.99%	8.57%	12.38%
Class R Shares (12/31/99)	11.96%	(9.12%)	—	—	(14.83%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	6.55%	(13.88%)	—	—	(16.56%)
Without sales charge	11.60%	(9.81%)	—	—	(15.46%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. There are risks associated with small-cap investing such as limited product lines, less liquidity, and small market share.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

†Total return is not annualized.

Fund might have otherwise seen in the strong market environment. Cash averaged around 11% during the period, which is somewhat higher than the preferred 5-10% range.

As mentioned earlier, the Fund suffered some selected disappointments in the healthcare sector. The largest negative contribution came from Accredo Health, Inc., a contract pharmacy services company, which fell sharply within the period as it lowered expectations due to both product competition and acquisition integration challenges. Nurse staffing organization AMN Health Services, Inc. also fell during the period, as customer demand for temporary staffing slowed. Charles River Laboratories International, Inc., a research models company, lagged after slightly lowering earnings guidance early in the year. Additionally, the market's rotation into more economically sensitive holdings within the healthcare sector, paired with lagging performance due to slowing admission trends, caused the hospital sub-sector to fare poorly overall.

Despite seeing some of the strongest absolute returns posted within the Fund's information technology holdings, an underweight position in this strong-performing sector negatively impacted relative performance during the period. Additionally, as a whole, the Fund suffered from some disappointing stock selection on a relative basis. Technology distributor Tech Data Corporation fell early in the period after revising downward their 2003 fiscal year earnings guidance and announcing a large acquisition.



Portfolio Composition

24.85% Consumer Discretionary
22.05% Healthcare
17.72% Information Technology
16.51% Industrials
5.12% Energy
3.38% Consumer Staples
1.93% Financials
0.71% Telecommunications Services
0.48% Materials
7.25% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Cree, Inc., a LED (light emitting diode) company, also performed poorly due to a pending lawsuit by a former founder who is the brother of the company's current chairman. Other weak contributors within the technology sector included **Fairchild Semiconductor Corporation**, **Emulex Corporation**, and **Brooks Automation, Inc.**

An underweight position in the strong-performing telecommunications services sector also impaired the Fund's overall performance. Within this sector, the returns realized from recent holding **Boston Communications Group, Inc.** suffered due to concerns over the renewal of a large customer contract.

To a lesser extent, the relative returns among the Fund's energy holdings did not keep pace with the Index during the period, caused by lagging returns from **National-Oilwell, Inc.**, and from exploration and production holdings such as **Pioneer Natural Resources Company** and **Quicksilver Resources, Inc.**

Additional hindrances to performance included poor stock selection within the consumer staples sector, with holdings such as Manhattan-based drug retailer Duane Reade, Inc., which performed poorly as it was negatively impacted by a weakened New York economy.

Alloy, Inc., a teen direct marketing and media company, also fell sharply after announcing an earnings shortfall due to unexpected higher fulfillment costs and more promotional activity. Other holdings that significantly reduced the Fund's overall returns include Atlantic Coast Airlines Holdings, Inc., Scholastic Corporation, RPM International, Inc., and Genesco, Inc.

As we move into the second half of 2003, our strategy remains consistent. We strongly believe a strict focus on valuation is of great importance. We will continue to employ our bottom-up research process to seek companies we believe are capable of posting strong future earnings growth at attractive valuations.

Robert Ammann, CFA
Portfolio Manager

Shares		*Market Value*

Common Stocks (Domestic)–87.4%

Aerospace & Defense–0.8%

269,470	ManTech International Corporation*	$ 5,168,435

Air Freight & Logistics–1.5%

529,095	Pacer International, Inc.*	9,978,732

Apparel, Accessories & Luxury Goods–1.3%

168,920	Columbia Sportswear Company*	8,684,177

Application Software–2.6%

80,000	Ansys, Inc.*	2,488,000
200,440	Cadence Design Systems, Inc.*	2,417,306
139,055	Documentum, Inc.*	2,735,212
209,900	Filenet Corporation*	3,786,596
121,725	Hyperion Solutions Corporation*	4,109,436
85,925	Reynolds and Reynolds Company	2,454,018
		17,990,568

Broadcasting & Cable TV–1.5%

590,950	Radio One, Inc. Class D*	10,501,182

Casinos & Gaming–1.6%

613,650	Boyd Gaming Corporation*	10,591,599

Communications Equipment–6.6%

349,525	Avocent Corporation*	10,461,283
68,850	Emulex Corporation*	1,567,715
252,195	Harris Corporation	7,578,460
354,155	NetScreen Technologies, Inc.*	7,986,195
294,975	Polycom, Inc.*	4,088,354
671,030	Powerwave Technologies, Inc.*	4,207,358
79,795	SafeNet, Inc.*	2,232,664
2,125,722	Stratex Networks, Inc.*	6,802,310
		44,924,339

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GR	Greece	NW	Norway
AT	Austria	HK	Hong Kong	PH	Philippines
BA	Barbados	ID	Indonesia	PU	Puerto Rico
BD	Bermuda	IE	Ireland	SG	Singapore
BE	Belgium	IS	Israel	SP	Spain
CA	Canada	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	LU	Luxembourg	UK	United Kingdom
FR	France	MA	Malaysia	VI	Virgin Islands
GE	Germany	NE	Netherlands		

Shares		Market Value
Construction & Engineering–1.9%		
302,405	Jacobs Engineering Group, Inc.*	$ 12,746,371
Consumer Electronics–1.9%		
167,675	Harman International Industries, Inc.	13,269,800
Distillers & Vintners–0.7%		
160,840	Constellation Brands, Inc.*	5,050,376
Diversified Commercial Services–4.8%		
150,210	Corinthian Colleges, Inc.*	7,295,700
235,955	Education Management Corporation*	12,548,087
135,410	FTI Consulting, Inc.*	3,381,188
280,420	Kroll, Inc.*	7,588,165
28,810	Strayer Education, Inc.	2,288,955
		33,102,095
Electrical Components & Equipment–0.9%		
172,950	AMETEK, Inc.	6,338,618
Electronic Equipment Manufacturers–1.5%		
563,635	Aeroflex, Inc.*	4,362,535
101,705	Coherent, Inc.*	2,433,800
125,385	FLIR Systems, Inc.*	3,780,358
		10,576,693
Environmental Services–2.4%		
375,275	Stericycle, Inc.*	14,440,582
56,225	Waste Connections, Inc.*	1,970,686
		16,411,268
Food Distributors–0.4%		
90,950	United Natural Foods, Inc.*	2,559,333
Food Retail–0.2%		
31,365	Whole Foods Market, Inc.*	1,490,778
General Merchandise Stores–0.8%		
209,285	Tuesday Morning Corporation*	5,504,196
Healthcare Distributors–5.1%		
394,750	Fisher Scientific International, Inc.*	13,776,775
153,411	Henry Schein, Inc.*	8,029,532
287,900	Omnicare, Inc.	9,728,141
71,135	Patterson Dental Company*	3,228,106
		34,762,554
Healthcare Equipment–3.1%		
562,970	Alaris Medical Systems, Inc.*	7,290,462
92,200	Bio-Rad Laboratories, Inc.*	5,103,270
333,355	Integra LifeSciences Holdings*	8,793,905
		21,187,637

** Non-income producing.*
See notes to financial statements.

STATEMENT OF INVESTMENTS
June 30, 2003 *(unaudited) (continued)*

Shares		Market Value
Healthcare Facilities–1.7%		
103,030	Community Health Systems, Inc.*	$ 1,987,449
382,825	Select Medical Corporation*	9,505,545
		11,492,994
Healthcare Services–1.2%		
217,275	Odyssey Healthcare, Inc.*	8,039,175
Healthcare Supplies–0.5%		
104,725	Cooper Companies, Inc.	3,641,288
Home Entertainment Software–0.6%		
474,355	Sonic Solutions*	4,088,940
Home Furnishings–0.7%		
191,400	Furniture Brands International, Inc.*	4,995,540
Hotels, Resorts & Cruise Lines–0.5%		
127,125	Choice Hotels International, Inc.*	3,471,784
Household Products–1.0%		
339,700	Dial Corporation	6,607,165
Internet Software & Services–0.7%		
185,830	United Online, Inc.*	4,708,932
Leisure Products–3.1%		
364,825	Leapfrog Enterprises, Inc.*	11,605,083
159,350	Polaris Industries, Inc.	9,784,090
		21,389,173
Managed Healthcare–2.1%		
295,150	Amerigroup Corporation*	10,979,580
65,725	PacifiCare Health Systems, Inc.*	3,242,214
		14,221,794
Oil & Gas Drilling–0.5%		
173,725	Pride International, Inc.*	3,269,505
Oil & Gas Equipment & Services–3.7%		
91,250	Carbo Ceramics, Inc.	3,399,063
552,670	National-Oilwell, Inc.*	12,158,740
588,050	Superior Energy Services, Inc.*	5,574,714
145,000	Tidewater, Inc.	4,258,650
		25,391,167
Oil & Gas Exploration & Production–0.9%		
157,235	Pioneer Natural Resources Company*	4,103,834
91,925	Quicksilver Resources, Inc.*	2,201,604
		6,305,438
Packaged Foods & Meats–1.1%		
176,875	American Italian Pasta Company*	7,366,844

Shares		Market Value
Pharmaceuticals–5.4%		
403,275	Andrx Group*	$ 8,025,173
90,125	K-V Pharmaceuticals Company*	2,505,475
247,421	Medicis Pharmaceutical Corporation Class A*	14,028,771
88,950	MGI Pharma, Inc.*	2,279,789
85,250	Pharmaceutical Resources, Inc.*	4,148,265
302,967	SICOR, Inc.*	6,162,349
		37,149,822
Publishing–0.7%		
116,050	Getty Images, Inc.*	4,792,865
Regional Banks–0.7%		
148,940	Southwest Bancorporation of Texas, Inc.*	4,842,039
Restaurants–3.5%		
138,590	Krispy Kreme Doughnuts, Inc.*	5,707,136
177,275	Rare Hospitality International, Inc.*	5,793,347
505,610	Ruby Tuesday, Inc.	12,503,735
		24,004,218
Semiconductor Equipment–2.3%		
424,395	Brooks Automation, Inc.*	4,812,639
414,115	Entegris, Inc.*	5,565,705
267,290	FEI Company*	5,014,360
		15,392,704
Semiconductors–0.9%		
109,850	Cree, Inc.*	1,788,358
154,425	Fairchild Semiconductor Corporation Class A*	1,975,095
152,800	Semtech Corporation*	2,175,872
		5,939,325
Specialty Chemicals–0.5%		
77,575	Valspar Corporation	3,275,217
Specialty Stores–8.5%		
219,015	Advance Auto Parts, Inc.*	13,338,014
206,420	Cost Plus, Inc.*	7,360,937
175,075	Finish Line, Inc.*	3,888,416
557,050	Hollywood Entertainment Corporation*	9,581,260
449,948	Movie Gallery, Inc.*	8,301,541
167,350	PETCO Animal Supplies, Inc.*	3,638,189
50,395	Rent-A-Center, Inc.*	3,820,445
170,950	Tractor Supply Company*	8,162,863
		58,091,665

* *Non-income producing.*
See notes to financial statements.

Shares		Market Value
Systems Software–2.1%		
291,215	Macrovision Corporation*	$ 5,801,003
356,275	NetIQ Corporation*	5,508,012
320,135	Secure Computing Corporation*	2,794,779
		14,103,794
Technology Distributors–0.5%		
320,221	Insight Enterprises, Inc.*	3,221,423
Trading Companies & Distributors–0.8%		
156,245	Fastenal Company	5,302,955
Trucking–2.9%		
91,575	J.B. Hunt Transport Services, Inc.*	3,456,956
283,281	Werner Enterprises, Inc.	6,005,557
442,680	Yellow Corporation*	10,248,042
		19,710,555
Wireless Telecommunication Services–0.7%		
283,800	Boston Communications Group, Inc.*	4,861,494
Total Common Stocks (Domestic)		
(Cost–$549,880,186)		596,516,566

Common Stocks (Foreign)–5.4%

Air Freight & Logistics–0.6%		
127,475	UTI Worldwide, Inc. (VI)	3,975,945
Healthcare Equipment–1.6%		
110,650	Mettler-Toledo International, Inc. (SZ)*	4,055,323
169,650	ResMed, Inc. (AU)*	6,650,280
		10,705,603
Hotels, Resorts & Cruise Lines–0.6%		
183,580	Fairmont Hotels & Resorts, Inc. (CA)	4,295,772
Insurance Brokers–1.2%		
305,960	Platinum Underwriters Holdings Limited (BD)	8,303,754
Pharmaceuticals–1.4%		
170,500	Taro Pharmaceutical Industries Limited (IS)*	9,357,035
Total Common Stocks (Foreign)		
(Cost–$31,499,811)		36,638,109

Rights and Warrants (Domestic)–0.0%

Commercial Printing–0.0%		
4,736	American Banknote Corporation Warrants*	4
Total Rights and Warrants (Domestic)		
(Cost–$0)		4

Principal Amount		Amortized Cost

Corporate Short-Term Notes–8.3%

Consumer Finance–3.1%

$21,300,000	Household Finance Company	
	1.03% 7/1/03	$ 21,300,000

Other Diversified Financial Services–5.2%

17,100,000	Merrill Lynch & Company	
	1.08% 7/3/03	17,098,974
18,600,000	Verizon Network Funding	
	1.05% 7/2/03	18,599,458
		35,698,432

Total Corporate Short-Term Notes **(Amortized Cost–$56,998,432)**	56,998,432
Total Investments–101.1% **(Total Cost–$638,378,429)**	690,153,111
Other Assets and Liabilities–(1.1%)	(7,309,968)
Net Assets–100.0%	$682,843,143

* *Non-income producing.*
  See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
June 30, 2003 *(unaudited)*

Assets

Investment securities, at cost	$ 638,378,429
Investment securities, at market	690,153,111
Cash	6,622,740
Receivables:	
Investment securities sold	9,231,780
Capital shares sold	758,717
Dividends	40,041
Other assets	28,260
Total Assets	706,834,649

Liabilities

Payables and other liabilities:	
Investment securities purchased	20,186,833
Capital shares redeemed	3,008,477
Advisory fees	475,416
Shareholder servicing fees	49,849
Accounting fees	30,689
Distribution fees	85,559
Custodian fees	1,556
Other	153,127
Total Liabilities	23,991,506
Net Assets	$ 682,843,143

Net Assets consist of:

Capital (par value and paid-in surplus)	$1,184,430,933
Accumulated net investment loss	(4,015,896)
Accumulated net realized loss from security transactions	(549,346,576)
Net unrealized appreciation on investments	51,774,682
Total	$ 682,843,143

Net Assets—Class A	$	67,340,389
Shares Outstanding—Class A		3,157,396
Net Asset Value, Redemption Price Per Share...........................	$	21.33
Maximum offering price per share		
(net asset value plus sales charge of 5.75% of offering price)	$	22.63
Net Assets—Class B...	$	19,016,316
Shares Outstanding—Class B		919,160
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share.......	$	20.69
Net Assets—Class C	$	7,785,587
Shares Outstanding—Class C		376,171
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share.......	$	20.70
Net Assets—Class F...	$538,589,874
Shares Outstanding—Class F...		25,301,943
Net Asset Value, Offering and Redemption Price Per Share	$	21.29
Net Assets—Class R	$	48,781,363
Shares Outstanding—Class R		2,265,520
Net Asset Value, Offering and Redemption Price Per Share	$	21.53
Net Assets—Class T	$	1,329,614
Shares Outstanding—Class T		63,408
Net Asset Value, Redemption Price Per Share...........................	$	20.97
Maximum offering price per share		
(net asset value plus sales charge of 4.50% of offering price)	$	21.96

See notes to financial statements.

17

Statement of Operations

For the six months ended June 30, 2003 *(unaudited)*

Investment Income:

Dividends	$	454,350
Interest		424,333
Foreign taxes withheld		(826)
Total Investment Income		877,857

Expenses:

Advisory fees—Note 2	2,662,602
Shareholder servicing fees—Note 2	297,695
Accounting fees—Note 2	173,401
Distribution fees—Note 2	703,820
Transfer agency fees—Note 2	597,975
Registration fees	45,639
Postage and mailing expenses	73,569
Custodian fees and expenses—Note 2	9,337
Printing expenses	62,036
Legal and audit fees	71,870
Directors' fees and expenses—Note 2	74,571
Other expenses	131,055
Total Expenses	4,903,570
Earnings Credits	(4,256)
Reimbursed/Waived Expenses	(1,561)
Expense Offset to Broker Commissions	(4,000)
Net Expenses	4,893,753
Net Investment Loss	(4,015,896)

**Realized and Unrealized Gain (Loss) on
Security Transactions and Foreign Currency Transactions**

Net Realized Loss on Security Transactions	(70,773,745)
Net Change in Unrealized Appreciation/Depreciation on Investments	147,157,998
Net Realized and Unrealized Gain	76,384,253
Net Increase in Net Assets Resulting from Operations	$ 72,368,357

Purchases of long-term securities	$405,363,302
Proceeds from sales of long-term securities	$434,878,930

See notes to financial statements.

	Six months ended 6/30/03	Year ended 12/31/02
Operations		
Net Investment Loss	$ (4,015,896)	$ (9,642,274)
Net Realized Loss on Security Transactions.................	(70,773,745)	(254,766,071)
Net Change in Unrealized Appreciation / Depreciation.....	147,157,998	(84,564,881)
Net Increase (Decrease) in Net Assets Resulting from Operations	72,368,357	(348,973,226)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A..	(7,142,760)	(13,346,442)
Class B..	(1,657,362)	(5,807,035)
Class C..	(791,629)	(4,278,012)
Class F	(17,378,266)	(73,946,291)
Class R..	625,526	2,113,647
Class T..	(96,088)	(329,325)
Net Decrease from Capital Share Transactions..............	(26,440,579)	(95,593,458)
Net Increase (Decrease) in Net Assets	45,927,778	(444,566,684)
Net Assets		
Beginning of period	$636,915,365	$1,081,482,049
End of period	$682,843,143	$ 636,915,365

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class A Shares				
Net Asset Value, beginning of period	$ 19.09	$ 28.50	$ 34.79	$ 40.88
Income from investment operations:				
Net investment loss....................	(0.18)	(0.31)	(0.17)	(0.03)
Net gains (losses) on securities (both realized and unrealized)	2.42	(9.10)	(6.02)	(3.45)
Total from investment operations.	2.24	(9.41)	(6.19)	(3.48)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of period.............	$ 21.33	$ 19.09	$ 28.50	$ 34.79
Total Return/Ratios				
Total return*	11.73%	(33.02%)	(17.78%)	(8.18%)
Net assets, end of period (000s).......	$67,340	$67,184	$117,773	$131,298
Net expenses to average net assets# ...	1.51%**	1.35%	1.18%	1.20%
Gross expenses to average net assets#..	1.51%**	1.35%	1.19%	1.24%
Net investment loss to average net assets	(1.23%)**	(1.08%)	(0.58%)	(0.21%)
Portfolio turnover rate@	132%	128%	110%	108%

 * Sales charges are not reflected in the total return.

** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class B Shares				
Net Asset Value, beginning of period	$ 18.60	$ 28.03	$ 34.49	$ 40.88
Income from investment operations:				
Net investment loss....................	(0.35)	(0.69)	(0.45)	(0.21)
Net gains (losses) on securities (both realized and unrealized)	2.44	(8.74)	(5.91)	(3.57)
Total from investment operations.	2.09	(9.43)	(6.36)	(3.78)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of period.............	$ 20.69	$ 18.60	$ 28.03	$ 34.49
Total Return/Ratios				
Total return*	11.24%	(33.64%)	(18.43%)	(8.92%)
Net assets, end of period (000s).......	$19,016	$18,804	$35,845	$50,883
Net expenses to average net assets# ...	2.55%**	2.26%	1.96%	1.94%
Gross expenses to average net assets#..	2.56%**	2.26%	1.97%	1.97%
Net investment loss to average net assets	(2.27%)**	(1.98%)	(1.35%)	(1.02%)
Portfolio turnover rate@	132%	128%	110%	108%

* Sales charges are not reflected in the total return.

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class C Shares				
Net Asset Value, beginning of period	$18.60	$ 28.05	$ 34.51	$ 40.88
Income from investment operations:				
Net investment loss....................	(0.39)	(0.86)	(0.48)	(0.19)
Net gains (losses) on securities (both realized and unrealized)	2.49	(8.59)	(5.88)	(3.57)
Total from investment operations.	2.10	(9.45)	(6.36)	(3.76)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of period.............	$20.70	$ 18.60	$ 28.05	$ 34.51
Total Return/Ratios				
Total return*	11.29%	(33.69%)	(18.42%)	(8.87%)
Net assets, end of period (000s).......	$7,786	$ 7,794	$17,031	$25,275
Net expenses to average net assets# ...	2.53%**	2.26%	1.96%	1.94%
Gross expenses to average net assets#..	2.53%**	2.27%	1.98%	1.97%
Net investment loss to average net assets	(2.24%)**	(1.99%)	(1.36%)	(1.01%)
Portfolio turnover rate@	132%	128%	110%	108%

* Sales charges are not reflected in the total return.

** Annualized.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,				
		2002	2001	2000	1999	1998
Class F Shares						
Net Asset Value, beginning of period	$ 19.04	$ 28.45	$ 34.74	$ 40.86	$ 24.37	$ 23.45
Income from investment operations:						
Net investment loss	(0.16)	(0.36)	(0.20)	(0.07)	(0.08)	(0.07)
Net gains (losses) on securities (both realized and unrealized)	2.41	(9.05)	(5.99)	(3.44)	22.72	3.15
Total from investment operations	2.25	(9.41)	(6.19)	(3.51)	22.64	3.08
Less distributions:						
From net investment income	0.00	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	(0.10)	(2.61)	(6.15)	(2.16)
Total distributions	0.00	0.00	(0.10)	(2.61)	(6.15)	(2.16)
Net Asset Value, end of period ..	$ 21.29	$ 19.04	$ 28.45	$ 34.74	$ 40.86	$ 24.37
Total Return/Ratios						
Total return	11.82%	(33.08%)	(17.81%)	(8.26%)	94.59%	14.19%
Net assets, end of period (000s)	$538,590	$498,970	$847,330	$1,066,003	$806,152	$241,124
Net expenses to average net assets#	1.57%**	1.40%	1.24%	1.25%	1.45%	1.55%
Gross expenses to average net assets#	1.57%**	1.41%	1.25%	1.28%	1.46%	1.57%
Net investment loss to average net assets	(1.29%)**	(1.13%)	(0.64%)	(0.46%)	(0.96%)	(0.91%)
Portfolio turnover rate@	132%	128%	110%	108%	157%	121%

** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class R Shares				
Net Asset Value, beginning of period	$ 19.23	$ 28.64	$ 34.87	$40.88
Income from investment operations:				
Net investment income (loss)..........	(0.09)	(0.18)	(0.08)	0.00+
Net gains (losses) on securities (both realized and unrealized)	2.39	(9.23)	(6.05)	(3.40)
Total from investment operations.	2.30	(9.41)	(6.13)	(3.40)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of period.............	$ 21.53	$ 19.23	$ 28.64	$34.87
Total Return/Ratios				
Total return	11.96%	(32.86%)	(17.57%)	(7.98%)
Net assets, end of period (000s).......	$48,781	$42,872	$61,163	$4,693
Net expenses to average net assets# ...	1.23%**	1.10%	0.94%	0.93%
Gross expenses to average net assets#..	1.23%**	1.10%	0.95%	0.96%
Net investment income (loss) to average net assets	(0.94%)**	(0.82%)	(0.38%)	0.01%
Portfolio turnover rate@	132%	128%	110%	108%

+ Net investment income (loss) for the year ended December 31, 2000 aggregated less than $0.01 on a per share basis.

** Annualized.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class T Shares				
Net Asset Value, beginning of period	$18.79	$28.24	$34.69	$40.88
Income from investment operations:				
Net investment loss....................	(0.24)	(0.54)	(0.33)	(0.09)
Net gains (losses) on securities (both realized and unrealized)	2.42	(8.91)	(6.02)	(3.49)
Total from investment operations.	2.18	(9.45)	(6.35)	(3.58)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains...............	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of period............	$20.97	$18.79	$28.24	$34.69
Total Return/Ratios				
Total return*	11.60%	(33.46%)	(18.30%)	(8.43%)
Net assets, end of period (000s).......	$1,330	$1,291	$2,341	$1,908
Net expenses to average net assets# ...	1.93%**	2.06%	1.82%	1.44%
Gross expenses to average net assets#..	1.93%**	2.06%	1.83%	1.48%
Net investment loss to average net assets	(1.64%)**	(1.79%)	(1.24%)	(0.50%)
Portfolio turnover rate@	132%	128%	110%	108%

 * Sales charges are not reflected in the total return.
** Annualized.
 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.
 @ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Notes to Financial Statements
June 30, 2003 *(unaudited)*

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Discovery Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of NASDAQ and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arise from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make

distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is a wholly-owned subsidiary of Mellon Bank N.A., which is a wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1% of the first $250 million of net assets, 0.80% of the next $250 million of net assets, and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation (an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through June 30, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2003, Class F shares were charged $58,190 and $128,423, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of The Dreyfus Corporation, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the six months ended June 30, 2003, Class F shares paid DTI and ITC $49,780 and $62,925, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.23 to $12.64, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the six months ended June 30, 2003 were as follows:

	Transfer Agency Fees Paid
Class A	$22,203
Class B	$31,975
Class C	$12,256
Class R	$ 7,336
Class T	$ 1,424

   Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2003, Class F shares were charged $608,854 pursuant to this Distribution Plan.

   The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

   In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

   Distribution and Shareholder Servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the six months ended June 30, 2003, were as follows:

	Distribution Fees Paid	Shareholder Servicing Fees Paid
Class A	N/A	$78,422
Class B	$66,130	$22,044
Class C	$27,330	$ 9,110
Class T	$ 1,506	$ 1,506

   During the six months ended June 30, 2003, DSC retained $56,716 and $4 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $101,861 and $1,092 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

   Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million, and 0.02% of the

average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A. serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2003, the Fund's portion of the fee waiver was $1,561. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses, and capital loss carryovers.

Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2002, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2009 and December 31, 2010.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$441,601,561
Post-October Capital Loss Deferral	$ 16,478,920
Post-October Currency Loss Deferral	$ 0
Federal Tax Cost	$644,226,833
Gross Tax Appreciation of Investments	$ 93,533,168
Gross Tax Depreciation of Investments	$ (47,606,890)
Net Tax Appreciation	$ 45,926,278

4. Fund Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended 6/30/03		Year ended 12/31/02	
	Shares	**Amount**	**Shares**	**Amount**
Class A				
Sold	398,740	$ 7,691,612	914,819	$ 21,923,140
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(760,905)	$ (14,834,372)	(1,527,408)	$ (35,269,582)
Net Decrease	**(362,165)**	**$ (7,142,760)**	**(612,589)**	**$ (13,346,442)**
Class B				
Sold	5,361	$ 100,783	26,778	$ 651,636
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(97,192)	$ (1,758,145)	(294,496)	$ (6,458,671)
Net Decrease	**(91,831)**	**$ (1,657,362)**	**(267,718)**	**$ (5,807,035)**
Class C				
Sold	14,727	$ 272,061	27,424	$ 641,512
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(57,472)	$ (1,063,690)	(215,764)	$ (4,919,524)
Net Decrease	**(42,745)**	**$ (791,629)**	**(188,340)**	**$ (4,278,012)**
Class F				
Sold	2,297,102	$ 43,699,099	5,520,185	$ 130,099,247
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(3,196,265)	$ (61,077,365)	(9,099,776)	$(204,045,538)
Net Decrease	**(899,163)**	**$(17,378,266)**	**(3,579,591)**	**$ (73,946,291)**
Class R				
Sold	191,473	$ 3,639,395	438,891	$ 10,145,622
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(155,373)	$ (3,013,869)	(344,725)	$ (8,031,975)
Net Increase	**36,100**	**$ 625,526**	**94,166**	**$ 2,113,647**
Class T				
Sold	5,156	$ 98,146	14,612	$ 336,876
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(10,464)	$ (194,234)	(28,799)	$ (666,201)
Net Decrease	**(5,308)**	**$ (96,088)**	**(14,187)**	**$ (329,325)**

NOTES TO FINANCIAL STATEMENTS
June 30, 2003 *(unaudited) (continued)*

5. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $75 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $75 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2003, there were no such borrowings.

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Dreyfus Founders Discovery Fund
200 Park Avenue
New York, NY 10166

Manager

Founders Asset Management LLC
2930 East Third Avenue
Denver, CO 80206

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Dreyfus Founders Funds are managed by Founders Asset Management LLC.

182SA0603

Dreyfus Founders Growth Fund

SEMIANNUAL REPORT June 30, 2003



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

Table of Contents

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-8 were owned by the Fund on June 30, 2003. The amounts of these holdings are included in the Statement of Investments.

Management Overview



A discussion with portfolio manager John B. Jares, CFA

How did the Fund perform relative to its growth benchmark in the six months ended June 30?

The first six months of 2003 presented mixed results on both the economic and broad market levels. However, the Dreyfus Founders Growth Fund posted a competitive return[1] versus its growth benchmark, the Russell 1000 Growth Index, which posted a 13.09% return.

What broad market factors most impacted the Fund's performance during the period?

The reporting period began in a market slump. Uncertainty over a war in Iraq, high fear of more corporate misdeeds and dampened economic growth rates led to investors searching for lower-risk, more defensive securities in which to invest.

However, by the mid-point of the reporting period, the market experienced an upswing, spurred by a stabilization of the geopolitical uncertainty that had been blanketing the market for quite some time. Investors began the shift back to equities as renewed confidence in

"Investors began the shift back to equities as renewed confidence in the pace of economic growth and falling interest rates drew attention toward less-defensive investments."

[1] Excluding sales charges, which result in lower returns for certain share classes. Please see page 7 for Average Annual and Year-to-Date Total Returns for all share classes, including and excluding sales charges.

Performance Highlights

- Amid mixed economic results, the period saw equity markets again becoming attractive as investor confidence began to solidify.
- A mid-March rally, spurred by investors' increased optimism that the Iraqi conflict was moving toward some resolution, renewed interest in equity markets.
- The Fund's holdings in the consumer discretionary sector benefited greatly from strong consumer spending.
- Sluggish demand caused some technology and basic materials holdings to lose ground for the Fund.
- We continue to search one-by-one for investment opportunities in large-cap companies that we believe have the potential to exhibit superior growth rates and that we feel have sensible valuations.

the pace of economic growth and falling interest rates drew attention toward less-defensive vehicles.

On a purely economic level, results were not as clear cut. Weekly jobless claims hovered in the 430,000 range, indicating a soft job market. By the end of June, the unemployment rate reached 6.4%, a nine-year high. Additionally, the Institute for Supply Management (ISM) index posted readings in the high 40s, signaling contraction. However, this reading was better than it appeared. The index actually improved from the mid-40s level, indicating only a modest amount of contraction. Additionally, low interest rates continued to have a positive impact on the housing and mortgage industries and auto sales still remained at relatively high levels.

What management decisions positively impacted the Fund's performance?

During the period, many of the Fund's large-cap holdings in the healthcare and consumer discretionary sectors posted solid performance. The healthcare sector provided the most significant opportunities during the period, as the Fund capitalized on holdings focused on the improvement

of cardiovascular health and the production of affordable drugs. **Boston Scientific Corporation** was a strong performer due to the success of its pioneering approach to interventional cardiology. This approach improves upon existing technology by applying a drug to cardiovascular stents to help control coronary artery disease. **Teva Pharmaceutical Industries Limited** also contributed to the Fund's overall performance as it continued to capitalize on market shifts toward less expensive drugs in the generic drug marketplace.

The infusion of consumer capital into the marketplace helped boost consumer-related stocks. A relative overweight position and strong stock selection in the consumer discretionary sector helped drive the Fund's performance during the period. Primary among these was **Royal Caribbean Cruises Limited**, one of the Fund's largest holdings throughout the period, which benefited from consumers' return to leisure travel. **Best Buy Company, Inc.**, the leading retailer of consumer electronics, took advantage of consumers' continued capital spending on electronics and was a top performer in the Fund during the period.

Largest Equity Holdings (ticker symbol)

1.	SPDR Trust Series 1 (SPY)	5.07%
2.	Microsoft Corporation (MSFT)	4.36%
3.	General Electric Company (GE)	3.76%
4.	Estée Lauder Companies, Inc. (EL)	2.95%
5.	Best Buy Company, Inc. (BBY)	2.28%
6.	Pfizer, Inc. (PFE)	2.05%
7.	Bank of America Corporation (BAC)	1.98%
8.	Royal Caribbean Cruises Limited (RCL)	1.97%
9.	MBNA Corporation (KRB)	1.92%
10.	International Business Machines Corporation (IBM)	1.80%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

What management decisions hindered performance during the half?
Inadequate performance of holdings in the basic materials sector hampered
the Fund's returns. Lackluster results came from holdings such as **Air
Products and Chemicals, Inc.**, a supplier of industrial gases, which
experienced sluggish demand from end-users.



Growth of $10,000 Investment

- ■ Dreyfus Founders Growth Fund-Class F
- ■ S&P 500 Index
- ■ Russell 1000 Growth Index

$26,037
$22,165
$17,669

Past performance is no guarantee of future results. The above graph compares a $10,000
investment made in Class F shares of Dreyfus Founders Growth Fund on 6/30/93 to a $10,000
investment made in unmanaged securities indexes on that date. The Fund's performance
assumes the reinvestment of dividends and capital gain distributions, but does not reflect the
deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund
shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is
open only to grandfathered investors. The Fund's performance in the graph takes into account
all applicable Class F fees and expenses. These figures do not reflect the maximum sales charges
applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these
charges will result in lower returns for investors.

The Standard & Poor's (S&P) 500 Index is a market-value-weighted, unmanaged index
of common stocks considered representative of the broad market. The Russell 1000 Growth
Index is an unmanaged index that measures the performance of those Russell 1000 companies
with higher price-to-book ratios and higher forecasted growth values. The total return figures
cited for these indexes assume change in security prices and reinvestment of dividends, but
do not reflect the costs of managing a mutual fund. Further information related to Fund
performance is contained elsewhere in this report.

Fund performance was also hindered by not only a relative underweight position in the technology sector, but also by negative results from stock selections such as holding **BMC Software, Inc.**, a manufacturer of computer hardware and software systems. Already saddled with a difficult environment in which to sell, BMC Software underperformed due to missed revenue growth estimates.

Average Annual and Year-to-Date Total Return as of 6/30/03

	Year-to-Date[†]	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)					
With sales charge (5.75%)	8.96%	(4.64%)	—	—	(21.86%)
Without sales charge	15.68%	1.17%	—	—	(20.53%)
Class B Shares (12/31/99)					
With redemption*	11.21%	(3.64%)	—	—	(21.63%)
Without redemption	15.21%	0.36%	—	—	(21.08%)
Class C Shares (12/31/99)					
With redemption**	14.09%	(0.76%)	—	—	(21.13%)
Without redemption	15.09%	0.24%	—	—	(21.13%)
Class F Shares (1/5/62)	15.64%	1.29%	(8.18%)	5.86%	N/A
Class R Shares (12/31/99)	16.00%	1.52%	—	—	(20.35%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	10.12%	(4.12%)	—	—	(22.22%)
Without sales charge	15.27%	0.36%	—	—	(21.18%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions and adjustments for financial statement purposes. Part of the Fund's year-to-date performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

[†]Total return is not annualized.



Portfolio Composition

22.78% Information Technology
15.00% Consumer Discretionary
11.54% Financials
11.31% Healthcare
10.27% Consumer Staples
9.46% Industrials
2.83% Energy
1.31% Materials
1.11% Utilities
0.50% Telecommunications Services
5.07% Other
8.82% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Additionally, the Fund's cash position, which averaged 8% during the period, hampered returns the Fund might have otherwise seen in the strong market environment.

However, as we move forward, our strategy remains unchanged. We will continue to rely upon on our bottom-up approach to seeking companies we believe are capable of posting strong future revenue and earnings growth at valuations that make sense.

John B. Jares, CFA
Portfolio Manager

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STATEMENT OF INVESTMENTS
June 30, 2003 *(unaudited)*

Shares		Market Value
Common Stocks (Domestic)–87.6%		
Airlines–2.0%		
154,517	Delta Air Lines, Inc.	$ 2,268,310
249,189	Northwest Airlines Corporation Class A*	2,813,344
309,825	Southwest Airlines Company	5,328,990
		10,410,644
Application Software–0.4%		
112,375	PeopleSoft, Inc.*	1,976,676
Asset Management & Custody Banks–2.4%		
56,050	Bank of New York Company, Inc.	1,611,438
395,900	Janus Capital Group, Inc.	6,492,760
133,700	SEI Investments Company	4,278,400
		12,382,598
Biotechnology–1.7%		
75,135	Amgen, Inc.*	4,991,969
66,475	Gilead Sciences, Inc.*	3,694,681
		8,686,650
Broadcasting & Cable TV–2.4%		
65,950	Clear Channel Communications, Inc.*	2,795,621
219,858	Comcast Corporation Special Class A*	6,338,506
92,350	Cox Communications, Inc.*	2,945,965
		12,080,092
Casinos & Gaming–0.4%		
54,575	MGM Mirage, Inc.*	1,865,374
Communications Equipment–1.0%		
292,380	Cisco Systems, Inc.*	4,879,822
Computer & Electronics Retail–2.3%		
263,850	Best Buy Company, Inc.*	11,588,292

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GR	Greece	NW	Norway
AT	Austria	HK	Hong Kong	PH	Philippines
BA	Barbados	ID	Indonesia	PU	Puerto Rico
BD	Bermuda	IE	Ireland	SG	Singapore
BE	Belgium	IS	Israel	SP	Spain
CA	Canada	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	LU	Luxembourg	UK	United Kingdom
FR	France	MA	Malaysia	VI	Virgin Islands
GE	Germany	NE	Netherlands		

Shares		Market Value
Computer Hardware–1.8%		
111,075	International Business Machines Corporation	$ 9,163,688
Consumer Finance–1.9%		
469,200	MBNA Corporation	9,778,128
Data Processing & Outsourced Services–2.7%		
175,550	First Data Corporation	7,274,792
183,225	Fiserv, Inc.*	6,524,643
		13,799,435
Diversified Banks–3.6%		
127,425	Bank of America Corporation	10,070,398
163,150	Wells Fargo & Company	8,222,760
		18,293,158
Diversified Commercial Services–1.1%		
310,175	Cendant Corporation*	5,682,406
Drug Retail–0.2%		
35,525	Walgreen Company	1,069,303
Exchange Traded Funds–5.1%		
264,225	SPDR Trust Series 1	25,796,288
Food Retail–1.0%		
261,900	Safeway, Inc.*	5,358,474
Gas Utilities–1.1%		
102,950	Kinder Morgan, Inc.	5,626,218
Healthcare Equipment–1.3%		
105,550	Boston Scientific Corporation*	6,449,105
Healthcare Services–1.9%		
161,325	Caremark Rx, Inc.*	4,142,826
79,375	Express Scripts, Inc. Class A*	5,422,900
		9,565,726
Home Improvement Retail–1.3%		
191,675	Home Depot, Inc.	6,348,276
Hotels, Resorts & Cruise Lines–0.2%		
36,425	Carnival Corporation Class A	1,184,177
Household Products–2.6%		
129,350	Colgate-Palmolive Company	7,495,833
64,650	Procter & Gamble Company	5,765,487
		13,261,320
Hypermarkets & Super Centers–1.6%		
151,896	Wal-Mart Stores, Inc.	8,152,258

* *Non-income producing.*
  SPDR–Standard and Poor's Depositary Receipt.
  See notes to financial statements.

Shares		Market Value
Industrial Conglomerates–4.6%		
19,125	3M Company	$ 2,466,743
667,659	General Electric Company	19,148,460
32,725	Ingersoll-Rand Company Class A	1,548,547
		23,163,750
Industrial Gases–1.3%		
32,050	Air Products and Chemicals, Inc.	1,333,280
88,650	Praxair, Inc.	5,327,865
		6,661,145
Industrial Machinery–0.7%		
57,525	Illinois Tool Works, Inc.	3,788,021
Integrated Oil & Gas–0.5%		
66,375	Exxon Mobil Corporation	2,383,526
Integrated Telecommunication Services–0.5%		
99,875	SBC Communications, Inc.	2,551,806
Investment Banking & Brokerage–1.7%		
52,150	Goldman Sachs Group, Inc.	4,367,563
95,075	Morgan Stanley	4,064,456
		8,432,019
Leisure Facilities–2.0%		
433,855	Royal Caribbean Cruises Limited	10,048,082
Movies & Entertainment–3.9%		
213,950	AOL Time Warner, Inc.*	3,442,456
194,871	Viacom, Inc. Class B*	8,508,068
391,360	Walt Disney Company	7,729,360
		19,679,884
Multi-Line Insurance–0.7%		
68,074	American International Group, Inc.	3,756,323
Oil & Gas Drilling–0.2%		
49,800	GlobalSantaFe Corporation	1,162,332
Oil & Gas Equipment & Services–1.9%		
36,025	BJ Services Company*	1,345,894
225,825	Smith International, Inc.*	8,296,811
		9,642,705
Other Diversified Financial Services–1.2%		
141,717	Citigroup, Inc.	6,065,488
Personal Products–2.9%		
447,603	Estée Lauder Companies, Inc. Class A	15,008,129

Shares		Market Value
Pharmaceuticals–5.3%		
31,337	Forest Laboratories, Inc.*	$ 1,715,701
109,875	Johnson & Johnson	5,680,538
107,125	Merck & Company, Inc.	6,486,419
305,363	Pfizer, Inc.	10,428,146
55,175	Wyeth	2,513,221
		26,824,025
Publishing–1.2%		
129,812	Tribune Company	6,269,920
Railroads–0.5%		
44,275	Union Pacific Corporation	2,568,836
Semiconductor Equipment–1.9%		
79,650	KLA-Tencor Corporation*	3,702,929
163,300	Novellus Systems, Inc.*	5,980,209
		9,683,138
Semiconductors–3.9%		
84,400	Altera Corporation*	1,384,160
37,125	Broadcom Corporation*	924,784
341,776	Intel Corporation	7,103,472
192,050	Linear Technology Corporation	6,185,931
73,000	Maxim Integrated Products, Inc.*	2,495,870
59,275	Xilinx, Inc.*	1,500,250
		19,594,467
Soft Drinks–1.9%		
156,075	Coca-Cola Company	7,243,441
118,975	Coca-Cola Enterprises, Inc.	2,159,396
		9,402,837
Specialty Stores–1.4%		
222,838	Tiffany & Company	7,282,346
Systems Software–9.4%		
202,275	Adobe Systems, Inc.	6,486,959
386,400	BMC Software, Inc.*	6,309,912
865,901	Microsoft Corporation	22,175,725
535,050	Oracle Corporation*	6,431,301
231,635	VERITAS Software Corporation*	6,640,975
		48,044,872
Total Common Stocks (Domestic)		
(Cost–$419,465,272)		445,411,759

* Non-income producing.
  See notes to financial statements.

Shares		Market Value
Common Stocks (Foreign)–3.6%		
IT Consulting & Other Services–1.4%		
402,150	Accenture Limited Class A ADR (BD)*	$ 7,274,894
Oil & Gas Drilling–0.2%		
30,350	Nabors Industries Limited (BA)*	1,200,343
Pharmaceuticals–1.2%		
105,900	Teva Pharmaceutical Industries Limited Sponsored ADR (IS)	6,028,887
Railroads–0.5%		
52,225	Canadian National Railway Company (CA)	2,520,379
Semiconductors–0.3%		
42,375	Marvell Technology Group Limited (BD)*	1,456,419
Total Common Stocks (Foreign)		
(Cost–$15,448,754)		18,480,922

Principal Amount		Amortized Cost
Corporate Short-Term Notes–8.8%		
Other Diversified Financial Services–4.9%		
$25,100,000	Merrill Lynch & Company 1.12% 7/2/03	$ 25,099,219
Special Purpose Entity–3.9%		
19,800,000	Corporate Asset Funding Corporation 1.10% 7/1/03	19,800,000
Total Corporate Short-Term Notes		
(Amortized Cost–$44,899,219)		44,899,219
Total Investments–100.0%		
(Total Cost–$479,813,245)		508,791,900
Other Assets and Liabilities–(0.0%)		(23,005)
Net Assets–100.0%		$508,768,895

* Non-income producing.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
June 30, 2003 *(unaudited)*

Assets

Investment securities, at cost	$	479,813,245
Investment securities, at market		508,791,900
Cash		1,408,726
Receivables:		
Investment securities sold		4,815,839
Capital shares sold		405,687
Dividends		410,306
Other assets		5,151
Total Assets		515,837,609

Liabilities

Payables and other liabilities:		
Investment securities purchased		2,397,189
Capital shares redeemed		3,716,892
Advisory fees		315,815
Shareholder servicing fees		43,172
Accounting fees		25,251
Distribution fees		152,735
Custodian fees		1,204
Other		416,456
Total Liabilities		7,068,714
Net Assets	$	508,768,895

Net Assets consist of:

Capital (par value and paid-in surplus)		$1,293,787,499
Accumulated net investment loss		(1,264,709)
Accumulated net realized loss from security transactions		(812,732,550)
Net unrealized appreciation on investments		28,978,655
Total	$	508,768,895

See notes to financial statements.

Net Assets—Class A	$	5,895,236
Shares Outstanding—Class A		683,413
Net Asset Value, Redemption Price Per Share.............................	$	8.63
Maximum offering price per share		
(net asset value plus sales charge of 5.75% of offering price)	$	9.16
Net Assets—Class B...	$	12,652,585
Shares Outstanding—Class B		1,505,139
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share.......	$	8.41
Net Assets—Class C	$	1,583,399
Shares Outstanding—Class C		188,715
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share.......	$	8.39
Net Assets—Class F...		$482,232,108
Shares Outstanding—Class F...		55,756,781
Net Asset Value, Offering and Redemption Price Per Share	$	8.65
Net Assets—Class R	$	6,207,372
Shares Outstanding—Class R		713,814
Net Asset Value, Offering and Redemption Price Per Share	$	8.70
Net Assets—Class T	$	198,195
Shares Outstanding—Class T		23,644
Net Asset Value, Redemption Price Per Share.............................	$	8.38
Maximum offering price per share		
(net asset value plus sales charge of 4.50% of offering price)	$	8.77

See notes to financial statements.

STATEMENT OF OPERATIONS
For the six months ended June 30, 2003 *(unaudited)*

Investment Income:

Dividends	$ 2,153,128
Interest	237,268
Foreign taxes withheld	(6,207)
Total Investment Income	2,384,189

Expenses:

Advisory fees—Note 2	1,764,100
Shareholder servicing fees—Note 2	270,507
Accounting fees—Note 2	141,412
Distribution fees—Note 2	610,658
Transfer agency fees—Note 2	485,935
Registration fees	31,456
Postage and mailing expenses	69,764
Custodian fees and expenses—Note 2	7,221
Printing expenses	60,758
Legal and audit fees	48,807
Directors' fees and expenses—Note 2	53,318
Other expenses	109,500
Total Expenses	3,653,436
Earnings Credits	(3,272)
Reimbursed/Waived Expenses	(1,266)
Net Expenses	3,648,898
Net Investment Loss	(1,264,709)

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Loss on Security Transactions	(11,307,284)
Net Change in Unrealized Appreciation/Depreciation of Investments	82,491,280
Net Realized and Unrealized Gain	71,183,996
Net Increase in Net Assets Resulting from Operations	$ 69,919,287
Purchases of long-term securities	$255,626,631
Proceeds from sales of long-term securities	$282,082,623

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS
(unaudited)

	Six months ended 6/30/03	Year ended 12/31/02
Operations		
Net Investment Loss	$ (1,264,709)	$ (3,186,435)
Net Realized Loss on Security Transactions	(11,307,284)	(161,500,402)
Net Realized Gain from Foreign Currency Transactions	0	219
Net Change in Unrealized Appreciation/Depreciation	82,491,280	(56,838,030)
Net Increase (Decrease) in Net Assets Resulting from Operations	69,919,287	(221,524,648)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(34,416)	(439,145)
Class B	(620,206)	(2,574,883)
Class C	(151,481)	(656,249)
Class F	(27,548,447)	(210,452,943)
Class R	1,112,815	3,376,685
Class T	(37,183)	(271,640)
Net Decrease from Capital Share Transactions	(27,278,918)	(211,018,175)
Net Increase (Decrease) in Net Assets	42,640,369	(432,542,823)
Net Assets		
Beginning of period	$466,128,526	$898,671,349
End of period	$508,768,895	$466,128,526

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class A Shares				
Net Asset Value, beginning of period	$ 7.46	$10.53	$14.02	$23.88
Income from investment operations:				
Net investment loss....................	(0.03)	(0.06)	(0.05)	(0.05)
Net gains (losses) on securities (both realized and unrealized).......	1.20	(3.01)	(3.44)	(6.39)
Total from investment operations.	1.17	(3.07)	(3.49)	(6.44)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	(3.42)
Net Asset Value, end of period.............	$ 8.63	$ 7.46	$10.53	$14.02
Total Return/Ratios				
Total return*	15.68%	(29.15%)	(24.89%)	(27.30%)
Net assets, end of period (000s).......	$5,895	$5,149	$7,795	$8,655
Net expenses to average net assets# ...	1.68%**	1.48%	1.20%	1.05%
Gross expenses to average net assets#..	1.68%**	1.48%	1.21%	1.08%
Net investment loss to average net assets	(0.66%)**	(0.56%)	(0.47%)	(0.54%)
Portfolio turnover rate@	152%	139%	152%	182%

 * Sales charges are not reflected in the total return.

** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class B Shares				
Net Asset Value, beginning of period	$ 7.30	$ 10.38	$ 13.91	$ 23.88
Income from investment operations:				
Net investment loss....................	(0.08)	(0.18)	(0.13)	(0.11)
Net gains (losses) on securities				
(both realized and unrealized).......	1.19	(2.90)	(3.40)	(6.44)
Total from investment operations.	1.11	(3.08)	(3.53)	(6.55)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	(3.42)
Net Asset Value, end of period.............	$ 8.41	$ 7.30	$ 10.38	$ 13.91
Total Return/Ratios				
Total return*	15.21%	(29.67%)	(25.38%)	(27.77%)
Net assets, end of period (000s).......	$12,653	$11,603	$19,829	$25,359
Net expenses to average net assets# ...	2.49%**	2.22%	1.92%	1.80%
Gross expenses to average net assets#..	2.49%**	2.22%	1.93%	1.82%
Net investment loss to average net				
assets	(1.48%)**	(1.30%)	(1.20%)	(1.29%)
Portfolio turnover rate@	152%	139%	152%	182%

  * Sales charges are not reflected in the total return.

** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class C Shares				
Net Asset Value, beginning of period	$ 7.29	$10.36	$13.92	$23.88
Income from investment operations:				
Net investment loss...................	(0.12)	(0.26)	(0.18)	(0.10)
Net gains (losses) on securities (both realized and unrealized).......	1.22	(2.81)	(3.38)	(6.44)
Total from investment operations.	1.10	(3.07)	(3.56)	(6.54)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains...............	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	(3.42)
Net Asset Value, end of period............	$ 8.39	$ 7.29	$10.36	$13.92
Total Return/Ratios				
Total return*	15.09%	(29.63%)	(25.58%)	(27.72%)
Net assets, end of period (000s).......	$1,584	$1,528	$2,979	$4,384
Net expenses to average net assets# ...	2.49%**	2.37%	2.10%	1.80%
Gross expenses to average net assets#..	2.49%**	2.37%	2.11%	1.82%
Net investment loss to average net assets	(1.48%)**	(1.46%)	(1.38%)	(1.28%)
Portfolio turnover rate@	152%	139%	152%	182%

  * Sales charges are not reflected in the total return.

** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,				
		2002	**2001**	**2000**	**1999**	**1998**
Class F Shares						
Net Asset Value, beginning of period	$ 7.48	$ 10.53	$ 14.03	$ 23.87	$ 20.41	$ 17.28
Income from investment operations:						
Net investment income (loss)	(0.06)	(0.22)	(0.15)	(0.21)	(0.09)	0.01
Net gains (losses) on securities (both realized and unrealized)	1.23	(2.83)	(3.35)	(6.21)	7.73	4.26
Total from investment operations	1.17	(3.05)	(3.50)	(6.42)	7.64	4.27
Less distributions:						
From net investment income...............	0.00	0.00	0.00	0.00	0.00^	(0.01)
From net realized gains ..	0.00	0.00	0.00	(3.42)	(4.18)	(1.13)
Total distributions ...	0.00	0.00	0.00	(3.42)	(4.18)	(1.14)
Net Asset Value, end of period	$ 8.65	$ 7.48	$ 10.53	$ 14.03	$ 23.87	$ 20.41
Total Return/Ratios						
Total return	15.64%	(28.96%)	(24.95%)	(27.23%)	39.06%	25.04%
Net assets, end of period (000s).................	$482,232	$443,307	$865,425	$1,441,466	$3,323,606	$2,360,180
Net expenses to average net assets#	1.52%**	1.37%	1.30%	1.06%	1.08%	1.08%
Gross expenses to average net assets#	1.52%**	1.38%	1.31%	1.07%	1.09%	1.10%
Net investment income (loss) to average net assets.................	(0.51%)**	(0.46%)	(0.58%)	(0.58%)	(0.47%)	0.05%
Portfolio turnover rate@ ..	152%	139%	152%	182%	117%	143%

^ Distributions from net investment income for the year ended December 31, 1999 aggregated less than $0.01 on a per share basis.

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class R Shares				
Net Asset Value, beginning of period	$ 7.50	$10.57	$14.07	$23.88
Income from investment operations:				
Net investment income (loss)..........	0.00+	0.01	(0.02)	(0.02)
Net gains (losses) on securities (both realized and unrealized)	1.20	(3.08)	(3.48)	(6.37)
Total from investment operations.	1.20	(3.07)	(3.50)	(6.39)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	(3.42)
Net Asset Value, end of period.............	$ 8.70	$ 7.50	$10.57	$14.07
Total Return/Ratios				
Total return	16.00%	(29.04%)	(24.88%)	(27.08%)
Net assets, end of period (000s).......	$6,207	$4,333	$2,023	$ 9
Net expenses to average net assets# ...	1.17%**	1.30%	1.46%	0.79%
Gross expenses to average net assets#..	1.18%**	1.30%	1.46%	0.82%
Net investment loss to average net assets	(0.15%)**	(0.34%)	(0.72%)	(0.29%)
Portfolio turnover rate@	152%	139%	152%	182%

+ Net investment income (loss) for the six months ended June 30, 2003 aggregated less than $0.01 on a per share basis.

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class T Shares				
Net Asset Value, beginning of period	$ 7.27	$10.38	$14.00	$23.88
Income from investment operations:				
Net investment loss....................	(0.22)	(0.56)	(0.19)	(0.09)
Net gains (losses) on securities				
(both realized and unrealized).......	1.33	(2.55)	(3.43)	(6.37)
Total from investment operations.	1.11	(3.11)	(3.62)	(6.46)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	(3.42)
Net Asset Value, end of period.............	$ 8.38	$ 7.27	$10.38	$14.00
Total Return/Ratios				
Total return*	15.27%	(29.96%)	(25.86%)	(27.38%)
Net assets, end of period (000s).......	$ 198	$ 208	$ 621	$ 802
Net expenses to average net assets# ...	2.20%**	2.78%	2.55%	1.29%
Gross expenses to average net assets#..	2.20%**	2.78%	2.56%	1.32%
Net investment loss to average net				
assets	(1.20%)**	(1.89%)	(1.83%)	(0.80%)
Portfolio turnover rate@	152%	139%	152%	182%

  * Sales charges are not reflected in the total return.

** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of NASDAQ and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arise from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make

distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is a wholly-owned subsidiary of Mellon Bank N.A., which is a wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1% of the first $30 million of net assets, 0.75% of the next $270 million of net assets, 0.70% of the next $200 million of net assets, and 0.65% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation (an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through June 30, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2003, Class F shares were charged $77,218 and $169,884, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of The Dreyfus Corporation, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the six months ended June 30, 2003, Class F shares paid DTI and ITC $50,897 and $67,909, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.23 to $12.64, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the six months ended June 30, 2003 were as follows:

	Transfer Agency Fees Paid
Class A	$ 8,842
Class B	$23,108
Class C	$ 2,934
Class R	$ 1,867
Class T	$ 568

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2003, Class F shares were charged $560,887 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and Shareholder Servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the six months ended June 30, 2003, were as follows:

	Distribution Fees Paid	Shareholder Servicing Fees Paid
Class A..................	N/A	$ 6,660
Class B..................	$43,984	$14,661
Class C..................	$ 5,555	$ 1,852
Class T..................	$ 232	$ 232

During the six months ended June 30, 2003, DSC retained $1,253 in sales commissions from the sales of Class A shares. DSC also retained $55,446 of contingent deferred sales charges relating to redemptions of Class B shares.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million, and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A. serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2003, the Fund's portion of the fee waiver was $1,266. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses, and capital loss carryovers.

Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2002, represent capital loss carryovers that may be available to

offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2007 and December 31, 2010.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$785,319,022
Post-October Capital Loss Deferral...........................	$ 3,865,188
Post-October Currency Loss Deferral.........................	$ 0
Federal Tax Cost	$496,660,337
Gross Tax Appreciation of Investments.......................	$ 35,393,523
Gross Tax Depreciation of Investments.......................	$ (23,261,960)
Net Tax Appreciation.	$ 12,131,563

4. Fund Share Transactions

The Fund is authorized to issue 750 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended 6/30/03		Year ended 12/31/02	
	Shares	**Amount**	**Shares**	**Amount**
Class A				
Sold	58,472 $	464,060	176,909 $	1,575,474
Issued in Connection with Acquisition...............	0 $	0	8,437 $	83,443
Dividends or Distributions Reinvested	0 $	0	0 $	0
Redeemed	(65,054) $	(498,476)	(235,763) $	(2,098,062)
Net Decrease..............	**(6,582) $**	**(34,416)**	**(50,417) $**	**(439,145)**

	Six months ended 6/30/03		Year ended 12/31/02	
	Shares	**Amount**	**Shares**	**Amount**
Class B				
Sold	46,764	$ 375,570	117,855	$ 1,071,298
Issued in Connection with Acquisition...............	0	$ 0	30,576	$ 297,814
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(130,684)	$ (995,776)	(469,578)	$ (3,943,995)
Net Decrease..............	**(83,920)**	**$ (620,206)**	**(321,147)**	**$ (2,574,883)**
Class C				
Sold	5,140	$ 40,059	19,428	$ 176,384
Issued in Connection with Acquisition...............	0	$ 0	3,774	$ 36,681
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(26,113)	$ (191,540)	(100,964)	$ (869,314)
Net Decrease..............	**(20,973)**	**$ (151,481)**	**(77,762)**	**$ (656,249)**
Class F				
Sold	3,337,083	$ 26,297,429	6,324,146	$ 57,283,483
Issued in Connection with Acquisition...............	0	$ 0	162,005	$ 1,602,235
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(6,874,893)	$ (53,845,876)	(29,363,216)	$ (269,338,661)
Net Decrease..............	**(3,537,810)**	**$(27,548,447)**	**(22,877,065)**	**$(210,452,943)**
Class R				
Sold	163,548	$ 1,322,843	440,296	$ 3,853,596
Issued in Connection with Acquisition...............	0	$ 0	48	$ 475
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(27,152)	$ (210,028)	(54,408)	$ (477,386)
Net Increase	**136,396**	**$ 1,112,815**	**385,936**	**$ 3,376,685**
Class T				
Sold	363	$ 2,745	1,782	$ 16,192
Issued in Connection with Acquisition...............	0	$ 0	791	$ 7,690
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(5,342)	$ (39,928)	(33,797)	$ (295,522)
Net Decrease..............	**(4,979)**	**$ (37,183)**	**(31,224)**	**$ (271,640)**

5. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $75 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $75 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2003, there were no such borrowings.

6. Acquisition of Dreyfus Founders Focus Fund

On February 22, 2002, the Fund acquired all the net assets of Dreyfus Founders Focus Fund ("Focus") pursuant to a plan of reorganization approved by Focus shareholders on February 15, 2002. The acquisition was accomplished by a tax-free exchange of Class A, Class B, Class C, Class F, Class R, and Class T shares of the Fund in the amount of 8,437, 30,576, 3,774, 162,005, 48, and 791 shares, respectively, (valued at $83,443, $297,814, $36,681, $1,602,235, $475, and $7,690, respectively) for the 14,562, 52,804, 6,515, 279,701, 80, and 1,328 Focus Class A, Class B, Class C, Class F, Class R, and Class T shares outstanding, respectively, on February 22, 2002. Focus' net assets on that date, $2,028,338, including $145,042 of unrealized depreciation, were combined with those of the Fund. The aggregate net assets of the Fund and Focus immediately before the acquisition were $808,857,376 and $2,028,338, respectively.

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For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Dreyfus Founders Growth Fund
200 Park Avenue
New York, NY 10166

Manager

Founders Asset Management LLC
2930 East Third Avenue
Denver, CO 80206

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Dreyfus Founders Funds are managed by Founders Asset Management LLC.
Founders and Founders Funds are registered trademarks of Founders Asset Management LLC.

213SA0603

Dreyfus Founders Growth and Income Fund

SEMIANNUAL REPORT June 30, 2003



Table of Contents

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-8 were owned by the Fund on June 30, 2003. The amounts of these holdings are included in the Statement of Investments.

MANAGEMENT OVERVIEW



*A discussion with portfolio
manager John B. Jares, CFA*

**How did the Fund perform relative to its
benchmark in the six months ended June 30?**

The first six months of 2003 presented mixed results on both the
economic and broad market levels. However, the Dreyfus Founders
Growth and Income Fund performed well and posted a return[1] that
compared favorably to the 11.76% return posted by its benchmark,
the broad market Standard & Poor's 500 Index.

**What broad market factors most impacted
the Fund's performance during the period?**

Looking back, the broader market activity for first six months of 2003 can
be easily separated into two distinct periods. The first period is that which
led up to the war in Iraq and was characterized by falling equity prices. The
second period, which began with
the onset of the war and extended
through the end of June, saw a
powerful rally in equity prices.
The defining point that separates

> *"The infusion of consumer
> capital into the economy boosted
> the performance of the Fund's
> consumer-related stocks."*

---

[1] Excluding sales charges, which result in lower returns for certain share classes. Please see page 7 for
Average Annual and Year-to-Date Total Returns for all share classes, including and excluding sales charges.

Performance Highlights

- Investors' mindset began to shift due to a stabilization of the Iraqi conflict, the lowering of interest rates and renewed confidence in economic growth.
- Holdings in the healthcare sectors solidified the Fund's positive returns.
- Technology companies continued to show sub-par performance, hampering the Fund's returns in this sector.
- We continue to use a bottom-up, fundamentals-based research strategy to seek companies exhibiting signs of growth potential.

these two periods is easy to identify: an easing in the uncertainty surrounding the war motivated the market upswing. This, coupled with confidence that the economy could soon exhibit an improving pace of growth, provided a positive foundation for the market's rebound.

On the purely economic front, the first half of 2003 exhibited mixed results. Weekly jobless claims hovered at relatively high levels. By June, the unemployment rate moved above 6%, a nine-year high. The Institute for Supply Management (ISM) index posted readings below 50, the level considered to be the demarcation line between expansion and contraction. However, this ISM reading was better than it appeared, relatively speaking. The index actually improved during the period, moving from the mid-40s to the upper-40s, indicating only a modest amount of contraction. Lowered interest rates continued to have a positive impact on the housing and mortgage industries. And, although slowing over the six-month period, auto sales still remained at relatively high levels.

**What management decisions positively impacted
the Fund's performance during the period?**
The Fund's performance was primarily driven by strong performing
stock selections in the consumer discretionary and healthcare sectors.
The infusion of consumer capital into the economy boosted many of
the Fund's consumer-related stocks such as **Best Buy Company, Inc.**,
the leading retailer of consumer electronics, and **Estée Lauder Companies,
Inc.**, the manufacturer and distributor of cosmetics and fragrances.

The healthcare sector also provided positive opportunities during the
period as the Fund capitalized on holdings focused on the improvement of
cardiovascular health as well as the production of affordable drugs. **Boston
Scientific Corporation** strongly contributed to the Fund's performance as
it benefited from the success of its pioneering approach to interventional
cardiology. This approach improves upon existing technology by applying

Largest Equity Holdings (ticker symbol)	
1. SPDR Trust Series 1 (SPY)	5.11%
2. General Electric Company (GE)	3.61%
3. Exxon Mobil Corporation (XOM)	3.55%
4. Microsoft Corporation (MSFT)	3.38%
5. Estée Lauder Companies, Inc. (EL)	2.94%
6. Best Buy Company, Inc. (BBY)	2.24%
7. Pfizer, Inc. (PFE)	2.03%
8. Royal Caribbean Cruises Limited (RCL)	1.97%
9. MBNA Corporation (KRB)	1.89%
10. Bank of America Corporation (BAC)	1.82%

Portfolio holdings are subject to change, and should not be construed as a recommendation
of any security.

a drug to cardiovascular stents to help control coronary artery disease. We also saw strong returns from **Teva Pharmaceutical Industries Limited**, which continued to capitalize on market shifts toward less expensive drugs in the generic drug marketplace.



Growth of $10,000 Investment

■ **Dreyfus Founders Growth and Income Fund-Class F**
▨ **S&P 500 Index**

$26,037

$16,101

Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Growth and Income Fund on 6/30/93 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.

The Standard & Poor's (S&P) 500 Index is a market-value-weighted, unmanaged index of common stocks considered representative of the broad market. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

What management decisions hindered performance during the half?
Fund performance was hampered by negative results from stock selection
in the technology sector, such as **BMC Software, Inc.**, a manufacturer of
computer hardware and software systems. Already saddled with a weakened
environment in which to sell, BMC Software underperformed due to
missed revenue growth estimates.

The Fund's lack of holdings in the strong-performing utilities sector
hampered the Fund's relative performance. Inadequate performance in
the basic materials sector also hindered the Fund's relative returns due

Average Annual and Year-to-Date Total Return as of 6/30/03

	Year-to-Date[†]	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)					
With sales charge (5.75%)	7.67%	(5.76%)	—	—	(16.87%)
Without sales charge	14.24%	0.00%	—	—	(15.46%)
Class B Shares (12/31/99)					
With redemption*	9.82%	(4.49%)	—	—	(16.49%)
Without redemption	13.82%	(0.51%)	—	—	(15.81%)
Class C Shares (12/31/99)					
With redemption**	12.77%	(1.52%)	—	—	(16.25%)
Without redemption	13.77%	(0.52%)	—	—	(16.25%)
Class F Shares (7/5/38)	14.29%	0.56%	(7.60%)	4.88%	N/A
Class R Shares (12/31/99)	14.12%	0.00%	—	—	(15.28%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	8.45%	(4.94%)	—	—	(17.04%)
Without sales charge	13.57%	(0.52%)	—	—	(15.94%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit
www.founders.com for the most recent returns.

Past performance is no guarantee of future results. Investment return and principal value will
fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.
Average annual and year-to-date total return does not reflect the deduction of taxes that a shareholder
would pay on Fund distributions or redemption of Fund shares, but does reflect the reinvestment of
dividends and capital gain distributions, expense limits for certain share classes, and adjustments for
financial statement purposes.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after
six years, at which time the Class B shares convert to Class A shares.

**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within
one year of the date of purchase.

[†]Total return is not annualized.



Portfolio Composition

19.30% Information Technology
15.91% Consumer Discretionary
11.25% Healthcare
10.41% Financials
10.22% Consumer Staples
8.82% Industrials
7.29% Energy
2.01% Telecommunications Services
0.26% Materials
5.11% Other
9.42% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

to lackluster results from holdings such as **Air Products and Chemicals, Inc.**, a supplier of industrial gases, which experienced sluggish demand from end-users.

In addition, the Fund's cash position, which averaged 8% during the period, hampered returns the Fund might have otherwise seen in the strong market environment.

As we move into the second half of 2003, our investment strategy remains unchanged. We continue to use a bottom-up, fundamentals-based research approach to seek companies that have the potential to exhibit revenue and earnings growth that exceed Wall Street expectations.

John B. Jares, CFA
Portfolio Manager

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Shares		Market Value

Common Stocks (Domestic)–86.5%

Airlines–1.6%

102,925	Northwest Airlines Corporation Class A*	$ 1,162,023
127,950	Southwest Airlines Company	2,200,740
		3,362,763

Application Software–0.4%

46,582	PeopleSoft, Inc.*	819,377

Asset Management & Custody Banks–2.4%

22,975	Bank of New York Company, Inc.	660,531
162,100	Janus Capital Group, Inc.	2,658,440
55,350	SEI Investments Company	1,771,200
		5,090,171

Biotechnology–1.7%

31,010	Amgen, Inc.*	2,060,305
27,750	Gilead Sciences, Inc.*	1,542,345
		3,602,650

Broadcasting & Cable TV–2.4%

27,300	Clear Channel Communications, Inc.*	1,157,247
91,050	Comcast Corporation Special Class A*	2,624,972
37,750	Cox Communications, Inc.*	1,204,225
		4,986,444

Casinos & Gaming–0.4%

22,575	MGM Mirage, Inc.*	771,614

Communications Equipment–0.9%

119,188	Cisco Systems, Inc.*	1,989,248

Computer & Electronics Retail–2.2%

108,124	Best Buy Company, Inc.*	4,748,806

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GR	Greece	NW	Norway
AT	Austria	HK	Hong Kong	PH	Philippines
BA	Barbados	ID	Indonesia	PU	Puerto Rico
BD	Bermuda	IE	Ireland	SG	Singapore
BE	Belgium	IS	Israel	SP	Spain
CA	Canada	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	LU	Luxembourg	UK	United Kingdom
FR	France	MA	Malaysia	VI	Virgin Islands
GE	Germany	NE	Netherlands		

Shares		Market Value
Computer Hardware–1.6%		
40,800	International Business Machines Corporation	$ 3,366,000
Consumer Finance–1.9%		
192,562	MBNA Corporation	4,012,992
Data Processing & Outsourced Services–2.4%		
59,150	First Data Corporation	2,451,176
75,900	Fiserv, Inc.*	2,702,799
		5,153,975
Department Stores–0.6%		
62,691	Nordstrom, Inc.	1,223,728
Diversified Banks–3.4%		
48,875	Bank of America Corporation	3,862,591
66,800	Wells Fargo & Company	3,366,720
		7,229,311
Diversified Commercial Services–1.1%		
128,450	Cendant Corporation*	2,353,204
Drug Retail–0.2%		
14,275	Walgreen Company	429,678
Exchange Traded Funds–5.1%		
110,950	SPDR Trust Series 1	10,832,048
Food Retail–1.0%		
108,150	Safeway, Inc.*	2,212,749
Healthcare Equipment–1.3%		
43,750	Boston Scientific Corporation*	2,673,125
Healthcare Services–1.9%		
66,225	Caremark Rx, Inc.*	1,700,658
32,775	Express Scripts, Inc. Class A*	2,239,188
		3,939,846
Home Improvement Retail–1.2%		
78,525	Home Depot, Inc.	2,600,748
Hotels, Resorts & Cruise Lines–0.8%		
15,150	Carnival Corporation Class A	492,527
44,175	Starwood Hotels & Resorts Worldwide, Inc.	1,262,964
		1,755,491
Household Products–2.6%		
54,208	Colgate-Palmolive Company	3,141,354
26,550	Procter & Gamble Company	2,367,729
		5,509,083

* Non-income producing.
SPDR—Standard and Poor's Depositary Receipt.
See notes to financial statements.

Shares		Market Value
Hypermarkets & Super Centers–1.6%		
62,950	Wal-Mart Stores, Inc.	$ 3,378,527
Industrial Conglomerates–4.4%		
7,950	3M Company	1,025,391
266,350	General Electric Company	7,638,918
13,275	Ingersoll-Rand Company Class A	628,173
		9,292,482
Industrial Gases–0.3%		
13,000	Air Products and Chemicals, Inc.	540,800
Industrial Machinery–0.7%		
23,850	Illinois Tool Works, Inc.	1,570,523
Integrated Oil & Gas–3.6%		
209,216	Exxon Mobil Corporation	7,512,947
Integrated Telecommunication Services–2.0%		
41,250	SBC Communications, Inc.	1,053,938
81,350	Verizon Communications, Inc.	3,209,258
		4,263,196
Investment Banking & Brokerage–0.8%		
39,025	Morgan Stanley	1,668,319
Leisure Facilities–2.0%		
180,158	Royal Caribbean Cruises Limited	4,172,459
Movies & Entertainment–3.7%		
88,850	AOL Time Warner, Inc.*	1,429,597
79,800	Viacom, Inc. Class B*	3,484,068
150,050	Walt Disney Company	2,963,488
		7,877,153
Multi-Line Insurance–0.8%		
28,275	American International Group, Inc.	1,560,215
Oil & Gas Drilling–0.2%		
20,625	GlobalSantaFe Corporation	481,388
Oil & Gas Equipment & Services–1.9%		
14,875	BJ Services Company*	555,730
92,925	Smith International, Inc.*	3,414,065
		3,969,795
Oil & Gas Exploration & Production–0.9%		
27,688	Apache Corporation	1,801,381
Other Diversified Financial Services–1.2%		
58,099	Citigroup, Inc.	2,486,637
Personal Products–2.9%		
185,900	Estée Lauder Companies, Inc. Class A	6,233,227

Shares		Market Value
Pharmaceuticals–5.2%		
13,100	Forest Laboratories, Inc.*	$ 717,225
45,625	Johnson & Johnson	2,358,813
44,275	Merck & Company, Inc.	2,680,851
126,234	Pfizer, Inc.	4,310,891
22,875	Wyeth	1,041,956
		11,109,736
Publishing–1.2%		
53,300	Tribune Company	2,574,390
Railroads–0.5%		
18,300	Union Pacific Corporation	1,061,766
Semiconductor Equipment–0.9%		
16,150	KLA-Tencor Corporation*	750,814
32,175	Novellus Systems, Inc.*	1,178,281
		1,929,095
Semiconductors–3.3%		
34,950	Altera Corporation*	573,180
15,350	Broadcom Corporation*	382,369
90,303	Intel Corporation	1,876,858
79,400	Linear Technology Corporation	2,557,474
30,175	Maxim Integrated Products, Inc.*	1,031,683
24,500	Xilinx, Inc.*	620,095
		7,041,659
Soft Drinks–1.8%		
64,675	Coca-Cola Company	3,001,567
49,650	Coca-Cola Enterprises, Inc.	901,148
		3,902,715
Specialty Stores–1.4%		
92,125	Tiffany & Company	3,010,645
Systems Software–8.1%		
83,375	Adobe Systems, Inc.	2,673,836
160,450	BMC Software, Inc.*	2,620,149
279,916	Microsoft Corporation	7,168,649
163,975	Oracle Corporation*	1,970,980
93,454	VERITAS Software Corporation*	2,679,326
		17,112,940
Total Common Stocks (Domestic)		
(Cost–$172,825,813)		183,215,046

* Non-income producing.
  See notes to financial statements.

Shares		Market Value
Common Stocks (Foreign)–4.1%		
Integrated Oil & Gas–0.6%		
25,400	Royal Dutch Petroleum Company NY Shares (NE)	$ 1,184,148
IT Consulting & Other Services–1.3%		
159,225	Accenture Limited Class A ADR (BD)*	2,880,380
Oil & Gas Drilling–0.2%		
12,550	Nabors Industries Limited (BA)*	496,353
Pharmaceuticals–1.2%		
44,000	Teva Pharmaceutical Industries Limited Sponsored ADR (IS)	2,504,920
Railroads–0.5%		
21,600	Canadian National Railway Company (CA)	1,042,416
Semiconductors–0.3%		
17,500	Marvell Technology Group Limited (BD)*	601,468
Total Common Stocks (Foreign) **(Cost–$7,444,963)**		8,709,685

Principal Amount		Amortized Cost
Corporate Short-Term Notes–8.2%		
Other Diversified Financial Services–4.5%		
$9,600,000	Merrill Lynch & Company 1.12% 7/2/03	$ 9,599,701
Special Purpose Entity–3.7%		
7,900,000	Corporate Asset Funding Corporation 1.10% 7/1/03	7,900,000
Total Corporate Short-Term Notes **(Amortized Cost–$17,499,701)**		17,499,701
Total Investments–98.8% **(Total Cost–$197,770,477)**		209,424,432
Other Assets and Liabilities–1.2%		2,468,573
Net Assets–100.0%		$211,893,005

* *Non-income producing.*
  See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
June 30, 2003 *(unaudited)*

Assets

Investment securities, at cost	$197,770,477
Investment securities, at market	209,424,432
Cash	634,139
Receivables:	
Investment securities sold	2,963,610
Capital shares sold	33,492
Dividends	168,023
From adviser	39,319
From transfer agent	35
Total Assets	213,263,050

Liabilities

Payables and other liabilities:	
Investment securities purchased	993,661
Capital shares redeemed	58,565
Advisory fees	114,384
Shareholder servicing fees	24,341
Accounting fees	10,558
Distribution fees	46,068
Custodian fees	859
Other	121,609
Total Liabilities	1,370,045
Net Assets	$211,893,005

Net Assets consist of:

Capital (par value and paid-in surplus)	$337,657,544
Undistributed net investment income	77,771
Accumulated net realized loss from security transactions	(137,496,265)
Net unrealized appreciation on investments	11,653,955
Total	$211,893,005

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
June 30, 2003 *(unaudited) (continued)*

Net Assets—Class A...	$	546,205
Shares Outstanding—Class A...		139,059
Net Asset Value, Redemption Price Per Share...........................	$	3.93
Maximum offering price per share		
(net asset value plus sales charge of 5.75% of offering price)	$	4.17
Net Assets—Class B...	$	1,006,539
Shares Outstanding—Class B...		260,095
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	3.87
Net Assets—Class C	$	154,456
Shares Outstanding—Class C		40,674
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	3.80
Net Assets—Class F...	$ 210,059,347	
Shares Outstanding—Class F...		52,484,349
Net Asset Value, Offering and Redemption Price Per Share	$	4.00
Net Assets—Class R...	$	89,376
Shares Outstanding—Class R		22,547
Net Asset Value, Offering and Redemption Price Per Share	$	3.96
Net Assets—Class T...	$	37,082
Shares Outstanding—Class T		9,623
Net Asset Value, Redemption Price Per Share...........................	$	3.85
Maximum offering price per share		
(net asset value plus sales charge of 4.50% of offering price)	$	4.03

See notes to financial statements.

STATEMENT OF OPERATIONS
For the six months ended June 30, 2003 *(unaudited)*

Investment Income:

Dividends	$ 1,008,372
Interest	100,601
Foreign taxes withheld	(6,683)
Total Investment Income	1,102,290

Expenses:

Advisory fees—Note 2	638,894
Shareholder servicing fees—Note 2	157,205
Accounting fees—Note 2	58,975
Distribution fees—Note 2	84,493
Transfer agency fees—Note 2	69,069
Registration fees	28,012
Postage and mailing expenses	25,520
Custodian fees and expenses—Note 2	5,156
Printing expenses	24,750
Legal and audit fees	19,224
Directors' fees and expenses—Note 2	21,508
Other expenses	58,067
Total Expenses	1,190,873
Earnings Credits	(1,986)
Reimbursed/Waived Expenses	(868)
Expense Offset to Broker Commissions	(3,146)
Net Expenses	1,184,873
Net Investment Loss	(82,583)

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Loss on Security Transactions	(3,617,568)
Net Change in Unrealized Appreciation/Depreciation of Investments	30,576,074
Net Realized and Unrealized Gain	26,958,506
Net Increase in Net Assets Resulting from Operations	$ 26,875,923

Purchases of long-term securities	$101,511,219
Proceeds from sales of long-term securities	$108,066,522

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS
(unaudited)

	Six months ended 6/30/03	Year ended 12/31/02
Operations		
Net Investment Income (Loss)	$ (82,583)	$ 243,717
Net Realized Loss on Security Transactions	(3,617,568)	(45,255,731)
Net Change in Unrealized Appreciation/Depreciation	30,576,074	(25,124,429)
Net Increase (Decrease) in Net Assets Resulting from Operations	26,875,923	(70,136,443)
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class F	0	(109,803)
Net Decrease from Dividends and Distributions	0	(109,803)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	109,442	74,186
Class B	(124,548)	(173,941)
Class C	(49,835)	(19,371)
Class F	(8,306,950)	(27,489,605)
Class R	22,192	42,140
Class T	(309)	(60,858)
Net Decrease from Capital Share Transactions	(8,350,008)	(27,627,449)
Net Increase (Decrease) in Net Assets	18,525,915	(97,873,695)
Net Assets		
Beginning of period	$193,367,090	$291,240,785
End of period	$211,893,005	$193,367,090

See notes to financial statements.

18

FINANCIAL HIGHLIGHTS
(unaudited)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class A Shares				
Net Asset Value, beginning of period	$ 3.44	$ 4.66	$ 5.73	$ 7.61
Income from investment operations:				
Net investment income (loss)..........	0.01	(0.02)	(0.07)	0.00+
Net gains (losses) on securities (both realized and unrealized)	0.48	(1.20)	(1.00)	(1.45)
Total from investment operations.	0.49	(1.22)	(1.07)	(1.45)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	(0.43)
Net Asset Value, end of period............	$ 3.93	$ 3.44	$ 4.66	$ 5.73
Total Return/Ratios				
Total return*	14.24%	(26.18%)	(18.65%)	(19.04%)
Net assets, end of period (000s).......	$ 546	$ 378	$ 442	$ 318
Net expenses to average net assets# ...	1.52%**	1.87%	2.98%	1.01%
Gross expenses to average net assets#..	1.52%**	1.87%	2.98%	1.06%
Net investment loss to average net assets	(0.38%)**	(0.67%)	(1.82%)	(0.03%)
Portfolio turnover rate@	153%	152%	144%	165%

+ Net investment loss for the year ended December 31, 2000 aggregated less than $0.01 on a per share basis.

^ Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

* Sales charges are not reflected in the total return.

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class B Shares				
Net Asset Value, beginning of period	$ 3.40	$ 4.61	$ 5.65	$ 7.61
Income from investment operations:				
Net investment loss....................	(0.04)	(0.05)	(0.04)	(0.02)
Net gains (losses) on securities (both realized and unrealized)	0.51	(1.16)	(1.00)	(1.51)
Total from investment operations.	0.47	(1.21)	(1.04)	(1.53)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	(0.43)
Net Asset Value, end of period.............	$ 3.87	$ 3.40	$ 4.61	$ 5.65
Total Return/Ratios				
Total return*	13.82%	(26.25%)	(18.38%)	(20.09%)
Net assets, end of period (000s).......	$1,007	$ 1,013	$ 1,599	$ 1,170
Net expenses to average net assets# ...	2.29%**	2.14%	2.19%	1.76%
Gross expenses to average net assets#..	2.29%**	2.14%	2.20%	1.80%
Net investment loss to average net assets	(1.16%)**	(0.95%)	(1.03%)	(0.88%)
Portfolio turnover rate@	153%	152%	144%	165%

^ Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

* Sales charges are not reflected in the total return.

** Annualized.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

| | Six months ended June 30, 2003 | Year ended December 31, | | |
		2002	2001	2000
Class C Shares				
Net Asset Value, beginning of period	$ 3.34	$ 4.55	$ 5.66	$ 7.61
Income from investment operations:				
Net investment loss.....................	(0.10)	(0.07)	(0.13)	(0.01)
Net gains (losses) on securities (both realized and unrealized)	0.56	(1.14)	(0.98)	(1.51)
Total from investment operations.	0.46	(1.21)	(1.11)	(1.52)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	(0.43)
Net Asset Value, end of period.............	$ 3.80	$ 3.34	$ 4.55	$ 5.66
Total Return/Ratios				
Total return*	13.77%	(26.59%)	(19.58%)	(19.96%)
Net assets, end of period (000s).......	$ 154	$ 186	$ 270	$ 343
Net expenses to average net assets#,†..	2.30%**	2.76%	3.16%	1.75%
Gross expenses to average net assets#,†	2.30%**	2.77%	3.17%	1.84%
Net investment loss to average net assets†	(1.17%)**	(1.55%)	(2.01%)	(0.83%)
Portfolio turnover rate@	153%	152%	144%	165%

^ Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

* Sales charges are not reflected in the total return.

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company for the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 3.01% (2002) and 3.55% (2001). The gross expense ratios would have been 3.02% (2002) and 3.56% (2001). The net investment loss ratios would have been (1.80%) (2002) and (2.40%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,				
		2002	2001	2000	1999	1998
Class F Shares						
Net Asset Value, beginning of period	$ 3.50	$ 4.69	$ 5.69	$ 7.61	$ 7.32	$ 6.92
Income from investment operations:						
Net investment income (loss)...................	0.00+	0.00+	0.00+	(0.02)	0.00+	0.71
Net gains (losses) on securities (both realized and unrealized).........	0.50	(1.19)	(1.00)	(1.47)	1.06	0.51
Total from investment operations..........	0.50	(1.19)	(1.00)	(1.49)	1.06	1.22
Less distributions:						
From net investment income	0.00	0.00^	0.00	0.00	0.00	(0.11)
From net realized gains	0.00	0.00	0.00^	(0.43)	(0.77)	(0.71)
Total distributions.....	0.00	0.00	0.00	(0.43)	(0.77)	(0.82)
Net Asset Value, end of period .	$ 4.00	$ 3.50	$ 4.69	$ 5.69	$ 7.61	$ 7.32
Total Return/Ratios						
Total return	14.29%	(25.33%)	(17.55%)	(19.57%)	15.03%	17.78%
Net assets, end of period (000s)	$210,059	$191,701	$288,752	$385,816	$535,035	$542,307
Net expenses to average net assets#	1.20%**	1.08%	1.14%	1.10%	1.12%	1.08%
Gross expenses to average net assets#	1.20%**	1.08%	1.14%	1.12%	1.13%	1.10%
Net investment income (loss) to average net assets	(0.08%)**	0.11%	0.02%	(0.24%)	(0.05%)	1.38%
Portfolio turnover rate@ ...	153%	152%	144%	165%	165%	259%

+ Net investment income (loss) for the six months ended June 30, 2003 and the years ended December 31, 2002, 2001 and 1999 aggregated less than $0.01 on a per share basis.

^ Distributions from net investment income for the year ended December 31, 2002 and distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class R Shares				
Net Asset Value, beginning of period	$ 3.47	$ 4.74	$ 5.74	$ 7.61
Income from investment operations:				
Net investment income (loss)..........	0.02	(0.08)	(0.01)	0.00+
Net gains (losses) on securities (both realized and unrealized)	0.47	(1.19)	(0.99)	(1.44)
Total from investment operations.	0.49	(1.27)	(1.00)	(1.44)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	(0.43)
Net Asset Value, end of period.............	$ 3.96	$ 3.47	$ 4.74	$ 5.74
Total Return/Ratios				
Total return	14.12%	(26.79%)	(17.39%)	(18.91%)
Net assets, end of period (000s).......	$ 89	$ 57	$ 51	$ 1
Net expenses to average net assets#,†..	1.44%**	2.95%	2.72%	0.76%
Gross expenses to average net assets#,†	1.45%**	2.95%	2.73%	0.79%
Net investment income (loss) to average net assets†	(0.35%)**	(1.78%)	(1.68%)	0.01%
Portfolio turnover rate@	153%	152%	144%	165%

+ Net investment income (loss) for the year ended December 31, 2000 aggregated less than $0.01 on a per share basis.

^ Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company during the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 4.68% (2002) and 82.22% (2001). The gross expense ratios would have been 4.68% (2002) and 82.23% (2001). The net investment loss ratios would have been (3.51%) (2002) and (81.18%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class T Shares				
Net Asset Value, beginning of period	$ 3.39	$ 4.60	$ 5.68	$ 7.61
Income from investment operations:				
Net investment loss....................	(0.02)	(0.30)	(0.09)	(0.01)
Net gains (losses) on securities (both realized and unrealized)	0.48	(0.91)	(0.99)	(1.49)
Total from investment operations.	0.46	(1.21)	(1.08)	(1.50)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	(0.43)
Net Asset Value, end of period.............	$ 3.85	$ 3.39	$ 4.60	$ 5.68
Total Return/Ratios				
Total return*	13.57%	(26.30%)	(18.99%)	(19.69%)
Net assets, end of period (000s).......	$ 37	$ 33	$ 127	$ 82
Net expenses to average net assets#,†..	2.25%**	2.46%	3.13%	1.25%
Gross expenses to average net assets#,†	2.25%**	2.47%	3.14%	1.28%
Net investment loss to average net assets†	(1.13%)**	(1.29%)	(1.96%)	(0.40%)
Portfolio turnover rate@	153%	152%	144%	165%

^ Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.
* Sales charges are not reflected in the total return.
** Annualized.
# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.
† Certain fees were reimbursed by the management company for the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 3.70% (2002) and 6.31% (2001). The gross expense ratios would have been 3.71% (2002) and 6.32% (2001). The net investment loss ratios would have been (2.53%) (2002) and (5.14%) (2001).
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Notes to Financial Statements
June 30, 2003 *(unaudited)*

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Growth and Income Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of NASDAQ and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arise from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make

distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is a wholly-owned subsidiary of Mellon Bank N.A., which is a wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 0.65% of the first $250 million of net assets, 0.60% of the next $250 million of net assets, 0.55% of the next $250 million of net assets, and 0.50% of net assets in excess of $750 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation (an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through June 30, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2003, Class F shares were charged $48,158 and $107,055, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of The Dreyfus Corporation, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the six months ended June 30, 2003, Class F shares paid DTI and ITC $21,807 and $34,527, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.23 to $12.64, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Transfer agency fees paid to DTI during the six months ended June 30, 2003 were as follows:

	Transfer Agency Fees Paid
Class A	$ 829
Class B	$1,939
Class C	$ 356
Class R	$ 196
Class T	$ 152

Certain as-of shareholder transactions may result in gains or losses to the Fund. Depending on the circumstances, these gains may be payable to, or reimbursable from, the transfer agent; such gains and losses are presented on the Statement of Assets and Liabilities.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2003, Class F shares were charged $80,236 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and Shareholder Servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the six months ended June 30, 2003, were as follows:

	Distribution Fees Paid	Shareholder Servicing Fees Paid
Class A	N/A	$ 545
Class B	$3,574	$1,191
Class C	$ 640	$ 213
Class T	$ 43	$ 43

During the six months ended June 30, 2003, DSC retained $1,183 and $8 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $9,628 of contingent deferred sales charges relating to redemptions of Class B shares.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million, and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A. serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2003, the Fund's portion of the fee waiver was $868. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses, and capital loss carryovers.

Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2002, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2009 and December 31, 2010.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Undistributed Ordinary Income	$ 160,354
Accumulated Capital Losses	$129,641,572
Post-October Capital Loss Deferral	$ 0
Post-October Currency Loss Deferral	$ 0
Federal Tax Cost	$203,468,272
Gross Tax Appreciation of Investments	$ 14,934,129
Gross Tax Depreciation of Investments	$ (8,977,969)
Net Tax Appreciation	$ 5,956,160

4. Fund Share Transactions

The Fund is authorized to issue 750 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended 6/30/03		Year ended 12/31/02	
	Shares	**Amount**	**Shares**	**Amount**
Class A				
Sold	37,145	$ 140,503	71,858	$ 288,084
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(8,049)	$ (31,061)	(56,813)	$ (213,898)
Net Increase.................	**29,096**	**$ 109,442**	**15,045**	**$ 74,186**
Class B				
Sold	22,342	$ 81,289	42,856	$ 174,005
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(59,970)	$ (205,837)	(92,065)	$ (347,946)
Net Decrease...............	**(37,628)**	**$ (124,548)**	**(49,209)**	**$ (173,941)**
Class C				
Sold	8,909	$ 33,097	29,530	$ 112,098
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(23,810)	$ (82,932)	(33,351)	$ (131,469)
Net Decrease...............	**(14,901)**	**$ (49,835)**	**(3,821)**	**$ (19,371)**
Class F				
Sold	541,846	$ 1,992,208	1,166,742	$ 4,906,800
Dividends or Distributions Reinvested	0	$ 0	27,018	$ 94,563
Redeemed	(2,825,116)	$ (10,299,158)	(7,977,540)	$ (32,490,968)
Net Decrease...............	**(2,283,270)**	**$ (8,306,950)**	**(6,783,780)**	**$ (27,489,605)**
Class R				
Sold	21,704	$ 78,664	26,221	$ 110,661
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(15,432)	$ (56,472)	(20,676)	$ (68,521)
Net Increase.................	**6,272**	**$ 22,192**	**5,545**	**$ 42,140**
Class T				
Sold	443	$ 1,580	1,045	$ 4,157
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(489)	$ (1,889)	(18,930)	$ (65,015)
Net Decrease...............	**(46)**	**$ (309)**	**(17,885)**	**$ (60,858)**

5. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $75 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $75 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2003, there were no such borrowings.

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For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Dreyfus Founders Growth and Income Fund
200 Park Avenue
New York, NY 10166

Manager

Founders Asset Management LLC
2930 East Third Avenue
Denver, CO 80206

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

 275SA0603

Dreyfus Founders International Equity Fund

SEMIANNUAL REPORT June 30, 2003



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

TABLE OF CONTENTS

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-8 were owned by the Fund on June 30, 2003. The amounts of these holdings are included in the Statement of Investments.

M ANAGEMENT O VERVIEW

 

A discussion with co-portfolio managers Remi J. Browne, CFA, and Daniel B. LeVan, CFA

How did the Fund perform relative to its benchmark for the six months ended June 30?

The markets have seen a strong rebound during the first half of 2003. During the period, the Dreyfus Founders International Equity Fund underperformed the 10.25% return posted by its benchmark, the Morgan Stanley Capital International (MSCI) World ex U.S. Index. The Fund, due to its focus on companies with sustainable and quality earnings growth, was not exposed to the lower quality, weaker credit companies which performed remarkably well during the period.

What broad market factors most impacted the Fund's performance during the period?

The market experienced two distinct environments during the half, which separated neatly into calendar quarters. The first quarter was plagued by the uncertainty over a potential war in Iraq as well as the onset of Severe Acute Respiratory Syndrome (SARS) in Asia. Both factors weighed heavily upon already stressed domestic and foreign equity markets. However, by the opening of the second quarter, expectations for an economic

"Upon our move into the Fund's management position, changes that we implemented had a positive effect on the Fund's performance for the reporting period."

Performance Highlights

- Markets worldwide experienced a mid-period boom for the half-year ended June 30, 2003 despite initial war and international health concerns.
- Compelling growth opportunities were found in the healthcare and consumer staples sectors.
- Falling returns for French, Japanese and Swiss holdings dampened overall performance.
- Despite future economic uncertainty, the Fund continues to search for companies capable of delivering both revenue and earnings growth at reasonable valuations.

recovery and improving investor confidence helped advance performance, more than offsetting the declines experienced in the first quarter. The market remained, at the end of the period, on solid ground, posting substantial year-to-date returns.

What changes were made to the Fund after you took the helm in March?

Upon our move into the Fund's management position, three major changes in particular were perhaps the most influential. First, we sold sixty-five percent of previously-held companies, while at the same time increased the number of holdings in the Fund from 56 to 117 by the end of March. Second, we reduced the weighted average price-to-earnings ratio from 14 to 12 times, and increased the weighted average earnings growth from 9% to 13%. Finally, the weighted average market capitalization decreased from $38.8 billion to $25.3 billion. These adjustments proved to have a positive effect on Fund performance.

What factors positively contributed to the Fund's performance during the six-month period?

Fund performance was driven by strong stock selection in the healthcare and consumer staples sectors. In addition, good stock selection in the United Kingdom and Italy boosted the Fund's performance relative to the benchmark.

One of the largest positive contributors to the Fund's performance was from Canadian-based **Biovail Corporation**, which posted a 78% return for the first half of the year. Biovail's strong performance was due in part to positive development news the company released concerning several drugs currently in their pipeline.

Another global leader, which was a major positive contributor to the Fund, was German software company **SAP AG**. A multinational company with a leading position in the enterprise software business, SAP reported strong first quarter numbers in the beginning of April. This increase in performance was attributable to its license business exceeding expectations, as well as positive growth in U.S. markets. The company was also able to reduce costs significantly, which helped expand its operating margins.

Largest Equity Holdings (country of origin; ticker symbol)

1.	Vodafone Group PLC (United Kingdom; VOD)	3.14%
2.	SAP AG (Germany; SAP)	2.31%
3.	BP PLC (United Kingdom; BP)	2.28%
4.	HBOS PLC (United Kingdom; HBOS)	2.14%
5.	Novartis AG (Switzerland; NOV)	1.94%
6.	Royal Bank of Scotland Group PLC (United Kingdom; RBS)	1.94%
7.	Canon, Inc. (Japan; 7751)	1.58%
8.	Orange SA (France; OGE)	1.52%
9.	Takeda Chemical Industries Limited (Japan; 4502)	1.50%
10.	GlaxoSmithKline PLC (United Kingdom; GSK)	1.47%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

What were the largest hindrances to the Fund's performance?

Disappointments in a few major holdings and weak stock selection in underperforming markets hampered Fund performance. For example,



Growth of $10,000 Investment

■ Dreyfus Founders International Equity Fund-Class F
▬ MSCI World ex U.S. Index

$11,263
$10,497

Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders International Equity Fund on its inception date of 12/29/95 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to fee waivers and expense limitations. These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.

The MSCI World ex U.S. Index is an average of the performance of selected securities listed on the stock exchanges of Europe, Canada, Australia, New Zealand, and the Far East. The performance data for the MSCI World ex U.S. Index is from December 31, 1995 through June 30, 2003. Total return figures for this index assume change in share price and reinvestment of dividends after the deduction of local taxes, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

some of our positions in the information technology and financials sectors, including India's Satyam Computer Services Limited and Britain's Amvescap PLC, were detrimental to the Fund. Both of these holdings were sold once our tenure began.

Average Annual and Year-to-Date Total Return as of 6/30/03

	Year-to-Date[†]	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)					
With sales charge (5.75%)	0.66%	(16.91%)	—	—	(22.25%)
Without sales charge	6.82%	(11.87%)	—	—	(20.93%)
Class B Shares (12/31/99)					
With redemption*	2.54%	(16.00%)	—	—	(22.11%)
Without redemption	6.54%	(12.50%)	—	—	(21.51%)
Class C Shares (12/31/99)					
With redemption**	5.41%	(13.40%)	—	—	(21.57%)
Without redemption	6.41%	(12.53%)	—	—	(21.57%)
Class F Shares (12/29/95)	7.10%	(11.67%)	(7.75%)	N/A	1.60%
Class R Shares (12/31/99)	7.06%	(11.52%)	—	—	(20.74%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	2.01%	(15.88%)	—	—	(22.14%)
Without sales charge	6.86%	(11.89%)	—	—	(21.11%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

   Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but does reflect the reinvestment of dividends and capital gain distributions, expense limitations, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. Investments in foreign securities may entail unique risks, including political, market, and currency risks.

   *The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

   **The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

   [†]Total return is not annualized.



Portfolio Composition

25.03% United Kingdom
18.55% Japan
7.23% Germany
7.02% France
6.34% Switzerland
5.17% Canada
4.30% Spain
3.41% Australia
3.40% Cash & Equivalents
19.55% Other Countries

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Additionally, weak stock selection in three major foreign markets in particular—France, Japan and Switzerland—curtailed the efforts of the Fund.

In conclusion, we will remain consistent in our approach to the Fund, relying on our bottom-up research process to seek companies we believe are capable of posting strong future revenue and earnings growth at valuations that make sense. We will continue to look for companies with increasing business momentum and strong underlying growth relative to their valuation.

Remi J. Browne, CFA
Co-Portfolio Manager

Daniel B. LeVan, CFA
Co-Portfolio Manager

This page intentionally left blank.

Shares		Market Value

Common Stocks (Foreign)–96.6%

Airlines–0.5%
64,600	British Airways (UK)*	$ 161,500

Application Software–2.9%
7,400	Cognos, Inc. (CA)*	198,615
6,300	SAP AG (GE)	737,942
		936,557

Auto Parts & Equipment–1.2%
8,000	Canadian Tire Corporation Limited Class A (CA)	191,345
11,000	NOK Corporation (JA)	182,669
		374,014

Automobile Manufacturers–2.4%
49,000	Nissan Motor Company Limited (JA)	468,474
6,700	PSA Peugeot Citroen (FR)	325,459
		793,933

Biotechnology–0.9%
2,400	Actelion Limited (SZ)*	159,823
239	Serono SA (SZ)	140,453
		300,276

Brewers–1.8%
30,000	Fraser & Neave Limited (SG)	146,508
23,000	Kirin Brewery Company Limited (JA)	161,666
73,100	Lion Nathan Limited (AU)	262,770
		570,944

Broadcasting & Cable TV–0.6%
64,700	Seven Network Limited (AU)	206,106

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GR	Greece	NW	Norway		
AT	Austria	HK	Hong Kong	PH	Philippines		
BA	Barbados	ID	Indonesia	PU	Puerto Rico		
BD	Bermuda	IE	Ireland	SG	Singapore		
BE	Belgium	IS	Israel	SP	Spain		
CA	Canada	IT	Italy	SW	Sweden		
CN	China	JA	Japan	SZ	Switzerland		
DE	Denmark	KR	South Korea	TH	Thailand		
FI	Finland	LU	Luxembourg	UK	United Kingdom		
FR	France	MA	Malaysia	VI	Virgin Islands		
GE	Germany	NE	Netherlands				

Shares		Market Value
Commercial Printing–0.6%		
18,000	Dai Nippon Printing Company Limited (JA)	$ 190,381
Communications Equipment–1.1%		
12,000	Nokia Oyj (FI)	197,611
57,300	Nortel Networks Corporation (CA)*	153,497
		351,108
Computer Storage & Peripherals–1.1%		
9,100	Logitech International SA (SZ)*	341,292
Construction & Engineering–1.1%		
8,200	ACS, Actividades de Construccion y Servicios SA (SP)	349,828
Construction Materials–0.5%		
51,300	Boral Limited (AU)*	174,085
Consumer Electronics–2.1%		
10,500	Pioneer Corporation (JA)	236,102
34,000	Sharp Corporation (JA)	436,344
		672,446
Consumer Finance–0.6%		
36,900	Bradford & Bingley PLC (UK)	191,350
Diversified Banks–14.4%		
8,800	ABN AMRO Holding NV (NE)	168,259
11,400	Alliance & Leicester PLC (UK)	156,139
26,700	Alpha Bank AE (GR)	465,441
42,000	Anglo Irish Bank Corporation PLC (IE)	371,383
95,107	Banca Intesa SPA (IT)	304,172
31,419	Barclays PLC (UK)	233,309
8,807	BNP Paribas SA (FR)	447,531
52,700	HBOS PLC (UK)	682,230
5,300	Jyske Bank SA (DE)*	213,799
52	Mitsubishi Tokyo Financial Group, Inc. (JA)	235,153
22,034	Royal Bank of Scotland Group PLC (UK)	618,116
14,200	Skandinaviska Enskilda Banken (SW)	144,574
2,800	Societe Generale (FR)	177,492
37,083	Standard Chartered PLC (UK)	450,381
		4,667,979
Diversified Capital Markets–0.6%		
3,770	UBS AG (SZ)	209,723
Diversified Chemicals–1.0%		
7,500	BASF AG (GE)	319,103
Diversified Metals & Mining–0.5%		
29,200	BHP Billiton PLC (UK)	153,710

* Non-income producing.
  See notes to financial statements.

11

Shares		Market Value
Electric Utilities–2.7%		
5,000	E.ON AG (GE)	$ 256,373
25,938	Endesa SA (SP)	434,286
4,500	Fortis, Inc. (CA)	195,393
		886,052
Electrical Components & Equipment–0.5%		
23,000	Sumitomo Electric Industries Limited (JA)	167,987
Electronic Equipment Manufacturers–1.0%		
1,700	Keyence Corporation (JA)	311,472
Food Retail–1.9%		
6,600	Delhaize Group (BE)	200,850
37,600	J Sainsbury PLC (UK)	157,597
16,900	Metro, Inc. (CA)	244,396
		602,843
Healthcare Distributors–0.5%		
7,100	Suzuken Company Limited (JA)	168,520
Healthcare Equipment–0.7%		
8,100	Getinge AB Class B (SW)	215,025
Home Furnishings–0.5%		
5,200	Hunter Douglas NV (NE)	173,174
Homebuilding–0.7%		
33,400	Barratt Developments PLC (UK)	238,099
Household Products–1.1%		
19,550	Reckitt Benckiser PLC (UK)	358,739
Housewares & Specialties–0.8%		
6,200	Citizen Electronics Company Limited (JA)	270,564
Hypermarkets & Super Centers–0.5%		
5,600	Metro AG (GE)	178,199
Industrial Conglomerates–2.0%		
16,300	DCC PLC (IE)	219,006
37,000	Hutchison Whampoa Limited (HK)	225,375
71,000	Keppel Corporation Limited (SG)	197,558
		641,939
Industrial Machinery–0.5%		
6,100	Saurer AG (SZ)*	166,630
Integrated Oil & Gas–5.3%		
104,819	BP PLC (UK)	726,901
1,260	OMV AG (AT)	151,379
21,800	Repsol YPF SA (SP)	353,486
50,450	Shell Transport & Trading Company PLC (UK)	333,003
978	Total SA (FR)	147,801
		1,712,570

Shares		Market Value
Integrated Telecommunication Services–6.8%		
117,800	BT Group PLC (UK)	$ 396,068
11,100	Deutsche Telekom AG (GE)*	169,024
41,700	Koninklijke NV (NE)*	295,463
9,600	NetCom AB Class B (SW)*	356,781
74	Nippon Telegraph & Telephone Corporation (JA)	290,269
11,200	TDC AS Class B (DE)	334,956
84,000	TeliaSonera AB (SW)	348,387
		2,190,948
IT Consulting & Other Services–1.1%		
10,300	Cap Gemini SA (FR)	365,728
Leisure Products–0.5%		
4,400	Bandai Company Limited (JA)	167,828
Office Electronics–1.6%		
11,000	Canon, Inc. (JA)	504,768
Oil & Gas Drilling–0.7%		
30,000	Saipem SPA (IT)	224,621
Oil & Gas Equipment & Services–0.7%		
13,400	ProSafe ASA (NW)*	243,184
Oil & Gas Exploration & Production–1.4%		
34,800	Cairn Energy PLC (UK)*	175,723
8,600	Penn West Petroleum Limited (CA)*	275,316
		451,039
Packaged Foods & Meats–1.8%		
19,000	Nisshin Seifun Group, Inc. (JA)	134,974
117,900	Parmalat Finaziaria SPA (IT)	370,976
11,100	Viscofan SA (SP)	86,424
		592,374
Pharmaceuticals–10.7%		
4,520	Altana AG (GE)	282,889
7,750	AstraZeneca Group PLC (UK)	310,767
4,368	Biovail Corporation (CA)*	205,558
38,100	Galen Holdings PLC (UK)	327,245
23,218	GlaxoSmithKline PLC (UK)	468,574
15,659	Novartis AG (SZ)	619,655
10,000	Ono Pharmaceuticals Company Limited (JA)	309,806
5,575	Sanofi-Synthelabo SA (FR)	326,510
23,000	Shire Pharmaceuticals Group PLC (UK)*	151,815
13,000	Takeda Chemical Industries Limited (JA)	479,617
		3,482,436

* Non-income producing.
  See notes to financial statements.

Shares		Market Value
Precious Metals & Minerals–0.6%		
17,600	ThyssenKrupp AG (GE)	$ 201,709
Property & Casualty Insurance–2.1%		
17,700	Kingsway Financial Services, Inc. (CA)*	212,978
74,000	QBE Insurance Group Limited (AU)	462,531
		675,509
Publishing–0.6%		
26,200	Johnston Press PLC (UK)	187,261
Real Estate Investment Trusts–0.7%		
100	Sumitomo Mitsui Financial Group, Inc. (JA)	218,197
Real Estate Management & Development–4.0%		
54,600	Cheung Kong (Holdings) Limited (CN)	328,380
196,000	Henderson Investment Limited (HK)	188,507
22,119	Inmobiliaria Urbis SA (SP)	170,439
14,800	Land Securities PLC (UK)	190,861
26,000	Mitsui Fudosan Company Limited (JA)	166,080
4,000	Wereldhave NV (NE)	251,493
		1,295,760
Semiconductors–0.8%		
13,300	Micronas Semiconductor Holding AG (SZ)*	268,062
Soft Drinks–0.5%		
10,800	Kirin Beverage Corporation (JA)	162,259
Specialty Chemicals–0.5%		
2,500	Ciba Specialty Chemicals AG (SZ)*	151,347
Thrifts & Mortgage Finance–1.4%		
37,700	Northern Rock PLC (UK)	443,566
Tires & Rubber–0.6%		
9,400	Continental AG (GE)	197,327
Trading Companies & Distributors–1.0%		
45,000	Mitsubishi Corporation (JA)	312,180
Trucking–0.5%		
28,000	Seino Transportation Company Limited (JA)	160,200
Wireless Telecommunication Services–5.4%		
72	KDDI Corporation (JA)	278,826
54,600	Orange SA (FR)*	484,678
511,775	Vodafone Group PLC (UK)	1,000,750
		1,764,254
Total Common Stocks (Foreign)		
(Cost–$27,143,355)		31,316,705

Principal Amount		Amortized Cost

Corporate Short-Term Notes–1.2%

Other Diversified Financial Services–1.2%

$ 400,000	Merrill Lynch & Company	
	1.30% 7/1/03	$ 400,000

Total Corporate Short-Term Notes
(Amortized Cost–$400,000) 400,000

Total Investments–97.8%
(Total Cost–$27,543,355) 31,716,705

Other Assets and Liabilities–2.2% 702,534

Net Assets–100.0% $32,419,239

* *Non-income producing.*
  See notes to financial statements.

Assets

Investment securities, at cost	$27,543,355
Investment securities, at market	31,716,705
Cash	180,164
Foreign currency (cost $216,826)	216,830
Receivables:	
Investment securities sold	549,662
Capital shares sold	191,187
Dividends	34,469
From adviser	46,098
From transfer agent	536
Other assets	45,436
Total Assets	32,981,087

Liabilities

Payables and other liabilities:	
Investment securities purchased	454,099
Capital shares redeemed	22,532
Advisory fees	20,697
Shareholder servicing fees	7,000
Accounting fees	2,760
Distribution fees	3,928
Custodian fees	7,654
Other	43,178
Total Liabilities	561,848
Net Assets	$32,419,239

Net Assets consist of:

Capital (par value and paid-in surplus)	$70,032,858
Undistributed net investment income	308,062
Accumulated net realized loss from security transactions (net of foreign taxes on Indian investments of $59,078)	(42,099,998)
Net unrealized appreciation on investments and foreign currency translation	4,178,317
Total	$32,419,239

Net Assets—Class A	$18,287,338
Shares Outstanding—Class A	2,379,764
Net Asset Value, Redemption Price Per Share	$ 7.68
Maximum offering price per share	
(net asset value plus sales charge of 5.75% of offering price)	$ 8.15
Net Assets—Class B	$ 1,936,884
Shares Outstanding—Class B	258,617
Net Asset Value, Offering and Redemption Price	
(excluding applicable contingent deferred sales charge) Per Share	$ 7.49
Net Assets—Class C	$ 473,309
Shares Outstanding—Class C	63,323
Net Asset Value, Offering and Redemption Price	
(excluding applicable contingent deferred sales charge) Per Share	$ 7.47
Net Assets—Class F	$ 8,787,567
Shares Outstanding—Class F	1,143,192
Net Asset Value, Offering and Redemption Price Per Share	$ 7.69
Net Assets—Class R	$ 2,791,266
Shares Outstanding—Class R	361,028
Net Asset Value, Offering and Redemption Price Per Share	$ 7.73
Net Assets—Class T	$ 142,875
Shares Outstanding—Class T	18,726
Net Asset Value, Redemption Price Per Share	$ 7.63
Maximum offering price per share	
(net asset value plus sales charge of 4.50% of offering price)	$ 7.99

See notes to financial statements.

STATEMENT OF OPERATIONS
For the six months ended June 30, 2003 *(unaudited)*

Investment Income:

Dividends	$	594,834
Interest		11,119
Foreign taxes withheld		(64,720)
Total Investment Income		541,233

Expenses:

Advisory fees—Note 2	156,510
Shareholder servicing fees—Note 2	40,752
Accounting fees—Note 2	15,651
Distribution fees—Note 2	19,956
Transfer agency fees—Note 2	57,732
Registration fees	29,736
Postage and mailing expenses	2,397
Custodian fees and expenses—Note 2	45,923
Printing expenses	17,634
Legal and audit fees	3,410
Directors' fees and expenses—Note 2	3,898
Other expenses	12,047
Total Expenses	405,646
Earnings Credits	(788)
Reimbursed/Waived Expenses	(179,449)
Expense Offset to Broker Commissions	(70)
Net Expenses	225,339
Net Investment Income	315,894

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain (Loss) on:

Security transactions (net of foreign taxes on Indian investments of $59,078)	(7,630,570)
Foreign currency transactions	2,604
Net Realized Loss	(7,627,966)
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	9,561,006
Net Realized and Unrealized Gain	1,933,040
Net Increase in Net Assets Resulting from Operations	$ 2,248,934

Purchases of long-term securities	$32,918,506
Proceeds from sales of long-term securities	$35,137,920

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS
(unaudited)

	Six months ended 6/30/03	Year ended 12/31/02
Operations		
Net Investment Income	$ 315,894	$ 32,165
Net Realized Loss	(7,627,966)	(5,583,604)
Net Change in Unrealized Appreciation/Depreciation	9,561,006	(8,376,964)
Net Increase (Decrease) in Net Assets Resulting from Operations	2,248,934	(13,928,403)
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	0	(32,238)
Class F	0	(15,146)
Class R	0	(9,276)
Net Decrease from Dividends and Distributions	0	(56,660)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(1,232,448)	(3,344,747)
Class B	(375,373)	(592,334)
Class C	(78,193)	(629,053)
Class F	(1,133,871)	(3,309,006)
Class R	140,294	(2,588,838)
Class T	(49,748)	(102,473)
Net Decrease from Capital Share Transactions	(2,729,339)	(10,566,451)
Net Decrease in Net Assets	(480,405)	(24,551,514)
Net Assets		
Beginning of period	$32,899,644	$ 57,451,158
End of period	$32,419,239	$ 32,899,644

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class A Shares				
Net Asset Value, beginning of period	$ 7.19	$ 10.03	$ 14.42	$ 19.88
Income from investment operations:				
Net investment income (loss)..........	0.08	0.01	0.00+	(0.03)
Net gains (losses) on securities (both				
realized and unrealized)	0.41	(2.84)	(4.39)	(3.53)
Total from investment operations.	0.49	(2.83)	(4.39)	(3.56)
Less distributions:				
From net investment income	0.00	(0.01)	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(1.90)
Total distributions	0.00	(0.01)	0.00	(1.90)
Net Asset Value, end of period.............	$ 7.68	$ 7.19	$ 10.03	$ 14.42
Total Return/Ratios				
Total return*	6.82%	(28.19%)	(30.44%)	(17.60%)
Net assets, end of period (000s).......	$18,287	$18,217	$29,151	$ 4,434
Net expenses to average net assets#,†..	1.40%**	1.40%	1.44%	1.77%
Gross expenses to average net assets#,†	1.41%**	1.40%	1.46%	1.82%
Net investment income (loss) to				
average net assets†	2.07%**	0.13%	(0.74%)	(0.36%)
Portfolio turnover rate@	133%	220%	213%	184%

+ Net investment loss for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

* Sales charges are not reflected in the total return.

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company and its affiliates for the six months ended June 30, 2003 and for the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 2.55% (2003), 2.18% (2002) and 1.76% (2001). The gross expense ratios would have been 2.56% (2003), 2.18% (2002) and 1.78% (2001). The net investment income (loss) ratios would have been 0.92% (2003), (0.65%) (2002) and (1.06%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class B Shares				
Net Asset Value, beginning of period	$ 7.03	$ 9.87	$ 14.29	$ 19.88
Income from investment operations:				
Net investment (loss)	(0.02)	(0.11)	(0.12)	(0.09)
Net gains (losses) on securities (both realized and unrealized)	0.48	(2.73)	(4.30)	(3.60)
Total from investment operations.	0.46	(2.84)	(4.42)	(3.69)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(1.90)
Total distributions	0.00	0.00	0.00	(1.90)
Net Asset Value, end of period.............	$ 7.49	$ 7.03	$ 9.87	$ 14.29
Total Return/Ratios				
Total return*	6.54%	(28.77%)	(30.93%)	(18.27%)
Net assets, end of period (000s).......	$1,937	$ 2,201	$ 3,786	$ 5,129
Net expenses to average net assets#,†..	2.15%**	2.15%	2.26%	2.52%
Gross expenses to average net assets#,†	2.16%**	2.16%	2.28%	2.57%
Net investment income (loss) to average net assets†	1.29%**	(0.61%)	(1.03%)	(1.18%)
Portfolio turnover rate@	133%	220%	213%	184%

* Sales charges are not reflected in the total return.

** Annualized.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company and its affiliates for the six months ended June 30, 2003 and for the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 3.33% (2003), 2.90% (2002) and 2.65%. (2001). The gross expense ratios would have been 3.34% (2003), 2.91% (2002) and 2.67% (2001). The net investment income (loss) ratios would have been 0.11% (2003), (1.36%) (2002) and (1.42%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class C Shares				
Net Asset Value, beginning of period	$ 7.02	$ 9.86	$ 14.27	$ 19.88
Income from investment operations:				
Net investment (loss)	(0.06)	(0.29)	(0.16)	(0.07)
Net gains (losses) on securities (both realized and unrealized)	0.51	(2.55)	(4.25)	(3.64)
Total from investment operations.	0.45	(2.84)	(4.41)	(3.71)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(1.90)
Total distributions	0.00	0.00	0.00	(1.90)
Net Asset Value, end of period.............	$ 7.47	$ 7.02	$ 9.86	$ 14.27
Total Return/Ratios				
Total return*	6.41%	(28.80%)	(30.90%)	(18.37%)
Net assets, end of period (000s).......	$ 473	$ 532	$ 1,429	$ 2,635
Net expenses to average net assets#,†..	2.15%**	2.15%	2.26%	2.50%
Gross expenses to average net assets#,†	2.16%**	2.16%	2.29%	2.55%
Net investment income (loss) to average net assets†	1.30%**	(0.63%)	(0.99%)	(1.18%)
Portfolio turnover rate@	133%	220%	213%	184%

  * Sales charges are not reflected in the total return.

** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

 † Certain fees were reimbursed by the management company and its affiliates for the six months ended June 30, 2003 and for the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 3.31% (2003), 3.10% (2002) and 2.83% (2001). The gross expense ratios would have been 3.32% (2003), 3.11% (2002) and 2.85% (2001). The net investment income (loss) ratios would have been 0.14% (2003), (1.58%) (2002) and (1.56%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,				
		2002	2001	2000	1999	1998
Class F Shares						
Net Asset Value, beginning of period	$ 7.18	$ 10.03	$ 14.40	$ 19.87	$ 14.03	$ 12.05
Income from investment operations:						
Net investment income (loss) ..	0.04	(0.05)	(0.07)	(0.08)	(0.05)	0.03
Net gains (losses) on securities (both realized and unrealized)	0.47	(2.79)	(4.30)	(3.49)	8.07	2.02
Total from investment operations	0.51	(2.84)	(4.37)	(3.57)	8.02	2.05
Less distributions:						
From net investment income ...	0.00	(0.01)	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(1.90)	(2.18)	(0.07)
Total distributions	0.00	(0.01)	0.00	(1.90)	(2.18)	(0.07)
Net Asset Value, end of period	$ 7.69	$ 7.18	$ 10.03	$ 14.40	$ 19.87	$ 14.03
Total Return/Ratios						
Total return	7.10%	(28.30%)	(30.35%)	(17.65%)	58.71%	17.01%
Net assets, end of period (000s)	$8,788	$ 9,321	$ 16,640	$ 30,040	$35,607	$18,938
Net expenses to average net assets#,†	1.40%**	1.40%	1.52%	1.80%	1.80%	1.80%
Gross expenses to average net assets#,†	1.41%**	1.40%	1.55%	1.84%	1.82%	1.83%
Net investment income (loss) to average net assets†	2.03%**	0.12%	(0.26%)	(0.55%)	(0.36%)	0.02%
Portfolio turnover rate@	133%	220%	213%	184%	205%	148%

** Annualized.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company and its affiliates. Had these fees not been reimbursed, the net expense ratios would have been 2.59% (2003), 2.13% (2002), 1.96% (2001), 1.91% (2000), 1.97% (1999), and 1.89% (1998). The gross expense ratios would have been 2.60% (2003), 2.13% (2002), 1.99% (2001), 1.95% (2000), 1.99% (1999), and 1.92% (1998). The net investment income (loss) ratios would have been 0.84% (2003), (0.61%) (2002), (0.70%) (2001), (0.66%) (2000), (0.53%) (1999), and (0.07%) (1998).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class R Shares				
Net Asset Value, beginning of period	$ 7.22	$ 10.08	$ 14.45	$ 19.88
Income from investment operations:				
Net investment income (loss)..........	0.08	0.02	0.00+	(0.01)
Net gains (losses) on securities (both realized and unrealized)	0.43	(2.85)	(4.37)	(3.52)
Total from investment operations.	0.51	(2.83)	(4.37)	(3.53)
Less distributions:				
From net investment income	0.00	(0.03)	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(1.90)
Total distributions	0.00	(0.03)	0.00	(1.90)
Net Asset Value, end of period.............	$ 7.73	$ 7.22	$ 10.08	$ 14.45
Total Return/Ratios				
Total return	7.06%	(28.10%)	(30.24%)	(17.45%)
Net assets, end of period (000s).......	$2,791	$ 2,470	$ 6,102	$ 2,716
Net expenses to average net assets#,†..	1.15%**	1.15%	1.26%	1.53%
Gross expenses to average net assets#,†	1.15%**	1.16%	1.28%	1.63%
Net investment income (loss) to average net assets†	2.31%**	0.27%	(0.04%)	(0.40%)
Portfolio turnover rate@	133%	220%	213%	184%

+ Net investment loss for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company and its affiliates for the six months ended June 30, 2003 and for the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 2.02% (2003), 1.70% (2002) and 1.55% (2001). The gross expense ratios would have been 2.02% (2003), 1.71% (2002) and 1.57% (2001). The net investment income (loss) ratios would have been 1.44% (2003), (0.28%) (2002) and (0.33%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class T Shares				
Net Asset Value, beginning of period	$ 7.14	$ 9.97	$ 14.37	$ 19.88
Income from investment operations:				
Net investment income (loss)..........	0.04	(0.10)	(0.09)	(0.06)
Net gains (losses) on securities (both realized and unrealized)	0.45	(2.73)	(4.31)	(3.55)
Total from investment operations.	0.49	(2.83)	(4.40)	(3.61)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(1.90)
Total distributions	0.00	0.00	0.00	(1.90)
Net Asset Value, end of period.............	$ 7.63	$ 7.14	$ 9.97	$ 14.37
Total Return/Ratios				
Total return*	6.86%	(28.39%)	(30.62%)	(17.85%)
Net assets, end of period (000s).......	$ 143	$ 158	$ 343	$ 654
Net expenses to average net assets#,†..	1.65%**	1.65%	1.77%	1.98%
Gross expenses to average net assets#,†	1.66%**	1.65%	1.80%	2.03%
Net investment income (loss) to average net assets†	1.72%**	(0.12%)	(0.53%)	(0.70%)
Portfolio turnover rate@	133%	220%	213%	184%

* Sales charges are not reflected in the total return.

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company and its affiliates for the six months ended June 30, 2003 and for the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 3.21% (2003), 4.00% (2002) and 2.83% (2001). The gross expense ratios would have been 3.22% (2003), 4.00% (2002) and 2.86% (2001). The net investment income (loss) ratios would have been 0.16% (2003), (2.47%) (2002) and (1.59%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders International Equity Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of NASDAQ and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund normally invests a large portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at June 30, 2003 for settling foreign trades is listed on the Statement of Assets and Liabilities.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arise from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal

Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is a wholly-owned subsidiary of Mellon Bank N.A., which is a wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets, and 0.70% of net assets in excess of $500 million.

Founders has agreed to waive a portion of its management fee and to limit the total expenses of the Fund. Founders agreed to waive that portion of its management fee that exceeds 0.75% of the Fund's average net assets and to limit the annual expenses of the Fund (net of credits received from the Fund's custodian) to 1.40% for Class A and Class F shares, 2.15% for Class B and Class C shares, 1.15% for Class R shares, and 1.65% for Class T shares. These reductions are made pursuant to a permanent contractual commitment. For the six months ended June 30, 2003, $172,177 was reimbursed to the Fund by Founders pursuant to this provision.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation (an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through June 30, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2003, Class F shares were charged $4,772 and $10,586, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of The Dreyfus Corporation, is the transfer and dividend disbursing agent for all the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the six months ended June 30, 2003, Class F shares paid DTI and ITC $1,694 and $3,228, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares— The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.23 to $12.64, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges.

Class-specific transfer agency fees paid to DTI during the six months ended June 30, 2003 were as follows:

	Transfer Agency Fees Paid
Class A	$38,346
Class B	$ 4,634
Class C	$ 1,030
Class R	$ 1,760
Class T	$ 674

Certain as-of shareholder transactions may result in gains or losses to the Fund. Depending on the circumstances, these gains may be payable to, or reimbursable from, the transfer agent; such gains and losses are presented on the Statement of Assets and Liabilities.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2003, Class F shares were charged $10,659 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and Shareholder Servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the six months ended June 30, 2003, were as follows:

	Distribution Fees Paid	Shareholder Servicing Fees Paid
Class A	N/A	$22,140
Class B	$7,319	$ 2,440
Class C	$1,746	$ 582
Class T	$ 232	$ 232

During the six months ended June 30, 2003, DSC retained $16,358 and $6 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $13,847 and $189 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.10% of the average daily net assets of the Fund on the first $500 million, 0.065% of the average daily net assets of the Fund on the next $500 million, and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A. serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2003, the Fund's portion of the fee waiver was $7,272. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses, and capital loss carryovers.

Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2002, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. The utilization of acquired losses may be limited under federal tax laws. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2007 and December 31, 2010.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Undistributed Ordinary Income	$ 51,376
Accumulated Capital Losses	$32,278,870
Post-October Capital Loss Deferral	$ 1,940,686
Post-October Currency Loss Deferral	$ 0
Federal Tax Cost	$27,650,900
Gross Tax Appreciation of Investments	$ 4,511,981
Gross Tax Depreciation of Investments	$ (446,176)
Net Tax Appreciation	$ 4,065,805

4. Fund Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended 6/30/03		Year ended 12/31/02	
	Shares	**Amount**	**Shares**	**Amount**
Class A				
Sold	582,061	$ 4,176,010	4,149,772	$ 34,712,760
Dividends or Distributions Reinvested	0	$ 0	4,234	$ 30,237
Redeemed	(737,546)	$ (5,408,458)	(4,523,803)	$(38,087,744)
**Net Decrease....................	**(155,485)**	**$ (1,232,448)**	**(369,797)**	**$ (3,344,747)**
Class B				
Sold	59,952	$ 405,324	144,790	$ 1,041,200
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(114,438)	$ (780,697)	(215,227)	$ (1,633,534)
**Net Decrease....................	**(54,486)**	**$ (375,373)**	**(70,437)**	**$ (592,334)**
Class C				
Sold	145,298	$ 967,094	27,418	$ 241,026
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(157,841)	$ (1,045,287)	(96,541)	$ (870,079)
**Net Decrease....................	**(12,543)**	**$ (78,193)**	**(69,123)**	**$ (629,053)**
Class F				
Sold	1,111,552	$ 7,908,835	1,879,837	$ 15,539,534
Dividends or Distributions Reinvested	0	$ 0	1,997	$ 14,235
Redeemed	(1,266,578)	$ (9,042,706)	(2,242,842)	$(18,862,775)
**Net Decrease....................	**(155,026)**	**$ (1,133,871)**	**(361,008)**	**$ (3,309,006)**
Class R				
Sold	85,542	$ 602,075	280,113	$ 2,397,887
Dividends or Distributions Reinvested	0	$ 0	1,130	$ 8,099
Redeemed	(66,477)	$ (461,781)	(544,644)	$ (4,994,824)
**Net Increase (Decrease)	**19,065**	**$ 140,294**	**(263,401)**	**$ (2,588,838)**
Class T				
Sold	97,416	$ 651,194	291	$ 2,419
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(100,835)	$ (700,942)	(12,536)	$ (104,892)
**Net Decrease....................	**(3,419)**	**$ (49,748)**	**(12,245)**	**$ (102,473)**

5. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $75 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $75 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2003, there were no such borrowings.

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Dreyfus Founders International Equity Fund
200 Park Avenue
New York, NY 10166

Manager

Founders Asset Management LLC
2930 East Third Avenue
Denver, CO 80206

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Dreyfus Founders Funds are managed by Founders Asset Management LLC.

360SA0603

Dreyfus Founders Mid-Cap Growth Fund

SEMIANNUAL REPORT June 30, 2003



Table of Contents

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2003. The amounts of these holdings are included in the Statement of Investments.

MANAGEMENT OVERVIEW



A discussion with portfolio manager Kevin Sonnett, CFA

How did the Fund perform relative to its benchmark in the six months ended June 30?

Equities faced a difficult market environment during the first part of the period, as a weaker-than-expected economy, coupled with geopolitical uncertainty, resulted in a stall for both consumer and business discretionary spending. However, by mid-March the situation in Iraq began to stabilize, which contributed to a rally in the equity markets that continued throughout the period. In the first six months of the year, the Mid-Cap Growth Fund underperformed its benchmark, the Russell Midcap Growth Index, which posted an 18.74% return in the first half.

What broad market factors most impacted the Fund's performance?

While it is always difficult to pinpoint the precise drivers of market performance, we can speculate on some contributing factors. The first half of 2003 saw geopolitical uncertainty in Iraq subside, and the market respond with a rally that lasted through the period. Further, after years of disappointing investors, public companies finally began to set realistic revenue and profit expectations. Generally-stable business conditions, aggressive

> *"While much of the Fund's gain was market-driven, many individual investment decisions contributed to overall performance."*

Performance Highlights

- An improving economic environment proved a strong foundation for stocks during the first half of the year.
- The Fund underperformed its benchmark, the Russell Midcap Growth Index, during the first six months of 2003.
- The Fund's weighting in healthcare stocks was roughly comparable to the Index, but many individual holdings performed significantly better than those in the benchmark.
- While most of the Fund's technology holdings performed well during the period, an underweight position, as well as poor performance from a few stocks in this sector, dampened the Fund's relative performance.

cost-cutting measures, a weak U.S. dollar and lower interest rates also allowed many companies to meet or beat earnings forecasts. More attractive valuations began to appear, with higher profits and lower stock prices. And, after numerous rate cuts, the Federal Open Market Committee encouraged consumers to borrow and spend, and businesses to invest in new capital equipment, enhancing the case for strong future profits. Moreover, poorly yielding savings alternatives led investors to equities. Lower income tax, capital gain and dividend tax rates also served to make stocks more attractive to investors, compared to other asset classes.

What were the primary drivers behind the Fund's performance during the period?

While much of the Fund's gain was market-driven, many individual investment decisions contributed to overall performance. Favorable stock selection in the Fund's healthcare investments, the Fund's largest sector during the period, boosted performance.

Rising healthcare costs are currently forcing businesses, governments and consumers to grapple with these sometimes double-digit increases. The Fund holds stocks in many companies that provide solutions to rising healthcare costs by developing less expensive systems and products, and providing cheaper yet high-quality health services. Pharmacy Benefit

Managers **Caremark Rx, Inc.** and **Express Scripts, Inc.**, two such holdings, implement services such as formularies to improve the effectiveness and safety of prescription drug use, while reducing the costs of the overall plan. During the six-month period, Caremark rose 58%, while Express Scripts saw an increase of 42%, both heavily contributing to the Fund's overall performance in this sector.

Other examples of positive contributors to Fund performance in the healthcare sector include **Barr Laboratories, Inc.**, and **Teva Pharmaceutical Industries Limited**, which both specialize in the development and marketing of generic drugs. Sales and earnings results and future expectations continued to rise for these companies as many types of pharmaceutical buyers begin choosing less costly but equally effective generic drugs over their branded counterparts.

Note should also be made to the performance of **International Game Technology**. The developer and marketer of electronic casino games benefited from the cashless trend in gaming that allows casino operators to create a higher profit from each game played, through reduced downtime and faster play.

A final notable positive contributor to Fund performance was **Lennar Corporation**, a homebuilder that is reaping the benefits of record-low mortgage rates and an increase in demand for new housing.

Largest Equity Holdings (ticker symbol)

1.	Barr Laboratories, Inc. (BRL)	2.45%
2.	International Game Technology (IGT)	2.31%
3.	Ross Stores, Inc. (ROST)	2.30%
4.	CDW Corporation (CDWC)	2.29%
5.	Caremark Rx, Inc. (CMX)	2.23%
6.	AutoZone, Inc. (AZO)	2.23%
7.	Brinker International, Inc. (EAT)	2.14%
8.	DENTSPLY International, Inc. (XRAY)	2.12%
9.	Affiliated Computer Services, Inc. (ACS)	2.12%
10.	Teva Pharmaceutical Industries Limited (TEVA)	2.11%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

What factors hindered the Fund's performance?

Despite the recent market rally, the Fund's investment style faced a significant headwind in the first half of 2003. Many of the strongest performing equities during the period were companies we consider to be relatively low quality. By low quality, we are referring to companies that, for example, are not profitable or have demonstrated very inconsistent historical results. Companies that produce strong earnings but poor cash flow, or those that have a history of repeated "non-recurring" write-offs,



Growth of $10,000 Investment

■ Dreyfus Founders Mid-Cap Growth Fund-Class F
■ Russell Midcap Growth Index

$22,522
$13,125

Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Mid-Cap Growth Fund on 6/30/93 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.

The Russell Midcap Growth Index measures the performance of the 800 smallest companies in the Russell 1000 Index with higher price-to-book ratios and higher forecasted growth values. The Russell 1000 Index measures the performance of the largest 1,000 publicly traded U.S. companies. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

also fall into this category. Despite these characteristics, stocks of these firms generally performed better than the consistent, truly profitable growth companies we favored during the period. Since the market lows in October of 2002, these lower quality companies enjoyed dramatic rebounds in their stock price and led the market. In some cases, these rebounds were a result of unfairly depressed valuations. In others, increased market confidence in the company's financial viability, or simply investors returning to the big winners of the late 1990s, hoping for another round of out-sized gains, were the impetus for the stocks' pricing.

Average Annual and Year-to-Date Total Return as of 6/30/03

	Year-to-Date†	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)					
With sales charge (5.75%)	8.03%	(7.21%)	—	—	(18.54%)
Without sales charge	14.73%	(1.66%)	—	—	(17.15%)
Class B Shares (12/31/99)					
With redemption*	10.17%	(5.95%)	—	—	(18.00%)
Without redemption	14.17%	(2.03%)	—	—	(17.54%)
Class C Shares (12/31/99)					
With redemption**	13.40%	(3.03%)	—	—	(17.86%)
Without redemption	14.40%	(2.05%)	—	—	(17.86%)
Class F Shares (9/8/61)	14.89%	(1.31%)	(8.30%)	2.76%	N/A
Class R Shares (12/31/99)	14.94%	(0.99%)	—	—	(16.85%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	9.13%	(7.12%)	—	—	(18.91%)
Without sales charge	14.34%	(2.71%)	—	—	(17.84%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limits for certain share classes, and adjustments for financial statement purposes. Part of the Fund's year-to-date performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. There are risks associated with mid-cap investing, such as limited product lines, less liquidity, and small market share.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

†Total return is not annualized.

Many of these lower quality companies are in the technology and telecommunications sectors, as well as biotechnology and internet retail areas, and accounted for more than half of the Index's return during the six-month timeframe. While almost 20% of the Fund was invested in technology during the period, our tendency to invest in high-quality companies with strong cash flows and high returns on investments often steers us away from the lower quality companies in these industries. In addition, we believe many of these lower quality stocks are pricing in unrealistic expectations, and we remain disciplined to our bottom-up investment strategy of searching for companies with the strongest secular profit growth potential at reasonable valuations.

Although several of the Fund's technology holdings performed well on an absolute basis, an underweight position in technology and telecommunications, as well as poor performance from some stock selections in these areas, dampened the Fund's performance relative to the Index. For example, Tech Data Corporation, a distributor of technology-related products, faced aggressive pricing among its main competitors, as well as vendors who are attempting to sell directly to end



Portfolio Composition

23.49% Healthcare
22.79% Consumer Discretionary
19.42% Information Technology
13.23% Industrials
8.83% Financials
4.54% Energy
2.24% Consumer Staples
2.15% Materials
0.37% Telecommunications Services
2.94% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

customers. Due to these factors, Tech Data posted disappointing financial performance and the stock suffered as a result, posting a 1% loss during the period.

Our investment in Cephalon, Inc., a biotech company with products that treat narcolepsy and reduce pain, was also a hindrance to Fund performance, falling 15.7% over the period. Sales of the company's leading daytime sleepiness drug, Provigal, fell short of expectations leading to weaker-than-expected profits.

The Fund's cash position, which averaged around 3% during the period, created an additional impediment to increased performance as compared to the fully invested Index.

Stock performance in the Fund's consumer discretionary sector also lagged the benchmark. Darden Restaurants, Inc., one such weak performing holding in the sector, was forced to lower its full-year forecast after sub-par performance by its key concept restaurants, Red Lobster and Olive Garden.

Finally, the Fund was overweight the industrials sector during the period, as many attractive companies had been identified and added to this area. Unfortunately, the holdings did not perform well compared to the strong gains of other sectors during first six months of the year, as investors instead displayed their preference for riskier beneficiaries of a better economy.

As we prepare for the next six-month period, our strategy for the Fund remains consistent. We will continue to search one-by-one for great mid-cap companies with strong, secular profit opportunities. We will also place an emphasis on management quality, businesses with high returns and significant competitive advantages, strong free cash flow and reasonable valuations.



Kevin Sonnett, CFA
Portfolio Manager

STATEMENT OF INVESTMENTS
June 30, 2003 *(unaudited)*

Shares		Market Value

Common Stocks (Domestic)–92.2%

Aerospace & Defense–0.6%
10,875	General Dynamics Corporation	$ 788,438

Air Freight & Logistics–1.5%
21,750	C.H. Robinson Worldwide, Inc.	773,430
36,043	Expeditors International of Washington, Inc.	1,248,530
		2,021,960

Apparel Retail–2.3%
72,547	Ross Stores, Inc.	3,100,659

Apparel, Accessories & Luxury Goods–0.3%
8,000	Coach, Inc.*	397,920

Application Software–3.8%
91,300	BEA Systems, Inc.*	991,518
167,400	Cadence Design Systems, Inc.*	2,018,844
22,675	Mercury Interactive Corporation*	875,482
43,365	Reynolds and Reynolds Company	1,238,504
		5,124,348

Asset Management & Custody Banks–3.2%
59,300	Federated Investors, Inc. Class B	1,626,006
85,800	SEI Investments Company	2,745,600
		4,371,606

Biotechnology–0.9%
21,075	Gilead Sciences, Inc.*	1,171,349

Broadcasting & Cable TV–1.3%
74,525	Cox Radio, Inc. Class A*	1,722,273

Building Products–1.5%
81,875	Masco Corporation	1,952,719

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GE	Germany	NE	Netherlands
AT	Austria	GR	Greece	NW	Norway
BA	Barbados	HK	Hong Kong	PH	Philippines
BD	Bermuda	ID	Indonesia	PU	Puerto Rico
BE	Belgium	IE	Ireland	SG	Singapore
CA	Canada	IS	Israel	SP	Spain
CI	Channel Islands	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	LU	Luxembourg	UK	United Kingdom
FR	France	MA	Malaysia	VI	Virgin Islands

Shares		Market Value
Casinos & Gaming–2.3%		
30,500	International Game Technology*	$ 3,121,065
Communications Equipment–1.4%		
62,975	NetScreen Technologies, Inc.*	1,420,086
36,450	Polycom, Inc.*	505,197
		1,925,283
Computer & Electronics Retail–0.5%		
15,650	Best Buy Company, Inc.*	687,348
Computer Storage & Peripherals–1.3%		
37,200	QLogic Corporation*	1,797,876
Consumer Electronics–1.1%		
19,175	Harman International Industries, Inc.	1,517,510
Data Processing & Outsourced Services–5.1%		
62,660	Affiliated Computer Services, Inc. Class A*	2,865,442
72,050	BISYS Group, Inc.*	1,323,559
76,750	Fiserv, Inc.*	2,733,068
		6,922,069
Diversified Banks–0.6%		
19,975	TCF Financial Corporation	795,804
Diversified Commercial Services–2.2%		
88,589	ARAMARK Corporation Class B*	1,986,165
26,600	Cintas Corporation	942,704
		2,928,869
Electronic Equipment Manufacturers–0.8%		
18,175	National Instruments*	686,652
14,500	Waters Corporation*	422,385
		1,109,037
Electronic Manufacturing Services–0.5%		
23,650	Molex, Inc.	638,314
Environmental Services–0.9%		
52,925	Republic Services, Inc.*	1,199,810
Food Distributors–1.7%		
77,925	Sysco Corporation	2,340,867
Food Retail–0.5%		
33,650	Safeway, Inc.*	688,479
General Merchandise Stores–1.7%		
73,625	Dollar Tree Stores, Inc.*	2,336,121

* Non-income producing.
  See notes to financial statements.

Shares		Market Value
Healthcare Distributors–2.8%		
24,275	AmerisourceBergen Corporation	$ 1,683,471
44,825	Patterson Dental Company*	2,034,159
		3,717,630
Healthcare Equipment–5.7%		
49,875	Biomet, Inc.	1,429,418
36,775	Boston Scientific Corporation*	2,246,953
70,112	DENTSPLY International, Inc.	2,867,581
18,825	St. Jude Medical, Inc.*	1,082,438
		7,626,390
Healthcare Services–4.1%		
117,375	Caremark Rx, Inc.*	3,014,190
37,800	Express Scripts, Inc. Class A*	2,582,496
		5,596,686
Home Furnishings–1.5%		
50,025	Leggett & Platt, Inc.	1,025,513
18,275	Mohawk Industries, Inc.*	1,014,811
		2,040,324
Homebuilding–1.0%		
18,450	Lennar Corporation	1,319,175
Hotels, Resorts & Cruise Lines–0.8%		
86,450	Hilton Hotels Corporation	1,105,696
Industrial Conglomerates–1.8%		
35,830	Danaher Corporation	2,438,232
Industrial Gases–1.0%		
21,350	Praxair, Inc.	1,283,135
Industrial Machinery–1.6%		
33,095	ITT Industries, Inc.	2,166,399
Leisure Facilities–1.0%		
58,975	Royal Caribbean Cruises Limited	1,365,861
Leisure Products–0.6%		
12,125	Polaris Industries, Inc.	744,475
Managed Healthcare–3.8%		
27,125	Anthem, Inc.*	2,092,694
13,050	PacifiCare Health Systems, Inc.*	643,757
27,575	WellPoint Health Networks, Inc.*	2,324,573
		5,061,024
Metal & Glass Containers–1.2%		
35,600	Ball Corporation	1,620,156

Shares		Market Value
Oil & Gas Equipment & Services–3.0%		
55,700	BJ Services Company*	$ 2,080,952
54,600	Smith International, Inc.*	2,006,004
		4,086,956
Oil & Gas Exploration & Production–1.5%		
31,426	Apache Corporation	2,044,576
Other Diversified Financial Services–2.6%		
40,250	Ambac Financial Group, Inc.	2,666,563
64,500	Friedman, Billings, Ramsey Group, Inc.	864,300
		3,530,863
Pharmaceuticals–4.2%		
50,450	Barr Laboratories, Inc.*	3,304,475
43,600	Forest Laboratories, Inc.*	2,387,100
		5,691,575
Publishing–4.0%		
7,800	E.W. Scripps Company	692,016
52,625	Getty Images, Inc.*	2,173,413
21,925	McClatchy Company	1,263,319
27,975	New York Times Company	1,272,863
		5,401,611
Restaurants–2.1%		
80,200	Brinker International, Inc.*	2,888,804
Semiconductors–0.8%		
33,350	National Semiconductor Corporation*	657,662
30,650	Semtech Corporation*	436,456
		1,094,118
Specialized Finance–1.0%		
25,350	Moody's Corporation	1,336,199
Specialty Stores–2.2%		
39,675	AutoZone, Inc.*	3,014,110
Systems Software–1.0%		
20,600	Adobe Systems, Inc.	660,642
32,100	Macrovision Corporation*	639,432
		1,300,074
Technology Distributors–2.3%		
67,375	CDW Corporation*	3,085,775
Thrifts & Mortgage Finance–1.0%		
48,031	New York Community Bancorp, Inc.	1,397,222

* Non-income producing.
  See notes to financial statements.

Shares		Market Value
Trading Companies & Distributors–1.7%		
38,775	Fastenal Company	$ 1,316,024
21,660	W.W. Grainger, Inc.	1,012,822
		2,328,846
Trucking–1.5%		
53,650	J.B. Hunt Transport Services, Inc.*	2,025,288
Wireless Telecommunication Services–0.4%		
27,425	Nextel Communications, Inc.*	495,844
Total Common Stocks (Domestic) **(Cost–$108,349,456)**		124,466,768

Common Stocks (Foreign)–4.9%

Application Software–0.5%		
29,800	Amdocs Limited (CI)*	715,200
IT Consulting & Other Services–1.4%		
101,750	Accenture Limited Class A ADR (BD)*	1,840,658
Pharmaceuticals–2.1%		
50,000	Teva Pharmaceutical Industries Limited Sponsored ADR (IS)	2,846,500
Systems Software–0.5%		
33,700	Check Point Software Technologies Limited (IS)*	658,820
Thrifts & Mortgage Finance–0.4%		
10,800	Doral Financial Corporation (PU)	482,220
Total Common Stocks (Foreign) **(Cost–$4,815,654)**		6,543,398

Principal Amount		Amortized Cost
Corporate Short-Term Notes–2.2%		
Other Diversified Financial Services–2.2%		
$ 3,000,000	Merrill Lynch & Company 1.30% 7/1/03	$ 3,000,000
Total Corporate Short-Term Notes **(Amortized Cost–$3,000,000)**		3,000,000
Total Investments–99.3% **(Total Cost–$116,165,110)**		134,010,166
Other Assets and Liabilities–0.7%		962,634
Net Assets–100.0%		$134,972,800

* *Non-income producing.*
  See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
June 30, 2003 *(unaudited)*

Assets

Investment securities, at cost	$116,165,110
Investment securities, at market	134,010,166
Cash	419,521
Receivables:	
Investment securities sold	3,004,594
Capital shares sold	14,066
Dividends	49,883
From transfer agent	131
Other assets	11,095
Total Assets	137,509,456

Liabilities

Payables and other liabilities:	
Investment securities purchased	2,204,839
Capital shares redeemed	23,295
Advisory fees	89,409
Shareholder servicing fees	15,078
Accounting fees	6,660
Distribution fees	22,568
Custodian fees	1,083
Other	173,724
Total Liabilities	2,536,656
Net Assets	$134,972,800

Net Assets consist of:

Capital (par value and paid-in surplus)	$217,697,660
Accumulated net investment loss	(630,031)
Accumulated net realized loss from security transactions	(99,939,885)
Net unrealized appreciation on investments	17,845,056
Total	$134,972,800

See notes to financial statements.

Net Assets—Class A	$	518,024
Shares Outstanding—Class A		174,779
Net Asset Value, Redemption Price Per Share.........................	$	2.96
Maximum offering price per share		
(net asset value plus sales charge of 5.75% of offering price)	$	3.14
Net Assets—Class B..	$	1,134,677
Shares Outstanding—Class B		391,454
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share.......	$	2.90
Net Assets—Class C	$	319,544
Shares Outstanding—Class C		111,871
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share.......	$	2.86
Net Assets—Class F..	$132,865,970
Shares Outstanding—Class F.......................................		44,103,890
Net Asset Value, Offering and Redemption Price Per Share	$	3.01
Net Assets—Class R	$	104,639
Shares Outstanding—Class R		34,931
Net Asset Value, Offering and Redemption Price Per Share	$	3.00
Net Assets—Class T	$	29,946
Shares Outstanding—Class T		10,441
Net Asset Value, Redemption Price Per Share.........................	$	2.87
Maximum offering price per share		
(net asset value plus sales charge of 4.50% of offering price)	$	3.01

See notes to financial statements.

STATEMENT OF OPERATIONS
For the six months ended June 30, 2003 *(unaudited)*

Investment Income:

Dividends	$	267,283
Interest		23,083
Foreign taxes withheld		(1,325)
Total Investment Income		289,041

Expenses:

Advisory fees—Note 2	457,385
Shareholder servicing fees—Note 2	97,036
Accounting fees—Note 2	33,615
Distribution fees—Note 2	142,488
Transfer agency fees—Note 2	61,266
Registration fees	37,485
Postage and mailing expenses	14,396
Custodian fees and expenses—Note 2	6,498
Printing expenses	21,266
Legal and audit fees	13,028
Directors' fees and expenses—Note 2	13,820
Other expenses	27,007
Total Expenses	925,290
Earnings Credits	(1,062)
Reimbursed/Waived Expenses	(1,161)
Expense Offset to Broker Commissions	(3,995)
Net Expenses	919,072
Net Investment Loss	(630,031)

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain on Security Transactions	3,442,901
Net Change in Unrealized Appreciation of Investments	16,785,289
Net Realized and Unrealized Gain	20,228,190
Net Increase in Net Assets Resulting from Operations	$ 19,598,159
Purchases of long-term securities	$117,395,730
Proceeds from sales of long-term securities	$ 95,837,901

See notes to financial statements.

17

	Six months ended 6/30/03	Year ended 12/31/02
Operations		
Net Investment Loss	$ (630,031)	$ (1,349,450)
Net Realized Gain (Loss) on Security Transactions	3,442,901	(27,913,342)
Net Realized Gain from Foreign Currency Transactions	0	264
Net Change in Unrealized Appreciation/Depreciation.........	16,785,289	(1,680,486)
Net Increase (Decrease) in Net Assets Resulting from Operations	19,598,159	(30,943,014)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A..	(24,964)	66,609
Class B..	31,260	150,527
Class C..	5,051	(6,389)
Class F..	23,555,986	620,840
Class R..	13,949	57,755
Class T..	6,710	6,135
Net Increase from Capital Share Transactions	23,587,992	895,477
Net Increase (Decrease) in Net Assets	43,186,151	(30,047,537)
Net Assets		
Beginning of period	$ 91,786,649	$121,834,186
End of period	$134,972,800	$ 91,786,649

See notes to financial statements.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	**2001**	**2000**
Class A Shares				
Net Asset Value, beginning of period	$ 2.58	$ 3.44	$ 4.38	$ 8.68
Income from investment operations:				
Net investment loss....................	(0.03)	(0.04)	(0.06)	(0.02)
Net gains (losses) on securities (both realized and unrealized)	0.41	(0.82)	(0.88)	(2.05)
Total from investment operations.	0.38	(0.86)	(0.94)	(2.07)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	(2.23)
Net Asset Value, end of period............	$ 2.96	$ 2.58	$ 3.44	$ 4.38
Total Return/Ratios				
Total return*	14.73%	(25.00%)	(21.46%)	(23.40%)
Net assets, end of period (000s).......	$ 518	$ 476	$ 538	$ 625
Net expenses to average net assets# ...	2.01%**	2.15%	2.46%	1.25%
Gross expenses to average net assets#..	2.01%**	2.15%	2.47%	1.29%
Net investment loss to average net assets	(1.50%)**	(1.81%)	(1.93%)	(0.74%)
Portfolio turnover rate@	227%	216%	214%	226%

* Sales charges are not reflected in the total return.

** Annualized.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class B Shares				
Net Asset Value, beginning of period	$ 2.54	$ 3.39	$ 4.32	$ 8.68
Income from investment operations:				
Net investment loss....................	(0.02)	(0.05)	(0.05)	(0.04)
Net gains (losses) on securities (both realized and unrealized)	0.38	(0.80)	(0.88)	(2.09)
Total from investment operations.	0.36	(0.85)	(0.93)	(2.13)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	(2.23)
Net Asset Value, end of period.............	$ 2.90	$ 2.54	$ 3.39	$ 4.32
Total Return/Ratios				
Total return*	14.17%	(25.07%)	(21.53%)	(24.14%)
Net assets, end of period (000s).......	$1,135	$ 969	$ 1,138	$ 1,047
Net expenses to average net assets# ...	2.79%**	2.67%	2.58%	1.99%
Gross expenses to average net assets#..	2.80%**	2.68%	2.59%	2.04%
Net investment loss to average net assets	(2.29%)**	(2.33%)	(2.06%)	(1.47%)
Portfolio turnover rate@	227%	216%	214%	226%

* Sales charges are not reflected in the total return.

** Annualized.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class C Shares				
Net Asset Value, beginning of period	$ 2.50	$ 3.36	$ 4.32	$ 8.68
Income from investment operations:				
Net investment loss....................	(0.02)	(0.08)	(0.08)	(0.04)
Net gains (losses) on securities (both realized and unrealized)	0.38	(0.78)	(0.88)	(2.09)
Total from investment operations.	0.36	(0.86)	(0.96)	(2.13)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	(2.23)
Net Asset Value, end of period.............	$ 2.86	$ 2.50	$ 3.36	$ 4.32
Total Return/Ratios				
Total return*	14.40%	(25.60%)	(22.22%)	(24.14%)
Net assets, end of period (000s).......	$ 320	$ 274	$ 380	$ 422
Net expenses to average net assets#,†..	2.67%**	2.98%	3.93%	2.00%
Gross expenses to average net assets#,†	2.68%**	2.99%	3.94%	2.04%
Net investment loss to average net assets†	(2.17%)**	(2.65%)	(3.41%)	(1.46%)
Portfolio turnover rate@	227%	216%	214%	226%

  * Sales charges are not reflected in the total return.

** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

 † Certain fees were reimbursed by the management company for the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 3.03% (2002) and 4.24% (2001). The gross expense ratios would have been 3.04% (2002) and 4.25% (2001). The net investment loss ratios would have been (2.70%) (2002) and (3.72%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,				
		2002	2001	2000	1999	1998
Class F Shares						
Net Asset Value, beginning of period	$ 2.62	$ 3.47	$ 4.36	$ 8.68	$ 7.44	$ 7.72
Income from investment operations:						
Net investment income (loss)	0.04	(0.04)	(0.05)	(0.03)	(0.08)	(0.03)
Net gains (losses) on securities (both realized and unrealized)	0.35	(0.81)	(0.84)	(2.06)	3.12	(0.11)
Total from investment operations	0.39	(0.85)	(0.89)	(2.09)	3.04	(0.14)
Less distributions:						
From net investment income	0.00	0.00	0.00	0.00	0.00^	0.00^
From net realized gains	0.00	0.00	0.00	(2.23)	(1.80)	(0.14)
Total distributions	0.00	0.00	0.00	(2.23)	(1.80)	(0.14)
Net Asset Value, end of period ..	$ 3.01	$ 2.62	$ 3.47	$ 4.36	$ 8.68	$ 7.44
Total Return/Ratios						
Total return	14.89%	(24.50%)	(20.41%)	(23.69%)	42.27%	(1.73%)
Net assets, end of period (000s)	$132,866	$89,970	$119,708	$166,365	$253,385	$252,855
Net expenses to average net assets#	1.63%**	1.56%	1.37%	1.36%	1.40%	1.33%
Gross expenses to average net assets#	1.63%**	1.56%	1.39%	1.39%	1.42%	1.35%
Net investment loss to average net assets	(1.11%)**	(1.22%)	(0.84%)	(0.92%)	(0.98%)	(0.39%)
Portfolio turnover rate@	227%	216%	214%	226%	186%	152%

^ Distributions from net investment income for the years ended December 31, 1999 and 1998 aggregated less than $0.01 on a per share basis.

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class R Shares				
Net Asset Value, beginning of period........	$ 2.61	$ 3.48	$ 4.39	$ 8.68
Income from investment operations:				
Net investment income (loss)	(0.01)	(0.04)	0.01	(0.03)
Net gains (losses) on securities (both realized and unrealized)...............	0.40	(0.83)	(0.92)	(2.03)
Total from investment operations ..	0.39	(0.87)	(0.91)	(2.06)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	(2.23)
Net Asset Value, end of period	$ 3.00	$ 2.61	$ 3.48	$ 4.39
Total Return/Ratios				
Total return	14.94%	(25.00%)	(20.73%)	(23.28%)
Net assets, end of period (000s)	$ 105	$ 77	$ 49	$ 7
Net expenses to average net assets#,† ...	1.73%**	1.97%	2.89%	1.00%
Gross expenses to average net assets#,† .	1.73%**	1.97%	2.91%	1.03%
Net investment loss to average net assets†	(1.22%)**	(1.63%)	(2.40%)	(0.55%)
Portfolio turnover rate@	227%	216%	214%	226%

** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

 † Certain fees were reimbursed by the management company for the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 3.49% (2002) and 57.53% (2001). The gross expense ratios would have been 3.49% (2002) and 57.54% (2001). The net investment loss ratios would have been (3.15%) (2002) and (57.04%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class T Shares				
Net Asset Value, beginning of period	$ 2.51	$ 3.39	$ 4.35	$ 8.68
Income from investment operations:				
Net investment income (loss)..........	0.02	(0.06)	(0.11)	(0.02)
Net gains (losses) on securities (both realized and unrealized)	0.34	(0.82)	(0.85)	(2.08)
Total from investment operations.	0.36	(0.88)	(0.96)	(2.10)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	(2.23)
Net Asset Value, end of period.............	$ 2.87	$ 2.51	$ 3.39	$ 4.35
Total Return/Ratios				
Total return*	14.34%	(25.96%)	(22.07%)	(23.80%)
Net assets, end of period (000s).......	$ 30	$ 20	$ 20	$ 29
Net expenses to average net assets#,†..	2.88%**	3.63%	3.11%	1.50%
Gross expenses to average net assets#,†	2.89%**	3.64%	3.13%	1.55%
Net investment loss to average net assets†	(2.37%)**	(3.29%)	(2.57%)	(0.98%)
Portfolio turnover rate@	227%	216%	214%	226%

* Sales charges are not reflected in the total return.

** Annualized.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were reimbursed by the management company for the years ended December 31, 2002 and 2001. Had these fees not been reimbursed, the net expense ratios would have been 10.29% (2002) and 28.89% (2001). The gross expense ratios would have been 10.30% (2002) and 28.91% (2001). The net investment loss ratios would have been (9.95%) (2002) and (28.35%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Notes to Financial Statements
June 30, 2003 *(unaudited)*

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Mid-Cap Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of NASDAQ and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions areaccounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arise from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make

distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions of Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is a wholly-owned subsidiary of Mellon Bank N.A., which is a wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1% of the first $30 million of net assets, 0.75% of the next $270 million

27

of net assets, 0.70% of the next $200 million of net assets, and 0.65% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation (an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through June 30, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2003, Class F shares were charged $29,442 and $65,407, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of The Dreyfus Corporation, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the six months ended June 30, 2003, Class F shares paid DTI and ITC $11,652 and $23,773, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.23 to $12.64, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the six months ended June 30, 2003 were as follows:

	Transfer Agency Fees Paid
Class A	$1,495
Class B	$3,195
Class C	$ 766
Class R	$ 251
Class T	$ 137

Certain as-of shareholder transactions may result in gains or losses to the Fund. Depending on the circumstances, these gains may be payable to, or reimbursable from, the transfer agent; such gains and losses are presented on the Statement of Assets and Liabilities.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2003, Class F shares were charged $137,773 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C, shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and Shareholder Servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the six months ended June 30, 2003, were as follows:

	Distribution Fees Paid	Shareholder Servicing Fees Paid
Class A	N/A	$ 597
Class B	$3,624	$1,208
Class C	$1,064	$ 355
Class T	$ 27	$ 27

During the six months ended June 30, 2003, DSC retained $203 and $341 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $2,864 of contingent deferred sales charges relating to redemptions of Class B shares.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million, and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A. serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2003, the Fund's portion of the fee waiver was $1,161. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

For the six months ended June 30, 2003, Founders reimbursed the Fund for certain trading errors, the amounts of which were insignificant.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses, and capital loss carryovers.

Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2002, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2009 and December 31, 2010.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$ 99,490,663
Post-October Capital Loss Deferral	$ 0
Post-October Currency Loss Deferral	$ 0
Federal Tax Cost	$117,109,994
Gross Tax Appreciation of Investments	$ 17,183,567
Gross Tax Depreciation of Investments	$ (283,395)
Net Tax Appreciation	$ 16,900,172

4. Fund Share Transactions

The Fund is authorized to issue 500 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended 6/30/03		Year ended 12/31/02	
	Shares	**Amount**	**Shares**	**Amount**
Class A				
Sold........................	19,786 $	52,019	282,153 $	757,701
Dividends or Distributions Reinvested	0 $	0	0 $	0
Redeemed	(29,382) $	(76,983)	(254,287) $	(691,092)
Net Increase (Decrease)....	**(9,596) $**	**(24,964)**	**27,866 $**	**66,609**
Class B				
Sold........................	40,400 $	111,473	156,797 $	474,952
Dividends or Distributions Reinvested	0 $	0	0 $	0
Redeemed	(30,946) $	(80,213)	(110,190) $	(324,425)
Net Increase	**9,454 $**	**31,260**	**46,607 $**	**150,527**
Class C				
Sold........................	21,990 $	58,231	29,342 $	92,484
Dividends or Distributions Reinvested	0 $	0	0 $	0
Redeemed	(19,664) $	(53,180)	(32,951) $	(98,873)
Net Increase (Decrease)....	**2,326 $**	**5,051**	**(3,609) $**	**(6,389)**
Class F				
Sold........................	14,690,270 $	36,283,172	15,890,407 $	45,272,617
Dividends or Distributions Reinvested	0 $	0	0 $	0
Redeemed	(4,910,975) $	(12,727,186)	(16,090,739) $	(44,651,777)
Net Increase (Decrease)....	**9,779,295 $**	**23,555,986**	**(200,332) $**	**620,840**
Class R				
Sold........................	8,633 $	23,507	41,636 $	135,210
Dividends or Distributions Reinvested	0 $	0	0 $	0
Redeemed	(3,403) $	(9,558)	(26,128) $	(77,455)
Net Increase	**5,230 $**	**13,949**	**15,508 $**	**57,755**
Class T				
Sold........................	2,448 $	6,710	4,300 $	13,887
Dividends or Distributions Reinvested.	0 $	0	0 $	0
Redeemed	(0) $	(0)	(2,324) $	(7,752)
Net Increase	**2,448 $**	**6,710**	**1,976 $**	**6,135**

5. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $75 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $75 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2003, there were no such borrowings.

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For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Dreyfus Founders Mid-Cap Growth Fund
200 Park Avenue
New York, NY 10166

Manager

Founders Asset Management LLC
2930 East Third Avenue
Denver, CO 80206

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

 291SA0603

Dreyfus Founders Passport Fund

SEMIANNUAL REPORT June 30, 2003



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

Table of Contents

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2003. The amounts of these holdings are included in the Statement of Investments.

Management Overview



*A discussion with portfolio
manager Tracy Stouffer, CFA*

**How did the Fund perform relative to its
benchmarks for the six months ended June 30?**

The global markets had their best performance in four and a half years.
In an environment of diminishing geopolitical uncertainty and accelerating
global liquidity, many industries were able to aggressively cut costs,
restructure and consolidate. This paved the way for an earnings recovery
and higher equity valuations for many small-cap stocks worldwide.

The Dreyfus Founders Passport Fund was able to capitalize on these
convalescing markets. The Fund's performance[1] was competitive with its
small-cap benchmark, the Morgan Stanley Capital International (MSCI)
World ex U.S. Small Cap Index, which returned 21.57% during the
period. The Fund outperformed the MSCI World ex U.S. Index, which
returned 10.25%. This relative
outperformance of the latter
benchmark was due mostly to
the benchmark's constituents
of larger capitalization stocks,
which as a whole did not produce
the returns international small-cap
stocks saw during the period.

*"We increased the Fund's
weighting in Japan to the level
of our small-cap benchmark
to take advantage of both the
macro and micro virtues
of the Japanese market."*

---

[1] Excluding sales charges, which result in lower returns for certain share classes. Please see page 7 for Average
Annual and Year-to-Date Total Returns for all share classes, including and excluding sales charges.

Performance Highlights

- Despite continued volatility and lackluster economic conditions leading up to the war in Iraq, stocks began to rally as the fighting subsided and investors turned their attention back to the prospects for the global economy.

- Small-capitalization stocks generally outperformed large-cap stocks in many international markets.

- The Fund benefited from strong performing stock selections in the consumer staples sector.

- The outbreak of SARS hindered returns in Asian markets.

- Our strategy remains the same. We will continue to seek opportunities outside the U.S. for new technologies, restructuring companies and unit volume growth stocks.

**What broad market factors most
impacted the Fund's performance during the period?**

A cloud of uncertainty hovered over the international stock markets during the first quarter of 2003 while the United States and the United Kingdom prepared for war in Iraq. Corporate spending remained sluggish, and several industries continued to struggle with excess inventories and high debt burdens. Consumer spending fared slightly better.

However, as the conflict in Iraq moved toward resolution, investors worldwide began to regain confidence and to anticipate a much hoped for second-half recovery. By mid-March, markets were recovering in North America, Europe and Latin America. Many Asian markets initially lagged due to the outbreak of Severe Acute Respiratory Syndrome (SARS), but rebounded by the end of April.

On a more specific level, many investors were reassured that a series of tax cuts implemented by President Bush would help boost chances of a domestic recovery, which they believed could, in turn, benefit the global economic picture. The implementation of a further domestic interest rate cut in June was aimed at encouraging borrowing and providing insurance against deflationary pressure. Additionally, the European Central Bank eased rates by another 50 basis points to encourage its economic jumpstart as well. All of these factors helped contribute to a significant second quarter gain in most world equity markets, the largest quarterly gain since 1998.

**What factors positively contributed to
the Fund's performance during the period?**
Our research approach led us to uncover many strong performers across various countries and market sectors. For instance, we saw a compelling global theme emerge during the period. A number of Internet companies began exhibiting signs of both strong growth and profitability due to either the filling of a niche market, or performing what are fast becoming necessary public services. The Fund purchased shares in several Internet service companies in Europe and Asia, which performed well during the period. We were perhaps most pleased with the Fund's second largest holding, **lastminute.com PLC**, a website in the United Kingdom that

Largest Equity Holdings (country of origin; ticker symbol)

1.	Puma AG Rudolf Dassler Sport (Germany; PUM)	1.97%
2.	lastminute.com PLC (United Kingdom; LMC)	1.52%
3.	Kenwood Corporation (Japan; 6765)	1.49%
4.	Italian-Thai Development PCL (Thailand; ITD.F)	1.31%
5.	Golar LNG Limited (United Kingdom; GOL)	1.20%
6.	First Engineering Limited (Singapore; FEN)	1.13%
7.	SSL International PLC (United Kingdom; SSL)	1.11%
8.	CoolBrands International, Inc. (Canada; COB.A)	1.11%
9.	Nachi-Fujikoshi Corporation (Japan; 6474)	1.10%
10.	Ayala Land, Inc. (Philippines; ALI)	1.09%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

offers consumers last minute opportunities for travel and entertainment. In its short existence, lastminute.com has established a powerful brand name and created a niche market. Last year the stock was the best performing stock on the FTSE 350 Index, climbing 240%. This year, the stock continued to climb by an additional 69% as of June 30, 2003.



Growth of $10,000 Investment

■ Dreyfus Founders Passport Fund-Class F
▬ MSCI World ex U.S. Index

$14,958
$13,452

Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Passport Fund on its inception date of 11/16/93 to a $10,000 investment made in an unmanaged securities index. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.

The MSCI World ex U.S. Index is an average of the performance of selected securities listed on the stock exchanges of Europe, Canada, Australia, New Zealand, and the Far East. The performance data for the MSCI World ex U.S. Index is from November 30, 1993 through June 30, 2003. Total return figures for this index assume change in share price and reinvestment of dividends after the deduction of local taxes, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

In the consumer discretionary sector, **Puma AG Rudolf Dassler Sport**, the German-based footwear and apparel manufacturer, contributed favorable results to the Fund due to its continued strong performance. Puma has remained a very popular brand among trendsetters for quite some time. It was also the Fund's largest holding at the end of the period.

The Fund also took advantage of opportunities in the telecommunications service sector, an industry that appears to be stabilizing due to a tremendous amount of cost cutting and consolidation.

Average Annual and Year-to-Date Total Return as of 6/30/03

	Year-to-Date†	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)					
With sales charge (5.75%)	15.51%	(6.64%)	—	—	(19.56%)
Without sales charge	22.60%	(0.99%)	—	—	(18.18%)
Class B Shares (12/31/99)					
With redemption*	18.01%	(5.84%)	—	—	(19.44%)
Without redemption	22.01%	(1.92%)	—	—	(18.83%)
Class C Shares (12/31/99)					
With redemption**	21.07%	(2.81%)	—	—	(18.87%)
Without redemption	22.07%	(1.83%)	—	—	(18.87%)
Class F Shares (11/16/93)	22.63%	(0.89%)	(3.22%)	N/A	4.27%
Class R Shares (12/31/99)	22.74%	(2.52%)	—	—	(18.95%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	16.75%	(6.15%)	—	—	(20.09%)
Without sales charge	22.24%	(1.74%)	—	—	(19.03%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limitations, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. There are risks associated with small-cap investments such as limited product lines, less liquidity, and small market share. Investments in foreign securities may entail unique risks, including political, market, and currency risks.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

†Total return is not annualized.

The Fund was also positively impacted by its exposure to emerging markets. As of June 30, 2003, about 20% of the Fund's holdings were in emerging markets. Our ability to invest in such markets boosted the Fund's overall performance, as these markets experienced an exceptional first half.

Changes in currency exchange rates also contributed positively to the Fund's performance during the reporting period, with most major world currencies gaining against the dollar.

On a relative basis, the Fund's holdings in the United Kingdom were the largest contributor to the Fund's performance versus the MSCI World ex U.S. Small Cap Index.

Finally, we increased the Fund's weighting in Japan to the level of our small-cap benchmark to take advantage of both the macro and micro virtues of the Japanese market. On the macro front, Japan is exiting a 13-year period of deflation. Unemployment is falling, jobs are being



Portfolio Composition

28.27% Japan
15.80% United Kingdom
8.21% Thailand
6.25% Germany
6.10% Canada
4.73% France
4.37% South Korea
3.41% Singapore
3.11% Cash & Equivalents
19.75% Other Countries

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

The Morgan Stanley Capital International (MSCI) World ex U.S. Small Cap Index is an average of the performance of selected foreign small-capitalization securities. Total return figures assume change in share price and reinvestment of dividends after the deduction of local taxes, but do not reflect the costs of managing a mutual fund.

created, and households are spending. On a micro level, companies have restructured, paid down debt and moved production to low-cost countries. Much of the media focus has been on the large-cap sector in Japan, which still faces many challenges because many of its constituents are distressed banks and large companies involved in the onerous task of unwinding cross-share holdings. Meanwhile, their small-cap counterparts have few of these ills and outperformed during the period.

What factors negatively impacted the Fund's performance?
A slight detractor to the Fund's performance was the SARS epidemic in Asia. The Fund avoided industries and regions most likely to be affected by the outbreak. However, some stocks in Hong Kong and Taiwan were still portfolio holdings at the onset of the SARS outbreak. Sectors sensitive to the effects of a travel advisory to the Asian region, such as airlines, sold off at the onset.

Additionally, bad timing on some technology purchases hindered performance.

As we prepare for the final six months of 2003, we remain consistent in our investment strategy and process. We will continue to use our growth-focused investment research process in seeking out small-capitalization international companies with strong growth potential.

Tracy Stouffer, CFA
Portfolio Manager

STATEMENT OF INVESTMENTS
June 30, 2003 *(unaudited)*

Shares		Market Value
Common Stocks (Foreign)–96.8%		
Advertising–1.9%		
1,462,150	Incepta Group PLC (UK)	$ 373,982
6,850	Ipsos (FR)*	425,175
281,575	Taylor Nelson Sofres PLC (UK)	780,604
		1,579,761
Alternative Carriers–0.7%		
32,825	Genesys (FR)*	162,089
226,050	QSC AG (GE)*	438,705
		600,794
Aluminum–1.5%		
144,000	Daiki Aluminum Industry Company Limited (JA)	428,132
540,000	Nippon Light Metal Company Limited (JA)	796,002
		1,224,134
Apparel Retail–0.5%		
7,175	Camaieu (FR)	407,034
Apparel, Accessories & Luxury Goods–1.6%		
66,725	Burberry Group PLC (UK)	273,066
51,925	Hockey Company Holdings, Inc. 144A (CA)*†	616,390
8,500	Marzotto SPA (IT)	57,102
68,000	Sanyo Shokai Limited (JA)	411,143
		1,357,701

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia	GR	Greece	NW	Norway
AT	Austria	HK	Hong Kong	PH	Philippines
BA	Barbados	ID	Indonesia	PU	Puerto Rico
BD	Bermuda	IE	Ireland	SG	Singapore
BE	Belgium	IS	Israel	SP	Spain
CA	Canada	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	LU	Luxembourg	UK	United Kingdom
FR	France	MA	Malaysia	VI	Virgin Islands
GE	Germany	NE	Netherlands		

Shares		Market Value
Application Software–2.7%		
76,700	Aldata Solution Oyj (FI)*	$ 133,881
25,825	Exact Holding NV (NE)*	414,303
1,211,175	Intec Telecom Systems PLC (UK)*	499,660
75,871	Merant PLC (UK)*	165,264
37,825	NDS Group PLC Sponsored ADR (UK)*	585,909
1,214,500	Symphony House Berhad (MA)*	393,134
		2,192,151
Asset Management & Custody Banks–0.8%		
55,925	Liontrust Asset Management PLC (UK)	389,306
47	Sparx Asset Management Company Limited (JA)	293,958
		683,264
Auto Parts & Equipment–1.3%		
144,900	Aapico Hitech Public Company Limited NVDR Shares (TH)	236,100
265,000	Press Kogyo Company Limited (JA)*	403,873
96,075	Thai Stanley Electric Public Company Limited NVDR Shares (TH)* .	457,065
		1,097,038
Automobile Manufacturers–0.6%		
305,000	Isuzu Motors Limited (JA)*	449,594
Biotechnology–1.1%		
79,500	Acambis PLC (UK)*	484,084
527,125	Antisoma PLC (UK)*	390,908
		874,992
Building Products–2.2%		
3,602,000	Asia Aluminum Holdings Limited (CN)	475,765
673,500	Dynasty Ceramic Public Company Limited Foreign Shares (TH)	211,470
95,000	Nippon Sheet Glass Company Limited (JA)	284,820
85,000	Okura Industrial Company Limited (JA)	397,835
2,068,200	Vanachai Group Public Company Limited Foreign Shares (TH)	435,385
		1,805,275
Casinos & Gaming–0.8%		
36,075	Lottomatica SPA (IT)*	635,497

* Non-income producing.

† Securities were acquired pursuant to Rule 144A and may be deemed to be restricted for resale.
  NVDR - Non-voting Depositary Receipt.
  See notes to financial statements.

Shares		Market Value
Communications Equipment–3.3%		
94,725	ADVA AG Optical Networking (GE)*	$ 321,987
95,050	Bookham Technology PLC (UK)*	130,184
227,000	Denki Kogyo Company Limited (JA)	606,846
288,450	Digital Chosun Company Limited (KR)*	350,149
151,000	Oki Electric Industry Company Limited (JA)*	432,596
102,850	Sierra Wireless, Inc. (CA)*	632,026
124,650	Wi-LAN, Inc. (CA)*	229,338
		2,703,126
Computer & Electronics Retail–0.4%		
17,120	Germanos SA (GR)	286,644
Computer Hardware–0.5%		
1,608,000	MFS Technology Limited (SG)*	438,296
Computer Storage & Peripherals–1.6%		
2,502,000	First Engineering Limited (SG)	930,613
271,650	Gemplus International SA (LU)*	371,226
		1,301,839
Construction & Engineering–4.9%		
49,340	Daewoo Shipbuilding & Marine Engineering Company Limited (KR)*	417,190
30	EPCO Corporation (JA)	154,903
11,325	Imtech NV (NE)	209,775
1,346,500	Italian-Thai Development Public Company Limited Foreign Shares (TH)*	1,072,972
61,000	JGC Corporation (JA)	410,477
140,000	Kyowa Exeo Corporation (JA)	494,359
305,000	Meisei Industrial Company Limited (JA)*	640,100
4,014,200	Sino Thai Engineering & Development Public Company Limited NVDR Shares (TH)*	630,203
		4,029,979
Construction Materials–0.7%		
6,770	Hanil Cement Manufacturing Company Limited (KR)	271,480
396,500	Tipco Asphalt Public Company Limited NVDR Shares (TH)*	332,460
		603,940
Construction, Farm Machinery & Heavy Trucks–0.5%		
6,866,500	PT United Tractors Tbk (ID)*	395,344
Consumer Electronics–1.5%		
436,000	Kenwood Corporation (JA)*	1,227,300
Consumer Finance–1.5%		
233,500	AEON Thana Sinsap Public Company Limited NVDR Shares (TH)	777,593
138,000	Daiei OMC, Inc. (JA)*	421,786
		1,199,379
Department Stores–0.6%		
506,075	David Jones Limited (AU)	448,004

Shares		Market Value

Distributors–0.3%

9,800	Kuroda Electric Company Limited (JA)	$ 221,995

Diversified Chemicals–0.3%

167,000	Ishihara Sangyo Kaisha Limited (JA)	282,332

Diversified Commercial Services–1.7%

64,370	Autohellas SA (GR)	416,912
54,050	ebookers PLC (UK)*	398,686
46,725	Techem AG (GE)*	574,136
		1,389,734

Diversified Metals & Mining–1.0%

299,600	Banpu Public Company Limited NVDR Shares (TH)	322,476
4,900	Sumitomo Titanium Corporation (JA)	57,743
301,000	Toho Zinc Company Limited (JA)	428,657
		808,876

Electric Utilities–0.6%

295,450	Electricity Generating Public Company Limited Foreign Shares (TH) ..	397,072
49,125	Electricity Generating Public Company Limited NVDR Shares (TH) ..	64,853
		461,925

Electrical Components & Equipment–3.4%

91,000	Dainippon Screen Manufacturing Company Limited (JA)*	445,621
26,080	HiSmarTech Company Limited (KR)*	202,396
6,740	KH Vatec Company Limited (KR)*	615,036
8,850	Leoni AG (GE)	438,028
1,635,000	Magnecomp International Limited (SG)*	459,583
81,000	Shibaura Mechatronic (JA)*	422,286
10	Wacom Company Limited (JA)	201,541
		2,784,491

Electronic Equipment Manufacturers–1.4%

16,270	Kumho Electric, Inc. (KR)*	422,244
149,000	Kyosan Electric Manufacturing Company Limited (JA)	438,035
99,000	Tamura Corporation (JA)	325,671
		1,185,950

Employment Services–0.8%

70	en-japan, inc. (JA)*	320,633
70	en-japan, inc. New Shares (JA)*	320,633
		641,266

Non-income producing.

NVDR - Non-voting Depositary Receipt.

See notes to financial statements.

Shares		Market Value
Footwear–2.0%		
11,200	Puma AG Rudolf Dassler Sport (GE)	$ 1,102,251
5,200	Puma AG Rudolf Dassler Sport 144A (GE)†	511,759
		1,614,010
General Merchandise Stores–0.9%		
9,000	Gifi (FR)	427,882
500	Plant Company Limited (JA)	6,454
10,300	Ryohin Keikaku Company Limited (JA)	264,202
		698,538
Gold–0.5%		
194,977	Kingsgate Consolidated Limited (AU)	384,436
Healthcare Equipment–1.0%		
21,825	Amplifon SPA (IT)	410,785
12,000	Nakanishi, Inc. (JA)	397,751
		808,536
Healthcare Supplies–1.1%		
188,400	SSL International PLC (UK)	910,911
Heavy Electrical Equipment–0.4%		
1,846,000	Dongfang Electrical Machinery Company Limited (CN)*	338,516
Highways & Railtracks–0.6%		
487,950	Eurotunnel SA (FR)*	358,622
798,000	GZI Transport Limited (CN)	156,569
		515,191
Homebuilding–1.6%		
85,025	George Wimpey PLC (UK)	413,901
67,200	Joint Corporation (JA)	456,675
138,150	Wilson Connolly Holdings PLC (UK)	424,025
		1,294,601
Hotels, Resorts & Cruise Lines–0.5%		
72,000	De Vere Group PLC (UK)	423,564
Household Products–0.3%		
45	Dr. Ci:Labo Company Limited (JA)	228,607
Industrial Conglomerates–0.7%		
10,453	Financiere Marc de Lacharriere SA (FR)	288,094
189,400	Palmco Holdings Berhad (MA)	296,563
		584,657
Industrial Machinery–3.4%		
97,100	ATS Automation Tooling Systems, Inc. (CA)*	850,375
60,100	Fuji Machine Manufacturing Company Limited (JA)	695,724
492,000	Nachi-Fujikoshi Corporation (JA)	905,534
130	Sodick Plustech Company Limited (JA)	313,970
		2,765,603

Shares		Market Value
Integrated Telecommunication Services–0.9%		
144	G-mode Company Limited (JA) …………………………………	$ 365,771
196	Invoice, Inc. (JA) ………………………………………………	412,975
		778,746
Internet Software & Services–2.9%		
22	Access Company Limited (JA)* …………………………………	439,725
61,025	Easynet Group PLC (UK)* ………………………………………	126,501
395,675	Emblaze Systems Limited (IS)* …………………………………	701,899
66,500	Global Media Online, Inc. (JA) …………………………………	357,768
4,220,000	Hongkong.com Corporation (CN)* ………………………………	351,752
35	Index Corporation (JA) …………………………………………	203,748
52,200	Internet Initiative Japan, Inc. Sponsored ADR (JA)* ………………	227,592
		2,408,985
Investment Banking & Brokerage–1.5%		
1,090,000	CIMB Berhad (MA) ………………………………………………	872,000
54,375	Collins Stewart Tullett PLC (UK) ………………………………	376,856
		1,248,856
IT Consulting & Other Services–2.0%		
1,229,300	BATM Advanced Communications Limited (IS)* …………………	410,781
1,770,000	CSE Global Limited (SG) ………………………………………	482,453
195	Gigno System Japan, Inc. (JA) …………………………………	394,628
146	Netmarks, Inc. (JA) ……………………………………………	383,011
		1,670,873
Leisure Facilities–0.5%		
588,775	Euro Disney SCA (FR)* …………………………………………	398,917
Leisure Products–3.5%		
128,075	Hip Interactive Corporation (CA)* ………………………………	152,695
429,950	lastminute.com PLC (UK)* ………………………………………	1,248,700
43,100	Mega Bloks, Inc. 144A (CA)*† …………………………………	666,102
63,900	Sanrio Company Limited (JA) ……………………………………	394,868
64,000	Takara Company Limited (JA) ……………………………………	405,613
		2,867,978
Marine–1.1%		
49,290	Hanjin Shipping Company Limited (KR)* ………………………	405,214
964,000	Jaya Holdings Limited (SG) ……………………………………	205,281
1,674,300	Thoresen Thai Agencies NVDR Shares (TH) ……………………	304,672
		915,167
Movies & Entertainment–0.8%		
160,675	HIT Entertainment PLC (UK) ……………………………………	655,480

* Non-income producing.

† Securities were acquired pursuant to Rule 144A and may be deemed to be restricted for resale.
 NVDR - Non-voting Depositary Receipt.
 See notes to financial statements.

Shares		Market Value
Multi-Line Insurance–0.9%		
280,250	Hiscox PLC (UK)	$ 753,808
Multi-Utilities & Unregulated Power–1.0%		
121	Japan Wind Development Company Limited (JA)*	852,517
Office Services & Supplies–0.2%		
8,800	Glory Limited (JA)	194,945
Oil & Gas Equipment & Services–2.9%		
1,203,000	Federal International (2000) Limited (SG)	283,501
186,475	John Wood Group PLC 144A (UK)†	553,886
35,300	Schoeller-Bleckmann Oilfield Equipment AG (AT)	356,729
227,000	Scomi Group Berhad (MA)*	296,303
201,950	Total Energy Services Limited (CA)*	401,284
388,000	Toyo Kanetsu KK (JA)*	465,309
		2,357,012
Oil & Gas Exploration & Production–0.2%		
43,025	Great Northern Exploration Limited (CA)*	126,656
Oil & Gas Refining, Marketing, & Transportation–1.7%		
11,175	Exmar NV (BE)*	381,911
95,000	Golar LNG Limited (UK)*	987,061
		1,368,972
Other Diversified Financial Services–2.5%		
57,625	Comdirect Bank AG (GE)*	436,754
15,507	Grenkeleasing AG (GE)*	297,390
28,075	Home Capital Group, Inc. (CA)	423,563
2,403,350	National Finance Public Company Limited Foreign Shares (TH)*	863,239
		2,020,946
Packaged Foods & Meats–1.7%		
91,950	CoolBrands International, Inc. (CA)*	910,162
15,850	Dongwon F&B Company Limited (KR)	457,786
		1,367,948
Pharmaceuticals–0.7%		
516,800	SykePharma PLC (UK)*	592,700
Photographic Products–0.7%		
15,700	Nidec Copal Corporation (JA)	247,121
16,100	Studio Alice Company Limited (JA)	348,615
		595,736
Publishing–1.0%		
111,400	Bloomsbury Publishing PLC (UK)	431,997
30,375	Schibsted ASA (NW)	420,800
		852,797
Real Estate Investment Trusts–0.5%		
75	Japan Retail Fund Investment Corporation (JA)	392,255

Shares		Market Value
Real Estate Management & Development–2.4%		
7,974,000	Ayala Land, Inc. (PH)	$ 895,201
21,810,900	Filinvest Land, Inc. (PH)*	416,262
962,300	Glomac Berhad (MA)	425,438
220,575	Marylebone Warwick Balfour Group PLC (UK)*	222,031
		1,958,932
Regional Banks–0.6%		
6,417,500	PT Bank Mandiri 144A (ID)*†	525,068
Restaurants–0.2%		
619,450	Leon de Bruxelles (FR)*	163,612
Semiconductor Equipment–0.8%		
88,825	Silicon-On-Insulator Technologies (FR)*	528,380
13,000	Tosei Engineering Corporation (JA)	123,748
		652,128
Semiconductors–3.8%		
271,425	ARM Holdings PLC (UK)*	300,090
339,575	Dialog Semiconductor PLC (GE)*	620,032
21,800	Disco Corporation (JA)	836,960
50,600	ELMOS Semiconductor AG (GE)*	388,739
123,000	Malaysian Pacific Industries Berhad (MA)	466,105
69,000	New Japan Radio Company Limited (JA)	519,475
		3,131,401
Specialized Finance–0.5%		
100	Banque Nationale de Belgique (BE)	428,227
Specialty Chemicals–0.5%		
116,000	Chugoku Marine Paints Limited (JA)	396,086
Specialty Stores–0.5%		
2,000	Valora Holding AG (SZ)	409,007
Steel–1.6%		
1,816,000	Angang New Steel Company Limited Class H (CN)	402,878
2,666,000	Maanshan Iron and Steel Company Limited (CN) *	451,279
326,500	Nippon Yakin Kogyo Company Limited (JA)*	497,601
		1,351,758
Systems Software–0.4%		
44,000	ILOG SA (FR)*	362,793
Thrifts & Mortgage Finance–0.4%		
8,650	Entenial (FR)	358,596
Tires & Rubber–0.5%		
91,140	Hankook Tire Company Limited (KR)	449,405

* Non-income producing.

† Securities were acquired pursuant to Rule 144A and may be deemed to be restricted for resale.
* See notes to financial statements.*

Shares		Market Value
Trading Companies & Distributors–0.6%		
417,000	Sumikin Bussan Corporation (JA)*	$ 472,305
Water Utilities–0.6%		
93,625	Athens Water Supply and Sewage Company (GR)	458,018
Wireless Telecommunication Services–2.5%		
31,100	Millicom International Cellular SA (LU)*	815,131
200	Okinawa Cellular Telephone Company (JA)	597,960
480,400	Total Access Communication Public Company Limited (TH)*	638,939
		2,052,030
Total Common Stocks (Foreign)		
(Cost–$76,642,537)		79,475,485

Rights and Warrants (Foreign)–0.1%

Communications Equipment–0.1%		
292,431	Marconi PLC Warrants (UK)*	82,083
Total Rights and Warrants (Foreign)		
(Cost–$175,517)		82,083

Principal Amount		Amortized Cost
Corporate Short-Term Notes–3.6%		
Other Diversified Financial Services–3.6%		
$ 3,000,000	Merrill Lynch & Company	
	1.30% 7/1/03	$ 3,000,000
Total Corporate Short-Term Notes		
(Amortized Cost–$3,000,000)		3,000,000
Total Investments–100.5%		
(Total Cost–$79,818,054)		82,557,568
Other Assets and Liabilities–(0.5%)		(441,046)
Net Assets–100.0%..		$82,116,522

* *Non-income producing.*
   See notes to financial statements.

Statement of Assets and Liabilities
June 30, 2003 *(unaudited)*

Assets

Investment securities, at cost	$ 79,818,054
Investment securities, at market	82,557,568
Cash	273,267
Foreign currency (cost $1,653,512)	1,637,735
Receivables:	
Investment securities sold	6,097,890
Capital shares sold	76,127
Dividends	121,042
Other assets	58,992
Total Assets	90,822,621

Liabilities

Payables and other liabilities:	
Investment securities purchased	8,248,101
Capital shares redeemed	92,307
Advisory fees	68,820
Shareholder servicing fees	12,714
Accounting fees	6,882
Distribution fees	26,471
Custodian fees	31,538
Thailand taxes	111,719
Other	107,547
Total Liabilities	8,706,099
Net Assets	$ 82,116,522

Net Assets consist of:

Capital (par value and paid-in surplus)	$ 270,351,933
Undistributed net investment income	149,494
Accumulated net realized loss from security transactions (net of foreign taxes on Thailand investments of $252,282)	(191,132,519)
Net unrealized appreciation on investments and foreign currency translation	2,747,614
Total	$ 82,116,522

See notes to financial statements.

Net Assets—Class A	$	10,718,094
Shares Outstanding—Class A		1,074,037
Net Asset Value, Redemption Price Per Share	$	9.98
Maximum offering price per share		
(net asset value plus sales charge of 5.75% of offering price)	$	10.59
Net Assets—Class B	$	13,586,120
Shares Outstanding—Class B		1,400,622
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	9.70
Net Assets—Class C	$	5,524,669
Shares Outstanding—Class C		570,661
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	9.68
Net Assets—Class F	$	51,895,495
Shares Outstanding—Class F		5,205,841
Net Asset Value, Offering and Redemption Price Per Share	$	9.97
Net Assets—Class R	$	45,696
Shares Outstanding—Class R		4,730
Net Asset Value, Offering and Redemption Price Per Share	$	9.66
Net Assets—Class T	$	346,448
Shares Outstanding—Class T		36,003
Net Asset Value, Redemption Price Per Share	$	9.62
Maximum offering price per share		
(net asset value plus sales charge of 4.50% of offering price)	$	10.07

See notes to financial statements.

STATEMENT OF OPERATIONS
For the six months ended June 30, 2003 *(unaudited)*

Investment Income:

Dividends	$ 1,203,135
Interest	25,947
Foreign taxes withheld	(95,260)
Total Investment Income	1,133,822

Expenses:

Advisory fees—Note 2	382,385
Shareholder servicing fees—Note 2	73,423
Accounting fees—Note 2	38,239
Distribution fees—Note 2	127,387
Transfer agency fees—Note 2	98,601
Registration fees	30,944
Postage and mailing expenses	9,652
Custodian fees and expenses—Note 2	189,230
Printing expenses	25,099
Legal and audit fees	13,613
Directors' fees and expenses—Note 2	9,922
Other expenses	21,357
Total Expenses	1,019,852
Earnings Credits	(2,201)
Reimbursed/Waived Expenses	(33,699)
Expense Offset to Broker Commissions	(1,460)
Net Expenses	982,492
Net Investment Income	151,330

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain (Loss) on:

Security transactions (net of foreign taxes on Thailand investments of $252,282)	10,310,704
Foreign currency transactions	(73,878)
Net Realized Gain	10,236,826
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	5,564,266
Net Realized and Unrealized Gain	15,801,092
Net Increase in Net Assets Resulting from Operations	$ 15,952,422

Purchases of long-term securities	$257,173,777
Proceeds from sales of long-term securities	$268,017,575

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS
(unaudited)

	Six months ended 6/30/03	Year ended 12/31/02
Operations		
Net Investment Income (Loss)	$ 151,330	$ (1,023,871)
Net Realized Gain (Loss)	10,236,826	(12,388,968)
Net Change in Unrealized Appreciation/Depreciation	5,564,266	(2,075,681)
Net Increase (Decrease) in Net Assets Resulting from Operations	15,952,422	(15,488,520)
Capital Share Transactions		
Net Decrease—Note 4		
Class A	(753,924)	(2,916,773)
Class B	(1,716,491)	(4,098,985)
Class C	(789,080)	(2,563,176)
Class F	(9,059,300)	(17,949,856)
Class R	(36,271)	(21,426)
Class T	(104,311)	(148,171)
Net Decrease from Capital Share Transactions	(12,459,377)	(27,698,387)
Net Increase (Decrease) in Net Assets	3,493,045	(43,186,907)
Net Assets		
Beginning of period	$ 78,623,477	$121,810,384
End of period	$ 82,116,522	$ 78,623,477

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class A Shares				
Net Asset Value, beginning of period	$ 8.14	$ 9.68	$ 14.18	$ 22.93
Income from investment operations:				
Net investment loss....................	(0.01)	(0.16)	(0.14)	(0.13)
Net gains (losses) on securities (both realized and unrealized)	1.85	(1.38)	(4.36)	(6.65)
Total from investment operations.	1.84	(1.54)	(4.50)	(6.78)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	(1.97)
Net Asset Value, end of period.............	$ 9.98	$ 8.14	$ 9.68	$ 14.18
Total Return/Ratios				
Total return*	22.60%	(15.91%)	(31.74%)	(29.61%)
Net assets, end of period (000s).......	$10,718	$ 9,422	$14,033	$36,353
Net expenses to average net assets#,†..	2.46%**	2.24%	1.87%	1.59%
Gross expenses to average net assets#,†	2.46%**	2.24%	1.88%	1.61%
Net investment income (loss) to average net assets†	0.49%**	(0.80%)	(0.26%)	(0.80%)
Portfolio turnover rate@	583%	495%	704%	535%

* Sales charges are not reflected in the total return.

** Annualized.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were waived by the custodian for the six months ended June 30, 2003 and year ended December 31, 2002. Had these fees not been waived, the net expense ratios would have been 2.55% (2003) and 2.27% (2002). The gross expense ratios would have been 2.55% (2003) and 2.27% (2002). The net investment income (loss) ratios would have been 0.40% (2003) and (0.83%) (2002).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class B Shares				
Net Asset Value, beginning of period	$ 7.95	$ 9.54	$ 14.08	$ 22.93
Income from investment operations:				
Net investment loss....................	(0.12)	(0.29)	(0.18)	(0.23)
Net gains (losses) on securities (both realized and unrealized)	1.87	(1.30)	(4.36)	(6.65)
Total from investment operations.	1.75	(1.59)	(4.54)	(6.88)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	(1.97)
Net Asset Value, end of period.............	$ 9.70	$ 7.95	$ 9.54	$ 14.08
Total Return/Ratios				
Total return*	22.01%	(16.67%)	(32.24%)	(30.05%)
Net assets, end of period (000s).......	$13,586	$12,810	$19,661	$35,000
Net expenses to average net assets#,†..	3.31%**	3.09%	2.64%	2.35%
Gross expenses to average net assets#,†	3.32%**	3.09%	2.66%	2.38%
Net investment loss to average net assets†	(0.36%)**	(1.64%)	(1.06%)	(1.50%)
Portfolio turnover rate@	583%	495%	704%	535%

  * Sales charges are not reflected in the total return.

** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

 † Certain fees were waived by the custodian for the six months ended June 30, 2003 and year ended December 31, 2002. Had these fees not been waived, the net expense ratios would have been 3.40% (2003) and 3.12% (2002). The gross expense ratios would have been 3.41% (2003) and 3.12% (2002). The net investment loss ratios would have been (0.45%) (2003) and (1.67%) (2002).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class C Shares				
Net Asset Value, beginning of period	$ 7.93	$ 9.52	$ 14.06	$ 22.93
Income from investment operations:				
Net investment loss....................	(0.14)	(0.35)	(0.22)	(0.21)
Net gains (losses) on securities (both realized and unrealized)	1.89	(1.24)	(4.32)	(6.69)
Total from investment operations.	1.75	(1.59)	(4.54)	(6.90)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	(1.97)
Net Asset Value, end of period.............	$ 9.68	$ 7.93	$ 9.52	$ 14.06
Total Return/Ratios				
Total return*	22.07%	(16.70%)	(32.29%)	(30.13%)
Net assets, end of period (000s).......	$5,525	$ 5,268	$ 8,928	$17,925
Net expenses to average net assets#,†..	3.26%**	3.05%	2.65%	2.35%
Gross expenses to average net assets#,†	3.26%**	3.06%	2.67%	2.38%
Net investment loss to average net assets†	(0.31%)**	(1.58%)	(1.08%)	(1.50%)
Portfolio turnover rate@	583%	495%	704%	535%

 * Sales charges are not reflected in the total return.

** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

 † Certain fees were waived by the custodian for the six months ended June 30, 2003 and year ended December 31, 2002. Had these fees not been waived, the net expense ratios would have been 3.35% (2003) and 3.07% (2002). The gross expense ratios would have been 3.35% (2003) and 3.08% (2002). The net investment loss ratios would have been (0.40%) (2003) and (1.60%) (2002).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,				
		2002	2001	2000	1999	1998
Class F Shares						
Net Asset Value, beginning of period	$ 8.13	$ 9.67	$ 14.17	$ 22.93	$ 14.93	$ 13.64
Income from investment operations:						
Net investment loss	(0.12)	(0.23)	(0.22)	(0.19)	(0.11)	0.00
Net gains (losses) on securities (both realized and unrealized)	1.96	(1.31)	(4.28)	(6.60)	12.94	1.68
Total from investment operations	1.84	(1.54)	(4.50)	(6.79)	12.83	1.68
Less distributions:						
From net investment income	0.00	0.00	0.00	0.00	0.00	(0.01)
From net realized gains . . .	0.00	0.00	0.00	(1.97)	(4.83)	(0.38)
Total distributions . . .	0.00	0.00	0.00	(1.97)	(4.83)	(0.39)
Net Asset Value, end of period	$ 9.97	$ 8.13	$ 9.67	$ 14.17	$ 22.93	$ 14.93
Total Return/Ratios						
Total return	22.63%	(15.93%)	(31.76%)	(29.65%)	87.44%	12.50%
Net assets, end of period (000s)	$51,895	$50,742	$78,574	$182,036	$261,437	$124,572
Net expenses to average net assets#,†	2.33%**	2.18%	1.90%	1.59%	1.63%	1.52%
Gross expenses to average net assets#,†	2.33%**	2.18%	1.92%	1.61%	1.64%	1.54%
Net investment income (loss) to average net assets†	0.64%**	(0.74%)	(0.30%)	(0.88%)	(0.91%)	0.09%
Portfolio turnover rate@ . .	583%	495%	704%	535%	330%	34%

** Annualized.

\# Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were waived by the custodian for the six months ended June 30, 2003 and year ended December 31, 2002. Had these fees not been waived, the net expense ratios would have been 2.42% (2003) and 2.21% (2002). The gross expense ratios would have been 2.42% (2003) and 2.21% (2002). The net investment income (loss) ratios would have been 0.55% (2003) and (0.77%) (2002).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

| | Six months ended June 30, 2003 | Year ended December 31, | | |
		2002	2001	2000
Class R Shares				
Net Asset Value, beginning of period	$ 7.87	$ 9.56	$ 14.22	$ 22.93
Income from investment operations:				
Net investment income (loss)..........	0.08	(0.81)	(0.17)	(0.09)
Net gains (losses) on securities (both realized and unrealized)	1.71	(0.88)	(4.49)	(6.65)
Total from investment operations.	1.79	(1.69)	(4.66)	(6.74)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	(1.97)
Net Asset Value, end of period.............	$ 9.66	$ 7.87	$ 9.56	$ 14.22
Total Return/Ratios				
Total return	22.74%	(17.68%)	(32.77%)	(29.44%)
Net assets, end of period (000s).......	$ 46	$ 37	$ 76	$ 241
Net expenses to average net assets#,†..	2.38%**	3.91%	1.84%	1.31%
Gross expenses to average net assets#,†	2.39%**	3.94%	1.86%	1.33%
Net investment income (loss) to average net assets†	0.88%**	(2.20%)	(0.08%)	(0.55%)
Portfolio turnover rate@	583%	495%	704%	535%

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were waived by the custodian or reimbursed by the management company for the six months ended June 30, 2003 and the years ended December 31, 2002 and 2001. Had these fees not been waived or reimbursed, the net expense ratios would have been 2.48% (2003), 4.62% (2002), and 2.76% (2001). The gross expense ratios would have been 2.49% (2003), 4.65% (2002), and 2.78% (2001). The net investment income (loss) ratios would have been 0.78% (2003), (2.91%) (2002), and (1.00%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class T Shares				
Net Asset Value, beginning of period	$ 7.87	$ 9.50	$ 14.14	$ 22.93
Income from investment operations:				
Net investment loss....................	(0.17)	(0.45)	(0.22)	(0.16)
Net gains (losses) on securities (both realized and unrealized)	1.92	(1.18)	(4.42)	(6.66)
Total from investment operations.	1.75	(1.63)	(4.64)	(6.82)
Less distributions:				
From net investment income	0.00	0.00	0.00	0.00
From net realized gains................	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	(1.97)
Net Asset Value, end of period.............	$ 9.62	$ 7.87	$ 9.50	$ 14.14
Total Return/Ratios				
Total return*	22.24%	(17.16%)	(32.82%)	(29.79%)
Net assets, end of period (000s).......	$ 346	$ 345	$ 538	$ 869
Net expenses to average net assets#,†..	3.12%**	4.03%	3.14%	1.84%
Gross expenses to average net assets#,†	3.13%**	4.03%	3.16%	1.87%
Net investment income (loss) to average net assets†	0.07%**	(2.69%)	(1.60%)	(1.00%)
Portfolio turnover rate@	583%	495%	704%	535%

   * Sales charges are not reflected in the total return.

  ** Annualized.

   # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

   † Certain fees were waived by the custodian for the six months ended June 30, 2003 and year ended December 31, 2002. Had these fees not been waived, the net expense ratios would have been 3.21% (2003) and 4.05% (2002). The gross expense ratios would have been 3.22% (2003) and 4.05% (2002). The net investment loss ratios would have been (0.02%) (2003) and (2.71%) (2002).

  @ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
June 30, 2003 *(unaudited)*

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Passport Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of NASDAQ and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

Notes to Financial Statements

June 30, 2003 *(unaudited) (continued)*

   If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

   Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

   Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund normally will invest a large portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at June 30, 2003 for settling foreign trades is listed on the Statement of Assets and Liabilities.

   Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

   The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

   Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arise from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

   Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal

Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is a wholly-owned subsidiary of Mellon Bank N.A., which is a wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1% of the first $250 million of net assets, 0.80% of the next $250 million of net assets, and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation (an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through June 30, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2003, Class F shares were charged $12,278 and $26,862, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of The Dreyfus Corporation, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the six months ended June 30, 2003, Class F shares paid DTI and ITC $5,644 and $9,893, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.23 to $12.64, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the six months ended June 30, 2003 were as follows:

	Transfer Agency Fees Paid
Class A	$17,372
Class B	$29,342
Class C	$10,739
Class R	$ 270
Class T	$ 1,442

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2003, Class F shares were charged $61,200 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and Shareholder Servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the six months ended June 30, 2003, were as follows:

	Distribution Fees Paid	Shareholder Servicing Fees Paid
Class A	N/A	$11,918
Class B	$46,453	$15,484
Class C	$19,281	$ 6,428
Class T	$ 453	$ 453

During the six months ended June 30, 2003, DSC retained $4,828 and $37 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $79,895 and $493 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.10% of the average daily net assets of the Fund on the first $500 million, 0.065% of the average daily net assets of the Fund on the next $500 million, and 0.02% of the

average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A. serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2003, the Fund's portion of the fee waiver was $33,699. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses, and capital loss carryovers.

Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2002, represent capital loss carryovers that may be available to

offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2008 and December 31, 2010.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$199,680,397
Post-October Capital Loss Deferral...........................	$ 1,210,495
Post-October Currency Loss Deferral.........................	$ 1,893
Federal Tax Cost	$ 79,957,211
Gross Tax Appreciation of Investments	$ 5,384,679
Gross Tax Depreciation of Investments	$ (2,784,322)
Net Tax Appreciation...	$ 2,600,357

4. Fund Share Transactions
The Fund is authorized to issue 400 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended 6/30/03		Year ended 12/31/02	
	Shares	Amount	Shares	Amount
Class A				
Sold	1,470,573	$ 12,236,435	5,383,012	$ 50,430,851
Dividends or Distributions Reinvested................	0	$ 0	0	$ 0
Redeemed	(1,554,686)	$ (12,990,359)	(5,673,919)	$ (53,347,624)
Net Decrease	**(84,113)**	**$ (753,924)**	**(290,907)**	**$ (2,916,773)**
Class B				
Sold	15,750	$ 135,748	41,666	$ 391,779
Dividends or Distributions Reinvested................	0	$ 0	0	$ 0
Redeemed	(227,218)	$ (1,852,239)	(489,773)	$ (4,490,764)
Net Decrease	**(211,468)**	**$ (1,716,491)**	**(448,107)**	**$ (4,098,985)**

	Six months ended 6/30/03		Year ended 12/31/02	
	Shares	**Amount**	**Shares**	**Amount**
Class C				
Sold	750,180	$ 5,971,628	481,390	$ 4,684,798
Dividends or Distributions Reinvested................	0	$ 0	0	$ 0
Redeemed	(843,855)	$ (6,760,708)	(754,486)	$ (7,247,974)
Net Decrease	**(93,675)**	**$ (789,080)**	**(273,096)**	**$ (2,563,176)**
Class F				
Sold	2,341,034	$ 19,863,862	9,855,244	$ 92,121,343
Dividends or Distributions Reinvested................	0	$ 0	0	$ 0
Redeemed	(3,379,560)	$ (28,923,162)	(11,734,716)	$(110,071,199)
Net Decrease	**(1,038,526)**	**$ (9,059,300)**	**(1,879,472)**	**$ (17,949,856)**
Class R				
Sold	40,754	$ 335,000	315,313	$ 3,139,336
Dividends or Distributions Reinvested................	0	$ 0	0	$ 0
Redeemed	(40,754)	$ (371,271)	(318,502)	$ (3,160,762)
Net Decrease	**0**	**$ (36,271)**	**(3,189)**	**$ (21,426)**
Class T				
Sold	149,855	$ 1,164,172	371,045	$ 3,559,032
Dividends or Distributions Reinvested................	0	$ 0	0	$ 0
Redeemed	(157,674)	$ (1,268,483)	(383,873)	$ (3,707,203)
Net Decrease	**(7,819)**	**$ (104,311)**	**(12,828)**	**$ (148,171)**

5. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $75 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings is subject to the $75 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2003, there were no such borrowings.

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For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Dreyfus Founders Passport Fund

200 Park Avenue
New York, NY 10166

Manager

Founders Asset Management LLC
2930 East Third Avenue
Denver, CO 80206

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Dreyfus Founders Funds are managed by Founders Asset Management LLC.
Founders and Founders Funds are registered trademarks of Founders Asset Management LLC.

© 2003 Dreyfus Service Corporation

281SA0603

Dreyfus Founders Worldwide Growth Fund

SEMIANNUAL REPORT June 30, 2003



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

T able of C ontents

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2003. The amounts of these holdings are included in the Statement of Investments.

MANAGEMENT OVERVIEW

  

A discussion with co-portfolio managers Remi J. Browne, CFA, John B. Jares, CFA, and Daniel B. LeVan, CFA

How did the Fund perform relative to its benchmark in the six months ended June 30?

It has been an interesting time period for world equity markets. After three years of negative returns, stocks have again begun to post positive numbers. On a Fund level, the Dreyfus Founders Worldwide Growth Fund gained ground during the period and posted a return[1] that was competitive with its benchmark, the Morgan Stanley Capital International (MSCI) World Index which gained 11.12%.

> *"The Fund's performance was driven primarily by strong stock selection in the healthcare and consumer discretionary sectors."*

What broad market factors most impacted the Fund's performance during the period?

The market experienced two distinct environments during the half, which separated neatly into calendar quarters. The first quarter experienced continued downshifting as geopolitical uncertainty in the Middle East and

---

[1] Excluding sales charges, which result in lower returns for certain share classes. Please see page 7 for Average Annual and Year-to-Date Total Returns for all share classes, including and excluding sales charges.

Performance Highlights

- The impressive mid-period rally continued to boost the market through the end of the June reporting period.
- Technology and telecommunications sectors performed well for both the market and the Fund.
- Changes made to the Fund upon its management shift showed positive results.
- Our strategy in the midst of economic and market changes remains constant as we dedicate ourselves to seeking the best growth companies through our bottom-up fundamentals-based research approach.

health concerns over the onset of Severe Acute Respiratory Syndrome (SARS) in Asia depressed equity prices. Both factors weighed heavily upon already stressed domestic and foreign equity markets. However, by the opening of the second quarter, expectations for an economic recovery and improving investor confidence helped advance performance, more than offsetting the declines experienced in the first quarter. The market remained, at the end of the period, on solid ground, posting substantial year-to-date returns.

Mr. Browne and Mr. LeVan, what changes were made to the international portion of the Fund after you became co-portfolio managers in March?

The international portion of the Fund was revamped upon our move into its management position. While we were familiar with many of the international names held in the Fund, we kept select names, but repositioned the international portion of the Fund to reflect our focus on companies with increasing business momentum and strong underlying growth relative to their valuation. We did increase the number of names in the portfolio, while reducing our weighted average price-to-earnings ratio and increasing our exposure to earnings growth.

**What factors positively contributed to the
Fund's performance during the six-month period?**

Fund performance was primarily driven by strong stock selection in the healthcare and consumer discretionary sectors. In addition, good stock selection in the United States, Greece, the United Kingdom and Italy boosted the Fund's relative performance.

One of the Fund's stronger healthcare holdings, Canadian-based pharmaceutical company **Biovail Corporation**, was up 78% for the first half of the year, and contributed significantly to the Fund's overall performance. Biovail's strong performance was due in part to positive news the company released concerning several drugs in their pipeline.

Largest Equity Holdings (country of origin; ticker symbol)

1.	Estée Lauder Companies, Inc. (United States; EL)	2.79%
2.	General Electric Company (United States; GE)	2.46%
3.	Best Buy Company, Inc. (United States; BBY)	2.08%
4.	Pfizer, Inc. (United States; PFE)	2.06%
5.	Royal Caribbean Cruises Limited (United States; RCL)	1.87%
6.	MBNA Corporation (United States; KRB)	1.79%
7.	Smith International, Inc. (United States; SII)	1.51%
8.	Tiffany & Company (United States; TIF)	1.43%
9.	Wal-Mart Stores, Inc. (United States; WMT)	1.31%
10.	Vodafone Group PLC (United Kingdom; VOD)	1.30%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Another global leader that was a major positive contributor to the Fund was German software company **SAP AG**. A multinational company with a leading position in the enterprise software business, SAP reported strong first quarter numbers in the beginning of April. This increase in



Growth of $10,000 Investment

■ **Dreyfus Founders Worldwide Growth Fund-Class F**
■ **MSCI World Index**

■ $17,702
■ $14,189

Past performance is no guarantee of future results. The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Worldwide Growth Fund on 6/30/93 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.

The Morgan Stanley Capital International (MSCI) World Index is an arithmetical average of the performance of selected securities listed on the stock exchanges of the United States, Europe, Canada, Australia, New Zealand, and the Far East. Total return figures for this index assume change in share price and reinvestment of dividends after the deduction of local taxes, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

performance was attributable to its license business exceeding expectations, as well as positive growth in U.S. markets. The company was also able to reduce costs significantly, which helped expand its operating margins.

In the Fund's domestic holdings, we saw excellent returns in the consumer-related sectors. Holdings such as **Best Buy Company, Inc.**, the leading retailer of consumer electronics, and **Estée Lauder Companies, Inc.**,

Average Annual and Year-to-Date Total Return as of 6/30/03

	Year-to-Date[†]	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)					
With sales charge (5.75%)	6.00%	(10.09%)	—	—	(21.06%)
Without sales charge	12.50%	(4.59%)	—	—	(19.71%)
Class B Shares (12/31/99)					
With redemption*	8.07%	(9.09%)	—	—	(20.85%)
Without redemption	12.07%	(5.31%)	—	—	(20.30%)
Class C Shares (12/31/99)					
With redemption**	11.19%	(6.15%)	—	—	(20.72%)
Without redemption	12.19%	(5.20%)	—	—	(20.72%)
Class F Shares (12/31/89)	12.61%	(4.58%)	(7.99%)	3.56%	5.80%
Class R Shares (12/31/99)	12.80%	(4.03%)	—	—	(19.31%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	6.78%	(11.18%)	—	—	(22.06%)
Without sales charge	11.79%	(6.96%)	—	—	(21.03%)

Due to market volatility, current performance may differ from the figures shown. Please call us or visit www.founders.com for the most recent returns.

Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limits for certain share classes, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. Investments in foreign securities may entail unique risks, including political, market, and currency risks.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

[†]Total return is not annualized.

the manufacturer and distributor of cosmetics and fragrances, benefited from an increase in consumer spending during the period and posted strong gains. Another standout performer that benefited from this spending trend was credit-card issuer, **MBNA Corporation**.

What were the largest hindrances to the Fund's performance?
Disappointments in a few major holdings and weak stock selection in France, Japan and Switzerland hampered Fund performance. For example, some of our positions in the information technology and financials sectors, including India's Satyam Computer Services Limited and Britain's Amvescap PLC, were detrimental to the Fund. Both of these international holdings were sold once our combined tenure began.



Portfolio Composition

53.51%	United States
10.57%	United Kingdom
8.33%	Japan
3.14%	Germany
2.99%	France
2.72%	Canada
2.71%	Switzerland
1.70%	Spain
2.83%	Cash & Equivalents
11.50%	Other Countries

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

On the domestic front, **Johnson & Johnson** was a notable underperformer during the period as the company grappled with competition in some of its larger, more profitable products. Soft drink bottler Coca-Cola Enterprises, Inc. also posted poor results, which put an additional drag on the Fund's performance.

As we move into the second half of 2003, our strategy remains consistent. We will continue to rely on our bottom-up research process to seek companies throughout the world that we believe are capable of posting strong future revenue and earnings growth at valuations that make sense.

Remi J. Browne, CFA
Co-Portfolio Manager

John B. Jares, CFA
Co-Portfolio Manager

Daniel B. LeVan, CFA
Co-Portfolio Manager

Shares		Market Value

Common Stocks (Domestic)–53.5%

Airlines–2.0%

23,050	Delta Air Lines, Inc.	$ 338,374
39,300	Northwest Airlines Corporation Class A*	443,697
48,875	Southwest Airlines Company	840,650
		1,622,721

Application Software–0.4%

17,875	PeopleSoft, Inc.*	314,421

Asset Management & Custody Banks–1.5%

8,325	Bank of New York Company, Inc.	239,344
58,200	Janus Capital Group, Inc.	954,480
		1,193,824

Biotechnology–0.7%

10,125	Gilead Sciences, Inc.*	562,748

Broadcasting & Cable TV–2.3%

10,000	Clear Channel Communications, Inc.*	423,900
35,075	Comcast Corporation Special Class A*	1,011,212
13,875	Cox Communications, Inc.*	442,613
		1,877,725

Communications Equipment–0.7%

35,375	Cisco Systems, Inc.*	590,409

Computer & Electronics Retail–2.1%

38,237	Best Buy Company, Inc.*	1,679,369

Computer Hardware–1.2%

11,525	International Business Machines Corporation	950,813

Consumer Finance–1.8%

69,525	MBNA Corporation	1,448,901

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin of non-U.S. holdings:

AU	Australia		GR	Greece		NW	Norway
AT	Austria		HK	Hong Kong		PH	Philippines
BA	Barbados		ID	Indonesia		PU	Puerto Rico
BD	Bermuda		IE	Ireland		SG	Singapore
BE	Belgium		IS	Israel		SP	Spain
CA	Canada		IT	Italy		SW	Sweden
CN	China		JA	Japan		SZ	Switzerland
DE	Denmark		KR	South Korea		TH	Thailand
FI	Finland		LU	Luxembourg		UK	United Kingdom
FR	France		MA	Malaysia		VI	Virgin Islands
GE	Germany		NE	Netherlands			

Shares		Market Value
Data Processing & Outsourced Services–2.2%		
17,750	First Data Corporation	$ 735,560
29,000	Fiserv, Inc.*	1,032,690
		1,768,250
Diversified Banks–2.2%		
12,500	Bank of America Corporation	987,875
15,125	Wells Fargo & Company	762,300
		1,750,175
Food Retail–1.1%		
41,550	Safeway, Inc.*	850,113
Gas Utilities–1.1%		
16,325	Kinder Morgan, Inc.	892,161
Healthcare Equipment–1.3%		
16,500	Boston Scientific Corporation*	1,008,150
Healthcare Services–0.7%		
22,900	Caremark Rx, Inc.*	588,072
Home Improvement Retail–1.2%		
28,300	Home Depot, Inc.	937,296
Household Products–0.9%		
13,000	Colgate-Palmolive Company	753,350
Hypermarkets & Super Centers–1.3%		
19,750	Wal-Mart Stores, Inc.	1,059,983
Industrial Conglomerates–2.7%		
69,325	General Electric Company	1,988,241
4,650	Ingersoll-Rand Company Class A	220,038
		2,208,279
Industrial Gases–0.6%		
8,000	Praxair, Inc.	480,800
Industrial Machinery–0.7%		
8,825	Illinois Tool Works, Inc.	581,126
Investment Banking & Brokerage–0.6%		
6,125	Goldman Sachs Group, Inc.	512,969
Leisure Facilities–1.9%		
65,100	Royal Caribbean Cruises Limited	1,507,716
Movies & Entertainment–0.3%		
6,325	Viacom, Inc. Class B*	276,150
Oil & Gas Drilling–0.2%		
7,900	GlobalSantaFe Corporation	184,386

* Non-income producing.
  See notes to financial statements.

Shares		Market Value
Oil & Gas Equipment & Services–1.5%		
33,275	Smith International, Inc.*	$ 1,222,524
Other Diversified Financial Services–1.1%		
21,583	Citigroup, Inc.	923,752
Personal Products–2.8%		
67,175	Estée Lauder Companies, Inc. Class A	2,252,378
Pharmaceuticals–3.5%		
4,775	Forest Laboratories, Inc.*	261,431
16,475	Johnson & Johnson	851,758
48,612	Pfizer, Inc.	1,660,100
		2,773,289
Railroads–0.5%		
7,025	Union Pacific Corporation	407,591
Semiconductor Equipment–1.2%		
11,300	KLA-Tencor Corporation*	525,337
12,525	Novellus Systems, Inc.*	458,678
		984,015
Semiconductors–3.1%		
13,375	Altera Corporation*	219,350
32,050	Intel Corporation	666,127
30,350	Linear Technology Corporation	977,574
11,575	Maxim Integrated Products, Inc.*	395,749
9,450	Xilinx, Inc.*	239,180
		2,497,980
Soft Drinks–1.0%		
17,275	Coca-Cola Company	801,733
Specialty Stores–1.4%		
35,225	Tiffany & Company	1,151,153
Systems Software–5.7%		
28,875	Adobe Systems, Inc.	926,021
57,975	BMC Software, Inc.*	946,732
34,400	Microsoft Corporation	880,984
84,600	Oracle Corporation*	1,016,892
28,125	VERITAS Software Corporation*	806,344
		4,576,973
Total Common Stocks (Domestic)		
(Cost– $37,359,358)		43,191,295

Shares		Market Value

Common Stocks (Foreign)–43.7%

Application Software–1.2%
7,800	Cognos, Inc. (CA)*	$ 209,351
6,600	SAP AG (GE)	773,082
		982,433

Auto Parts & Equipment–0.5%
8,400	Canadian Tire Corporation Limited Class A (CA)	200,913
11,000	Nok Corporation (JA)	182,669
		383,582

Automobile Manufacturers–1.0%
51,600	Nissan Motor Company Limited (JA)	493,332
7,100	PSA Peugeot Citroen (FR)	344,890
		838,222

Biotechnology–0.2%
2,900	Actelion Limited (SZ)*	193,119

Brewers–0.7%
30,000	Fraser & Neave Limited (SG)	146,508
20,000	Kirin Brewery Company Limited (JA)	140,579
65,100	Lion Nathan Limited (AU)	234,012
		521,099

Broadcasting & Cable TV–0.2%
57,500	Seven Network Limited (AU)	183,170

Commercial Printing–0.3%
19,000	Dai Nippon Printing Company Limited (JA)	200,958

Communications Equipment–0.6%
16,300	Nokia Oyj (FI)	268,422
82,100	Nortel Networks Corporation (CA)*	219,932
		488,354

Computer Storage & Peripherals–0.4%
9,100	Logitech International SA (SZ)*	341,292

Construction & Engineering–0.5%
8,600	ACS, Actividades de Construccion y Servicios SA (SP)	366,893

Construction Materials–0.2%
50,500	Boral Limited (AU)*	171,370

Consumer Electronics–0.7%
7,700	Pioneer Corporation (JA)	173,142
30,000	Sharp Corporation (JA)	385,009
		558,151

* Non-income producing.
  See notes to financial statements.

Shares		Market Value
Consumer Finance–0.2%		
37,200	Bradford & Bingley PLC (UK)	$ 192,906
Diversified Banks–7.0%		
10,700	ABN AMRO Holding NV (NE)	204,588
14,100	Alliance & Leicester PLC (UK)	193,119
38,000	Alpha Bank AE (GR)	662,425
42,400	Anglo Irish Bank Corporation PLC (IE)	374,920
90,302	Banca Intesa SPA (IT)	288,805
51,071	Barclays PLC (UK)	379,240
10,589	BNP Paribas SA (FR)	538,084
52,500	HBOS PLC (UK)	679,641
7,600	Jyske Bank SA (DE)*	306,579
69	Mitsubishi Tokyo Financial Group, Inc. (JA)	312,030
25,088	Royal Bank of Scotland Group PLC (UK)	703,789
17,400	Skandinaviska Enskilda Banken (SW)	177,154
2,800	Societe Generale (FR)	177,492
50,632	Standard Chartered PLC (UK)	614,937
		5,612,803
Diversified Capital Markets–0.3%		
3,744	UBS AG (SZ)	208,276
Diversified Chemicals–0.4%		
6,600	BASF AG (GE)	280,811
Diversified Metals & Mining–0.2%		
33,800	BHP Billiton PLC (UK)	177,924
Electric Utilities–1.0%		
6,900	E.ON AG (GE)	353,795
15,973	Endesa SA (SP)	267,440
4,700	Fortis, Inc. (CA)	204,077
		825,312
Electrical Components & Equipment–0.3%		
29,000	Sumitomo Electric Industries Limited (JA)	211,809
Electronic Equipment Manufacturers–0.4%		
1,700	Keyence Corporation (JA)	311,472
Food Retail–0.5%		
6,900	Delhaize Group (BE)	209,979
16,100	Metro, Inc. (CA)	232,827
		442,806
Healthcare Distributors–0.2%		
8,100	Suzuken Company Limited (JA)	192,255
Healthcare Equipment–0.3%		
8,200	Getinge AB Class B (SW)	217,679
Home Furnishings–0.3%		
6,300	Hunter Douglas NV (NE)	209,807

Shares		Market Value
Homebuilding–0.2%		
26,600	Barratt Developments PLC (UK)	$ 189,624
Household Products–0.5%		
21,350	Reckitt Benckiser PLC (UK)	391,769
Housewares & Specialties–0.4%		
7,600	Citizen Electronics Company Limited (JA)	331,659
Hypermarkets & Super Centers–0.3%		
6,800	Metro AG (GE)	216,385
Industrial Conglomerates–0.8%		
17,200	DCC PLC (IE)	231,098
39,000	Hutchison Whampoa Limited (HK)	237,558
71,700	Keppel Corporation Limited (SG)	199,506
		668,162
Industrial Machinery–0.3%		
7,400	Saurer AG (SZ)*	202,141
Integrated Oil & Gas–2.0%		
94,942	BP PLC (UK)	658,406
1,300	OMV AG (AT)	156,185
22,000	Repsol YPF SA (SP)	356,729
51,300	Shell Transport & Trading Company PLC (UK)	338,614
601	Total SA (FR)	90,826
		1,600,760
Integrated Telecommunication Services–2.7%		
116,000	BT Group PLC (UK)	390,017
14,100	Deutsche Telekom AG (GE)*	214,706
35,700	Koninklijke NV (NE)*	252,950
9,500	NetCom AB Class B (SW)*	353,065
75	Nippon Telegraph & Telephone Corporation (JA)	294,191
11,000	TDC AS Class B (DE)	328,975
83,000	TeliaSonera AB (SW)	344,239
		2,178,143
IT Consulting & Other Services–1.6%		
46,400	Accenture Limited Class A ADR (BD)*	839,376
12,300	Cap Gemini SA (FR)	436,743
		1,276,119
Leisure Products–0.5%		
10,600	Bandai Company Limited (JA)	404,314
Office Electronics–0.7%		
13,000	Canon, Inc. (JA)	596,544

Non-income producing.
See notes to financial statements.

Shares		Market Value
Oil & Gas Drilling–0.4%		
46,300	Saipem SPA (IT)	$ 346,665
4,825	Nabors Industries Limited (BA)*	190,829
		537,494
Oil & Gas Equipment & Services–0.3%		
11,400	ProSafe ASA (NW)*	206,888
Oil & Gas Exploration & Production–0.7%		
40,200	Cairn Energy PLC (UK)*	202,990
10,100	Eni SPA (IT)	152,753
7,600	Penn West Petroleum Limited (CA)*	243,303
		599,046
Packaged Foods & Meats–0.8%		
20,000	Nisshin Seifun Group, Inc. (JA)	142,078
94,300	Parmalat Finaziaria SPA (IT)	296,718
26,900	Viscofan SA (SP)	209,442
		648,238
Pharmaceuticals–4.9%		
4,600	Altana AG (GE)	287,896
7,100	AstraZeneca Group PLC (UK)	284,703
5,763	Biovail Corporation (CA)*	271,207
47,900	Galen Holdings PLC (UK)	411,418
23,452	GlaxoSmithKline PLC (UK)	473,297
19,188	Novartis AG (SZ)	759,304
13,000	Ono Pharmaceuticals Company Limited (JA)	402,748
5,975	Sanofi-Synthelabo SA (FR)	349,937
27,000	Shire Pharmaceuticals Group PLC (UK)*	178,218
14,000	Takeda Chemical Industries Limited (JA)	516,511
		3,935,239
Precious Metals & Minerals–0.3%		
17,300	ThyssenKrupp AG (GE)	198,271
Property & Casualty Insurance–0.8%		
17,900	Kingsway Financial Services, Inc. (CA)*	215,385
68,000	QBE Insurance Group Limited (AU)	425,029
		640,414
Publishing–0.3%		
27,700	Johnston Press PLC (UK)	197,982
Railroads–0.5%		
8,300	Canadian National Railway Company (CA)	400,558
Real Estate Investment Trusts–0.3%		
110	Sumitomo Mitsui Financial Group, Inc. (JA)	240,017

Shares		Market Value

Real Estate Management & Development–1.8%

55,300	Cheung Kong (Holdings) Limited (CN)	$ 332,590
197,000	Henderson Investment Limited (HK)	189,469
22,302	Inmobiliaria Urbis SA (SP)	171,849
15,000	Land Securities PLC (UK)	193,441
41,000	Mitsui Fudosan Company Limited (JA)	261,895
4,900	Wereldhave NV (NE)	308,079
		1,457,323

Semiconductors–0.7%

6,775	Marvell Technology Group Limited (BD)*	232,857
15,400	Micronas Semiconductor Holding AG (SZ)*	310,388
		543,245

Soft Drinks–0.1%

8,000	Kirin Beverage Corporation (JA)	120,192

Specialty Chemicals–0.2%

2,900	Ciba Specialty Chemicals AG (SZ)*	175,563

Thrifts & Mortgage Finance–0.5%

38,000	Northern Rock PLC (UK)	447,096

Tires & Rubber–0.3%

9,900	Continental AG (GE)	207,823

Trading Companies & Distributors–0.4%

42,000	Mitsubishi Corporation (JA)	291,368

Trucking–0.3%

37,000	Seino Transportation Company Limited (JA)	211,693

Water Utilities–0.2%

26,700	Kelda Group PLC (UK)	188,354

Wireless Telecommunication Services–2.3%

79	KDDI Corporation (JA)	305,934
53,800	Orange SA (FR)*	477,577
535,475	Vodafone Group PLC (UK)	1,047,081
		1,830,592

Total Common Stocks (Foreign)
(Cost–$30,737,052) .... | | 35,245,519

* *Non-income producing.*
  See notes to financial statements.

Principal Amount	Amortized Cost
Corporate Short-Term Notes–3.2%	
Other Diversified Financial Services–3.2%	
$2,600,000 Merrill Lynch & Company	
1.30% 7/1/03	$ 2,600,000
Total Corporate Short-Term Notes (Amortized Cost–$2,600,000)..	2,600,000
Total Investments–100.4% (Total Cost–$70,696,410)	81,036,814
Other Assets and Liabilities–(0.4%)	(317,842)
Net Assets–100.0%..	$80,718,972

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
June 30, 2003 *(unaudited)*

Assets

Investment securities, at cost	$ 70,696,410
Investment securities, at market	81,036,814
Cash	156,246
Foreign currency (cost $242,802)	241,919
Receivables:	
Investment securities sold	1,124,773
Capital shares sold	3,696
Dividends	58,517
From transfer agent	1,644
Other assets	71,349
Total Assets	82,694,958

Liabilities

Payables and other liabilities:	
Investment securities purchased	1,745,533
Capital shares redeemed	32,919
Advisory fees	67,711
Shareholder servicing fees	9,648
Accounting fees	5,180
Distribution fees	16,891
Custodian fees	6,568
Other	91,536
Total Liabilities	1,975,986
Net Assets	$ 80,718,972

Net Assets consist of:

Capital (par value and paid-in surplus)	$161,938,727
Undistributed net investment income	16,175
Accumulated net realized loss from security transactions (net of foreign taxes on Indian investments of $59,092)	(91,581,201)
Net unrealized appreciation on investments and foreign currency translation	10,345,271
Total	$ 80,718,972

See notes to financial statements.

Net Assets—Class A	$	511,674
Shares Outstanding—Class A		54,666
Net Asset Value, Redemption Price Per Share	$	9.36
Maximum offering price per share		
(net asset value plus sales charge of 5.75% of offering price)	$	9.93
Net Assets—Class B	$	1,548,657
Shares Outstanding—Class B		170,088
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	9.10
Net Assets—Class C	$	232,560
Shares Outstanding—Class C		26,051
Net Asset Value, Offering and Redemption Price		
(excluding applicable contingent deferred sales charge) Per Share	$	8.93
Net Assets—Class F		$61,966,520
Shares Outstanding—Class F		6,604,310
Net Asset Value, Offering and Redemption Price Per Share	$	9.38
Net Assets—Class R		$16,408,825
Shares Outstanding—Class R		1,723,585
Net Asset Value, Offering and Redemption Price Per Share	$	9.52
Net Assets—Class T	$	50,736
Shares Outstanding—Class T		5,750
Net Asset Value, Redemption Price Per Share	$	8.82
Maximum offering price per share		
(net asset value plus sales charge of 4.50% of offering price)	$	9.24

See notes to financial statements.

STATEMENT OF OPERATIONS
For the six months ended June 30, 2003 *(unaudited)*

Investment Income:

Dividends	$ 793,094
Interest	15,975
Foreign taxes withheld	(66,394)
Total Investment Income	742,675

Expenses:

Advisory fees—Note 2	373,950
Shareholder servicing fees—Note 2	61,221
Accounting fees—Note 2	28,674
Distribution fees—Note 2	78,756
Transfer agency fees—Note 2	54,077
Registration fees	29,893
Postage and mailing expenses	11,896
Custodian fees and expenses—Note 2	39,409
Printing expenses	22,160
Legal and audit fees	7,934
Directors' fees and expenses—Note 2	8,718
Other expenses	20,330
Total Expenses	737,018
Earnings Credits	(1,013)
Reimbursed/Waived Expenses	(6,501)
Expense Offset to Broker Commissions	(3,004)
Net Expenses	726,500
Net Investment Income	16,175

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain (Loss) on:	
Security transactions (net of foreign taxes on Indian investments of $59,092)	(7,371,859)
Foreign currency transactions	3,286
Net Realized Loss	(7,368,573)
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	16,390,671
Net Realized and Unrealized Gain	9,022,098
Net Increase in Net Assets Resulting from Operations	$ 9,038,273
Purchases of long-term securities	$59,647,602
Proceeds from sales of long-term securities	$62,661,515

See notes to financial statements.

	Six months ended 6/30/03	Year ended 12/31/02
Operations		
Net Investment Income (Loss)	$ 16,175	$ (493,713)
Net Realized Loss	(7,368,573)	(21,248,091)
Net Change in Unrealized Appreciation/Depreciation	16,390,671	(11,501,638)
Net Increase (Decrease) in Net Assets Resulting from Operations	9,038,273	(33,243,442)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(110,347)	(185,979)
Class B	(80,441)	(3,433)
Class C	(15,459)	(61,045)
Class F	(4,815,878)	(14,839,943)
Class R	486,547	225,695
Class T	(1,835)	(19,951)
Net Decrease from Capital Share Transactions	(4,537,413)	(14,884,656)
Net Increase (Decrease) in Net Assets	4,500,860	(48,128,098)
Net Assets		
Beginning of period	$76,218,112	$124,346,210
End of period	$80,718,972	$ 76,218,112

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	**2001**	**2000**
Class A Shares				
Net Asset Value, beginning of period .	$ 8.32	$ 11.71	$ 15.78	$ 25.18
Income from investment operations:				
Net investment loss	(0.07)	(0.15)	(0.09)	(0.09)
Net gains (losses) on securities (both realized and unrealized) .	1.11	(3.24)	(3.98)	(5.44)
Total from investment operations	1.04	(3.39)	(4.07)	(5.53)
Less distributions:				
From net investment income.....	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.87)
Total distributions...........	0.00	0.00	0.00	(3.87)
Net Asset Value, end of period	$ 9.36	$ 8.32	$ 11.71	$ 15.78
Total Return/Ratios				
Total return*	12.50%	(28.95%)	(25.79%)	(21.82%)
Net assets, end of period (000s) .	$ 512	$ 543	$ 1,003	$ 800
Net expenses to average net assets#,†	2.02%**	2.06%	2.09%	1.41%
Gross expenses to average net assets#,†	2.02%**	2.06%	2.10%	1.43%
Net investment loss to average net assets†	(0.03%)**	(0.77%)	(0.96%)	(0.35%)
Portfolio turnover rate@..........	172%	211%	145%	210%

  * Sales charges are not reflected in the total return.

** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

 † Certain fees were waived by the custodian for the six months ended June 30, 2003. Had these fees not been waived, the net expense ratio would have been 2.03%. The gross expense ratio would have been 2.03%. The net investment loss ratio would have been (0.04%).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class B Shares				
Net Asset Value, beginning of period .	$ 8.12	$ 11.52	$ 15.57	$ 25.18
Income from investment operations:				
Net investment loss	(0.06)	(0.14)	(0.15)	(0.11)
Net gains (losses) on securities (both realized and unrealized) .	1.04	(3.26)	(3.90)	(5.63)
Total from investment operations	0.98	(3.40)	(4.05)	(5.74)
Less distributions:				
From net investment income.....	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.87)
Total distributions...........	0.00	0.00	0.00	(3.87)
Net Asset Value, end of period	$ 9.10	$ 8.12	$ 11.52	$ 15.57
Total Return/Ratios				
Total return*	12.07%	(29.51%)	(26.01%)	(22.67%)
Net assets, end of period (000s) .	$ 1,549	$ 1,459	$ 2,089	$ 2,329
Net expenses to average net assets#,†	2.81%**	2.70%	2.53%	2.21%
Gross expenses to average net assets#,†	2.81%**	2.71%	2.54%	2.25%
Net investment loss to average net assets†	(0.82%)**	(1.41%)	(1.43%)	(1.40%)
Portfolio turnover rate@..........	172%	211%	145%	210%

 * Sales charges are not reflected in the total return.

 ** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

 † Certain fees were waived by the custodian for the six months ended June 30, 2003. Had these fees not been waived, the net expense ratio would have been 2.83%. The gross expense ratio would have been 2.83%. The net investment loss ratio would have been (0.84%).

 @ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class C Shares				
Net Asset Value, beginning of period .	$ 7.96	$ 11.34	$ 15.56	$ 25.18
Income from investment operations:				
Net investment loss	(0.08)	(0.30)	(0.30)	(0.11)
Net gains (losses) on securities (both realized and unrealized) .	1.05	(3.08)	(3.92)	(5.64)
Total from investment operations	0.97	(3.38)	(4.22)	(5.75)
Less distributions:				
From net investment income.....	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.87)
Total distributions...........	0.00	0.00	0.00	(3.87)
Net Asset Value, end of period	$ 8.93	$ 7.96	$ 11.34	$ 15.56
Total Return/Ratios				
Total return*	12.19%	(29.81%)	(27.12%)	(22.70%)
Net assets, end of period (000s) .	$ 233	$ 218	$ 380	$ 375
Net expenses to average net assets#,†	2.86%**	3.33%	4.17%	2.21%
Gross expenses to average net assets#,†	2.87%**	3.33%	4.18%	2.25%
Net investment loss to average net assets,†	(0.97%)**	(2.05%)	(3.07%)	(1.31%)
Portfolio turnover rate@..........	172%	211%	145%	210%

  * Sales charges are not reflected in the total return.

** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

 † Certain fees were waived by the custodian or reimbursed by the management company for the six months ended June 30, 2003 and year ended December 31, 2002. Had these fees not been waived or reimbursed, the net expense ratios would have been 2.88% (2003) and 3.40% (2002). The gross expense ratios would have been 2.89% (2003) and 3.40% (2002). The net investment loss ratios would have been (0.99%) (2003) and (2.12%) (2002).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,				
		2002	2001	2000	1999	1998
Class F Shares						
Net Asset Value, beginning of period	$ 8.33	$ 11.72	$ 15.69	$ 25.17	$ 22.06	$ 21.11
Income from investment operations:						
Net investment income (loss)	(0.04)	(0.13)	(0.14)	(0.16)	(0.06)	0.08
Net gains (losses) on securities (both realized and unrealized)	1.09	(3.26)	(3.83)	(5.45)	10.11	1.90
Total from investment operations	1.05	(3.39)	(3.97)	(5.61)	10.05	1.98
Less distributions:						
From net investment income	0.00	0.00	0.00	0.00	0.00	(0.09)
From net realized gains	0.00	0.00	0.00	(3.87)	(6.94)	(0.94)
Total distributions	0.00	0.00	0.00	(3.87)	(6.94)	(1.03)
Net Asset Value, end of period . .	$ 9.38	$ 8.33	$ 11.72	$ 15.69	$ 25.17	$ 22.06
Total Return/Ratios						
Total return	12.61%	(28.92%)	(25.30%)	(22.14%)	48.78%	9.63%
Net assets, end of period (000s)	$61,967	$59,890	$101,592	$176,405	$284,839	$272,053
Net expenses to average net assets#,†	2.02%**	1.84%	1.60%	1.52%	1.53%	1.47%
Gross expenses to average net assets#,†	2.02%**	1.84%	1.61%	1.54%	1.55%	1.49%
Net investment income (loss) to average net assets†	(0.03%)**	(0.55%)	(0.50%)	(0.67%)	(0.27%)	0.33%
Portfolio turnover rate@	172%	211%	145%	210%	157%	86%

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were waived by the custodian for the six months ended June 30, 2003. Had these fees not been waived, the net expense ratio would have been 2.04%. The gross expense ratio would have been 2.04%. The net investment loss ratio would have been (0.05%).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

26

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class R Shares				
Net Asset Value, beginning of period .	$ 8.44	$ 11.81	$ 15.75	$ 25.18
Income from investment operations:				
Net investment income (loss)	0.02	(0.01)	(0.02)	0.00+
Net gains (losses) on securities (both realized and unrealized) .	1.06	(3.36)	(3.92)	(5.56)
Total from investment operations	1.08	(3.37)	(3.94)	(5.56)
Less distributions:				
From net investment income.....	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.87)
Total distributions...........	0.00	0.00	0.00	(3.87)
Net Asset Value, end of period	$ 9.52	$ 8.44	$ 11.81	$ 15.75
Total Return/Ratios				
Total return	12.80%	(28.54%)	(25.02%)	(21.94%)
Net assets, end of period (000s) .	$16,409	$14,060	$19,193	$27,611
Net expenses to average net assets#,†	1.53%**	1.41%	1.24%	1.22%
Gross expenses to average net assets#,†	1.53%**	1.41%	1.25%	1.26%
Net investment income (loss) to average net assets†	0.46%**	(0.13%)	(0.14%)	(0.49%)
Portfolio turnover rate@..........	172%	211%	145%	210%

+ Net investment loss for the year ended December 31, 2000 aggregated less than $0.01 on a per share basis.

** Annualized.

Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

† Certain fees were waived by the custodian for the six months ended June 30, 2003. Had these fees not been waived, the net expense ratio would have been 1.55%. The gross expense ratio would have been 1.55%. The net investment income ratio would have been 0.44%.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

Per Share Income and Capital Changes
Selected data for each share of capital
stock outstanding throughout each period.

	Six months ended June 30, 2003	Year ended December 31,		
		2002	2001	2000
Class T Shares				
Net Asset Value, beginning of period .	$ 7.89	$ 11.46	$ 15.65	$ 25.18
Income from investment operations:				
Net investment loss	(0.09)	(0.59)	(0.26)	(0.06)
Net gains (losses) on securities (both realized and unrealized) .	1.02	(2.98)	(3.93)	(5.60)
Total from investment operations	0.93	(3.57)	(4.19)	(5.66)
Less distributions:				
From net investment income.....	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(3.87)
Total distributions...........	0.00	0.00	0.00	(3.87)
Net Asset Value, end of period	$ 8.82	$ 7.89	$ 11.46	$ 15.65
Total Return/Ratios				
Total return*	11.79%	(31.15%)	(26.77%)	(22.34%)
Net assets, end of period (000s) .	$ 51	$ 47	$ 90	$ 48
Net expenses to average net assets#,†	3.24%**	4.60%	3.74%	1.72%
Gross expenses to average net assets#,†	3.24%**	4.60%	3.75%	1.76%
Net investment loss to average net assets†	(1.26%)**	(2.88%)	(2.72%)	(0.76%)
Portfolio turnover rate@..........	172%	211%	145%	210%

 * Sales charges are not reflected in the total return.

** Annualized.

 # Ratio of Net Expenses to Average Net Assets reflects reductions in a Fund's expenses through the use of brokerage commissions and custodial and transfer agent credits. Ratio of Gross Expenses to Average Net Assets is the total of a Fund's operating expenses before expense offset arrangements and earnings credits divided by its average net assets for the stated period.

 † Certain fees were waived by the custodian or reimbursed by the management company for the six months ended June 30, 2003 and the years ended December 31, 2002 and 2001. Had these fees not been waived or reimbursed, the net expense ratios would have been 3.26% (2003), 5.48% (2002), and 10.01% (2001). The gross expense ratios would have been 3.26% (2003), 5.48% (2002), and 10.02% (2001). The net investment loss ratios would have been (1.28%) (2003), (3.76%) (2002), and (8.99%) (2001).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Notes to Financial Statements
June 30, 2003 *(unaudited)*

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940. Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport, and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Worldwide Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R, and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase, and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Securities Valuation—An equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of NASDAQ and foreign securities for which an official closing price is provided, at the official closing price. Lacking any sales on that day, the security is valued at the current closing bid price or based on quotes from dealers making a market for the security if the closing bid price is not available. In the event that the closing price of a foreign security is not available in time to calculate the Fund's net asset value on a particular day, the Company's board of directors has authorized the use of the market price for the security obtained from an approved pricing service at an established time during the day, which may be prior to the close of regular trading in the security. London closing quotes for exchange rates are used to convert foreign security values into U.S. dollars.

Debt securities are valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean of the bid and asked quotations obtained from securities dealers. Debt securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value. The ability of issuers of debt securities held by the Fund to meet their obligations may be affected by economic and political developments in a specific country or region. The Fund amortizes premiums and discounts on all fixed-income securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund normally will invest a large portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at June 30, 2003 for settling foreign trades is listed on the Statement of Assets and Liabilities.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arise from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal

Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is a wholly-owned subsidiary of Mellon Bank N.A., which is a wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1% of the first $250 million of net assets, 0.80% of the next $250 million of net assets, and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), a wholly-owned subsidiary of The Dreyfus Corporation (an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. During the period from May 1, 2003 through June 30, 2003, the Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. Prior to May 1, 2003, the Company had a shareholder services agreement with Founders whereby the Fund paid Founders a monthly fee equal, on an annual basis, to $26.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2003, Class F shares were charged $18,122 and $40,250, respectively, pursuant to these shareholder services agreements.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of The Dreyfus Corporation, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. Prior to May 1, 2003, Investors Trust Company ("ITC") was the transfer and dividend disbursing agent for the Class F shares of the Fund. With the exception of out-of-pocket charges, the fees charged by ITC were paid by Founders. The out-of-pocket charges from ITC were paid by the Fund. During the six months ended June 30, 2003, Class F shares paid DTI and ITC $7,586 and $12,628, respectively, for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R, and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.23 to $12.64, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the six months ended June 30, 2003 were as follows:

	Transfer Agency Fees Paid
Class A	$ 816
Class B	$2,279
Class C	$ 396
Class R	$2,868
Class T	$ 293

Certain as-of shareholder transactions may result in gains or losses to the Fund. Depending on the circumstances, these gains may be payable to, or reimbursable from, the transfer agent; such gains and losses are presented on the Statement of Assets and Liabilities.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2003, Class F shares were charged $72,373 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C, and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C, and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and Shareholder Servicing fees paid to DSC by the Fund's Class A, B, C, and T shares for the six months ended June 30, 2003, were as follows:

	Distribution Fees Paid	Shareholder Servicing Fees Paid
Class A	N/A	$ 682
Class B	$5,414	$1,805
Class C	$ 911	$ 304
Class T	$ 58	$ 58

During the six months ended June 30, 2003, DSC retained $1,497 and $18 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $7,130 of contingent deferred sales charges relating to redemptions of Class B shares.

Fund Accounting and Administrative Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed by applying the following rates, as applicable, to the domestic assets and foreign assets, with the proportions of domestic and foreign assets recalculated monthly, plus reasonable out-of-pocket expenses.

On Assets in Excess of	But Not Exceeding	Domestic Fee	Foreign Fee
$0	$500 million	0.06%	0.10%
$500 million	$1 billion	0.04%	0.065%
$1 billion		0.02%	0.02%

Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A. serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/02 to 8/31/03	$100,000
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2003, the Fund's portion of the fee waiver was $6,501. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses, and capital loss carryovers.

Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2002, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2009 and December 31, 2010.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2003 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$ 80,131,891
Post-October Capital Loss Deferral	$ 1,926,432
Post-October Currency Loss Deferral	$ 0
Federal Tax Cost	$ 72,202,583
Gross Tax Appreciation of Investments	$ 10,129,484
Gross Tax Depreciation of Investments	$ (1,295,253)
Net Tax Appreciation	$ 8,834,231

4. Fund Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended 6/30/03		Year ended 12/31/02	
	Shares	**Amount**	**Shares**	**Amount**
Class A				
Sold	117,847	$ 1,090,513	431,081	$ 4,390,277
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(128,488)	$ (1,200,860)	(451,369)	$ (4,576,256)
Net Decrease	**(10,641)**	**$ (110,347)**	**(20,288)**	**$ (185,979)**
Class B				
Sold	3,011	$ 25,092	40,977	$ 409,634
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(12,549)	$ (105,533)	(42,643)	$ (413,067)
Net Decrease	**(9,538)**	**$ (80,441)**	**(1,666)**	**$ (3,433)**
Class C				
Sold	49,191	$ 387,675	12,934	$ 110,508
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(50,577)	$ (403,134)	(19,036)	$ (171,553)
Net Decrease	**(1,386)**	**$ (15,459)**	**(6,102)**	**$ (61,045)**
Class F				
Sold	1,383,462	$ 11,480,913	4,440,187	$ 42,616,720
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(1,965,714)	$ (16,296,791)	(5,924,226)	$ (57,456,663)
Net Decrease	**(582,252)**	**$ (4,815,878)**	**(1,484,039)**	**$ (14,839,943)**
Class R				
Sold	129,377	$ 1,113,981	427,695	$ 4,393,330
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(71,993)	$ (627,434)	(386,843)	$ (4,167,635)
Net Increase	**57,384**	**$ 486,547**	**40,852**	**$ 225,695**
Class T				
Sold	0	$ 0	142,397	$ 1,559,000
Dividends or Distributions Reinvested	0	$ 0	0	$ 0
Redeemed	(231)	$ (1,835)	(144,278)	$ (1,578,951)
Net Decrease	**(231)**	**$ (1,835)**	**(1,881)**	**$ (19,951)**

5. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $75 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $75 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2003, there were no such borrowings.

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For More Information

Dreyfus Founders Worldwide Growth Fund
200 Park Avenue
New York, NY 10166

Manager

Founders Asset Management LLC
2930 East Third Avenue
Denver, CO 80206

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

351SA0603